UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ANNUAL GENERAL MEETING — April 22, 2020ANNUAL GENERAL MEETING — April 22, 2020

PETROBRAS

INDEX

Comments from the CEO	04
Invitation	09
Call Notice	10
Information to Vote by Distance Voting Form	12
To be discussed at General Meeting	
I. To analyze management accounts, examine, discuss and vote the Management Report and Company's Financial Statements, with Independent Auditors and Fiscal Council's Reports of Fiscal Year of 2019	15
II. Capital budget proposal for the 2020 financial year	16
III. 2019 Financial year results destination	17
Annex I – Net income allocation - CVM instruction no. 481, 12/17/09) (appendix 9-1-ii))	19
IV. Election of 11 members of Board of Directors	24
Annex I – Information concerning the members indicated by controlling shareholder	25
Annex II – Information concerning the members indicated by non-controlling shareholders	33
Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Board of Directors	37
Annex I - Form - Administrator Registration	39
Annex II - Form - Registration of Additional Integrity Requirements for Fiscal Directors, Board of Directors, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Holders of the General Structure of Petrobras	45
Annex III - Registry of independence of Board of Directors and Fiscal Council members	48
Annex IV - Form - Declaration of eligibility and clean records	49
Annex V - Form - Information on shareholdings	51
Annex VI – CVM Statement and Law 13303/2016	53
Annex VII – Declaration on Politically Exposed Person	54
Annex VIII – Declaration of independence	56
Annex IX – Items 12.5 to 12.10 of the "Formulário de Referência"	58
Annex X - Additional Requirements - Independent Board Member	61

V. Election of the Chairman of the Board of Directors................................................................................... 62 VI. Election of 5 Members to the Fiscal Council and their respective alternates...................................... 63 Annex I – Information concerning the members nominated to the Fiscal Council indicated by controlling shareholder…………………………………………………………………………………………………………………….. 64 Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Fiscal Council Member..................................................................................................................................................... 70 Annex I – Form - Register of Fiscal Counselor of the Ministry of Economy....................................................... 72 Annex II – Form - Registration of Additional Integrity Requirements for Fiscal Directors, Board of Directors, External Members of the Statutory Advisory Committees of the Board of Directors, 77 Executive Officers and Holders of the General Structure of Petrobras.............................................................. Annex III – Registry of independence of Board of Directors and Fiscal Council members............................. 81 Annex IV – CVM Statement and Law 13303/2016 .................................................................................................... 82 Annex V – Declaration of independence..................................................................................................................... 83 Annex VI – Declaration on Politically Exposed Person............................................................................................. 85 Annex VII - Items 12.5 to 12.10 of the “Formulário de Referência”...................................................................... 87 VII. Establishment of the compensation of management and effective members of the Fiscal Council and members of the Statutory Advisory Committes of the Board of Directors .............................................. 90 Annex I - Information on Item 13 of the “Formulário de Referência”, complying with Art. 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction Nº 481/09............................................... 92 Annex II - Management's comments about Petrobras financial position.......................................................... 129 V. Election of the Chairman of the Board of Directors................................................................................... 62 VI. Election of 5 Members to the Fiscal Council and their respective alternates...................................... 63 Annex I – Information concerning the members nominated to the Fiscal Council indicated by controlling shareholder…………………………………………………………………………………………………………………….. 64 Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Fiscal Council Member..................................................................................................................................................... 70 Annex I – Form - Register of Fiscal Counselor of the Ministry of Economy....................................................... 72 Annex II – Form - Registration of Additional Integrity Requirements for Fiscal Directors, Board of Directors, External Members of the Statutory Advisory Committees of the Board of Directors, 77 Executive Officers and Holders of the General Structure of Petrobras.............................................................. Annex III – Registry of independence of Board of Directors and Fiscal Council members............................. 81 Annex IV – CVM Statement and Law 13303/2016 .................................................................................................... 82 Annex V – Declaration of independence..................................................................................................................... 83 Annex VI – Declaration on Politically Exposed Person............................................................................................. 85 Annex VII - Items 12.5 to 12.10 of the “Formulário de Referência”...................................................................... 87 VII. Establishment of the compensation of management and effective members of the Fiscal Council and members of the Statutory Advisory Committes of the Board of Directors .............................................. 90 Annex I - Information on Item 13 of the “Formulário de Referência”, complying with Art. 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction Nº 481/09............................................... 92 Annex II - Management's comments about Petrobras financial position.......................................................... 129

MESSAGE FROM THE CEO THE FIRST YEAR OF IMPLEMENTING A NEW STRATEGY I am pleased to share the results of a year of hard work, with the implementation of a new strategy for Petrobras, based on a transformational agenda supported by five pillars: maximization of the return on capital employed, reduction in the cost of capital, relentless search for low costs, meritocracy and respect for people and the environment and focus on the safety of operations. The confidence in the quality of the strategy and in its efficient implementation was widely corroborated by the capital markets. Petrobras’ market capitalization increased by 25%, from US$ 80.9 billion at the end of 2018 to US$ 101.1 billion in December 2019, outperforming the major oil companies in the world. In less than twelve months - from April 2019 to February 2020 - two secondary public offers for the distribution of Petrobras’ common shares owned by public banks were successfully carried out, totaling almost R$ 30 billion. Two important aspects should be noted in the latter transaction, of R$ 22 billion: (a) it was carried out amidst a situation of high volatility in stock and oil prices, caused by the shock of the coronavirus on the global economy, and (b) 55,000 individual Brazilian investors bought our shares, which was remarkable for the development of the local capital market. After years of stagnation, our oil and gas production surpassed the mark of 3 million barrels per day. The average cash lifting cost reached US$ 6.50 per boe in 4Q19, a reduction of US$ 3.0 in relation to 1 the beginning of 2018. Pre-salt operations, with a lifting cost of approximately US$ 3.0 per boe , played a relevant role in the reduction of the total average cost. In 2019, our activities generated a net income of US$ 9.3 billion, despite the drop in average oil prices from US$ 71 per barrel in 2018 to US$ 64. We have paid to the governments royalties, taxes and signing bonuses in the total amount of R$ 246billion, a historical record, which consolidates the company's position as the largest contributor in Brazil. To support the focus on efficiency and value generation, we created two new executive directorships: (a) Institutional Relations, which is essential in a company such as Petrobras, given our size and level of interactions with governments and public bodies, and (b) Digital Transformation and Innovation. In a rapidly changing world, digital transformation and the use of artificial intelligence are crucial for Petrobras' future. We are modernizing the information technology infrastructure, with a spike in high performance computing capacity (HPC), which, in 2019, was 3 times 2018’s capacity (9 PFLOPs) 4 MESSAGE FROM THE CEO THE FIRST YEAR OF IMPLEMENTING A NEW STRATEGY I am pleased to share the results of a year of hard work, with the implementation of a new strategy for Petrobras, based on a transformational agenda supported by five pillars: maximization of the return on capital employed, reduction in the cost of capital, relentless search for low costs, meritocracy and respect for people and the environment and focus on the safety of operations. The confidence in the quality of the strategy and in its efficient implementation was widely corroborated by the capital markets. Petrobras’ market capitalization increased by 25%, from US$ 80.9 billion at the end of 2018 to US$ 101.1 billion in December 2019, outperforming the major oil companies in the world. In less than twelve months - from April 2019 to February 2020 - two secondary public offers for the distribution of Petrobras’ common shares owned by public banks were successfully carried out, totaling almost R$ 30 billion. Two important aspects should be noted in the latter transaction, of R$ 22 billion: (a) it was carried out amidst a situation of high volatility in stock and oil prices, caused by the shock of the coronavirus on the global economy, and (b) 55,000 individual Brazilian investors bought our shares, which was remarkable for the development of the local capital market. After years of stagnation, our oil and gas production surpassed the mark of 3 million barrels per day. The average cash lifting cost reached US$ 6.50 per boe in 4Q19, a reduction of US$ 3.0 in relation to 1 the beginning of 2018. Pre-salt operations, with a lifting cost of approximately US$ 3.0 per boe , played a relevant role in the reduction of the total average cost. In 2019, our activities generated a net income of US$ 9.3 billion, despite the drop in average oil prices from US$ 71 per barrel in 2018 to US$ 64. We have paid to the governments royalties, taxes and signing bonuses in the total amount of R$ 246billion, a historical record, which consolidates the company's position as the largest contributor in Brazil. To support the focus on efficiency and value generation, we created two new executive directorships: (a) Institutional Relations, which is essential in a company such as Petrobras, given our size and level of interactions with governments and public bodies, and (b) Digital Transformation and Innovation. In a rapidly changing world, digital transformation and the use of artificial intelligence are crucial for Petrobras' future. We are modernizing the information technology infrastructure, with a spike in high performance computing capacity (HPC), which, in 2019, was 3 times 2018’s capacity (9 PFLOPs) 4

1 and in the end of 2020 will reach 10 times (30 PFLOPs) . The increase in HPC capacity is necessary to enable the application of more sophisticated algorithms that will provide us with a substantially greater amount of information in exploration and in oil reservoirs. Portfolio management has resulted in divestments of assets in which we are not natural owners in the amount of US$ 16.3 billion. We were awarded the best Cross-Border M&A Deal of2019 by Latin Finance magazine for TAG’s sale transaction, also the largest in Brazil last year. BR Distribuidora's follow-on transaction was the first privatization of a state-owned company via capital markets in the history of Brazil, carried out in a transparent manner and contributing to the development of the capital markets, which is extremely relevant to economic development. Instead of a company with a single owner, the company emerged with diluted capital among thousands of shareholders, democratizing capitalism. Divestments of mature fields, in addition to the positive effects for Petrobras due to the asymmetry of perceived value, have been contributing to the construction of a new oil industry in Brazil, with small and middle-sized producers, which invests in the recovery of fields with low productivity and high lifting costs, adding value to regional economies. The maximization of the return on capital employed also includes discipline in its allocation and investments to create conditions to grow productivity. Given the contracted credit lines available for immediate use, “revolving credit facilities” totaling US$ 9 billion, we are reducing the minimum cash target to US$ 5.5 billion. The retention of an excessive amount of cash acted as a drag on returns on capital employed. We have raised the bar for the selection of projects, which will be assessed individually when competing for scarce capital. The selectivity in the allocation of capital was put to the test in the 3 auctions held by the ANP in October and November, when 45 blocks were auctioned off. The company submitted proposals for only five, winning four, C-M-477, Búzios, Itapu and Aram. We managed to shorten the ramp-up period of the platforms to 9 months on averageand when transporting P-70 from China to Rio de Janeiro, we used a dry-tow ship, which reduced travel time from 100 to 45 days. With the use of artificial intelligence, we are developing projects that have the potential to revolutionize oil exploration and project development, substantially reducing the probability of drilling dry wells and the period between discovery and first oil. Such projects will very positively influence the return on capital employed in a not-so-distant future. 1 PFLOPS equals the processing capacity of a quadrillion mathematical operations per second 5 1 and in the end of 2020 will reach 10 times (30 PFLOPs) . The increase in HPC capacity is necessary to enable the application of more sophisticated algorithms that will provide us with a substantially greater amount of information in exploration and in oil reservoirs. Portfolio management has resulted in divestments of assets in which we are not natural owners in the amount of US$ 16.3 billion. We were awarded the best Cross-Border M&A Deal of2019 by Latin Finance magazine for TAG’s sale transaction, also the largest in Brazil last year. BR Distribuidora's follow-on transaction was the first privatization of a state-owned company via capital markets in the history of Brazil, carried out in a transparent manner and contributing to the development of the capital markets, which is extremely relevant to economic development. Instead of a company with a single owner, the company emerged with diluted capital among thousands of shareholders, democratizing capitalism. Divestments of mature fields, in addition to the positive effects for Petrobras due to the asymmetry of perceived value, have been contributing to the construction of a new oil industry in Brazil, with small and middle-sized producers, which invests in the recovery of fields with low productivity and high lifting costs, adding value to regional economies. The maximization of the return on capital employed also includes discipline in its allocation and investments to create conditions to grow productivity. Given the contracted credit lines available for immediate use, “revolving credit facilities” totaling US$ 9 billion, we are reducing the minimum cash target to US$ 5.5 billion. The retention of an excessive amount of cash acted as a drag on returns on capital employed. We have raised the bar for the selection of projects, which will be assessed individually when competing for scarce capital. The selectivity in the allocation of capital was put to the test in the 3 auctions held by the ANP in October and November, when 45 blocks were auctioned off. The company submitted proposals for only five, winning four, C-M-477, Búzios, Itapu and Aram. We managed to shorten the ramp-up period of the platforms to 9 months on averageand when transporting P-70 from China to Rio de Janeiro, we used a dry-tow ship, which reduced travel time from 100 to 45 days. With the use of artificial intelligence, we are developing projects that have the potential to revolutionize oil exploration and project development, substantially reducing the probability of drilling dry wells and the period between discovery and first oil. Such projects will very positively influence the return on capital employed in a not-so-distant future. 1 PFLOPS equals the processing capacity of a quadrillion mathematical operations per second 5

Petrobras' excellence in innovation was recognized at the Offshore Technology Conference (OTC) Brazil 2019, by the Distinguished Achievement Award for the extended well test of the Libra project. For the 4thtime since 1991, our competence was again recognized by the OTC 2020 Houston through the Distinguished Achievement Award for Companies, the main award in the global oil and gas industry, for the set of innovations developed to enable the production of the Búzios field. Divestments were paramount to help us focus on the assets in which we are the natural owners, allowing for total investment of US$ 27.4 billion, US$ 16.7 billion of which in bonus for the acquisition of the exploration and production rights in the blocks already mentioned. Buzios is very special because it is the largest offshore field discovered worldwide, a true world-class asset with huge reserves, low risk for Petrobras and lifting cost below US$ 4 per barrel. It is not a matter of discussing whether Petrobras will be bigger or smaller in the future. Our goal is to be much better in the future, the best in value generation in the world. There is no downsizing, we are seeking smartsizing. As well as enabling the financing of investments with expected high returns, divestments and a strong generation of operating cash -record value of R$ 101.7 billion -allowed a reduction of debt by US$ 24 billion. In addition, the efficient liability management exchanged short and high-cost debt for long and lower-cost debt. The combination of debt reduction and liability management allowed savings of US$ 1.2 billion in interest payments, with a reduction in the average cost of debt to 5.9% per year and an extension of its average tenor to 10.8 years. We were pleased to be awarded the best Corporate Liability Management Program 2019 by Latin Finance. The three main credit risk agencies improved our stand-alone credit rating, which encourages us to continue our efforts to regain the investment-grade rating. Another focus of our efforts has been the elimination of contingencies and off-balance liabilities. We managed to reduce litigation by R$ 35.5 billion, even after the effects of the monetary adjustments. Owing to poor management over several years, our employees’ pension fund, Petros, suffered heavy losses, putting at risk the payment of pensions to thousands of people. Greenfield operation investigates the practice of illegal acts in several pension funds, including Petros. We are working relentlessly to solve Petros' challenges. The pension plan for the employees who joined Petrobras before 2002 presents growing deficits and the attempts to solve this problem in the past have been unsuccessful. We are approving a much more effective equalization plan, which will reduce the impact on employees, and we are proposing a new defined contribution plan with a long- term solution. 6 Petrobras' excellence in innovation was recognized at the Offshore Technology Conference (OTC) Brazil 2019, by the Distinguished Achievement Award for the extended well test of the Libra project. For the 4thtime since 1991, our competence was again recognized by the OTC 2020 Houston through the Distinguished Achievement Award for Companies, the main award in the global oil and gas industry, for the set of innovations developed to enable the production of the Búzios field. Divestments were paramount to help us focus on the assets in which we are the natural owners, allowing for total investment of US$ 27.4 billion, US$ 16.7 billion of which in bonus for the acquisition of the exploration and production rights in the blocks already mentioned. Buzios is very special because it is the largest offshore field discovered worldwide, a true world-class asset with huge reserves, low risk for Petrobras and lifting cost below US$ 4 per barrel. It is not a matter of discussing whether Petrobras will be bigger or smaller in the future. Our goal is to be much better in the future, the best in value generation in the world. There is no downsizing, we are seeking smartsizing. As well as enabling the financing of investments with expected high returns, divestments and a strong generation of operating cash -record value of R$ 101.7 billion -allowed a reduction of debt by US$ 24 billion. In addition, the efficient liability management exchanged short and high-cost debt for long and lower-cost debt. The combination of debt reduction and liability management allowed savings of US$ 1.2 billion in interest payments, with a reduction in the average cost of debt to 5.9% per year and an extension of its average tenor to 10.8 years. We were pleased to be awarded the best Corporate Liability Management Program 2019 by Latin Finance. The three main credit risk agencies improved our stand-alone credit rating, which encourages us to continue our efforts to regain the investment-grade rating. Another focus of our efforts has been the elimination of contingencies and off-balance liabilities. We managed to reduce litigation by R$ 35.5 billion, even after the effects of the monetary adjustments. Owing to poor management over several years, our employees’ pension fund, Petros, suffered heavy losses, putting at risk the payment of pensions to thousands of people. Greenfield operation investigates the practice of illegal acts in several pension funds, including Petros. We are working relentlessly to solve Petros' challenges. The pension plan for the employees who joined Petrobras before 2002 presents growing deficits and the attempts to solve this problem in the past have been unsuccessful. We are approving a much more effective equalization plan, which will reduce the impact on employees, and we are proposing a new defined contribution plan with a long- term solution. 6

Initiatives were launched with a focus on meritocracy, comprising incentives aligned with the interests of shareholders and helping to form a culture of value in the company. Our Board of Directors approved an effective variable compensation plan with goals based on value generation. Bonuses relative to 2019 will be distributed after the General Shareholders' Meeting. At the same time, an EVA (economic value added) program will be phased in throughout 2020. In addition to be a metric for variable compensation, the EVA allows for the identification of inefficiencies and, above all, empowers our employees by leading them to take over the role of entrepreneurs in charge of their own businesses. Among several efforts to reduce costs, we launched a family of voluntary dismissal programs, with the adhesion up to the end of 2019 of 3,294 employees, of which 995 have already left Petrobras. Slow processes are an important source of high costs and low productivity. We are addressing this issue by delegating powers to managers, while, of course, keeping high standards of corporate governance and compliance. At the same time, the use of digital transformation begins to generate positive effects in corporate areas, such as the legal department, where we were able to eliminate the issuance of 20,000 documents per year in a first wave, which saves a significant number of man-hours and results in efficiency gains. We are preparing the future of Petrobras, which relies on people and on the quality of its human capital stock. One of our most relevant tasks is the identification of young talents, promoting them to management positions and preparing them to be the future leaders of the company. The training program for employees was reformulated to meet long-term strategic demands, with a more careful selection of employees to be trained. At the same time, we eliminate waste, seeking to do much more with less. In addition to the mandatory disciplines required by regulation, we are giving emphasis, for example, on leadership, finance, geosciences, artificial intelligence and mathematical methods. Likewise, R&D activities in our research center (CENPES), previously focused on meeting regulatory requirements, were redesigned for alignment with the Company’s strategy. In the social area, our programs are prioritizing investment in the early childhood, for children from 0 to 6 years old, where the social return rate is high, as it creates a powerful channel of economic and social mobility for those born in poor families. In addition, environment, science and sport for children and youth are priorities. Our efforts were recognized and in 2019 we reached a score of 46.6% on the Corporate Human Rights Benchmark, a result higher than that obtained in 2018, of 17.6%, and also than the average of 29% for companies in the mining and oil sectors. 7 Initiatives were launched with a focus on meritocracy, comprising incentives aligned with the interests of shareholders and helping to form a culture of value in the company. Our Board of Directors approved an effective variable compensation plan with goals based on value generation. Bonuses relative to 2019 will be distributed after the General Shareholders' Meeting. At the same time, an EVA (economic value added) program will be phased in throughout 2020. In addition to be a metric for variable compensation, the EVA allows for the identification of inefficiencies and, above all, empowers our employees by leading them to take over the role of entrepreneurs in charge of their own businesses. Among several efforts to reduce costs, we launched a family of voluntary dismissal programs, with the adhesion up to the end of 2019 of 3,294 employees, of which 995 have already left Petrobras. Slow processes are an important source of high costs and low productivity. We are addressing this issue by delegating powers to managers, while, of course, keeping high standards of corporate governance and compliance. At the same time, the use of digital transformation begins to generate positive effects in corporate areas, such as the legal department, where we were able to eliminate the issuance of 20,000 documents per year in a first wave, which saves a significant number of man-hours and results in efficiency gains. We are preparing the future of Petrobras, which relies on people and on the quality of its human capital stock. One of our most relevant tasks is the identification of young talents, promoting them to management positions and preparing them to be the future leaders of the company. The training program for employees was reformulated to meet long-term strategic demands, with a more careful selection of employees to be trained. At the same time, we eliminate waste, seeking to do much more with less. In addition to the mandatory disciplines required by regulation, we are giving emphasis, for example, on leadership, finance, geosciences, artificial intelligence and mathematical methods. Likewise, R&D activities in our research center (CENPES), previously focused on meeting regulatory requirements, were redesigned for alignment with the Company’s strategy. In the social area, our programs are prioritizing investment in the early childhood, for children from 0 to 6 years old, where the social return rate is high, as it creates a powerful channel of economic and social mobility for those born in poor families. In addition, environment, science and sport for children and youth are priorities. Our efforts were recognized and in 2019 we reached a score of 46.6% on the Corporate Human Rights Benchmark, a result higher than that obtained in 2018, of 17.6%, and also than the average of 29% for companies in the mining and oil sectors. 7

Petrobras is strongly committed to sustainability. We are a member of the Oil and Gas Climate Initiative (OGCI) and we are prioritizing the decarbonization of our operations, with goals and initiatives to reduce CO2 and methane emissions and to increase carbon capture. The growth in water reuse is also an important concern, as our percentage is still low. Our E&P operations discharged 17.3 kg of carbon equivalent per barrel of oil, which puts us in second place among the major oil companies in the world, only behind Equinor. We continue to invest in research in the development of more environmentally friendly fuels and in the acquisition of skills, so that in the future we can enter the renewable business in a winning position. Thanks to the quality of our oil, Petrobras is producing and selling maritime fuel (bunker oil) with 0.5% sulfur content required by the International Maritime Organization, IMO 2020. This new product helped to increase the utilization factor of our refineries to more than 80% in January 2020. Safety is our top priority, and in 2019, we reached the lowest historical recordable accident rate (TAR) level. There were 0.76 accidents/million man-hours, a decrease of 24.7% compared to 2018, establishing a new milestone for the global oil industry. Despite the achievement, we will not stop here. We continue to pursue the zero fatalities goal, and it is with deep regret that we recorded two fatalities in 2019. We are in a long-horizon industry, where we have the challenge of mitigating the negative effects of the many mistakes made in the past, taking care of the short term and preparing for the coming decades. Advances have been made, but we are still far from our goals. Petrobras remains one of the most indebted oil company in the world, with gross debt of US$ 87.1 billion, leverage above the oil industry standards and high costs. In addition, the return on capital employed still remains below the cost of capital. Thus, despite the ongoing strategic initiatives, production records and the very favorable accounting figures we are disclosing today, we cannot relax. There are many challenges ahead of us and, in order to overcome them, we need to continue with our efforts and to count on the talents of our professionals, the true jewel in Petrobras' crown. Finally, I would like to acknowledge and thank the important role played by our Board of Directors, which gives us firm support in this journey. Roberto Castello Branco CEO 8 Petrobras is strongly committed to sustainability. We are a member of the Oil and Gas Climate Initiative (OGCI) and we are prioritizing the decarbonization of our operations, with goals and initiatives to reduce CO2 and methane emissions and to increase carbon capture. The growth in water reuse is also an important concern, as our percentage is still low. Our E&P operations discharged 17.3 kg of carbon equivalent per barrel of oil, which puts us in second place among the major oil companies in the world, only behind Equinor. We continue to invest in research in the development of more environmentally friendly fuels and in the acquisition of skills, so that in the future we can enter the renewable business in a winning position. Thanks to the quality of our oil, Petrobras is producing and selling maritime fuel (bunker oil) with 0.5% sulfur content required by the International Maritime Organization, IMO 2020. This new product helped to increase the utilization factor of our refineries to more than 80% in January 2020. Safety is our top priority, and in 2019, we reached the lowest historical recordable accident rate (TAR) level. There were 0.76 accidents/million man-hours, a decrease of 24.7% compared to 2018, establishing a new milestone for the global oil industry. Despite the achievement, we will not stop here. We continue to pursue the zero fatalities goal, and it is with deep regret that we recorded two fatalities in 2019. We are in a long-horizon industry, where we have the challenge of mitigating the negative effects of the many mistakes made in the past, taking care of the short term and preparing for the coming decades. Advances have been made, but we are still far from our goals. Petrobras remains one of the most indebted oil company in the world, with gross debt of US$ 87.1 billion, leverage above the oil industry standards and high costs. In addition, the return on capital employed still remains below the cost of capital. Thus, despite the ongoing strategic initiatives, production records and the very favorable accounting figures we are disclosing today, we cannot relax. There are many challenges ahead of us and, in order to overcome them, we need to continue with our efforts and to count on the talents of our professionals, the true jewel in Petrobras' crown. Finally, I would like to acknowledge and thank the important role played by our Board of Directors, which gives us firm support in this journey. Roberto Castello Branco CEO 8

INVITATION Date: April 22, 2020 Time: 3PM Local: Auditorium of the Company’s head office at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro Matters: Annual General Meeting I. To analyze management's accounts, examination, discussion and voting of the Management Report and the Company's Financial Statements, accompanied by the report of the independent auditors and the Fiscal Council's Report, for the fiscal year ended December 31, 2019; II. Capital budget proposal for the 2020 fiscal year; III. Proposal for 2019 fiscal year results destination; IV. Election of eleven (11) members of the Board of Directors, of which 1 (one) is appointed by the Company's employees, 1 (one) by minority shareholders, in the separate election process (if a larger number does not fit them by the multiple voting process) and 1 (one) by the holders of preferred shares, also in the separate election process; V. Election of Chairman of the Board of Directors; VI. Election of five (5) members of the Fiscal Council, of which one (1) is appointed by minority shareholders and one (1) by the holders of preferred shares, both through the separate election process and respective substitute; and VII. Establishment of the compensation of Management, members of the Fiscal Council and members of the Statutory Advisory Committees to the Board of Directors. 9INVITATION Date: April 22, 2020 Time: 3PM Local: Auditorium of the Company’s head office at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro Matters: Annual General Meeting I. To analyze management's accounts, examination, discussion and voting of the Management Report and the Company's Financial Statements, accompanied by the report of the independent auditors and the Fiscal Council's Report, for the fiscal year ended December 31, 2019; II. Capital budget proposal for the 2020 fiscal year; III. Proposal for 2019 fiscal year results destination; IV. Election of eleven (11) members of the Board of Directors, of which 1 (one) is appointed by the Company's employees, 1 (one) by minority shareholders, in the separate election process (if a larger number does not fit them by the multiple voting process) and 1 (one) by the holders of preferred shares, also in the separate election process; V. Election of Chairman of the Board of Directors; VI. Election of five (5) members of the Fiscal Council, of which one (1) is appointed by minority shareholders and one (1) by the holders of preferred shares, both through the separate election process and respective substitute; and VII. Establishment of the compensation of Management, members of the Fiscal Council and members of the Statutory Advisory Committees to the Board of Directors. 9

GENERAL SHAREHOLDERS’ MEETING CALL NOTICE The Board of Directors of Petróleo Brasileiro SA - Petrobras convenes the Company's shareholders to meet at General Shareholders’ Meeting on April 22, 2020, at 3:00 p.m., in the auditorium of the Headquarters Building, Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters: General Shareholders’ Meeting I. To analyze management's accounts, examination, discussion and voting of the Management Report and the Company's Financial Statements, accompanied by the report of the independent auditors and the Fiscal Council's Report, for the fiscal year ended December 31, 2019; II. Capital budget proposal for the 2020 fiscal year; III. Proposal for 2019 fiscal year results destination; IV. Election of eleven (11) members of the Board of Directors, of which 1 (one) is appointed by the Company's employees, 1 (one) by minority shareholders, in the separate election process (if a larger number does not fit them by the multiple voting process) and 1 (one) by the holders of preferred shares, also in the separate election process; V. Election of Chairman of the Board of Directors; VI. Election of five (5) members of the Fiscal Council, of which one (1) is appointed by minority shareholders and one (1) by the holders of preferred shares, both through the separate election process and respective substitute; and VII. Establishment of the compensation of Management, members of the Fiscal Council and members of the Statutory Advisory Committees to the Board of Directors. The minimum percentage of interest in the capital stock required to request the adoption of the multiple vote for the election of the members of the Board of Directors at the General Shareholders’ Meeting is 5% (five percent) of the voting capital, as per CVM Instruction nº165 of December 11, 1991 and with amendment as per CVM nº282, of June 26, 1998. The option to request the adoption of the multiple vote process should be exercised under the terms established in paragraph 1 of article 141 of Law 6404, of December 15, 1976. The shareholders holding preferred shares that may be constituted with the right to elect at the General Shareholders’ Meeting, in a separate vote, a representative of this class of shares to be a 10 GENERAL SHAREHOLDERS’ MEETING CALL NOTICE The Board of Directors of Petróleo Brasileiro SA - Petrobras convenes the Company's shareholders to meet at General Shareholders’ Meeting on April 22, 2020, at 3:00 p.m., in the auditorium of the Headquarters Building, Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters: General Shareholders’ Meeting I. To analyze management's accounts, examination, discussion and voting of the Management Report and the Company's Financial Statements, accompanied by the report of the independent auditors and the Fiscal Council's Report, for the fiscal year ended December 31, 2019; II. Capital budget proposal for the 2020 fiscal year; III. Proposal for 2019 fiscal year results destination; IV. Election of eleven (11) members of the Board of Directors, of which 1 (one) is appointed by the Company's employees, 1 (one) by minority shareholders, in the separate election process (if a larger number does not fit them by the multiple voting process) and 1 (one) by the holders of preferred shares, also in the separate election process; V. Election of Chairman of the Board of Directors; VI. Election of five (5) members of the Fiscal Council, of which one (1) is appointed by minority shareholders and one (1) by the holders of preferred shares, both through the separate election process and respective substitute; and VII. Establishment of the compensation of Management, members of the Fiscal Council and members of the Statutory Advisory Committees to the Board of Directors. The minimum percentage of interest in the capital stock required to request the adoption of the multiple vote for the election of the members of the Board of Directors at the General Shareholders’ Meeting is 5% (five percent) of the voting capital, as per CVM Instruction nº165 of December 11, 1991 and with amendment as per CVM nº282, of June 26, 1998. The option to request the adoption of the multiple vote process should be exercised under the terms established in paragraph 1 of article 141 of Law 6404, of December 15, 1976. The shareholders holding preferred shares that may be constituted with the right to elect at the General Shareholders’ Meeting, in a separate vote, a representative of this class of shares to be a 10 member of the Board of Directors, shall jointly represent at least 10% (ten percent) of the share capital, in addition to proving the uninterrupted ownership of the shareholding since January 22, 2020. Any person present at the General Meeting must evidence his/her status of shareholder, under article 126 of Law No. 6404, of December 15, 1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By-law, upon presentation of the following documents: i) Representative’s ID; ii) Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy); iii) Copy of the contract/by-laws of the represented or the fund's regulations, if applicable; iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable. It is requested that the shareholders represented by attorneys file, within at least three business days in advance, the documents listed above in room 1803 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the General Meeting, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meeting will be held. In case of stock lending, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties. The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction No. 481, of December 17, 2009, as well as the requirements, impediments and documentation that must be presented to appoint members to the Boards of Directors and Fiscal Council are included in the Manual of the General Meeting. All documents concerning the matters to be voted at the General Shareholders’ Meeting will be available in room 1803 (Shareholder Service Center) of the Petrobras’ registered office, and on the websites of the Company (http://www.petrobras.com.br/ir) and the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br), under CVM Instruction No. 481, of December 17, 2009. Rio de Janeiro, March 20, 2020. Eduardo Bacellar Leal Ferreira Chairman of Board of Directors 11 member of the Board of Directors, shall jointly represent at least 10% (ten percent) of the share capital, in addition to proving the uninterrupted ownership of the shareholding since January 22, 2020. Any person present at the General Meeting must evidence his/her status of shareholder, under article 126 of Law No. 6404, of December 15, 1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By-law, upon presentation of the following documents: i) Representative’s ID; ii) Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy); iii) Copy of the contract/by-laws of the represented or the fund's regulations, if applicable; iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable. It is requested that the shareholders represented by attorneys file, within at least three business days in advance, the documents listed above in room 1803 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the General Meeting, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meeting will be held. In case of stock lending, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties. The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction No. 481, of December 17, 2009, as well as the requirements, impediments and documentation that must be presented to appoint members to the Boards of Directors and Fiscal Council are included in the Manual of the General Meeting. All documents concerning the matters to be voted at the General Shareholders’ Meeting will be available in room 1803 (Shareholder Service Center) of the Petrobras’ registered office, and on the websites of the Company (http://www.petrobras.com.br/ir) and the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br), under CVM Instruction No. 481, of December 17, 2009. Rio de Janeiro, March 20, 2020. Eduardo Bacellar Leal Ferreira Chairman of Board of Directors 11

DISTANCE VOTING BALLOT FORM The form must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Instruction no. 481/09. In this case, it is imperative to complete the form, available on the website www.petrobras.com.br/ri, be filled in with the full name (or corporate name) of the shareholder and the Registration number with the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact. In addition, in order for the ballot to be considered valid and the votes therein delivered be recorded in the General Meeting quorum, the following instructions shall be observed: i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows: a) [ON only]: Only holders of common shares (PETR3) shall vote; b) [PN only]: Only holders of preferred shares (PETR4) shall vote; c) [ON and PN]: Holders of common (PETR3) and preferred shares (PETR4) shall vote; ii. the shareholder or its legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and iii. signature certification will be required for all signatures included in the ballot form and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents. Guidelines for sending the form Shareholders who choose to exercise their right to use the distance voting may: (i) fill in and send this form directly to the Company; or (ii) relay completion instructions to suitable service providers, according to the following guidelines: Exercise of distance voting rights using a custodian Shareholders who choose to exercise their right to use the distance voting via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, 3 which forwards said voting manifestations to the [B] Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures. According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the General 12 DISTANCE VOTING BALLOT FORM The form must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Instruction no. 481/09. In this case, it is imperative to complete the form, available on the website www.petrobras.com.br/ri, be filled in with the full name (or corporate name) of the shareholder and the Registration number with the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact. In addition, in order for the ballot to be considered valid and the votes therein delivered be recorded in the General Meeting quorum, the following instructions shall be observed: i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows: a) [ON only]: Only holders of common shares (PETR3) shall vote; b) [PN only]: Only holders of preferred shares (PETR4) shall vote; c) [ON and PN]: Holders of common (PETR3) and preferred shares (PETR4) shall vote; ii. the shareholder or its legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and iii. signature certification will be required for all signatures included in the ballot form and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents. Guidelines for sending the form Shareholders who choose to exercise their right to use the distance voting may: (i) fill in and send this form directly to the Company; or (ii) relay completion instructions to suitable service providers, according to the following guidelines: Exercise of distance voting rights using a custodian Shareholders who choose to exercise their right to use the distance voting via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, 3 which forwards said voting manifestations to the [B] Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures. According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the General 12

Meeting will be held, namely, until April 15, 2020 (inclusive), except if a different term is defined by their custody agents. Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the General Meeting. It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the General Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for rectification, correction, and resubmission thereof. It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder 3 voting instructions through their respective custody agents, the [B] Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities). Exercise of distance voting rights using a book-entry share administrator In addition to the previous options, shareholders holding book-entry shares can exercise their right to distance voting using Banco Bradesco, which is the managing institution for Petrobras’ Book-Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco Bradesco branch. Exercise of distance voting via direct remittance of ballot form by shareholders directly to Petrobras Shareholders who choose to exercise their right to use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 18º floor – room 1803, Centro, CEP: 20031-912, Rio de Janeiro/RJ - Brasil, care of the Department of Individual Investor Relations – Shareholder Support: (i) physical copy of this ballot form, duly completed, signed, and with each page initialed; (ii) certified copy of the following documents: (a) for natural persons: • valid photo ID and CPF number; • in the case of proxy (engaged less than one year from the date of the General Meeting) forward documentation with certified signature and the proxy’s identity. (b) for legal persons: • latest by-laws or consolidated social contract and the corporate documents proving the legal representation of shareholder; • CNPJ; and • photo ID document of the legal proxy. 13 Meeting will be held, namely, until April 15, 2020 (inclusive), except if a different term is defined by their custody agents. Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the General Meeting. It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the General Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for rectification, correction, and resubmission thereof. It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder 3 voting instructions through their respective custody agents, the [B] Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities). Exercise of distance voting rights using a book-entry share administrator In addition to the previous options, shareholders holding book-entry shares can exercise their right to distance voting using Banco Bradesco, which is the managing institution for Petrobras’ Book-Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco Bradesco branch. Exercise of distance voting via direct remittance of ballot form by shareholders directly to Petrobras Shareholders who choose to exercise their right to use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 18º floor – room 1803, Centro, CEP: 20031-912, Rio de Janeiro/RJ - Brasil, care of the Department of Individual Investor Relations – Shareholder Support: (i) physical copy of this ballot form, duly completed, signed, and with each page initialed; (ii) certified copy of the following documents: (a) for natural persons: • valid photo ID and CPF number; • in the case of proxy (engaged less than one year from the date of the General Meeting) forward documentation with certified signature and the proxy’s identity. (b) for legal persons: • latest by-laws or consolidated social contract and the corporate documents proving the legal representation of shareholder; • CNPJ; and • photo ID document of the legal proxy. 13

(c) for investment funds: • last consolidated fund rules with CNPJ; • by-laws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and • photo ID document of the legal proxy. Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction nº 481/09. If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents, it may be disregarded and shareholders will be notified at the email address informed. The ballot form and other supporting documents shall be recorded at the company within seven days prior to the date of the General Shareholders’ Meeting, namely, by April 15, 2020 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded. 14 (c) for investment funds: • last consolidated fund rules with CNPJ; • by-laws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and • photo ID document of the legal proxy. Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction nº 481/09. If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents, it may be disregarded and shareholders will be notified at the email address informed. The ballot form and other supporting documents shall be recorded at the company within seven days prior to the date of the General Shareholders’ Meeting, namely, by April 15, 2020 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded. 14

GENERAL SHAREHOLDER’S MEETING PRESENTATION TO SHAREHOLDERS ITEM I TO ANALYZE MANAGEMENT ACCOUNTS, EXAMINE, DISCUSS AND VOTE THE MANAGEMENT REPORT AND THE COMPANY'S FINANCIAL STATEMENTS, WITH INDEPENDENT AUDITORS AND FISCAL COUNCIL'S REPORTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019 Dear Shareholders, The Management Report, the Financial Statements with the Independent Auditors and Fiscal Council’s Reports of fiscal year of 2019 are available in Petrobras website: https://www.investidorpetrobras.com.br/en/results-and-notices/annual-reports Rio de Janeiro, March 20, 2020. Roberto Castello Branco CEO 15GENERAL SHAREHOLDER’S MEETING PRESENTATION TO SHAREHOLDERS ITEM I TO ANALYZE MANAGEMENT ACCOUNTS, EXAMINE, DISCUSS AND VOTE THE MANAGEMENT REPORT AND THE COMPANY'S FINANCIAL STATEMENTS, WITH INDEPENDENT AUDITORS AND FISCAL COUNCIL'S REPORTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019 Dear Shareholders, The Management Report, the Financial Statements with the Independent Auditors and Fiscal Council’s Reports of fiscal year of 2019 are available in Petrobras website: https://www.investidorpetrobras.com.br/en/results-and-notices/annual-reports Rio de Janeiro, March 20, 2020. Roberto Castello Branco CEO 15

GENERAL SHAREHOLDER’S MEETING PRESENTATION TO SHAREHOLDERS ITEM II CAPITAL BUDGET PROPOSAL FOR THE 2020 FINANCIAL YEAR Dear Shareholders, The Capital Budget for 2020 of Petróleo Brasileiro S.A. includes total investments of R$ 39,414 million (thirty-nine billion, four hundred and fourteen million reais), of which R$ 31,045 million (thirty-one billion, forty-five million) are intended to the Exploration & Production segment, R$ 6,234 million ( six billion, two hundred and thirty-four million) to RGN (RTC, G&E segments) and R$ 2,135 million (two billion, one hundred and thirty-five million) to the Corporate Segment. The estimated amount for capital budget will be exclusively supported by proprietary resources arising from the Company's operations. Accordingly, pursuant to article 196, of Law 6404, of December 15,1976, as approved by Law 10303/2001, the Board of Directors of PETROBRAS is proposing to this General Shareholders’ Meeting, with the favorable opinion of the -Fiscal Council, the approval of the Capital Budget for 2020, in the amount of R$ 39,414 million (thirty-nine billion, four hundred and fourteen million reais). Rio de Janeiro, March 20, 2020. Roberto Castello Branco CEO 16 GENERAL SHAREHOLDER’S MEETING PRESENTATION TO SHAREHOLDERS ITEM II CAPITAL BUDGET PROPOSAL FOR THE 2020 FINANCIAL YEAR Dear Shareholders, The Capital Budget for 2020 of Petróleo Brasileiro S.A. includes total investments of R$ 39,414 million (thirty-nine billion, four hundred and fourteen million reais), of which R$ 31,045 million (thirty-one billion, forty-five million) are intended to the Exploration & Production segment, R$ 6,234 million ( six billion, two hundred and thirty-four million) to RGN (RTC, G&E segments) and R$ 2,135 million (two billion, one hundred and thirty-five million) to the Corporate Segment. The estimated amount for capital budget will be exclusively supported by proprietary resources arising from the Company's operations. Accordingly, pursuant to article 196, of Law 6404, of December 15,1976, as approved by Law 10303/2001, the Board of Directors of PETROBRAS is proposing to this General Shareholders’ Meeting, with the favorable opinion of the -Fiscal Council, the approval of the Capital Budget for 2020, in the amount of R$ 39,414 million (thirty-nine billion, four hundred and fourteen million reais). Rio de Janeiro, March 20, 2020. Roberto Castello Branco CEO 16

GENERAL SHAREHOLDERS’ MEETING PRESENTATION TO SHAREHOLDERS ITEM III PROPOSAL FOR ALLOCATION OF RESULTS FOR THE 2019 FISCAL YEAR Dear Shareholders, Petrobras' Financial Statements for the year ended on December 31, 2019, show a net income of R$ 40,136,900,740.65. Based on Law 6404/76, as amended by Laws No. 9457, of May 05, 1997, and No. 10303, of October 31, 2001, and in the Company's By-laws, the Board of Directors is proposing to this General Shareholders' Meeting, with a favorable opinion of the Fiscal Council, that, from said net income, adjusted pursuant to article 202 of Law 6404/76, the amount of R$ 10,682,199,444.91 should be allocated as compensation to shareholders as dividends, corresponding to 26.61% of the net income (28.56% of adjusted profit), in the amount of R$ 5,497,576,321.89 for common shares and R$ 5,184,623,123.02 for preferred shares, considering the number of shares in the market. These dividends include interest on capital, subject to withholding income tax of 15%, except for immune and exempt shareholders. To determine this proposal, the following aspects were considered: a) Pursuant to article 8 of Petrobras' By-laws, dividends to be paid to common and preferred shares may not be less than twenty-five percent (25%) of adjusted net income. In 2019, the amount distributed as dividends and interest on capital to common and preferred shares represents 28.56% of the adjusted profit, therefore, it includes the mandatory dividend in the percentage of 25% of the adjusted net income and withholding income tax (IRRF) of 15% on the total of dividends prepaid in the form of interest on capital (IOC). b) Petrobras' By-laws, in its art. 5, paragraph 2, establishes the priority in receiving the dividend related to the preferred share of, at least five percent (5%) calculated on the part of the capital represented by this type of share, or three percent (3%) of the value of the shareholders’ equity of the share, always prevailing the greater. In 2019 the criterion of 5% of the share capital prevailed, which is equivalent to R$ 0.9255 per share, which includes withholding income tax (IRRF) of 15% on the total of dividends prepaid in the form of interest on capital (IOC). 17 GENERAL SHAREHOLDERS’ MEETING PRESENTATION TO SHAREHOLDERS ITEM III PROPOSAL FOR ALLOCATION OF RESULTS FOR THE 2019 FISCAL YEAR Dear Shareholders, Petrobras' Financial Statements for the year ended on December 31, 2019, show a net income of R$ 40,136,900,740.65. Based on Law 6404/76, as amended by Laws No. 9457, of May 05, 1997, and No. 10303, of October 31, 2001, and in the Company's By-laws, the Board of Directors is proposing to this General Shareholders' Meeting, with a favorable opinion of the Fiscal Council, that, from said net income, adjusted pursuant to article 202 of Law 6404/76, the amount of R$ 10,682,199,444.91 should be allocated as compensation to shareholders as dividends, corresponding to 26.61% of the net income (28.56% of adjusted profit), in the amount of R$ 5,497,576,321.89 for common shares and R$ 5,184,623,123.02 for preferred shares, considering the number of shares in the market. These dividends include interest on capital, subject to withholding income tax of 15%, except for immune and exempt shareholders. To determine this proposal, the following aspects were considered: a) Pursuant to article 8 of Petrobras' By-laws, dividends to be paid to common and preferred shares may not be less than twenty-five percent (25%) of adjusted net income. In 2019, the amount distributed as dividends and interest on capital to common and preferred shares represents 28.56% of the adjusted profit, therefore, it includes the mandatory dividend in the percentage of 25% of the adjusted net income and withholding income tax (IRRF) of 15% on the total of dividends prepaid in the form of interest on capital (IOC). b) Petrobras' By-laws, in its art. 5, paragraph 2, establishes the priority in receiving the dividend related to the preferred share of, at least five percent (5%) calculated on the part of the capital represented by this type of share, or three percent (3%) of the value of the shareholders’ equity of the share, always prevailing the greater. In 2019 the criterion of 5% of the share capital prevailed, which is equivalent to R$ 0.9255 per share, which includes withholding income tax (IRRF) of 15% on the total of dividends prepaid in the form of interest on capital (IOC). 17

c) After meeting the priority of the preferred shares, it proposes to common shares the value of R$ 0.7387 per share, which includes withholding income tax (IRRF) of 15% on the total of dividends prepaid in the form of interest on capital (IOC). Thus, the proposed dividends are distributed as follows: a) R$ 3,913,260,378.30, in the form of interest on capital, paid in 2019, corresponding to a gross amount of R$ 0.30 per common and preferred share. These installments are being discounted from the proposed dividends for the year 2019, monetarily restated according to the Selic rate variation, as of the date of the effective payment until December 31, 2019, in the amount of R$ 3,979,146,638.88. b) R$ 4,961,667,601.38, in the form of interest on capital, paid on February 7, 2020, corresponding to a gross amount of R$ 0.20 per common share and R$ 0.62 per preferred share, monetarily restated as of December 31, 2019 to the date it starts the payment, following the SELIC rate variation. c) R$ 1,741,385,204.65 of dividends to be paid on May 20, 2020, to be approved by the General Shareholders' Meeting, corresponding to an amount of R$ 0.233649 per common share and R$ 0.000449 per outstanding preferred share, as of the date of the shareholder position in the General Shareholders’ Meeting of April 22, 2020, and shall be monetarily restated as of December 31, 2019 until the date it starts the payment, following the SELIC rate variation. In addition, in order to meet the investments planned for 2020, in compliance with the Company's annual investment program, the Board of Directors is proposing to maintain in shareholders' equity, in a retained earnings reserve, the amount of R$ 25,693,056,027.86, of which R$ 25,683,015,131.46 from the fiscal year profit and R$ 10,040,896.40 referring to the remaining balance of retained earnings. Accordingly, the Board of Directors proposes to shareholders at the General Shareholders' Meeting, with the favorable opinion of the Fiscal Council, that R$ 29,464,742,192.14 be allocated to the constitution of reserves, of which R$ 25,693,056,027.86 in retained earnings reserves, R$ 2,006,845,037.03 in legal reserves, R$ 1,027,159,802.45 in statutory reserves and R$ 737,681,324.80 in tax incentive reserves, in addition to R$ 10,682,199,444.91 to be distributed to shareholders as dividends. It also proposes the approval of the dividend and interest on capital, in the amount of R$ 0.7387 per common share and R$ 0.9255 per preferred share, under the terms set forth in the By-laws. Rio de Janeiro, March 20, 2020. Roberto Castello Branco CEO 18 c) After meeting the priority of the preferred shares, it proposes to common shares the value of R$ 0.7387 per share, which includes withholding income tax (IRRF) of 15% on the total of dividends prepaid in the form of interest on capital (IOC). Thus, the proposed dividends are distributed as follows: a) R$ 3,913,260,378.30, in the form of interest on capital, paid in 2019, corresponding to a gross amount of R$ 0.30 per common and preferred share. These installments are being discounted from the proposed dividends for the year 2019, monetarily restated according to the Selic rate variation, as of the date of the effective payment until December 31, 2019, in the amount of R$ 3,979,146,638.88. b) R$ 4,961,667,601.38, in the form of interest on capital, paid on February 7, 2020, corresponding to a gross amount of R$ 0.20 per common share and R$ 0.62 per preferred share, monetarily restated as of December 31, 2019 to the date it starts the payment, following the SELIC rate variation. c) R$ 1,741,385,204.65 of dividends to be paid on May 20, 2020, to be approved by the General Shareholders' Meeting, corresponding to an amount of R$ 0.233649 per common share and R$ 0.000449 per outstanding preferred share, as of the date of the shareholder position in the General Shareholders’ Meeting of April 22, 2020, and shall be monetarily restated as of December 31, 2019 until the date it starts the payment, following the SELIC rate variation. In addition, in order to meet the investments planned for 2020, in compliance with the Company's annual investment program, the Board of Directors is proposing to maintain in shareholders' equity, in a retained earnings reserve, the amount of R$ 25,693,056,027.86, of which R$ 25,683,015,131.46 from the fiscal year profit and R$ 10,040,896.40 referring to the remaining balance of retained earnings. Accordingly, the Board of Directors proposes to shareholders at the General Shareholders' Meeting, with the favorable opinion of the Fiscal Council, that R$ 29,464,742,192.14 be allocated to the constitution of reserves, of which R$ 25,693,056,027.86 in retained earnings reserves, R$ 2,006,845,037.03 in legal reserves, R$ 1,027,159,802.45 in statutory reserves and R$ 737,681,324.80 in tax incentive reserves, in addition to R$ 10,682,199,444.91 to be distributed to shareholders as dividends. It also proposes the approval of the dividend and interest on capital, in the amount of R$ 0.7387 per common share and R$ 0.9255 per preferred share, under the terms set forth in the By-laws. Rio de Janeiro, March 20, 2020. Roberto Castello Branco CEO 18

PETROBRAS

ANNEX I
NET INCOME ALLOCATION
CVM INSTRUCTION No. 481, DECEMBER 17, 2009)
(APPENDIX 9-1-II)

1. Report the net profit for the fiscal year
A: R$ 40,136,900,740.65

2. Report the total amount and the value per share of dividends, including pre-paid dividends and interest on capital already stated

Free float			Amount per share	Amount in Reais		
Common	Preferred	Total		Common	Preferred	Total
7,442,231,382	-	7,442,231,382	0.7387	5,497,576,321.89	-	5,497,576,321.89
-	5,601,969,879	5,601,969,879	0.9255	-	5,184,623,123.02	5,184,623,123.02
Total				**5,497,576,321.89**	**5,184,623,123.02**	**10,682,199,444.91**

3. Report the percentage of net income distributed for the fiscal year
A: 26.61% (28.56% of adjusted profit)

4. Report the total amount and the value per share of dividends distributed based on the profit of previous fiscal years
A: Not Applicable

5. After deducting the pre-paid dividends and interest on capital already stated, report:

a. The gross dividend amount and interest on capital, broken down by share of each type and class

Description	Amount in R$		Total
	Class of shares		
	Common	Preferred	
Proposal dividends	1,738,869,920.18	2,515,284.47	1,741,385,204.65

b. The method and term of payment of dividends and interest on capital
A: The payment of the dividend will be made on May 20, 2020 and shareholders will be entitled to remuneration, as follows:
A: 1.The cutoff date for the holders of shares issued by Petrobras traded on B3 will be April 22, 2020 and the record date for the holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange - NYSE will be on April 24, 2020.
2. Petrobras' shares will be traded ex-rights on B3 and NYSE as of April 23, 2020.

c. Possible monetary and interest adjustment on dividends and interest on capital

19

PETROBRAS

A: The dividend will be monetarily restated from December 31, 2019 to the date it starts the payment, in accordance with the variation of the SELIC rate.

d. Statement date of payment of dividends and interest on capital considered for the identification of shareholders who will be entitled to receive the payment
A: See item b above.

6. If there has been a statement of dividends or interest on capital based on profits calculated in balance sheets on each semester or shorter periods

a. Report the dividend amount or interest on capital already stated
A: Gross amount of interest on capital in the amount of R$ 8,874,927,979.68, equivalent to R$ 0.92 per preferred share outstanding and R$ 0.50 per common share outstanding.

b. Report the date of the corresponding payments
A: The dates for the payment of declared interest on capital are as follows:
- R$ 0.10 per preferred and common share, paid on 07/05/2019
- R$ 0.20 per preferred and common share paid on 10/04/2019
- R$ 0.20 per preferred and common share, paid on 02/07/2020
- R$ 0.42 per preferred share, paid on 02/07/2020
- R$ 0.000449 per preferred share and R$ 0.233649 per common share, to be paid on 05/20/2020

7. Provide comparative table indicating the following values per share of each type and class:

a. Net income for the fiscal year and the previous three (3) fiscal years

	Period		
	2019	2018	2017
Earnings per share - common	3.08	1.98	n/a
Earnings per share - preferred	3.08	1.98	n/a

b. Dividend and interest on capital distributed in the previous three (3) years

	Period		
	2019	2018	2017
Dividend and interest on shareholders' equity per common share*	0.7387	0.2535	0.00
Dividend and interest on shareholders' equity per preferred share*	0.9255	0.9225	0.00

The company reported losses in 2017, so there was no distribution of dividends and interest on capital.

20

8. If there is a profit allocation to legal reserves a. Identify the amount allocated to legal reserves A: R$ 2,006,845,037.03. b. Break down the legal reserve calculation method A: Constituted through the appropriation of 5% of the net income for the year, in accordance with article 193 of the Brazilian Corporation Law. 9. If the company holds preferred shares entitled to fixed or minimum dividends a. Describe the calculation method of fixed or minimum dividends A: Shareholders will be entitled, in each fiscal year, to dividends, which may not be less than 25% of adjusted net income, in accordance with the Brazilian Corporate Law, apportioned to the shares in which the company's capital is divided. The preferred shares have priority in receiving the dividends of at least 5% (five percent) calculated on the part of the capital represented by this type of shares, or 3% (three percent) of the stockholders' equity value of the share , always prevailing the greater, participating, in equality with the common shares, in the capital increases arising from the incorporation of reserves and profits, according to art. 5, paragraph 2, of Petrobras' By- laws. This priority in the receipt of dividends does not guarantee, in and of itself, the payment of dividends in fiscal years in which the company does not make a profit. b. Report whether the profit for the fiscal year is enough for the full payment of fixed or minimum dividends A: Yes c. Identify if any unpaid portion is cumulative A: Not applicable d. Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares A: R$ 5,184,623,123.02 of dividends and interest on capital related to the outstanding preferred shares, whose criterion that prevailed in 2019 was 5% of the capital represented by this type of shares. e. Identify fixed or minimum dividends to be paid per preferred share of each class A: R$ 0.9255 per preferred share. 10. Regarding the mandatory dividend a. Describe the calculation method provided for in the by-laws A: Shareholders will be entitled, in each year, to dividends and / or interest on capital, which may not be less than twenty-five percent (25%) of adjusted net income, pursuant 21 8. If there is a profit allocation to legal reserves a. Identify the amount allocated to legal reserves A: R$ 2,006,845,037.03. b. Break down the legal reserve calculation method A: Constituted through the appropriation of 5% of the net income for the year, in accordance with article 193 of the Brazilian Corporation Law. 9. If the company holds preferred shares entitled to fixed or minimum dividends a. Describe the calculation method of fixed or minimum dividends A: Shareholders will be entitled, in each fiscal year, to dividends, which may not be less than 25% of adjusted net income, in accordance with the Brazilian Corporate Law, apportioned to the shares in which the company's capital is divided. The preferred shares have priority in receiving the dividends of at least 5% (five percent) calculated on the part of the capital represented by this type of shares, or 3% (three percent) of the stockholders' equity value of the share , always prevailing the greater, participating, in equality with the common shares, in the capital increases arising from the incorporation of reserves and profits, according to art. 5, paragraph 2, of Petrobras' By- laws. This priority in the receipt of dividends does not guarantee, in and of itself, the payment of dividends in fiscal years in which the company does not make a profit. b. Report whether the profit for the fiscal year is enough for the full payment of fixed or minimum dividends A: Yes c. Identify if any unpaid portion is cumulative A: Not applicable d. Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares A: R$ 5,184,623,123.02 of dividends and interest on capital related to the outstanding preferred shares, whose criterion that prevailed in 2019 was 5% of the capital represented by this type of shares. e. Identify fixed or minimum dividends to be paid per preferred share of each class A: R$ 0.9255 per preferred share. 10. Regarding the mandatory dividend a. Describe the calculation method provided for in the by-laws A: Shareholders will be entitled, in each year, to dividends and / or interest on capital, which may not be less than twenty-five percent (25%) of adjusted net income, pursuant 21 to article 8 of the Company's By-laws, in proportion to the shares in which the Company's capital is divided. b. Report whether it is being paid in full A: Yes c. Report any amount withheld A: Not applicable 11. If there is a mandatory dividend to be withheld due to the company's financial situation a. Inform the retention amount A: Not applicable b.Describe, in detail, the company's financial situation, including aspects related to liquidity analysis, working capital and positive cash flows A: Not applicable c.Justify the retention of dividends A: Not applicable 12. If there is an allocation of income to contingency reserves a. Identify the amount allocated to the reserve A: Not applicable. B. Identify the probable loss and its cause A: Not applicable. c. Explain why the loss was considered probable A: Not applicable. d. Justify the constitution of the reserve A: Not applicable. 13. If there is an allocation of income to reserves for unrealized profits a. Inform the amount allocated to the unrealized profit reserve A: Not applicable. b. Inform the nature of unrealized profits that gave rise to the reserve A: Not applicable. 14. If there is an allocation of income to statutory reserves 22 to article 8 of the Company's By-laws, in proportion to the shares in which the Company's capital is divided. b. Report whether it is being paid in full A: Yes c. Report any amount withheld A: Not applicable 11. If there is a mandatory dividend to be withheld due to the company's financial situation a. Inform the retention amount A: Not applicable b.Describe, in detail, the company's financial situation, including aspects related to liquidity analysis, working capital and positive cash flows A: Not applicable c.Justify the retention of dividends A: Not applicable 12. If there is an allocation of income to contingency reserves a. Identify the amount allocated to the reserve A: Not applicable. B. Identify the probable loss and its cause A: Not applicable. c. Explain why the loss was considered probable A: Not applicable. d. Justify the constitution of the reserve A: Not applicable. 13. If there is an allocation of income to reserves for unrealized profits a. Inform the amount allocated to the unrealized profit reserve A: Not applicable. b. Inform the nature of unrealized profits that gave rise to the reserve A: Not applicable. 14. If there is an allocation of income to statutory reserves 22

a. Describe the statutory clauses that establish the reserves A: Pursuant to article 55 of the By-laws, Petrobras will allocate, from the net profit calculated in its Annual Balance Sheet, the amount of 0.5% (five tenths of a percent) share of the paid-up capital, for the constitution of a special reserve, for the costing of the Company's research and technological development programs of the company. The accumulated balance of the reserve provided for in this article may not exceed 5% (five percent) of the paid-up capital. b. Identify the amount allocated to reserves A: R$ 1,027,159,802.45 c. Describe how the amount was calculated A. The amount was calculated by applying 0.5% of paid-up capital of R$ 205,431,960,490.52. 15. If there is a profit retention foreseen in the capital budget a. Identify the retention amount A: R$ 25,693,056,027.86 b. Provide a copy of the capital budget A: The capital budget is available in item II of the Exposure to Shareholders. 16. If there is an allocation of income to tax incentive reserves a. Report the amount allocated to reserves A: R$ 737,681,324.80 b. Explain the nature of the allocation A: Constituted through the allocation of a portion of the income for the year equivalent to the tax incentives resulting from governmental donations or subsidies, in accordance with article 195-A of the Brazilian Corporation Law. This reserve may only be used to absorb losses or increase capital. It is worth noting the incentive for subsidize investments in the Northeast and Amazon, within the scope of the Northeast Development Superintendencies (SUDENE) and the Amazon (SUDAM), including the realization of part of the deposits for reinvestments with own resources. 23 a. Describe the statutory clauses that establish the reserves A: Pursuant to article 55 of the By-laws, Petrobras will allocate, from the net profit calculated in its Annual Balance Sheet, the amount of 0.5% (five tenths of a percent) share of the paid-up capital, for the constitution of a special reserve, for the costing of the Company's research and technological development programs of the company. The accumulated balance of the reserve provided for in this article may not exceed 5% (five percent) of the paid-up capital. b. Identify the amount allocated to reserves A: R$ 1,027,159,802.45 c. Describe how the amount was calculated A. The amount was calculated by applying 0.5% of paid-up capital of R$ 205,431,960,490.52. 15. If there is a profit retention foreseen in the capital budget a. Identify the retention amount A: R$ 25,693,056,027.86 b. Provide a copy of the capital budget A: The capital budget is available in item II of the Exposure to Shareholders. 16. If there is an allocation of income to tax incentive reserves a. Report the amount allocated to reserves A: R$ 737,681,324.80 b. Explain the nature of the allocation A: Constituted through the allocation of a portion of the income for the year equivalent to the tax incentives resulting from governmental donations or subsidies, in accordance with article 195-A of the Brazilian Corporation Law. This reserve may only be used to absorb losses or increase capital. It is worth noting the incentive for subsidize investments in the Northeast and Amazon, within the scope of the Northeast Development Superintendencies (SUDENE) and the Amazon (SUDAM), including the realization of part of the deposits for reinvestments with own resources. 23

GENERAL SHAREHOLDERS’ MEETING PRESENTATION TO SHAREHOLDERS ITEM IV BOARD OF DIRECTORS MEMBER ELECTIONS Dear shareholders, The election of members of the Board of Directors, pursuant to the provisions of the Company's Bylaws, will be approved during the General Shareholders’ Meeting. Petrobras received from the controlling shareholder the following names to be appointed to the Board of Directors: Eduardo Bacellar Leal Ferreira, Roberto da Cunha Castello Branco, João Cox Neto, Maria Cláudia Mello Guimarães, Nivio Ziviani, Ruy Flaks Schneider, Walter Mendes de Oliveira Filho. Mrs. Rosangela Buzanelli Torres, was elected in the first round in the election held by the employees of Petrobras in 2020, pursuant to article 2, paragraph 1 of Law 12,353/2010. In compliance with the provisions of Ofício-Circular/CVM/SEP/nº2/2020, the number of 11 members of the Board of Directors remains unchanged. To this end, the controlling shareholder will, in due course, complement the appointment of another 1 candidate. If the candidate is nominated by the meeting and there is no time for the requirements and impediments to be analyzed by the People's Committee ( COPE ), the analysis will be carried out by the Secretariat of the Meeting, as provided for in article 22, paragraph 4, of Decree 8,945/16, and his investiture will be conditioned to the analysis of the additional requirements provided for in Annex II by the COPE and to the recommendation for approval by the said Committee, as provided for in item 4.6.5.1 of Petrobras' Nominating Policy. Instructions for the nomination of a Board Member are established in the section of this Manual named Mandatory Verification of Legal and Statutory Requirements and Restrictions for the Nomination of a Board Member of Petrobras.” The following Annex I, includes information related to the nominees for members of the Board of Directors, pursuant to items 12.5 to 12.10 of the “Formulário de Referência” (Article 10 of CVM Instruction 481). Rio de Janeiro, March 20, 2020. Roberto Castello Branco CEO 24 GENERAL SHAREHOLDERS’ MEETING PRESENTATION TO SHAREHOLDERS ITEM IV BOARD OF DIRECTORS MEMBER ELECTIONS Dear shareholders, The election of members of the Board of Directors, pursuant to the provisions of the Company's Bylaws, will be approved during the General Shareholders’ Meeting. Petrobras received from the controlling shareholder the following names to be appointed to the Board of Directors: Eduardo Bacellar Leal Ferreira, Roberto da Cunha Castello Branco, João Cox Neto, Maria Cláudia Mello Guimarães, Nivio Ziviani, Ruy Flaks Schneider, Walter Mendes de Oliveira Filho. Mrs. Rosangela Buzanelli Torres, was elected in the first round in the election held by the employees of Petrobras in 2020, pursuant to article 2, paragraph 1 of Law 12,353/2010. In compliance with the provisions of Ofício-Circular/CVM/SEP/nº2/2020, the number of 11 members of the Board of Directors remains unchanged. To this end, the controlling shareholder will, in due course, complement the appointment of another 1 candidate. If the candidate is nominated by the meeting and there is no time for the requirements and impediments to be analyzed by the People's Committee ( COPE ), the analysis will be carried out by the Secretariat of the Meeting, as provided for in article 22, paragraph 4, of Decree 8,945/16, and his investiture will be conditioned to the analysis of the additional requirements provided for in Annex II by the COPE and to the recommendation for approval by the said Committee, as provided for in item 4.6.5.1 of Petrobras' Nominating Policy. Instructions for the nomination of a Board Member are established in the section of this Manual named Mandatory Verification of Legal and Statutory Requirements and Restrictions for the Nomination of a Board Member of Petrobras.” The following Annex I, includes information related to the nominees for members of the Board of Directors, pursuant to items 12.5 to 12.10 of the “Formulário de Referência” (Article 10 of CVM Instruction 481). Rio de Janeiro, March 20, 2020. Roberto Castello Branco CEO 24

PETROBRAS

ANNEX I

INFORMATION OF THE CANDIDATES APPOINTED BY THE CONTROLLING SHAREHOLDER AND ON THE EMPLOYEES' REPRESENTATIVE FOR THE POSITION OF A PETROBRAS' BOARD OF DIRECTOR MEMBER

Name CPF (Tax Number)	Date of Birth Profession	Management Body Elective office held	Term of Office No. of Consecutive Terms
Eduardo Bacellar Leal Ferreira 265.598.977-53	06/02/1952 Military	Board of Directors Chairman of Board of Directors	Until AGM 2022 0
João Cox Neto 239.577.781-15	05/02/1963 Economist	Board of Directors Board Member	Until AGM 2022 0
Maria Cláudia Mello Guimarães 000.109.237-56	09/18/1965 Production Engineer	Board of Directors Board Member	Until AGM 2022 0
Nivio Ziviani 072.302.576-20	08/27/1946 Mechanical Engineer and Computer Science Professor	Board of Directors Board Member	Until AGM 2022 0
Rosangela Buzanelli Torres 002.629.247-57	01/05/1960 Geophysics	Board of Directors Board Member	Until AGM 2022 0
Roberto da Cunha Castello Branco 031.389.097-87	07/20/1944 Economist	Board of Directors Board Member	Until AGM 2022 0
Ruy Flaks Schneider 010.325.267-34	02/28/1941 Industrial Mechanical and Production Engineer	Board of Directors Board Member	Until AGM 2022 0
Walter Mendes de Oliveira Filho 686.596.528-00	12/07/1955 Economist	Board of Directors Board Member	Until AGM 2022 0

25

Summarized curriculum of those appointed: Eduardo Bacellar Leal Ferreira - Mr. Eduardo Bacellar Leal Ferreira is Squadron Admiral and had been Commander of the Brazilian Navy until January 2019, having reached therefore the top of his career. In addition to the Naval School, Leal Ferreira pursued his higher education at the Naval Warfare School of Brazil and the Naval Warfare Academy of Chile. He was also an instructor at the Annapolis Naval Academy, USA. Before being Commander of the Brazilian Navy, he held several important positions, among which the Commander- in-Chief of the Squadron and Commander of the Higher Warfare School. Non-independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation. João Cox Neto – Mr. João Cox is an economist specialized in petrochemical economics from Oxford University, United Kingdom. He has a solid career as an executive and has been the CEO of Telemig Celular and the CEO of Claro, among other outstanding positions. Cox has extensive experience as a member of the Board of Directors of several companies, such as Embraer, Linx, Qualicorp, Braskem, where he is the Vice Chairman of the Board, and Vivara, where he is the Chairmain of the Board. Independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation. Maria Cláudia Mello Guimarães - Mrs. Maria Cláudia Guimarães holds a solid career in the financial market, where she has worked for 33 years. She was Executive Officer at Bank of America Merrill Lynch, ING Bank and BankBoston, leading the Oil & Gas, Mining, Steel and Energy sectors. Today she is a Partner at KPC Consultoria Financeira focused on wealth management. Recently, she served as a member of the Board of Constellation Oil Services in Luxembourg. She has extensive experience in corporate finance, capital markets, mergers and acquisitions, debt restructuring and project financing. She has had a 26 Summarized curriculum of those appointed: Eduardo Bacellar Leal Ferreira - Mr. Eduardo Bacellar Leal Ferreira is Squadron Admiral and had been Commander of the Brazilian Navy until January 2019, having reached therefore the top of his career. In addition to the Naval School, Leal Ferreira pursued his higher education at the Naval Warfare School of Brazil and the Naval Warfare Academy of Chile. He was also an instructor at the Annapolis Naval Academy, USA. Before being Commander of the Brazilian Navy, he held several important positions, among which the Commander- in-Chief of the Squadron and Commander of the Higher Warfare School. Non-independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation. João Cox Neto – Mr. João Cox is an economist specialized in petrochemical economics from Oxford University, United Kingdom. He has a solid career as an executive and has been the CEO of Telemig Celular and the CEO of Claro, among other outstanding positions. Cox has extensive experience as a member of the Board of Directors of several companies, such as Embraer, Linx, Qualicorp, Braskem, where he is the Vice Chairman of the Board, and Vivara, where he is the Chairmain of the Board. Independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation. Maria Cláudia Mello Guimarães - Mrs. Maria Cláudia Guimarães holds a solid career in the financial market, where she has worked for 33 years. She was Executive Officer at Bank of America Merrill Lynch, ING Bank and BankBoston, leading the Oil & Gas, Mining, Steel and Energy sectors. Today she is a Partner at KPC Consultoria Financeira focused on wealth management. Recently, she served as a member of the Board of Constellation Oil Services in Luxembourg. She has extensive experience in corporate finance, capital markets, mergers and acquisitions, debt restructuring and project financing. She has had a 26 relationship with Petrobras and its subsidiaries in Brazil and abroad for 26 years, having performed a number of different mandates, including project financing for the development of Campos and Santos Basins, equity and bond issuances, development of treasury products and cash management, and advising on divestment in offshore areas, including the coordination of the course on Mergers, Acquisitions and Capital Markets at Petrobras University. Independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation. Nivio Ziviani – Mr. Nivio Ziviani is a Mechanical Engineer from the Federal University of Minas Gerais (1971), holds a Master’s degree in Computing from the Pontifical Catholic University of Rio de Janeiro (1976), and a Ph.D. degree in Computer Science from the University of Waterloo, Canada (1982). He is an expert in information technology and an outstanding academic and entrepreneur. Professor Emeritus at the Department of Computer Science at the Federal University of Minas Gerais since 2005 and member of the Brazilian Academy of Sciences since 2007, Nivio Ziviani has received several awards and honors throughout his career, including the National Order of Scientific Merit, in the Commander (2007) and Grand Cross (2018) classes. Professor Nivio Ziviani is the author of the book “Projeto de Algoritmos” and co-author of more than 180 scientific articles in the areas of algorithms, information recovery, artificial intelligence and related areas. As an entrepreneur, he founded several companies based on knowledge generated within the University, such as Kunumi (2016), Neemu (2010), Akwan (2000) and Miner (1998). Independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation. Rosangela Buzanelli Torres - Mrs. Rosangela Buzanelli Torres was elected in the first round in the election held by Petrobras employees in 2020. She holds a degree in Geosciences and Engineering from the Federal University of Ouro Preto, and a Master's degree in 27 relationship with Petrobras and its subsidiaries in Brazil and abroad for 26 years, having performed a number of different mandates, including project financing for the development of Campos and Santos Basins, equity and bond issuances, development of treasury products and cash management, and advising on divestment in offshore areas, including the coordination of the course on Mergers, Acquisitions and Capital Markets at Petrobras University. Independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation. Nivio Ziviani – Mr. Nivio Ziviani is a Mechanical Engineer from the Federal University of Minas Gerais (1971), holds a Master’s degree in Computing from the Pontifical Catholic University of Rio de Janeiro (1976), and a Ph.D. degree in Computer Science from the University of Waterloo, Canada (1982). He is an expert in information technology and an outstanding academic and entrepreneur. Professor Emeritus at the Department of Computer Science at the Federal University of Minas Gerais since 2005 and member of the Brazilian Academy of Sciences since 2007, Nivio Ziviani has received several awards and honors throughout his career, including the National Order of Scientific Merit, in the Commander (2007) and Grand Cross (2018) classes. Professor Nivio Ziviani is the author of the book “Projeto de Algoritmos” and co-author of more than 180 scientific articles in the areas of algorithms, information recovery, artificial intelligence and related areas. As an entrepreneur, he founded several companies based on knowledge generated within the University, such as Kunumi (2016), Neemu (2010), Akwan (2000) and Miner (1998). Independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation. Rosangela Buzanelli Torres - Mrs. Rosangela Buzanelli Torres was elected in the first round in the election held by Petrobras employees in 2020. She holds a degree in Geosciences and Engineering from the Federal University of Ouro Preto, and a Master's degree in 27

Geosciences from the National Institute of Space Research. She joined Petrobras in 1987 in the Geophysics position. She is currently employed in the area of Deepwater Exploration Operations. Non-independent board member according to the criteria contained in article 36, paragraph 1 of Decree No. 8,945/2016 and in the Corporate Governance Level 2 Listing Regulation. Roberto da Cunha Castello Branco - Mr. Roberto Castello Branco is our CEO. He holds a degree in economics, with a doctorate from Fundação Getulio Vargas (FGV EPGE) and a postdoctoral degree from the University of Chicago. He has attended executive training programs at the Sloan School of Management (MIT) and International Institute for Management Development (IMD). He is an associate professor at EPGE (FGV), also serving as director of the Center for Studies in Growth and Economic Development of that institution. He has worked as executive officer at Vale S.A., the Central Bank of Brazil, Banco Boavista, Banco Boavista Investimentos and Banco InterAtlântico. He was a member of the Board of Directors of Petrobras between May 2015 and April 2016, GRU Airport and Invepar, as well as a member of the Board of Directors of ABRASCA, Director of the American Chamber of Commerce (RJ) and member of the Board of Directors of IBEF and the FGV Curation Council. He was the CEO of the Brazilian Institute of Investor Relations, CEO of IBMEC and vice-president of the Brazil-Canada Chamber of Commerce. He has published articles in academic journals and mainstream newspapers and has been a speaker at conferences held in Brazil and abroad (USA, United Kingdom, Canada, Hong Kong, Shanghai, Singapore and Sydney). Author of the book “Accelerated growth and the job market: the Brazilian experience.” Non-independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation. Ruy Flaks Schneider – Mr. Ruy Flaks Schneider is a mechanical and industrial engineer from PUC/RJ, first in class, Metal Leve Award. A Master of Sciences in Engineering Economy from 28 Geosciences from the National Institute of Space Research. She joined Petrobras in 1987 in the Geophysics position. She is currently employed in the area of Deepwater Exploration Operations. Non-independent board member according to the criteria contained in article 36, paragraph 1 of Decree No. 8,945/2016 and in the Corporate Governance Level 2 Listing Regulation. Roberto da Cunha Castello Branco - Mr. Roberto Castello Branco is our CEO. He holds a degree in economics, with a doctorate from Fundação Getulio Vargas (FGV EPGE) and a postdoctoral degree from the University of Chicago. He has attended executive training programs at the Sloan School of Management (MIT) and International Institute for Management Development (IMD). He is an associate professor at EPGE (FGV), also serving as director of the Center for Studies in Growth and Economic Development of that institution. He has worked as executive officer at Vale S.A., the Central Bank of Brazil, Banco Boavista, Banco Boavista Investimentos and Banco InterAtlântico. He was a member of the Board of Directors of Petrobras between May 2015 and April 2016, GRU Airport and Invepar, as well as a member of the Board of Directors of ABRASCA, Director of the American Chamber of Commerce (RJ) and member of the Board of Directors of IBEF and the FGV Curation Council. He was the CEO of the Brazilian Institute of Investor Relations, CEO of IBMEC and vice-president of the Brazil-Canada Chamber of Commerce. He has published articles in academic journals and mainstream newspapers and has been a speaker at conferences held in Brazil and abroad (USA, United Kingdom, Canada, Hong Kong, Shanghai, Singapore and Sydney). Author of the book “Accelerated growth and the job market: the Brazilian experience.” Non-independent member of the Board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation. Ruy Flaks Schneider – Mr. Ruy Flaks Schneider is a mechanical and industrial engineer from PUC/RJ, first in class, Metal Leve Award. A Master of Sciences in Engineering Economy from 28

Stanford University, he has attended the ESG (Higher Warfare School). A Navy Reserve Officer, first in class, he works as an executive officer of large companies. He founded the Industrial Engineering Department at PUC/RJ, becoming its first director, establishing the first industrial engineering master's program in Brazil. As of 1966, he implemented Xerox do Brasil S.A. and, in 1970, started his career at Banco Brascan de Investimento S.A., where he served as financial analysis manager, marketing manager and Marketing Director, Vice President of investments and Vice President of Capital Markets, then already in the succeeding company, since 1980, Banco de Montreal S.A.-MontrealBank. At the same time, he served as Managing Director and member of the Board of the companies of the system and its pension fund. As a member of the Central Bank's capital market advisory board, in 1987 he participated in advising the Central Bank on the preparation of the foreign debt conversion program. In 1988, he joined the Multiplan group, in which he was Vice President, member of the Board of Directors and managing director of Renasce, the national shopping mall chain, developing shopping malls and their respective financial engineering in Brazil and Portugal. In mid-1991 he started his full dedication to Schneider & Cia. Consultoria, Empreendimentos e Participações, merchant bank, with expertise in consulting, business recovery, value restoration, mergers and acquisitions. He is a speaker in Brazil and abroad. Chairman of the Board of Directors of the Liga da Reserva Naval do Brasil, he has been a member of the Board of Directors and Fiscal Council and has published several articles. He has created the first multi-sponsored pension fund and introduced the Defined Contribution funds in Brazil. Independent member of the board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation. Walter Mendes de Oliveira Filho - Mr. Walter Mendes de Oliveira Filho holds a degree. in Economics from USP and a post-graduate degree from PUC-SP, with most of his professional career in positions related to investment management, such as: Head of Investment Research at Unibanco; Head of Schroder Investment Management Brazil and 29 Stanford University, he has attended the ESG (Higher Warfare School). A Navy Reserve Officer, first in class, he works as an executive officer of large companies. He founded the Industrial Engineering Department at PUC/RJ, becoming its first director, establishing the first industrial engineering master's program in Brazil. As of 1966, he implemented Xerox do Brasil S.A. and, in 1970, started his career at Banco Brascan de Investimento S.A., where he served as financial analysis manager, marketing manager and Marketing Director, Vice President of investments and Vice President of Capital Markets, then already in the succeeding company, since 1980, Banco de Montreal S.A.-MontrealBank. At the same time, he served as Managing Director and member of the Board of the companies of the system and its pension fund. As a member of the Central Bank's capital market advisory board, in 1987 he participated in advising the Central Bank on the preparation of the foreign debt conversion program. In 1988, he joined the Multiplan group, in which he was Vice President, member of the Board of Directors and managing director of Renasce, the national shopping mall chain, developing shopping malls and their respective financial engineering in Brazil and Portugal. In mid-1991 he started his full dedication to Schneider & Cia. Consultoria, Empreendimentos e Participações, merchant bank, with expertise in consulting, business recovery, value restoration, mergers and acquisitions. He is a speaker in Brazil and abroad. Chairman of the Board of Directors of the Liga da Reserva Naval do Brasil, he has been a member of the Board of Directors and Fiscal Council and has published several articles. He has created the first multi-sponsored pension fund and introduced the Defined Contribution funds in Brazil. Independent member of the board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation. Walter Mendes de Oliveira Filho - Mr. Walter Mendes de Oliveira Filho holds a degree. in Economics from USP and a post-graduate degree from PUC-SP, with most of his professional career in positions related to investment management, such as: Head of Investment Research at Unibanco; Head of Schroder Investment Management Brazil and 29

Latin America Executive Officer at Schroder Investment Management Plc.; Equities Superintendent at Banco ltaú; Managing Partner of Cultinvest Asset Management and Executive Officer of the Acquisitions and Mergers Committee. In 2016, he was appointed CEO of Petros - Fundação Petrobras de Seguridade Social and in 2018 he took on his current position as chairman of Funcesp - Fundação CESP. He had been a member of the Board of Directors of Petrobras, elected by the minority shareholders, where he headed the Statutory Audit Committee. He has also held the position of member of the Board of Directors at ltausa, lnvepar and Saint Helena. He had been the CEO of AMEC - Capital Market Investors Association, where he currently chairs the Deliberative Board. He had been the Chairman of APIMEC Investment Analysts Supervisory Committee. He is currently member of the Board of the Acquisitions and Mergers Committee and of the Deliberative Board of ABRAPP - Brazilian Association of Entities of Complementary Pension Plans. Independent member of the board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation. According to statements by the nominees themselves, the candidates indicated above: • In the last 5 years, have not been subject to criminal convictions, convictions in administrative proceedings of the CVM or final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities. • On March 20, 2018, Mr. Ruy Flaks Schneider received, in the first administrative instance, at the CVM, a penalty exclusively of a pecuniary fine, applied to the Board of Directors Members, to the Executive Officers and Fiscal Council Members of TEKA Tecelagem Kuehnrich S.A., under judicial reorganization, in scope of the Administrative Sanctioning Process nº RJ - 2015 - 6229. The fine was paid and, from that non-final decision, an appeal was lodged with the Appeals Board of the National Financial System ( CRSFN ), the body of second administrative instance, in the terms of the applicable legislation. At the moment, the assessment of the said appeal by CRSFN. • They do not hold marital relationships, common-law marriages or any known relationships according to item 12.9 of the Reference Form. 30 Latin America Executive Officer at Schroder Investment Management Plc.; Equities Superintendent at Banco ltaú; Managing Partner of Cultinvest Asset Management and Executive Officer of the Acquisitions and Mergers Committee. In 2016, he was appointed CEO of Petros - Fundação Petrobras de Seguridade Social and in 2018 he took on his current position as chairman of Funcesp - Fundação CESP. He had been a member of the Board of Directors of Petrobras, elected by the minority shareholders, where he headed the Statutory Audit Committee. He has also held the position of member of the Board of Directors at ltausa, lnvepar and Saint Helena. He had been the CEO of AMEC - Capital Market Investors Association, where he currently chairs the Deliberative Board. He had been the Chairman of APIMEC Investment Analysts Supervisory Committee. He is currently member of the Board of the Acquisitions and Mergers Committee and of the Deliberative Board of ABRAPP - Brazilian Association of Entities of Complementary Pension Plans. Independent member of the board pursuant to criteria set forth in article 36, paragraph 1 of Decree no. 8945/2016 and in the Corporate Governance Level 2 Listing Regulation. According to statements by the nominees themselves, the candidates indicated above: • In the last 5 years, have not been subject to criminal convictions, convictions in administrative proceedings of the CVM or final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities. • On March 20, 2018, Mr. Ruy Flaks Schneider received, in the first administrative instance, at the CVM, a penalty exclusively of a pecuniary fine, applied to the Board of Directors Members, to the Executive Officers and Fiscal Council Members of TEKA Tecelagem Kuehnrich S.A., under judicial reorganization, in scope of the Administrative Sanctioning Process nº RJ - 2015 - 6229. The fine was paid and, from that non-final decision, an appeal was lodged with the Appeals Board of the National Financial System ( CRSFN ), the body of second administrative instance, in the terms of the applicable legislation. At the moment, the assessment of the said appeal by CRSFN. • They do not hold marital relationships, common-law marriages or any known relationships according to item 12.9 of the Reference Form. 30

• They have no relationship of subordination with related parties of the Company. • In compliance with item 12.10 of the Reference Form, the following relationships of subordination, service rendering or control shall be reported in the last 3 fiscal years between the nominees and: a. company controlled, directly or indirectly, by Petrobras: Not applicable b. controller of Petrobras: (i) Mr. Eduardo Bacellar Leal Ferreira reported having a relationship of subordination to the controlling shareholder of Petrobras, since he is currently Admiral of the Fleet and was Commandant of the Brazilian Navy until January 2019. c. supplier, customer, debtor or creditor of Petrobras, its subsidiaries or the controlling shareholder of any of these persons: Not applicable The People’s Committee of the Petrobras Board of Directors, will verified the adherence of the nominees to the applicable requirements of Policy for the Appointment of Members of the Senior Management and Fiscal Council (“Indication Policy”). Before this Meeting, the minutes of the Committee that will examine these nominations will be available at Company's electronic address (http://www.petrobras.com.br/ri) under “Corporate Governance”, Shareholders' Meetings . In compliance with CVM Instructions 480/09 and 481/09, we inform the percentage of participation of nominees in meetings of the Board of Directors and Advisory Committees to the Board of Directors, as the case may be, that occurred after taking office. 31 • They have no relationship of subordination with related parties of the Company. • In compliance with item 12.10 of the Reference Form, the following relationships of subordination, service rendering or control shall be reported in the last 3 fiscal years between the nominees and: a. company controlled, directly or indirectly, by Petrobras: Not applicable b. controller of Petrobras: (i) Mr. Eduardo Bacellar Leal Ferreira reported having a relationship of subordination to the controlling shareholder of Petrobras, since he is currently Admiral of the Fleet and was Commandant of the Brazilian Navy until January 2019. c. supplier, customer, debtor or creditor of Petrobras, its subsidiaries or the controlling shareholder of any of these persons: Not applicable The People’s Committee of the Petrobras Board of Directors, will verified the adherence of the nominees to the applicable requirements of Policy for the Appointment of Members of the Senior Management and Fiscal Council (“Indication Policy”). Before this Meeting, the minutes of the Committee that will examine these nominations will be available at Company's electronic address (http://www.petrobras.com.br/ri) under “Corporate Governance”, Shareholders' Meetings . In compliance with CVM Instructions 480/09 and 481/09, we inform the percentage of participation of nominees in meetings of the Board of Directors and Advisory Committees to the Board of Directors, as the case may be, that occurred after taking office. 31

• Meetings of the Board of Directors held in 2019: Board of Directors Total Meetings % member's participation in the Board Member of the Board meetings held after the investiture EDUARDO BACELLAR LEAL FERREIRA 32 100,00% JOÃO COX NETO 31 93,55% NIVIO ZIVIANI 25 100,00% ROBERTO DA CUNHA CASTELLO BRANCO 36 100,00% WALTER MENDES DE OLIVEIRA FILHO 14 100,00% • Meetings of the Advisory Committees to the Board of Directors held in 2019: Investment Commitee (COINV) Total Meetings % member's participation in the Board Member of the Board meetings held after the investiture JOÃO COX NETO 9 100,00% NIVIO ZIVIANI 9 100,00% Audit Commitee (CAE) Total Meetings % member's participation in the Board Member of the Board meetings held after the investiture WALTER MENDES DE OLIVEIRA FILHO 21 100,00% 32 • Meetings of the Board of Directors held in 2019: Board of Directors Total Meetings % member's participation in the Board Member of the Board meetings held after the investiture EDUARDO BACELLAR LEAL FERREIRA 32 100,00% JOÃO COX NETO 31 93,55% NIVIO ZIVIANI 25 100,00% ROBERTO DA CUNHA CASTELLO BRANCO 36 100,00% WALTER MENDES DE OLIVEIRA FILHO 14 100,00% • Meetings of the Advisory Committees to the Board of Directors held in 2019: Investment Commitee (COINV) Total Meetings % member's participation in the Board Member of the Board meetings held after the investiture JOÃO COX NETO 9 100,00% NIVIO ZIVIANI 9 100,00% Audit Commitee (CAE) Total Meetings % member's participation in the Board Member of the Board meetings held after the investiture WALTER MENDES DE OLIVEIRA FILHO 21 100,00% 32

PETROBRAS

ANNEX II

INFORMATION OF THE CANDIDATES APPOINTED BY NON-CONTROLLING SHAREHOLDERS FOR THE BOARD OF DIRECTORS

Candidates nominated by Leblon Ações Master FIA, Leblon Icatu Previdência FIM, Ataulfo LLC, Leblon Prev FIM FIFE, Leblon Equities Institucional I FIA

Name CPF (Tax Number)	Date of Birth Profession	Management Body Elective office held	Term of Office No. of Consecutive Terms
Marcelo Mesquita de Siqueira Filho 951.406.977-34	12/20/69 Economist	Board of Directors Member of the Board of Directors by Minority	Until AGM 2022 1
Sônia Júlia Sulzbeck Villalobos 022.306.678-82	06/06/63 Business Administration	Board of Directors Member of the Board of Directors by Preferred	Until AGM 2022 0

Member of the Board of Directors by Minority shareholders

Marcelo Mesquita de Siqueira Filho has 29 years of experience in the Brazilian stock market. He is a founding partner of Leblon Equities, a fund manager focused on Brazilian equity, created in 2008 and co-manager of equity and private equity funds. Prior to that, he worked for 10 years at UBS Pactual (1998-2008) and 7 years at Banco Garantia (1991-1998). At UBS Pactual he was co-responsible for the Capital Markets area (2007-2008), responsible for the area of actions (2005-2007), responsible for the area of Business Analysis and Strategist (1998-2006). At Banco Garantia, he was an analyst at commodity companies (1991-1997) and Investment Banker (1997-1998). Since 1995, Marcelo was considered by investors as one of the main analysts of Brazil according to several surveys done by the magazine Institutional Investor. He was ranked "# 1 Brazil Analyst" in 2003-2006 (in addition to # 3 in 2002, # 2 in 2001 and # 3 in 2000). Marcelo was also voted "# 1 Stock Strategist in Brazil" by the "Institutional Investor Magazine Brazil Survey" in 2005, 2004 and 2003. Marcelo is 50 years old, holds a degree in

33

Economics from PUC-RJ, in French Studies from the University of Nancy II and OPM from Harvard. Marcelo is a member of the Board of Directors of Petrobras (since 2016, elected by minorities shareholders), Tamboro Educacional and Property Fund (Endowment) of PUC-RJ. He is independent Board Member according to the criteria set forth in Article 18, paragraph 5 of the Company's Bylaws. Member of the Board of Directors by Preferred shareholders Sônia Júlia Sulzbeck Villalobos, CFA, CIPM, has 35 years of experience in the Brazilian stock market, being the first person in South America to receive the CFA credential in 1994. Sonia worked from 1985 to 1987 in the Equipe DTVM and from 1987 to 1989 in Banco Iochpe as an analyst investment. From 1989 to 1996 at Banco Garantia as Head of the Investment Analysis Department, when she was voted Best Analyst in Brazil by Institutional Investor Magazine in 1992, 1993 and 1994. She worked at Bassini, Playfair & Associates from 1996 to 2002 as Private Equity Officer in Brazil, Chile and Argentina. She worked from 2005 to 2011 at Larrain Vial as fund manager. From 2012 to 2016 she was founding partner and fund manager in Latin America at Lanin Partners. Since 2016, she has been a member of the Board of Directors of Telefônica do Brasil, elected by the preferred shareholders. Since April 2018 she has been a member of the Board of Directors of Petrobras, elected by the preferred shareholders. Since August 2018 she has been a member of the Board of Directors of LATAM Airlines. From 2016 until end of 2019, she has been a professor at Insper in the Lato Sensu postgraduate course in asset management and financial statement analysis. In the past she was the TAM Linhas Aéreas Councils, Método Engenharia (Brazil), Tricolor Pinturas e Fanaloza/Briggs (Chile), Milkaut and Banco Hipotecario (Argentina). Sônia holds a Bachelor's degree in Public Administration from EAESP-FGV and she has a Master's degree in Business Administration with a specialization in finance from EAESP- FGV. Independent Board Member according to the criteria set forth in Article 18, paragraph 5 of the Company's Bylaws. 34 Economics from PUC-RJ, in French Studies from the University of Nancy II and OPM from Harvard. Marcelo is a member of the Board of Directors of Petrobras (since 2016, elected by minorities shareholders), Tamboro Educacional and Property Fund (Endowment) of PUC-RJ. He is independent Board Member according to the criteria set forth in Article 18, paragraph 5 of the Company's Bylaws. Member of the Board of Directors by Preferred shareholders Sônia Júlia Sulzbeck Villalobos, CFA, CIPM, has 35 years of experience in the Brazilian stock market, being the first person in South America to receive the CFA credential in 1994. Sonia worked from 1985 to 1987 in the Equipe DTVM and from 1987 to 1989 in Banco Iochpe as an analyst investment. From 1989 to 1996 at Banco Garantia as Head of the Investment Analysis Department, when she was voted Best Analyst in Brazil by Institutional Investor Magazine in 1992, 1993 and 1994. She worked at Bassini, Playfair & Associates from 1996 to 2002 as Private Equity Officer in Brazil, Chile and Argentina. She worked from 2005 to 2011 at Larrain Vial as fund manager. From 2012 to 2016 she was founding partner and fund manager in Latin America at Lanin Partners. Since 2016, she has been a member of the Board of Directors of Telefônica do Brasil, elected by the preferred shareholders. Since April 2018 she has been a member of the Board of Directors of Petrobras, elected by the preferred shareholders. Since August 2018 she has been a member of the Board of Directors of LATAM Airlines. From 2016 until end of 2019, she has been a professor at Insper in the Lato Sensu postgraduate course in asset management and financial statement analysis. In the past she was the TAM Linhas Aéreas Councils, Método Engenharia (Brazil), Tricolor Pinturas e Fanaloza/Briggs (Chile), Milkaut and Banco Hipotecario (Argentina). Sônia holds a Bachelor's degree in Public Administration from EAESP-FGV and she has a Master's degree in Business Administration with a specialization in finance from EAESP- FGV. Independent Board Member according to the criteria set forth in Article 18, paragraph 5 of the Company's Bylaws. 34

PETROBRAS

The candidates indicated above:

• In the last 5 years, there has been no criminal conviction, conviction in an administrative proceeding of the CVM or a final conviction, in the judicial or administrative sphere, that has suspended or disqualified them for practicing professional or commercial activity.

• They do not have a marital relationship, stable union or informationable relatives according to item 12.9 of the Reference Form.

• They have no relationship of subordination with related parties of the Company.

Petrobras' Board of Directors' People Committee will verify the adherence of the nominees to the requirements of the Senior Management and Fiscal Council Nomination Policy ("Nomination Policy"). Prior to the holding of this Meeting, the minutes of the meeting of the Nominating, Compensation and Succession Committee of the Board of Directors of Petrobras that will examine these nominees will be available on the Company's website (http://www.petrobras.com.br/ri) under "Corporate Governance", "Shareholders' Meeting".

Also in compliance with CVM Instructions 480/09 and 481/09, we inform the percentage of participation of the nominees in the meetings of the Board of Directors and of the Advisory Committees to the Board of Directors, as the case may have occurred after the investiture:

- **Meetings of the Board of Directors held in 2019:**

Board of Directors		
Board Member	Total Meetings of the Board	% member's participation in the meetings held after the investiture
MARCELO MESQUITA SIQUEIRA FILHO	37	94,59%
SONIA JULIA SULZBECK VILLALOBOS	37	100,00%

35

PETROBRAS

- **Meetings of the Advisory Committees to the Board of Directors held in 2019:**

People Committe (COPE)		
Board Member	**Total Meetings of the Board**	**% member's participation in the meetings held after the investiture**
MARCELO MESQUITA SIQUEIRA FILHO	38	100,00%

Statutory Audit Committee (CAECO)		
Board Member	**Total Meetings of the Board**	**% member's participation in the meetings held after the investiture**
MARCELO MESQUITA SIQUEIRA FILHO	18	77,78%

Minority Commitee (COMIN)		
Board Member	**Total Meetings of the Board**	**% member's participation in the meetings held after the investiture**
MARCELO MESQUITA SIQUEIRA FILHO	23	100,00%
SONIA JULIA SULZBECK VILLALOBOS	23	100,00%

Finance Committee (COFIN)		
Board Member	**Total Meetings of the Board**	**% member's participation in the meetings held after the investiture**
MARCELO MESQUITA SIQUEIRA FILHO	6	50,00%
SONIA JULIA SULZBECK VILLALOBOS	6	100,00%

Audit Commitee (CAE)		
Board Member	**Total Meetings of the Board**	**% member's participation in the meetings held after the investiture**
SONIA JULIA SULZBECK VILLALOBOS	54	100,00%

36

VERIFICATION OF THE LEGAL AND STATUTORY REQUIREMENTS AND PROHIBITIONS REQUIRED FOR THE APPOINTMENT OF PETROBRAS’S BOARD OF DIRECTORS The appointment of a member of Petrobras’ Board of Directors, whether by the controlling shareholder, the minority shareholder or the holders of preferred shares, must fully comply with the requirements and prohibitions imposed by the Corporation Law, Law No. 13,303 of June 30, 2016, Decree No. 8,945 of December 27, 2016, Petrobras' Bylaws and the Policy for the Appointment of Members of the Audit Committee, Board of Directors, Executive Board and Owners of the Petrobras General Structure and Petrobras System Companies ( Appointment Policy ), otherwise its nomination will not be granted. Pursuant to article 21-L of CVM Instruction No. 481 of December 17, 2009, as amended by CVM Instruction No. 594/17, for nominations to be included in the voting ballot at a distance, they must be made by shareholders at least twenty-five (25) days before the date of the General Meeting. Under the terms of art. 21, paragraph 4 of the Bylaws, indications of candidates must be made no later than 16 (sixteen) working days before the date of the Ordinary General Meeting, i.e., no later than 03/27/2020, by submitting the Forms, included in the Annexes, duly filled in, as well as attaching the documentation listed therein, in order to attest to compliance with the requirements. The nominations should be forwarded to the following e-mail addresses: indicacoes@petrobras.com.br and investidores@petrobras.com.br. Once all documentation has been received, the Committee of People ( COPE ), adapted in compliance with art. 64, paragraph 1 of Decree no. 8,945/2016, will analyze the information provided by the nominee, in accordance with the Form and supporting documentation, advising the shareholders on the compliance with the requirements and innocence of the prohibitions of the position established in Law no. 6,404/76, Law no. 13,303/16, Decree no. 8,945/16, the Bylaws and the Indication Policy. Exceptionally, indications made by the shareholders at a date later than sixteen (16) business days, and that do not have time for analysis by COPE, will be analyzed by the Secretary of the Meeting, as provided for in article 22, paragraph 4, of Decree No. 8,945/16. In the event that the Secretariat of the Assembly analyzes the requirements, the candidate's inauguration shall be conditional upon COPE analyzing the additional requirements set forth in Annex II and recommending approval by said Committee, as provided in item 4.6.5.1 of the Nomination Policy. 37 VERIFICATION OF THE LEGAL AND STATUTORY REQUIREMENTS AND PROHIBITIONS REQUIRED FOR THE APPOINTMENT OF PETROBRAS’S BOARD OF DIRECTORS The appointment of a member of Petrobras’ Board of Directors, whether by the controlling shareholder, the minority shareholder or the holders of preferred shares, must fully comply with the requirements and prohibitions imposed by the Corporation Law, Law No. 13,303 of June 30, 2016, Decree No. 8,945 of December 27, 2016, Petrobras' Bylaws and the Policy for the Appointment of Members of the Audit Committee, Board of Directors, Executive Board and Owners of the Petrobras General Structure and Petrobras System Companies ( Appointment Policy ), otherwise its nomination will not be granted. Pursuant to article 21-L of CVM Instruction No. 481 of December 17, 2009, as amended by CVM Instruction No. 594/17, for nominations to be included in the voting ballot at a distance, they must be made by shareholders at least twenty-five (25) days before the date of the General Meeting. Under the terms of art. 21, paragraph 4 of the Bylaws, indications of candidates must be made no later than 16 (sixteen) working days before the date of the Ordinary General Meeting, i.e., no later than 03/27/2020, by submitting the Forms, included in the Annexes, duly filled in, as well as attaching the documentation listed therein, in order to attest to compliance with the requirements. The nominations should be forwarded to the following e-mail addresses: indicacoes@petrobras.com.br and investidores@petrobras.com.br. Once all documentation has been received, the Committee of People ( COPE ), adapted in compliance with art. 64, paragraph 1 of Decree no. 8,945/2016, will analyze the information provided by the nominee, in accordance with the Form and supporting documentation, advising the shareholders on the compliance with the requirements and innocence of the prohibitions of the position established in Law no. 6,404/76, Law no. 13,303/16, Decree no. 8,945/16, the Bylaws and the Indication Policy. Exceptionally, indications made by the shareholders at a date later than sixteen (16) business days, and that do not have time for analysis by COPE, will be analyzed by the Secretary of the Meeting, as provided for in article 22, paragraph 4, of Decree No. 8,945/16. In the event that the Secretariat of the Assembly analyzes the requirements, the candidate's inauguration shall be conditional upon COPE analyzing the additional requirements set forth in Annex II and recommending approval by said Committee, as provided in item 4.6.5.1 of the Nomination Policy. 37

Also according to item 4.6.5.2 of the Nomination Policy, if COPE does not recommend the approval of the candidate whose analysis of requirements was carried out in the form of item 4.6.5, the position will remain unfilled and a new general meeting will be convened to fill it. Annex I: Form - Administrator Registration - Director or Board of Directors of the Ministry of Economy; Annex II: Form - Registration of Additional Integrity Requirements for Fiscal Directors, Board of Directors, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Holders of the General Structure of Petrobras; Annex III: Registry of independence of Board of Directors and Fiscal Council members; Annex IV: Form - Statement of Eligibility and Unblemished Reputation for Directors and Executive Officers; Annex V: Form - Information about shareholdings; Annex VI: CVM Statement and Law 13.303/2016; Annex VII: Statement on Politically Exposed Person; Annex VIII: Declaration of independence; Annex IX: Items 12.5 to 12.10 of the Reference Form; and Annex X: Additional Requirements - Independent Board Member. 38 Also according to item 4.6.5.2 of the Nomination Policy, if COPE does not recommend the approval of the candidate whose analysis of requirements was carried out in the form of item 4.6.5, the position will remain unfilled and a new general meeting will be convened to fill it. Annex I: Form - Administrator Registration - Director or Board of Directors of the Ministry of Economy; Annex II: Form - Registration of Additional Integrity Requirements for Fiscal Directors, Board of Directors, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Holders of the General Structure of Petrobras; Annex III: Registry of independence of Board of Directors and Fiscal Council members; Annex IV: Form - Statement of Eligibility and Unblemished Reputation for Directors and Executive Officers; Annex V: Form - Information about shareholdings; Annex VI: CVM Statement and Law 13.303/2016; Annex VII: Statement on Politically Exposed Person; Annex VIII: Declaration of independence; Annex IX: Items 12.5 to 12.10 of the Reference Form; and Annex X: Additional Requirements - Independent Board Member. 38

ANNEX I Registration of Administrator of the Ministry of Economy-Director or Board of Directors-Model A MINISTRY OF ECONOMY Special Department for Privatization and Divestment Department for the Coordination and Governance of State-Owned Companies MANAGER'S REGISTRATION – Executive Officer or Board of Director Member Compliance with Law 13303, of June 30, 2016, and with Decree 8945, of December 27, 2016. Mandatory verification of legal and statutory requirements and prohibitions for nomination of Manager (board member or officer) of a state-owned company with gross operating revenue equal to or greater than R$ 90 million. A. GENERAL DATA 1. Full name: 2. CPF: 3. Birthday: 4. Gender ( ) M ( )F 5. Permanent Duty: 6. Function held in commission: 7. Function held in commission: 8. Business Phone: 9. Personal Phone: 10. Business e-mail: 11. Personal e-mail: 12. Position for which he/she was indicated: ( ) Board of Directors ( ) Executive Officer 13. If you have marked the position of Director, specify the board of directors: 14. Company to which it was indicated: 39 ANNEX I Registration of Administrator of the Ministry of Economy-Director or Board of Directors-Model A MINISTRY OF ECONOMY Special Department for Privatization and Divestment Department for the Coordination and Governance of State-Owned Companies MANAGER'S REGISTRATION – Executive Officer or Board of Director Member Compliance with Law 13303, of June 30, 2016, and with Decree 8945, of December 27, 2016. Mandatory verification of legal and statutory requirements and prohibitions for nomination of Manager (board member or officer) of a state-owned company with gross operating revenue equal to or greater than R$ 90 million. A. GENERAL DATA 1. Full name: 2. CPF: 3. Birthday: 4. Gender ( ) M ( )F 5. Permanent Duty: 6. Function held in commission: 7. Function held in commission: 8. Business Phone: 9. Personal Phone: 10. Business e-mail: 11. Personal e-mail: 12. Position for which he/she was indicated: ( ) Board of Directors ( ) Executive Officer 13. If you have marked the position of Director, specify the board of directors: 14. Company to which it was indicated: 39

B. REQUIREMENTS - Need for documentary evidence (items 15, 17 and 19) 15. Do you have academic qualifications compatible with the position for which you have been appointed, contemplating undergraduate or graduate courses recognized or accredited by the Ministry of Education? (art. 28, item III and § 1, of Decree 8,945/16) ( ) Yes ( ) No 16. What is the area of your academic background most associated to the position for which you were nominated? _____________________________________________________________________________ *Indicate only the main one. Examples: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course associated to the area of activity of the company for which you were indicated. 17. Check the professional experience below that you have: (art. 28, item IV of Decree 8,945/16)* a.( ) 10 years in the public or private sector, in the area of activity of the state-owned company Experience in the company's area of activity means the exercise of profession/function in the same branch of activity in which the company is inserted or operates in the market: infrastructure sector, financial sector, information technology area, etc. b. ( ) 10 years in the public sector in an area related to the position for which he was appointed as a director superior; Experience in a related field for which the candidate has been nominated means the prior exercise of similar or equivalent duties to which he/she is being assigned designated by higher direction. According to the legal area understandings of the Ministry of Economy, the function of senior management in the public sector should be interpreted as any position in commission or trust function held among those listed as Management Group Positions and Superior Counsel (DAS) or Commissioned Functions of the Executive Branch (FCPE), including the exercise of positions and equivalent functions within the other Powers (Legislative and Judiciary) or even within other national political entities (States), Municipalities and Federal District), precisely because the exercise of commissioned position or function of trust corresponds to the practice of attributions of head of the public squad. c. ( ) 10 years in the public sector in an area related to the position for which he was appointed as a director superior; Experience in a related field for which the candidate has been nominated means the prior exercise of similar or equivalent duties to which he/she is being assigned designated by higher direction. According to the legal area understandings of the Ministry of Economy, the function of senior management in the sector private should be interpreted as any leading function. d. ( ) 04 years in a management position (board of directors, board of directors or audit committee) in an undertaking of a size or object similar to that of the state-owned company;** e. ( ) 04 years in senior management (two non-statutory hierarchical levels of the company) in an undertaking of a size or object similar to that of the state-owned company;** f. ( ) 04 years in a position equivalent to DAS-4 or higher in a legal person governed by domestic public law; g. ( ) 04 years as a teacher or researcher, of superior level, in the area of performance of the state-owned company; h. ( ) 04 years as a liberal professional in an activity related to the area of activity of the state company. *Present as supporting documents ( a - h items): - Appointment and dismissal acts (preferably SIAPE extract with the effective count of exercise); - Declaration of the company/body/institution; - Records in work portfolio; 40 B. REQUIREMENTS - Need for documentary evidence (items 15, 17 and 19) 15. Do you have academic qualifications compatible with the position for which you have been appointed, contemplating undergraduate or graduate courses recognized or accredited by the Ministry of Education? (art. 28, item III and § 1, of Decree 8,945/16) ( ) Yes ( ) No 16. What is the area of your academic background most associated to the position for which you were nominated? _____________________________________________________________________________ *Indicate only the main one. Examples: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course associated to the area of activity of the company for which you were indicated. 17. Check the professional experience below that you have: (art. 28, item IV of Decree 8,945/16)* a.( ) 10 years in the public or private sector, in the area of activity of the state-owned company Experience in the company's area of activity means the exercise of profession/function in the same branch of activity in which the company is inserted or operates in the market: infrastructure sector, financial sector, information technology area, etc. b. ( ) 10 years in the public sector in an area related to the position for which he was appointed as a director superior; Experience in a related field for which the candidate has been nominated means the prior exercise of similar or equivalent duties to which he/she is being assigned designated by higher direction. According to the legal area understandings of the Ministry of Economy, the function of senior management in the public sector should be interpreted as any position in commission or trust function held among those listed as Management Group Positions and Superior Counsel (DAS) or Commissioned Functions of the Executive Branch (FCPE), including the exercise of positions and equivalent functions within the other Powers (Legislative and Judiciary) or even within other national political entities (States), Municipalities and Federal District), precisely because the exercise of commissioned position or function of trust corresponds to the practice of attributions of head of the public squad. c. ( ) 10 years in the public sector in an area related to the position for which he was appointed as a director superior; Experience in a related field for which the candidate has been nominated means the prior exercise of similar or equivalent duties to which he/she is being assigned designated by higher direction. According to the legal area understandings of the Ministry of Economy, the function of senior management in the sector private should be interpreted as any leading function. d. ( ) 04 years in a management position (board of directors, board of directors or audit committee) in an undertaking of a size or object similar to that of the state-owned company;** e. ( ) 04 years in senior management (two non-statutory hierarchical levels of the company) in an undertaking of a size or object similar to that of the state-owned company;** f. ( ) 04 years in a position equivalent to DAS-4 or higher in a legal person governed by domestic public law; g. ( ) 04 years as a teacher or researcher, of superior level, in the area of performance of the state-owned company; h. ( ) 04 years as a liberal professional in an activity related to the area of activity of the state company. *Present as supporting documents ( a - h items): - Appointment and dismissal acts (preferably SIAPE extract with the effective count of exercise); - Declaration of the company/body/institution; - Records in work portfolio; 40

- Other evidence of effective exercise as a self-employed person. **Additionally, for items d and e , demonstrate that the company in which you acted is of size or object similar to the state one. And, for the item e , also prove that the occupied senior management is in the two higher non-statutory hierarchical levels of the company. 18. Of the items indicated in item 17, describe the experience most associated to the position of administrator:* ____________________________________________________ *Indicate only the main one. Examples: a) employee; b) Chief Officer; c) general coordinator; d) professor of economics; e) lawyer 19. Do you have a well-known knowledge compatible with the position for which you have been appointed? ( ) Yes ( ) No (Decree 8,945/16) *Present as supporting documents: - Copy of the graduate diploma, Master or Doctorate (front and back); - Declaration of completion of courses; - Article(s) published; - Declaration of the company/organization of professional work developed. 20. What is the most associated element to indicate your significant knowledge compatible with the position of administrator?* ___________________________________________________________________________________ * The notorious knowledge can be recognized, by way of example, with the following trainings or experiences: a) Post-graduation, Master or Doctorate compatible with the position for which it was indicated; or b) published articles, professional work developed compatible with the position for which it was indicated; or (c) Extension courses compatible with the position for which he was appointed. 21. Is a resident of Brazil (a mandatory requirement only for the appointment of a Executive Officer): ( ) Yes ( ) No 22. It complies with the requirements of the state-owned company Bylaws, which was read and verified by the nominee: ( ) Yes ( ) No C. IRREPROACHABLE CONDUCT AND PROHIBITIONS 23. Law 13.303/16, art. 17, § 2, items I to V and Decree 8,945/16, art. 29, items I to Does it fit? XI ( ) Yes ( ) No I - is the representative of the regulatory body to which the state-owned company is subject? ( ) Yes ( ) No II - is a Minister of State, State Secretary or Municipal Secretary? ( ) Yes ( ) No III - holds at-will appointment in the federal public administration, directly or indirectly, without a permanent relationship with the public service? (applies to a retired public servant or employee who holds a direct or indirect federal public administration at-will appointment) ( ) Yes ( ) No IV - is a statutory officer of a political party, even if a licensed one? ( ) Yes ( ) No IV - holds a mandate in the Legislature of any federative body, even if a licensed one? ( ) Yes ( ) No V - is a blood relative or similar, to the third degree of the persons mentioned in subsections I to IV? 41- Other evidence of effective exercise as a self-employed person. **Additionally, for items d and e , demonstrate that the company in which you acted is of size or object similar to the state one. And, for the item e , also prove that the occupied senior management is in the two higher non-statutory hierarchical levels of the company. 18. Of the items indicated in item 17, describe the experience most associated to the position of administrator:* ____________________________________________________ *Indicate only the main one. Examples: a) employee; b) Chief Officer; c) general coordinator; d) professor of economics; e) lawyer 19. Do you have a well-known knowledge compatible with the position for which you have been appointed? ( ) Yes ( ) No (Decree 8,945/16) *Present as supporting documents: - Copy of the graduate diploma, Master or Doctorate (front and back); - Declaration of completion of courses; - Article(s) published; - Declaration of the company/organization of professional work developed. 20. What is the most associated element to indicate your significant knowledge compatible with the position of administrator?* ___________________________________________________________________________________ * The notorious knowledge can be recognized, by way of example, with the following trainings or experiences: a) Post-graduation, Master or Doctorate compatible with the position for which it was indicated; or b) published articles, professional work developed compatible with the position for which it was indicated; or (c) Extension courses compatible with the position for which he was appointed. 21. Is a resident of Brazil (a mandatory requirement only for the appointment of a Executive Officer): ( ) Yes ( ) No 22. It complies with the requirements of the state-owned company Bylaws, which was read and verified by the nominee: ( ) Yes ( ) No C. IRREPROACHABLE CONDUCT AND PROHIBITIONS 23. Law 13.303/16, art. 17, § 2, items I to V and Decree 8,945/16, art. 29, items I to Does it fit? XI ( ) Yes ( ) No I - is the representative of the regulatory body to which the state-owned company is subject? ( ) Yes ( ) No II - is a Minister of State, State Secretary or Municipal Secretary? ( ) Yes ( ) No III - holds at-will appointment in the federal public administration, directly or indirectly, without a permanent relationship with the public service? (applies to a retired public servant or employee who holds a direct or indirect federal public administration at-will appointment) ( ) Yes ( ) No IV - is a statutory officer of a political party, even if a licensed one? ( ) Yes ( ) No IV - holds a mandate in the Legislature of any federative body, even if a licensed one? ( ) Yes ( ) No V - is a blood relative or similar, to the third degree of the persons mentioned in subsections I to IV? 41

( ) Yes ( ) No VI - is a person who has, for the last thirty-six months, acted as a participant in the political party's decision-making structure? ( ) Yes ( ) No VII - is a person who has worked, in the last thirty-six months, in organizing, structuring and conducting an electoral campaign? ( ) Yes ( ) No VIII - is a person holding a position in trade union organization? ( ) Yes ( ) No IX - is a natural person who has entered into a contract or partnership, as supplier or buyer, claimant or offerer, of goods or services of any nature, with the Union, with the state-owned company itself or with one of its aggregate companies, in the three years prior to the date of its appointment? ( ) Yes ( ) No X - is a person who has or may have any form of conflict of interest with the political-administrative person controlling the state-owned company or with the state-owned company itself? Does it fit? 24. Supplementary Law no 64/1990, art. 1-I: Clean record and Decree 8,945/16, art. 29, item XI ( ) Yes ( ) No a) is a person that can not take voter's title, or is illiterate; ( ) Yes ( ) No b) is a member of the National Congress, the Legislative Assembly, the Legislative Chamber and the Town Councils, who has lost its mandate due to infringement of the provisions of sections I and II of art. 55 of the Federal Constitution, the equivalent provisions on loss of office of the State Constitutions and Organic Laws of Municipalities and the Federal District, for elections to be held during the remainder of the term for which he/she was elected and eight years following at the end of the legislature; ( ) Yes ( ) No c) was Governor or Deputy Governor of State and the Federal District, Mayor or Deputy Mayor who lost his elective office due to violations of the provisions of the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remaining period and eight (8) years following the end of the term for which he/she was elected? ( ) Yes ( ) No d) has against him/her representation upheld by the Electoral Court, in a final decision or issued by a collegiate body, in the process of abuse determination of the economic or political power, for the election in which it competes or has been trained, as well as those performed in the eight (8) subsequent years? ( ) Yes ( ) No e) was criminally convicted in a final decision or issued by a judicial collegiate body, having been sentenced to the course of the period of eight (8) years after serving the sentence for the crimes below: 1. against popular economy, public faith, public administration and public property; 2. against private equity, the financial system, the capital market and provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law provides for deprivation of liberty; 5. abuse of authority, where there is condemnation to loss of office or disqualification for the exercise of civil service; 6. laundering or concealment of assets, rights and values; 7. traffic of narcotics and similar drugs, racism, torture, terrorism and heinous; 8. reduction to a condition analogous to slavery; 9. against life and sexual dignity; 10. committed by a criminal organization, gang or band; ( ) Yes ( ) No f) was declared unworthy of officership, or incompatible for a period of eight (8) years; ( ) Yes ( ) No g) had its accounts for the year of office or public functions rejected by irremediable irregularity constituting wrongful act of administrative misconduct, and unappealable decision of the competent body, unless it had been suspended or canceled by the Judiciary for the elections held in the eight (8) subsequent years, counted from the date of the decision, applying the provisions of item II of art. 71 of the Federal Constitution, to all the expenses supervisor, without excluding representatives who have acted in this condition? ( ) Yes ( ) No h) was officeholder in direct, indirect or foundational administration, benefiting themselves 42 ( ) Yes ( ) No VI - is a person who has, for the last thirty-six months, acted as a participant in the political party's decision-making structure? ( ) Yes ( ) No VII - is a person who has worked, in the last thirty-six months, in organizing, structuring and conducting an electoral campaign? ( ) Yes ( ) No VIII - is a person holding a position in trade union organization? ( ) Yes ( ) No IX - is a natural person who has entered into a contract or partnership, as supplier or buyer, claimant or offerer, of goods or services of any nature, with the Union, with the state-owned company itself or with one of its aggregate companies, in the three years prior to the date of its appointment? ( ) Yes ( ) No X - is a person who has or may have any form of conflict of interest with the political-administrative person controlling the state-owned company or with the state-owned company itself? Does it fit? 24. Supplementary Law no 64/1990, art. 1-I: Clean record and Decree 8,945/16, art. 29, item XI ( ) Yes ( ) No a) is a person that can not take voter's title, or is illiterate; ( ) Yes ( ) No b) is a member of the National Congress, the Legislative Assembly, the Legislative Chamber and the Town Councils, who has lost its mandate due to infringement of the provisions of sections I and II of art. 55 of the Federal Constitution, the equivalent provisions on loss of office of the State Constitutions and Organic Laws of Municipalities and the Federal District, for elections to be held during the remainder of the term for which he/she was elected and eight years following at the end of the legislature; ( ) Yes ( ) No c) was Governor or Deputy Governor of State and the Federal District, Mayor or Deputy Mayor who lost his elective office due to violations of the provisions of the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remaining period and eight (8) years following the end of the term for which he/she was elected? ( ) Yes ( ) No d) has against him/her representation upheld by the Electoral Court, in a final decision or issued by a collegiate body, in the process of abuse determination of the economic or political power, for the election in which it competes or has been trained, as well as those performed in the eight (8) subsequent years? ( ) Yes ( ) No e) was criminally convicted in a final decision or issued by a judicial collegiate body, having been sentenced to the course of the period of eight (8) years after serving the sentence for the crimes below: 1. against popular economy, public faith, public administration and public property; 2. against private equity, the financial system, the capital market and provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law provides for deprivation of liberty; 5. abuse of authority, where there is condemnation to loss of office or disqualification for the exercise of civil service; 6. laundering or concealment of assets, rights and values; 7. traffic of narcotics and similar drugs, racism, torture, terrorism and heinous; 8. reduction to a condition analogous to slavery; 9. against life and sexual dignity; 10. committed by a criminal organization, gang or band; ( ) Yes ( ) No f) was declared unworthy of officership, or incompatible for a period of eight (8) years; ( ) Yes ( ) No g) had its accounts for the year of office or public functions rejected by irremediable irregularity constituting wrongful act of administrative misconduct, and unappealable decision of the competent body, unless it had been suspended or canceled by the Judiciary for the elections held in the eight (8) subsequent years, counted from the date of the decision, applying the provisions of item II of art. 71 of the Federal Constitution, to all the expenses supervisor, without excluding representatives who have acted in this condition? ( ) Yes ( ) No h) was officeholder in direct, indirect or foundational administration, benefiting themselves 42 or others, for the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body, to the election in which he/she ran or has been trained, as well as those held in the eight (8) subsequent years? ( ) Yes ( ) No i) has held a position or function of management, administration or representation in credit, financing or insurance establishments that have been or are being filed in a judicial or extra judicial liquidation process within the 12 (twelve) months prior to the respective decree? ( ) Yes ( ) No j) was convicted in a final decision or issued by a collegiate body of the Electoral Court, for electoral corruption, illegal funding of suffrage, by donation, raising or unlawful spending of campaign funds or conduct prohibited to public officials in electoral campaigns that entail cancellation of registration or certificate for a period of eight (8) years from the date of the election? ( ) Yes ( ) No k) was President of the Republic, Governor of State and of the Federal District, Mayor, member of the National Congress, of the Legislative Assembly, the Legislative Chamber, Municipal Councils, who resigned his/her mandate as of the offering of representation or petition able to authorize the opening of proceedings due to infringement of the provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Municipality Law for the elections held during the remainder of the term for which he/she was elected and eight (8) years following the end of the legislature? ( ) Yes ( ) No l) was sentenced to the suspension of political rights, in a final decision or issued by a judicial collegiate body, for felonious act of administrative impropriety resulting in injury to public property and illicit enrichment, as of the conviction or final judgment until 8 (eight) years after serving the sentence? ( ) Yes ( ) No m) was excluded from exercise of his/her profession, by penalty decision of the competent professional body, due to ethical and professional offense for a period of eight (8) years, unless the act has been annulled or suspended by the Judiciary? ( ) Yes ( ) No n) was sentenced in final judgment or issued by a judicial collegiate body, because of breaking marital bond or common-law marriage, or pretended to do so, to avoid characterization of ineligibility for a period of eight (8) years after the decision recognizing the fraud? ( ) Yes ( ) No o) was dismissed from the public service due to administrative or judicial proceedings for a period of eight (8) years from the decision, unless the act has been suspended or canceled by the Judiciary? ( ) Yes ( ) No p) is an individual or officer of a legal entity responsible for electoral donations taken as illegal by a final decision or issued by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision? ( ) Yes ( ) No q) is magistrate or member of the Prosecution Office compulsorily retired by penalty decision, which has lost over by judgment or has requested dismissal or voluntary retirement pending administrative disciplinary proceedings for a period of eight (8) years? Does it fit? 25. Law 6,404/76, art. 147: Corporate Law ( ) Yes ( ) No § 1 - is a person prevented by special law or convicted for bankruptcy crime, forfeit, bribery, graft, embezzlement, against popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public offices? ( ) Yes ( ) No § 2 - is considered a disqualified person by an act of the Securities and Exchange Commission? * SEC website, in the link of Sanctioning Action - Advanced Search ( ) Yes ( ) No § 3 (...): I - takes position in a company that may be considered competitors in the market, in particular, on advisory, management or audit committees? ( ) Yes ( ) No § 3 (...): II - has conflicting interests with the company? 26. By Laws and Court of Auditors of the Union (TCU): Does it fit? 43 or others, for the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body, to the election in which he/she ran or has been trained, as well as those held in the eight (8) subsequent years? ( ) Yes ( ) No i) has held a position or function of management, administration or representation in credit, financing or insurance establishments that have been or are being filed in a judicial or extra judicial liquidation process within the 12 (twelve) months prior to the respective decree? ( ) Yes ( ) No j) was convicted in a final decision or issued by a collegiate body of the Electoral Court, for electoral corruption, illegal funding of suffrage, by donation, raising or unlawful spending of campaign funds or conduct prohibited to public officials in electoral campaigns that entail cancellation of registration or certificate for a period of eight (8) years from the date of the election? ( ) Yes ( ) No k) was President of the Republic, Governor of State and of the Federal District, Mayor, member of the National Congress, of the Legislative Assembly, the Legislative Chamber, Municipal Councils, who resigned his/her mandate as of the offering of representation or petition able to authorize the opening of proceedings due to infringement of the provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Municipality Law for the elections held during the remainder of the term for which he/she was elected and eight (8) years following the end of the legislature? ( ) Yes ( ) No l) was sentenced to the suspension of political rights, in a final decision or issued by a judicial collegiate body, for felonious act of administrative impropriety resulting in injury to public property and illicit enrichment, as of the conviction or final judgment until 8 (eight) years after serving the sentence? ( ) Yes ( ) No m) was excluded from exercise of his/her profession, by penalty decision of the competent professional body, due to ethical and professional offense for a period of eight (8) years, unless the act has been annulled or suspended by the Judiciary? ( ) Yes ( ) No n) was sentenced in final judgment or issued by a judicial collegiate body, because of breaking marital bond or common-law marriage, or pretended to do so, to avoid characterization of ineligibility for a period of eight (8) years after the decision recognizing the fraud? ( ) Yes ( ) No o) was dismissed from the public service due to administrative or judicial proceedings for a period of eight (8) years from the decision, unless the act has been suspended or canceled by the Judiciary? ( ) Yes ( ) No p) is an individual or officer of a legal entity responsible for electoral donations taken as illegal by a final decision or issued by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision? ( ) Yes ( ) No q) is magistrate or member of the Prosecution Office compulsorily retired by penalty decision, which has lost over by judgment or has requested dismissal or voluntary retirement pending administrative disciplinary proceedings for a period of eight (8) years? Does it fit? 25. Law 6,404/76, art. 147: Corporate Law ( ) Yes ( ) No § 1 - is a person prevented by special law or convicted for bankruptcy crime, forfeit, bribery, graft, embezzlement, against popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public offices? ( ) Yes ( ) No § 2 - is considered a disqualified person by an act of the Securities and Exchange Commission? * SEC website, in the link of Sanctioning Action - Advanced Search ( ) Yes ( ) No § 3 (...): I - takes position in a company that may be considered competitors in the market, in particular, on advisory, management or audit committees? ( ) Yes ( ) No § 3 (...): II - has conflicting interests with the company? 26. By Laws and Court of Auditors of the Union (TCU): Does it fit? 43

( ) Yes ( ) No a) does fits into any fence provided for in the company's bylaws? ( ) Yes ( ) No b) is included in the list of persons responsible to whom the TCU has declared Irregulars, Inactive and Disabled? * TCU website, in the link Services and Inquiries - Irregular, Inactive and Disabled I understand that they constitute a conflict of interest in the exercise of office or employment in the situations below, contained in Article 5 of Law 12.813/13, are within the scope of the Federal Executive Branch: I - disclose or make use of privileged information, for one's own benefit or that of a third party, obtained as a result of the activities performed; II - to exercise activities that imply the rendering of services or the maintenance of a business relationship with an individual or legal entity who has an interest in the decision of the public official or collegiate in which he or she participates; III - carry out, directly or indirectly, an activity that by reason of its nature is incompatible with the duties of the position or employment, considering as such, the activity developed in related areas or matters; IV - acting, even if informally, as a proxy, consultant, advisor or intermediary of private interests in the bodies or entities of the direct or indirect public administration of any of the Powers of the Union, the States, the Federal District and the Municipalities; V - perform an act in the interest of a legal entity in which the public agent, his spouse, companion or relatives, inbred or alike, in a straight or collateral line up to the third degree, and who may benefit from it or influence in his acts of management; VI - to receive a gift from anyone interested in the decision of the public agent or collegiate in which he participates outside the limits and conditions laid down in the Regulation; and VII - to render services, even if occasional, the company whose activity is controlled, supervised or regulated by the entity to which the public agent is bound. Aware of the possible civil, administrative and criminal penalties, that any statements false information may result, I submit that the information provided and the attached evidence are accurate, true and without erasures of any kind, and can be used by the Requirements Analysis, Seals and Evaluation. Place and Date Signature of the Nominee SEST/ME: Updated on 01.16.2020. 44 ( ) Yes ( ) No a) does fits into any fence provided for in the company's bylaws? ( ) Yes ( ) No b) is included in the list of persons responsible to whom the TCU has declared Irregulars, Inactive and Disabled? * TCU website, in the link Services and Inquiries - Irregular, Inactive and Disabled I understand that they constitute a conflict of interest in the exercise of office or employment in the situations below, contained in Article 5 of Law 12.813/13, are within the scope of the Federal Executive Branch: I - disclose or make use of privileged information, for one's own benefit or that of a third party, obtained as a result of the activities performed; II - to exercise activities that imply the rendering of services or the maintenance of a business relationship with an individual or legal entity who has an interest in the decision of the public official or collegiate in which he or she participates; III - carry out, directly or indirectly, an activity that by reason of its nature is incompatible with the duties of the position or employment, considering as such, the activity developed in related areas or matters; IV - acting, even if informally, as a proxy, consultant, advisor or intermediary of private interests in the bodies or entities of the direct or indirect public administration of any of the Powers of the Union, the States, the Federal District and the Municipalities; V - perform an act in the interest of a legal entity in which the public agent, his spouse, companion or relatives, inbred or alike, in a straight or collateral line up to the third degree, and who may benefit from it or influence in his acts of management; VI - to receive a gift from anyone interested in the decision of the public agent or collegiate in which he participates outside the limits and conditions laid down in the Regulation; and VII - to render services, even if occasional, the company whose activity is controlled, supervised or regulated by the entity to which the public agent is bound. Aware of the possible civil, administrative and criminal penalties, that any statements false information may result, I submit that the information provided and the attached evidence are accurate, true and without erasures of any kind, and can be used by the Requirements Analysis, Seals and Evaluation. Place and Date Signature of the Nominee SEST/ME: Updated on 01.16.2020. 44

ANNEX II FORM Registration of Additional Integrity Requirements Applicable to nominations for Fiscal Directors, Board of Directors, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Holders of the General Structure of Petrobras INFORMATION OF THE POSITION INTENDED POSITION INTENDED: COMPANY: ASSIGNMENT OF POSITION: STATUTORY MANDATE☐ MANAGEMENT FUNCTION☐ OTHERS☐ CANDIDATE INFORMATION NAME: Enrollment number: CPF: Marital Status: ID no: Date of issue/Issuing agency: Date of birth: Natural of (City/State): Father’s name: Mother’s name: Responsible for appointment¹: Care of²: ¹ Field for the use of Petrobras nominees. ² Field for the use of Petrobras nominees, and the name, function and key of the person authorized to receive the report must be filled in and follow up the flow with the responsible bodies. We emphasize that the delegate will receive personal and non-transferable password to access the contents of the report. It is up to him to ensure the security of the information. 45 ANNEX II FORM Registration of Additional Integrity Requirements Applicable to nominations for Fiscal Directors, Board of Directors, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Holders of the General Structure of Petrobras INFORMATION OF THE POSITION INTENDED POSITION INTENDED: COMPANY: ASSIGNMENT OF POSITION: STATUTORY MANDATE☐ MANAGEMENT FUNCTION☐ OTHERS☐ CANDIDATE INFORMATION NAME: Enrollment number: CPF: Marital Status: ID no: Date of issue/Issuing agency: Date of birth: Natural of (City/State): Father’s name: Mother’s name: Responsible for appointment¹: Care of²: ¹ Field for the use of Petrobras nominees. ² Field for the use of Petrobras nominees, and the name, function and key of the person authorized to receive the report must be filled in and follow up the flow with the responsible bodies. We emphasize that the delegate will receive personal and non-transferable password to access the contents of the report. It is up to him to ensure the security of the information. 45

PETROBRAS

Additional Integrity Requirements	
I) Clean record - CPF	
Has a CPF with "Null" status in the Federal Revenue database	( ) Yes ( ) No
II) Business Participation	
Has a relevant corporate interest in limited companies (article 1,099 of the Civil Code) and private corporation (article 243, §§ 4 and 5 of Law 6,404/76), which are included in Petrobras' register and which have been transacted in the condition of Supplier, client, sponsored entity, consortium or joint venture, with Petrobras, its subsidiaries, subsidiaries and affiliates, within the last 3 (three) years.	( ) Yes ( ) No
Has been in control or participated in a statutory body of a legal entity in judicial, bankrupt or insolvent recovery, within a period of five (5) years prior to the date of its election or appointment, except as a liquidator, commissioner or judicial administrator.	( ) Yes ( ) No
III) History of Internal Investigation / Disciplinary Sanctions detailed in Employee Registration Form	
Has been included in the system of consequence under the Petrobras System or has suffered labor or administrative penalty in another legal person of public or private law in the last three (3) years as a result of internal investigations, when applicable.	( ) Yes ( ) No
Has a serious misconduct related to noncompliance with the Code of Ethics, Guide to Conduct, Manual of the Petrobras Program for Prevention of Corruption or other internal regulations related in the last 3 (three) years, when applicable.	( ) Yes ( ) No
IV) Audit Highlights:	
Is responsible for non-conformities indicated in quarterly Internal Audit reports that are pending regularization for more than 2 years.	( ) Yes ( ) No
V) Commercial and financial issues:	
It has pending financial issues that have been object of protest or inclusion in official registries of defaulters, unless they are regularized or if they are under judicial discussion or through a consumer protection agency on the date of the nomination.	( ) Yes ( ) No
It has federal, state or municipal tax debit, unless it is in judicial or administrative discussion on the date of the nomination.	( ) Yes ( ) No
VI) Judicial and/or administrative proceedings:	

46

Was convicted, in second instance, in criminal proceedings, in Brazil or ( ) Yes ( ) No abroad, related to the activity to be performed. Has against itself judicial proceedings, in Brazil or abroad, with unfavorable judgment in second instance, in any sphere other than ( ) Yes ( ) No criminal, since related to the activity to be performed. Has been fined in a final decision in the scope of external control, ( ) Yes ( ) No regulation and control organs in the last 5 years. VII) Indication in positions on Boards of Directors or Tax Board of the subsidiaries, controlled companies and affiliates of Petrobras Currently holds 3 or more positions on Boards of Directors or Tax Boards (a) of Petrobras (a) subsidiaries, controlled and affiliated companies ? ( ) Yes ( ) No Indicate the companies and if any is in liquidation: Currently receives compensation in two (2) of the Board of Directors or Tax Board of Petrobras’ subsidiaries, controlled and affiliated ( ) Yes ( ) No (a) companies ? (a) Each nominee may only attend, at the same time, up to three (3) Boards of Directors or Tax Boards of Petrobras subsidiaries, controlled companies and affiliates, and the indication for remunerated participation in more than two (2) of these Boards is prohibited. This prohibition does not apply when the person is in administration or tax position in companies, subsidiaries, controlled or affiliated of Petrobras, in liquidation. Attached documents to prove the additional requirements: Requirements Means of verification Commercial and financial issues and • Petrobras may request the submission of additional Legal and/or Administrative Proceedings documents, if any self-declaration incompatibility of the indicated or during the process of verifying the conformity of the indication. Identification documents • Copy of CPF and ID card • Copy of Marriage Certificate Tax debts (federal, state or municipal) • Negative or positive certificates with effects of negative, of federal tax/tax liabilities, state and municipal of your home in the last 5 (five) years. Aware of the possible civil, administrative and criminal penalties, that any declarations false information may result, I submit that the information provided and the attached evidence are accurate, true and without erasures of any kind, and can be used by the People Committee. ______________________ _________________________________ Place and date Signature of the Nominee 47 Was convicted, in second instance, in criminal proceedings, in Brazil or ( ) Yes ( ) No abroad, related to the activity to be performed. Has against itself judicial proceedings, in Brazil or abroad, with unfavorable judgment in second instance, in any sphere other than ( ) Yes ( ) No criminal, since related to the activity to be performed. Has been fined in a final decision in the scope of external control, ( ) Yes ( ) No regulation and control organs in the last 5 years. VII) Indication in positions on Boards of Directors or Tax Board of the subsidiaries, controlled companies and affiliates of Petrobras Currently holds 3 or more positions on Boards of Directors or Tax Boards (a) of Petrobras (a) subsidiaries, controlled and affiliated companies ? ( ) Yes ( ) No Indicate the companies and if any is in liquidation: Currently receives compensation in two (2) of the Board of Directors or Tax Board of Petrobras’ subsidiaries, controlled and affiliated ( ) Yes ( ) No (a) companies ? (a) Each nominee may only attend, at the same time, up to three (3) Boards of Directors or Tax Boards of Petrobras subsidiaries, controlled companies and affiliates, and the indication for remunerated participation in more than two (2) of these Boards is prohibited. This prohibition does not apply when the person is in administration or tax position in companies, subsidiaries, controlled or affiliated of Petrobras, in liquidation. Attached documents to prove the additional requirements: Requirements Means of verification Commercial and financial issues and • Petrobras may request the submission of additional Legal and/or Administrative Proceedings documents, if any self-declaration incompatibility of the indicated or during the process of verifying the conformity of the indication. Identification documents • Copy of CPF and ID card • Copy of Marriage Certificate Tax debts (federal, state or municipal) • Negative or positive certificates with effects of negative, of federal tax/tax liabilities, state and municipal of your home in the last 5 (five) years. Aware of the possible civil, administrative and criminal penalties, that any declarations false information may result, I submit that the information provided and the attached evidence are accurate, true and without erasures of any kind, and can be used by the People Committee. ______________________ _________________________________ Place and date Signature of the Nominee 47

ANNEX III REGISTRY OF INDEPENDENCE OF BOARD OF DIRECTORS AND FISCAL COUNCIL MEMBERS PERSONAL INFORMATION AND CONTACT Full name: ID: Issuer: Issuing date: Tax ID (CPF): Independence Criteria for Board Members (Article 36, paragraph 1 of Decree No. 8945/16) I - does he/she have a relationship with Petrobras or its subsidiaries domiciled in Brazil, except for participation in a Petrobras' Board of Directors ( ) Yes ( ) No or participation in its share capital? II - is he/she a spouse or consanguineous relative or by adoption, up to the third degree, of a head of the Executive Government, Minister of State, Secretary of State, Federal District or Municipality or officer ( ) Yes ( ) No of Petrobras or its subsidiaries based in Brazil? III - has he/she maintained, in the last three years, any type of bond with Petrobras or its controllers, which could jeopardize his/her independence? ( ) Yes ( ) No IV - is he/she or has he/she been, in the last three years, employed or Officer of Petrobras, its subsidiaries based in Brazil or its affiliates? ( ) Yes ( ) No V - is he/she a direct or indirect supplier or buyer of services or products of Petrobras or its subsidiaries based in Brazil? ( ) Yes ( ) No VI - is he/she an employee or officer of a company or entity that offers or demands services or products to/from Petrobras or its ( ) Yes ( ) No subsidiaries based in Brazil? VII - does he/she receive another compensation from Petrobras or its subsidiaries based in Brazil, in addition to that related to the position of Board ( ) Yes ( ) No Member, except for the compensation resulting from interest in the company's share capital? Being aware of potential civil, administrative and criminal penalties that any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Nomination, Compensation and Succession Committee. Place and date Signature of the appointed person 48 ANNEX III REGISTRY OF INDEPENDENCE OF BOARD OF DIRECTORS AND FISCAL COUNCIL MEMBERS PERSONAL INFORMATION AND CONTACT Full name: ID: Issuer: Issuing date: Tax ID (CPF): Independence Criteria for Board Members (Article 36, paragraph 1 of Decree No. 8945/16) I - does he/she have a relationship with Petrobras or its subsidiaries domiciled in Brazil, except for participation in a Petrobras' Board of Directors ( ) Yes ( ) No or participation in its share capital? II - is he/she a spouse or consanguineous relative or by adoption, up to the third degree, of a head of the Executive Government, Minister of State, Secretary of State, Federal District or Municipality or officer ( ) Yes ( ) No of Petrobras or its subsidiaries based in Brazil? III - has he/she maintained, in the last three years, any type of bond with Petrobras or its controllers, which could jeopardize his/her independence? ( ) Yes ( ) No IV - is he/she or has he/she been, in the last three years, employed or Officer of Petrobras, its subsidiaries based in Brazil or its affiliates? ( ) Yes ( ) No V - is he/she a direct or indirect supplier or buyer of services or products of Petrobras or its subsidiaries based in Brazil? ( ) Yes ( ) No VI - is he/she an employee or officer of a company or entity that offers or demands services or products to/from Petrobras or its ( ) Yes ( ) No subsidiaries based in Brazil? VII - does he/she receive another compensation from Petrobras or its subsidiaries based in Brazil, in addition to that related to the position of Board ( ) Yes ( ) No Member, except for the compensation resulting from interest in the company's share capital? Being aware of potential civil, administrative and criminal penalties that any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Nomination, Compensation and Succession Committee. Place and date Signature of the appointed person 48

ANNEX IV DECLARATION OF ELIGIBILITY AND CLEAN RECORDS - Publicly-held companies Applicable to nominations for Directors and Executive Officers. I hereby declare, under the terms of the law (Article 147 of Law 6404/76): Personal and Contact Information Full Name: Tax ID: Issuer: Date of Issue: CPF: Domicile(s) in which, if appointed administrator, you will receive summonses and subpoenas in administrative and judicial proceedings relating to acts of management which will be deemed to have been fulfilled by delivery to the indicated domicile, which may only be changed by communication to the company. Address 1: Address 2: Address 3: I - I am prevented by special law, or convicted of bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty ( ) Yes ( ) No that forbids, even temporarily, access to public positions, as provided for in Paragraph 1 of Article 147 of Law No. 6,404/76; II - I am hereby sentenced to temporary suspension or disqualification applied by the Securities and Exchange Commission, which renders me ineligible for management ( ) Yes ( ) No positions in a publicly-held company, as established in Paragraph 2 of Article 147 of Law No. 6,404/76; III - meeting the requirement of unblemished reputation ( ) Yes ( ) No established by § 3 of art. 147 of Law no. 6404/76; IV - I hold a position in a company that may be considered a competitor of the company, and I have or represent a conflicting ( ) Yes ( ) No interest with that of the company, in the form of items I and II of Paragraph 3 of Article 147 of Law No. 6,404/76*. 49 ANNEX IV DECLARATION OF ELIGIBILITY AND CLEAN RECORDS - Publicly-held companies Applicable to nominations for Directors and Executive Officers. I hereby declare, under the terms of the law (Article 147 of Law 6404/76): Personal and Contact Information Full Name: Tax ID: Issuer: Date of Issue: CPF: Domicile(s) in which, if appointed administrator, you will receive summonses and subpoenas in administrative and judicial proceedings relating to acts of management which will be deemed to have been fulfilled by delivery to the indicated domicile, which may only be changed by communication to the company. Address 1: Address 2: Address 3: I - I am prevented by special law, or convicted of bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty ( ) Yes ( ) No that forbids, even temporarily, access to public positions, as provided for in Paragraph 1 of Article 147 of Law No. 6,404/76; II - I am hereby sentenced to temporary suspension or disqualification applied by the Securities and Exchange Commission, which renders me ineligible for management ( ) Yes ( ) No positions in a publicly-held company, as established in Paragraph 2 of Article 147 of Law No. 6,404/76; III - meeting the requirement of unblemished reputation ( ) Yes ( ) No established by § 3 of art. 147 of Law no. 6404/76; IV - I hold a position in a company that may be considered a competitor of the company, and I have or represent a conflicting ( ) Yes ( ) No interest with that of the company, in the form of items I and II of Paragraph 3 of Article 147 of Law No. 6,404/76*. 49

* For the purposes of item IV above, a person is presumed to have an interest conflicting with that of the company which cumulatively: I - has been elected by a shareholder who has also elected a director of a competing company; and II - maintain a bond of subordination with the shareholder who elected you. In the event that the answer to item IV above is not completed, the declarant must clarify in detail the reasons that prevent the declaration. _______________________________________________________________________________________ _______________________________________________________________________________________ _______________________________________________________________________________________ _______________________________________________________________________________________ _______________________________________________________________________________________ _______________________________________________________________________________________ _______________________________________________________________________________________ _________________________________________________________________________________ Aware of the possible civil, administrative and criminal penalties, which any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Committee of Persons. ____________________________ ____________________________________ Place and Date Signature of the Indicator 50 * For the purposes of item IV above, a person is presumed to have an interest conflicting with that of the company which cumulatively: I - has been elected by a shareholder who has also elected a director of a competing company; and II - maintain a bond of subordination with the shareholder who elected you. In the event that the answer to item IV above is not completed, the declarant must clarify in detail the reasons that prevent the declaration. _______________________________________________________________________________________ _______________________________________________________________________________________ _______________________________________________________________________________________ _______________________________________________________________________________________ _______________________________________________________________________________________ _______________________________________________________________________________________ _______________________________________________________________________________________ _________________________________________________________________________________ Aware of the possible civil, administrative and criminal penalties, which any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Committee of Persons. ____________________________ ____________________________________ Place and Date Signature of the Indicator 50

ANNEX V INFORMATION ON SHAREHOLDING Applicable to nominations for Board of Directors, Executive Board, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Holders of the General Structure of Petrobras Personal Data and Contact: Full Name: Tax ID: Date of Issue: CPF: Information on shareholdings held by the nominee *: CNPJ or equivalent Shareholding (percentage of Company name: identification in the country of total and voting capital): registration: 51 ANNEX V INFORMATION ON SHAREHOLDING Applicable to nominations for Board of Directors, Executive Board, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Holders of the General Structure of Petrobras Personal Data and Contact: Full Name: Tax ID: Date of Issue: CPF: Information on shareholdings held by the nominee *: CNPJ or equivalent Shareholding (percentage of Company name: identification in the country of total and voting capital): registration: 51

* Information on non-significant shareholdings in publicly traded corporations that do not have the potential to generate a conflict of interest with Petrobras is waived. Aware of the possible civil, administrative and criminal penalties, which any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Committee of Persons. ______________________ _________________________________ Place and Date Signature of the Indicator 52 * Information on non-significant shareholdings in publicly traded corporations that do not have the potential to generate a conflict of interest with Petrobras is waived. Aware of the possible civil, administrative and criminal penalties, which any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Committee of Persons. ______________________ _________________________________ Place and Date Signature of the Indicator 52

ANNEX VI DECLARATION In compliance with the provisions of Instruction No. 367 of 29 May 2002 of the Securities and Exchange Commission, as well as with the provisions of Law No. 13303/2016, I, the undersigned, declare, under the penalties of the law, that: I - I am not impeded or incorrect in the prohibitions established by special law, including Law 13.303/2016, and I am not condemned for bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty that sees, even if temporarily, access to public positions, as provided in paragraph 1 of article 147 of Law 6.404/76; II - I am not condemned to the penalty of suspension or temporary disqualification applied by the Securities and Exchange Commission, which renders me ineligible for management positions in a publicly-held company, as established in paragraph 2 of article 147 of Law No. 6404/76 ; III - meeting the requirement of unblemished reputation established by paragraph 3 of Article 147 of Law No. 6404/76 ; IV - I do not hold a position in a company that may be considered a competitor of the Company, and I do not have, nor do I represent, an interest conflicting with that of the Company, in the form of items I and II of paragraph 3 of article 147 of Law nº 6,404/76. [place], [date]. ______________________________________________ [name] 53 ANNEX VI DECLARATION In compliance with the provisions of Instruction No. 367 of 29 May 2002 of the Securities and Exchange Commission, as well as with the provisions of Law No. 13303/2016, I, the undersigned, declare, under the penalties of the law, that: I - I am not impeded or incorrect in the prohibitions established by special law, including Law 13.303/2016, and I am not condemned for bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty that sees, even if temporarily, access to public positions, as provided in paragraph 1 of article 147 of Law 6.404/76; II - I am not condemned to the penalty of suspension or temporary disqualification applied by the Securities and Exchange Commission, which renders me ineligible for management positions in a publicly-held company, as established in paragraph 2 of article 147 of Law No. 6404/76 ; III - meeting the requirement of unblemished reputation established by paragraph 3 of Article 147 of Law No. 6404/76 ; IV - I do not hold a position in a company that may be considered a competitor of the Company, and I do not have, nor do I represent, an interest conflicting with that of the Company, in the form of items I and II of paragraph 3 of article 147 of Law nº 6,404/76. [place], [date]. ______________________________________________ [name] 53

ANNEX VII DECLARATION ON POLITICALLY EXPOSED PERSON Definition of Politically Exposed Persons (PEP) as per Article 3-B of CVM Instruction 301/99, added by CVM Instruction 463/08: Art. 3-B For the purposes of this Instruction it is considered: I – politically exposed person who holds or has held, in the last 5 (five) years, relevant positions, jobs or public functions, in Brazil or other foreign countries, territories and dependencies, as well as their representatives, family members and other persons of their close relationship; II – relevant position, employment or civil service held by heads of state and government, high level politicians, high level public officials, magistrates or military personnel, leaders of public enterprises or leaders of political parties; and III – family members of the politically exposed person, their relatives, in the direct line, up to the first degree, as well as the spouse, partner and stepson. Paragraph 1 The period of five (5) years referred to in subsection I must be counted retroactively from the date of commencement of the business relationship or from the date on which the client became a politically exposed person. Paragraph 2 Without prejudice to the definition in item I of the caption of this article, politically exposed persons are considered in Brazil: I - the holders of elective offices of the Executive and Legislative Powers of the Union; II - those holding office in the executive branch of the Union: a) a Minister of State or equivalent; b) of a special nature or equivalent; c) of a presidente, vice-president and director, or equivalent, of municipalities, public foundations, public undertakings ou semi-public companies; or d) senior management and advisory group - DAS, level 6, e equivalents. III- the members of the National Council of Justice, the Federal Supreme Court and the higher courts; IV - the members of the National Council of Public Prosecutors, the Attorney General of the Republic, the Deputy Attorney General of the Republic, the Labour Attorney General, the Military Attorney General, the Deputy Attorneys General of the Republic and the Attorneys General of the States and the Federal District;; 54 ANNEX VII DECLARATION ON POLITICALLY EXPOSED PERSON Definition of Politically Exposed Persons (PEP) as per Article 3-B of CVM Instruction 301/99, added by CVM Instruction 463/08: Art. 3-B For the purposes of this Instruction it is considered: I – politically exposed person who holds or has held, in the last 5 (five) years, relevant positions, jobs or public functions, in Brazil or other foreign countries, territories and dependencies, as well as their representatives, family members and other persons of their close relationship; II – relevant position, employment or civil service held by heads of state and government, high level politicians, high level public officials, magistrates or military personnel, leaders of public enterprises or leaders of political parties; and III – family members of the politically exposed person, their relatives, in the direct line, up to the first degree, as well as the spouse, partner and stepson. Paragraph 1 The period of five (5) years referred to in subsection I must be counted retroactively from the date of commencement of the business relationship or from the date on which the client became a politically exposed person. Paragraph 2 Without prejudice to the definition in item I of the caption of this article, politically exposed persons are considered in Brazil: I - the holders of elective offices of the Executive and Legislative Powers of the Union; II - those holding office in the executive branch of the Union: a) a Minister of State or equivalent; b) of a special nature or equivalent; c) of a presidente, vice-president and director, or equivalent, of municipalities, public foundations, public undertakings ou semi-public companies; or d) senior management and advisory group - DAS, level 6, e equivalents. III- the members of the National Council of Justice, the Federal Supreme Court and the higher courts; IV - the members of the National Council of Public Prosecutors, the Attorney General of the Republic, the Deputy Attorney General of the Republic, the Labour Attorney General, the Military Attorney General, the Deputy Attorneys General of the Republic and the Attorneys General of the States and the Federal District;; 54

V - the Members of the Court of Auditors of the Union and the Public Prosecutor at the Court of Auditors of the Union; VI - the State and Federal District Governors, the Presidents of the Court of Justice, the Legislative Assembly and the District Chamber and the Presidents of the Court and the Council of Accounts of States, Municipalities and the Federal District; and VII - the mayors and mayors of state capitals. S T A T E M E N T DECLARE for the appropriate purposes that: NO, I am NOT a Politically Exposed Person, under the terms of Article 3-B of CVM Instruction 301/99, added by CVM Instruction 463/08, as I do not fit into any of the situations that characterize EPP. YES, I am a Politically Exposed Person, under the terms of Article 3-B of CVM Instruction 301/99, added by CVM Instruction 463/08. Mandate Exercised at Petrobras Duration AND/OR Name of Politically Exposed Person Nature of Relationship [city], [day] of [month] of 2020. ______________________________________________ [SIGNATURE] 55 V - the Members of the Court of Auditors of the Union and the Public Prosecutor at the Court of Auditors of the Union; VI - the State and Federal District Governors, the Presidents of the Court of Justice, the Legislative Assembly and the District Chamber and the Presidents of the Court and the Council of Accounts of States, Municipalities and the Federal District; and VII - the mayors and mayors of state capitals. S T A T E M E N T DECLARE for the appropriate purposes that: NO, I am NOT a Politically Exposed Person, under the terms of Article 3-B of CVM Instruction 301/99, added by CVM Instruction 463/08, as I do not fit into any of the situations that characterize EPP. YES, I am a Politically Exposed Person, under the terms of Article 3-B of CVM Instruction 301/99, added by CVM Instruction 463/08. Mandate Exercised at Petrobras Duration AND/OR Name of Politically Exposed Person Nature of Relationship [city], [day] of [month] of 2020. ______________________________________________ [SIGNATURE] 55

ANNEX VIII DECLARATION OF INDEPENDENCE (Article 36, Paragraph 1 of Decree No. 8.945/16 and Rules of Corporate Governance Level 2 Listing) In compliance with the provisions of Instruction No. 480 of December 7, 2009 and further amendments by the Securities and Exchange Commission, we request answering the following questions: I - do you have a relationship with Petrobras, or its subsidiaries based in Brazil, except for the participation in Petrobras' Board of Directors or participation in its capital stock? ( ) yes ( ) no II - have you had, in the last three (3) years, a bond of any kind with Petrobras or the Federal Administration that could jeopardize your independence, except for the participation in its capital stock? ( ) yes ( ) no III - are you a spouse or consanguineous relative or related, or by adoption, up to the third degree, of a head of the Executive Administration, Minister of State or Secretary of Public Controller, Secretary of State, Federal District or City, or a manager of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no IV - do you maintain, or have you maintained, in the last three years, a relationship of any nature with Petrobras, its Controlling Shareholder or entity related to the individuals listed in section III above, that could compromise your independence? (individuals bound to public educational and/or research institutions are not included in this restriction) ( ) yes ( ) no V - are you or have you been, for the last three (3) years, an employee or officer of Petrobras, the Controlling Shareholder, its subsidiaries or its affiliates? ( ) yes ( ) no VI - Are you a direct or indirect supplier or buyer of services and/or products of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VII - are you an employee or manager of a company or entity that offers or procures services or products to/from Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VIII - do you receive any other compensation from Petrobras, or its subsidiaries based in Brazil, in addition to the one related to the position of Board Member, except for the compensation resulting from participation in the company's capital? ( ) yes ( ) no 56 ANNEX VIII DECLARATION OF INDEPENDENCE (Article 36, Paragraph 1 of Decree No. 8.945/16 and Rules of Corporate Governance Level 2 Listing) In compliance with the provisions of Instruction No. 480 of December 7, 2009 and further amendments by the Securities and Exchange Commission, we request answering the following questions: I - do you have a relationship with Petrobras, or its subsidiaries based in Brazil, except for the participation in Petrobras' Board of Directors or participation in its capital stock? ( ) yes ( ) no II - have you had, in the last three (3) years, a bond of any kind with Petrobras or the Federal Administration that could jeopardize your independence, except for the participation in its capital stock? ( ) yes ( ) no III - are you a spouse or consanguineous relative or related, or by adoption, up to the third degree, of a head of the Executive Administration, Minister of State or Secretary of Public Controller, Secretary of State, Federal District or City, or a manager of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no IV - do you maintain, or have you maintained, in the last three years, a relationship of any nature with Petrobras, its Controlling Shareholder or entity related to the individuals listed in section III above, that could compromise your independence? (individuals bound to public educational and/or research institutions are not included in this restriction) ( ) yes ( ) no V - are you or have you been, for the last three (3) years, an employee or officer of Petrobras, the Controlling Shareholder, its subsidiaries or its affiliates? ( ) yes ( ) no VI - Are you a direct or indirect supplier or buyer of services and/or products of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VII - are you an employee or manager of a company or entity that offers or procures services or products to/from Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VIII - do you receive any other compensation from Petrobras, or its subsidiaries based in Brazil, in addition to the one related to the position of Board Member, except for the compensation resulting from participation in the company's capital? ( ) yes ( ) no 56

S T A T E M E N T DECLARE for the appropriate purposes that: ( ) YES I am an Independent Board Member, in accordance with the criteria listed above and set forth in art. 36, §1 of Decree no. 8,945, of December 27, 2016, and in the Corporate Governance Level 2 Listing Regulations. ( ) NO I am an Independent Board Member, in accordance with the criteria listed above and set forth in art. 36, §1 of Decree no. 8,945, of December 27, 2016, and in the Corporate Governance Level 2 Listing Regulations. [place], [date]. ____________________________________ [name] Board Member (a) of Directors 57 S T A T E M E N T DECLARE for the appropriate purposes that: ( ) YES I am an Independent Board Member, in accordance with the criteria listed above and set forth in art. 36, §1 of Decree no. 8,945, of December 27, 2016, and in the Corporate Governance Level 2 Listing Regulations. ( ) NO I am an Independent Board Member, in accordance with the criteria listed above and set forth in art. 36, §1 of Decree no. 8,945, of December 27, 2016, and in the Corporate Governance Level 2 Listing Regulations. [place], [date]. ____________________________________ [name] Board Member (a) of Directors 57

ANNEX IX Items 12.5 to 12.10 of the Reference Form 12. General shareholders’ meeting and management 12.5 In relation to each of the officers and members of the supervisory board of the issuer, please indicate, in a table: a. name b. date of birth c. occupation d. Tax ID (CPF) or passport number e. elective office held f. election date g. initial date of term of office h. term of office i. other positions or roles held in the issuer j. elected by the controller or not k. if he/she is an independent member and, if so, what was the criterion used by the issuer to determine the independence l. number of consecutive terms m. information about: i. main professional experiences along the last 5 years, indicating: • name and business segment of the company • position 58 ANNEX IX Items 12.5 to 12.10 of the Reference Form 12. General shareholders’ meeting and management 12.5 In relation to each of the officers and members of the supervisory board of the issuer, please indicate, in a table: a. name b. date of birth c. occupation d. Tax ID (CPF) or passport number e. elective office held f. election date g. initial date of term of office h. term of office i. other positions or roles held in the issuer j. elected by the controller or not k. if he/she is an independent member and, if so, what was the criterion used by the issuer to determine the independence l. number of consecutive terms m. information about: i. main professional experiences along the last 5 years, indicating: • name and business segment of the company • position 58

• if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer ii. indication of all officer positions in other companies or organizations in the third sector n. description of any of the following events that have occurred along the past 5 years: i. any criminal conviction ii. any conviction in administrative proceedings of the CVM and the corresponding penalties applied iii. any final and unappealable conviction, either judicial or administrative, that has suspended or disqualified him/her for the performance of any professional or commercial activity 12.6 In relation to each of the persons who served as members of the board of directors or the supervisory board in the last fiscal year, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office 12.7 Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory 12.8 In relation to each person who served as a member of statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office 12.9 Inform the existence of a marital relationship, stable relationship or kinship up to the second degree between: a. officers of the issuer b. (I) officers of the issuer and (ii) officers of the direct or indirect subsidiaries of the issuer c. (I) officers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controllers of the issuer d. (i) officers of the issuer and (ii) officers of the direct and indirect controlling companies of the issuer 59 • if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer ii. indication of all officer positions in other companies or organizations in the third sector n. description of any of the following events that have occurred along the past 5 years: i. any criminal conviction ii. any conviction in administrative proceedings of the CVM and the corresponding penalties applied iii. any final and unappealable conviction, either judicial or administrative, that has suspended or disqualified him/her for the performance of any professional or commercial activity 12.6 In relation to each of the persons who served as members of the board of directors or the supervisory board in the last fiscal year, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office 12.7 Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory 12.8 In relation to each person who served as a member of statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office 12.9 Inform the existence of a marital relationship, stable relationship or kinship up to the second degree between: a. officers of the issuer b. (I) officers of the issuer and (ii) officers of the direct or indirect subsidiaries of the issuer c. (I) officers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controllers of the issuer d. (i) officers of the issuer and (ii) officers of the direct and indirect controlling companies of the issuer 59

12.10 Inform on the relations of reporting, service rendering or control maintained in the last 3 fiscal years between the officers of the issuer and: a. a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, the entire share capital b. a direct or indirect controller of the issuer c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons [city], [month] [day], 2020. [SIGNATURE] 60 12.10 Inform on the relations of reporting, service rendering or control maintained in the last 3 fiscal years between the officers of the issuer and: a. a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, the entire share capital b. a direct or indirect controller of the issuer c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons [city], [month] [day], 2020. [SIGNATURE] 60

ANEXO X - SUPPLEMENTARY REQUIREMENTS - INDEPENDENT BOARD MEMBER MINISTRY OF ECONOMY Special Department for Privatization and Divestment Department for the Coordination and Governance of State-Owned Companies Additional Requirements - Independent Board Member Compliance with Decree 8,945 of December 27, 2016. According? 1. INDEPENDENCE - Decree 8.945/16, art. 36, paragraph 1 ( ) Yes( ) No I - has links with the state-owned company, or with the company in its state-owned conglomerate, except as regards participation in the Board of Directors of the parent company or participation in its share capital; ( ) Yes( ) No II – is a spouse or relative by blood or affinity or by adoption, up to the third degree, of Chief Executive Officer, Minister of State, Secretary of State, Federal District or Municipality or administrator of the state company or company of its state conglomerate. ( ) Yes( ) No III – has, for the past three (3) years, maintained a link of any kind with the State enterprise or its controllers which might compromise its independence; ( ) Yes( ) No IV – is or has been, for the past 3 (three) years, an employee or director of the state-owned enterprise, an enterprise in its state conglomerate or an affiliated enterprise; ( ) Yes( ) No V – is a direct or indirect supplier or purchaser of services or products of the State enterprise or its conglomerate company; ( ) Yes( ) No VI – is an employee or director of an undertaking or an entity which offers or solicits services or products from the State enterprise or from its State conglomerate. ( ) Yes( ) No VII – receives other remuneration from the state-owned company or from the company in its state conglomerate, in addition to that related to the position of director, except for the remuneration arising from participation in the company's capital. Notes: Members of the Board of Directors may hold office in the company's own Statutory Audit Committee, provided that they opt for the remuneration of a member of the said Committee (Decree 8,945/16, art. 38, paragraph 9). For the purposes of this article, directors elected by minority shareholders, but not those elected by employees, shall be considered independent (Decree 8,945/16, art. 36, paragraph 3). I declare that I am aware of the possible civil, administrative and criminal penalties that any false statements may entail. I declare that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used for the purpose of analyzing the requirements and prohibitions for investiture in the position of Board Member, as an independent member. Place and date Signature SEST/ME: atualizado em 11/12/2019. 61 ANEXO X - SUPPLEMENTARY REQUIREMENTS - INDEPENDENT BOARD MEMBER MINISTRY OF ECONOMY Special Department for Privatization and Divestment Department for the Coordination and Governance of State-Owned Companies Additional Requirements - Independent Board Member Compliance with Decree 8,945 of December 27, 2016. According? 1. INDEPENDENCE - Decree 8.945/16, art. 36, paragraph 1 ( ) Yes( ) No I - has links with the state-owned company, or with the company in its state-owned conglomerate, except as regards participation in the Board of Directors of the parent company or participation in its share capital; ( ) Yes( ) No II – is a spouse or relative by blood or affinity or by adoption, up to the third degree, of Chief Executive Officer, Minister of State, Secretary of State, Federal District or Municipality or administrator of the state company or company of its state conglomerate. ( ) Yes( ) No III – has, for the past three (3) years, maintained a link of any kind with the State enterprise or its controllers which might compromise its independence; ( ) Yes( ) No IV – is or has been, for the past 3 (three) years, an employee or director of the state-owned enterprise, an enterprise in its state conglomerate or an affiliated enterprise; ( ) Yes( ) No V – is a direct or indirect supplier or purchaser of services or products of the State enterprise or its conglomerate company; ( ) Yes( ) No VI – is an employee or director of an undertaking or an entity which offers or solicits services or products from the State enterprise or from its State conglomerate. ( ) Yes( ) No VII – receives other remuneration from the state-owned company or from the company in its state conglomerate, in addition to that related to the position of director, except for the remuneration arising from participation in the company's capital. Notes: Members of the Board of Directors may hold office in the company's own Statutory Audit Committee, provided that they opt for the remuneration of a member of the said Committee (Decree 8,945/16, art. 38, paragraph 9). For the purposes of this article, directors elected by minority shareholders, but not those elected by employees, shall be considered independent (Decree 8,945/16, art. 36, paragraph 3). I declare that I am aware of the possible civil, administrative and criminal penalties that any false statements may entail. I declare that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used for the purpose of analyzing the requirements and prohibitions for investiture in the position of Board Member, as an independent member. Place and date Signature SEST/ME: atualizado em 11/12/2019. 61

GENERAL SHAREHOLDER’S MEETING PRESENTATION TO SHAREHOLDERS ITEM V ELECTION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS Dear Shareholders, The election of the Chairman of the Board of Directors, in accordance with the provisions of the Company's By-laws, will be approved during the General Shareholders’ Meeting. The controlling shareholder nominates Mr. Eduardo Bacellar Leal Ferreira as Chairman of the Board of Directors. Rio de Janeiro, March 20, 2020. Roberto Castello Branco CEO 62 GENERAL SHAREHOLDER’S MEETING PRESENTATION TO SHAREHOLDERS ITEM V ELECTION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS Dear Shareholders, The election of the Chairman of the Board of Directors, in accordance with the provisions of the Company's By-laws, will be approved during the General Shareholders’ Meeting. The controlling shareholder nominates Mr. Eduardo Bacellar Leal Ferreira as Chairman of the Board of Directors. Rio de Janeiro, March 20, 2020. Roberto Castello Branco CEO 62

GENERAL SHAREHOLDER’S MEETING PRESENTATION TO SHAREHOLDERS ITEM VI ELECTION OF MEMBERS TO THE FISCAL COUNCIL AND THEIR RESPECTIVE SUBSTITUTES Dear Shareholders, The election of the Fiscal Council Members and their respective substitutes, following the provisions set forth in the Company's Bylaws, shall be approved during this Ordinary General Meeting. The controlling shareholder nominates the following names to compose the Fiscal Council and respective substitutes: Agnes Maria de Aragão da Costa (alternate: Jairez Elói de Sousa Paulista); Sérgio Henrique Lopes de Sousa (alternate: Alan Sampaio Santos); José Franco Medeiros de Morais (alternate: Gildenora Batista Dantas Milhomem). Instructions for the appointment of the Fiscal Council Members are included in the Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Fiscal Council in this handbook. Please find attached the Appendix I regarding the data referring to the persons indicated above, following the items 12,5 to 12,10 of the “Formulário de Referência”(Art. 10 of CVM 481 Instruction). Rio de Janeiro, March 20, 2020. Roberto Castello Branco CEO 63 GENERAL SHAREHOLDER’S MEETING PRESENTATION TO SHAREHOLDERS ITEM VI ELECTION OF MEMBERS TO THE FISCAL COUNCIL AND THEIR RESPECTIVE SUBSTITUTES Dear Shareholders, The election of the Fiscal Council Members and their respective substitutes, following the provisions set forth in the Company's Bylaws, shall be approved during this Ordinary General Meeting. The controlling shareholder nominates the following names to compose the Fiscal Council and respective substitutes: Agnes Maria de Aragão da Costa (alternate: Jairez Elói de Sousa Paulista); Sérgio Henrique Lopes de Sousa (alternate: Alan Sampaio Santos); José Franco Medeiros de Morais (alternate: Gildenora Batista Dantas Milhomem). Instructions for the appointment of the Fiscal Council Members are included in the Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Fiscal Council in this handbook. Please find attached the Appendix I regarding the data referring to the persons indicated above, following the items 12,5 to 12,10 of the “Formulário de Referência”(Art. 10 of CVM 481 Instruction). Rio de Janeiro, March 20, 2020. Roberto Castello Branco CEO 63

PETROBRAS

ANNEX I

INFORMATION OF CANDIDATES APPOINTED BY THE CONTROLLING SHAREHOLDER FOR THE FISCAL COUNCIL MEMBER POSITION ON PETROBRAS

Name	Date of Birth	Management Body	Term of Office
CPF (Tax Number)	**Profession**	**Elective office held**	**No. of Consecutive Terms**
Agnes Maria de Aragão da Costa	02/01/1979	Fiscal Council	Until AGM 2021
080.909.187-94	Economist	Member of the FC (main)	0
Jairez Elói de Sousa Paulista	04/16/1954	Fiscal Council	Until AGM 2021
059.622.001-44	Administrator	Member of the FC (alternate)	0
Sérgio Henrique Lopes de Sousa	07/28/1966	Fiscal Council	Until AGM 2021
884.939.707-00	Naval Sciences	Member of the FC (main)	0
Alan Sampaio Santos	11/25/1962	Fiscal Council	Until AGM 2021
769.511.207-06	Lawyer	Member of the FC (alternate)	0
José Franco Medeiros de Morais	12/27/1969	Fiscal Council	Until AGM 2021
665.559.571-15	Economist	Member of the FC (main)	0
Gildenora Batista Dantas Milhomem	11/01/1966	Fiscal Council	Until AGM 2021
368.724.071-15	Accountant	Member of the FC (alternate)	0

Curriculum summary of the appointed persons:

Agnes Maria de Aragão da Costa Head of the Special Advisory on Regulatory Affairs, specializing in Energy and Mining Economies. She has been working at the Ministry of Mines and Energy for 15 years recommending and designing public policies. She holds a B.A. in Economic Sciences from the Federal University of Rio de Janeiro (UFRJ) and a master's degree in Energy from the University of São Paulo (USP). She holds a public official career as Specialist in Public Policy and

64

Government Management. She is a member of the Board of Directors of Norte Energia. She has been an alternate member of Petrobras' Fiscal Council since 2015. She had been a member of the Board of Directors of CEAL and CEPISA and a member of the Fiscal Council of Eletrobras. Jairez Elói de Sousa Paulista holds a B.A. in Management (specializing in Public Administration and Business Management), as well as in Data Processing (System Analysis). He holds a specialization in Human Resources Development and a master's degree in Public and Business Management - both from Fundação Getúlio Vargas (FGV) – and is pursuing a doctorate degree in Project Management. He has more than twenty-five years of activities as a University Professor and over thirty years performing technical and managerial activities, coordination, supervision and advisory, planning, budgeting and finance, logistics, organization, systems and methods, public ethics management, ombudsman-general and information systems, among others, acting in senior advisory and management positions at tactical and strategic levels. His experience acting as a member of Fiscal Councils includes Eletrobras and Eletronorte. Sérgio Henrique Lopes de Sousa, graduated in Naval Sciences from the Naval School, specializing in International Management and holds an MBA in Business Management from COPPEAD/UFRJ Institute. Holds a master’s degree in Production Engineering from Universidade Federal Fluminense (UFF). Holds a master’s of Science degree in “National Resource Strategy” by the National Defense University (NDU) in Washington, DC and Doctorate degree in Naval Sciences by the School of Naval Warfare. Captain of the Sea and War of the Navy Steward Corps, in addition to having served as Director and Deputy Director of administrative units, he has performed, for about 37 years of service for the Navy, multiple activities related to budgetary and financial planning and execution, logistics and internal control. He is Head of Special Internal Control Advisory at the Ministry of Mines and Energy, Member of the Fiscal Council of the Empresa Brasileira de Administração de Petróleo e Gás Natural S.A. – Pré-Sal Petróleo S.A. (PPSA). 65 Government Management. She is a member of the Board of Directors of Norte Energia. She has been an alternate member of Petrobras' Fiscal Council since 2015. She had been a member of the Board of Directors of CEAL and CEPISA and a member of the Fiscal Council of Eletrobras. Jairez Elói de Sousa Paulista holds a B.A. in Management (specializing in Public Administration and Business Management), as well as in Data Processing (System Analysis). He holds a specialization in Human Resources Development and a master's degree in Public and Business Management - both from Fundação Getúlio Vargas (FGV) – and is pursuing a doctorate degree in Project Management. He has more than twenty-five years of activities as a University Professor and over thirty years performing technical and managerial activities, coordination, supervision and advisory, planning, budgeting and finance, logistics, organization, systems and methods, public ethics management, ombudsman-general and information systems, among others, acting in senior advisory and management positions at tactical and strategic levels. His experience acting as a member of Fiscal Councils includes Eletrobras and Eletronorte. Sérgio Henrique Lopes de Sousa, graduated in Naval Sciences from the Naval School, specializing in International Management and holds an MBA in Business Management from COPPEAD/UFRJ Institute. Holds a master’s degree in Production Engineering from Universidade Federal Fluminense (UFF). Holds a master’s of Science degree in “National Resource Strategy” by the National Defense University (NDU) in Washington, DC and Doctorate degree in Naval Sciences by the School of Naval Warfare. Captain of the Sea and War of the Navy Steward Corps, in addition to having served as Director and Deputy Director of administrative units, he has performed, for about 37 years of service for the Navy, multiple activities related to budgetary and financial planning and execution, logistics and internal control. He is Head of Special Internal Control Advisory at the Ministry of Mines and Energy, Member of the Fiscal Council of the Empresa Brasileira de Administração de Petróleo e Gás Natural S.A. – Pré-Sal Petróleo S.A. (PPSA). 65

Alan Sampaio Santos holds a B.A. in Law, a B.S., in System Analysis by PUC/RJ, graduated as Artillery Officer by the Academia das Agulhas Negras and in Physical Education by the Army Physical Education School. Master in Defense, Security, Integral Defense and Integration, Institute of High Studies and National Defense - IAEDEN, Caracas/Venezuela, Master’s degree in Military Sciences - School of Command and General Staff of the Army and Master in Sports Training from Gama Filho University. Special Advisor to the Minister of Mines and Energy (2018/2019). Officer in the Army Commander’s Office (2004/2005 and 2013/2015). Head of the Public Relations Section of the Army’s Social Communication Center (2011). Social Communication Officer for the Brazilian Battalion in Haiti (2009). Commander of the 11th Field Artillery Group (2007/2008). Military Advisor to the United Nations, in East Timor (2006). José Franco Medeiros de Morais, economist, with an undergraduate and doctorate degrees from the University of Brasilia. Since 2001 he has been a public official (Federal Auditor of Finance and Control) of the National Treasury Secretariat of the Ministry of Economy, where he currently serves as Deputy Secretary of Public Debt. He was a Consultant in Public Debt Management, Capital Markets and Tax Risks at the World Bank and the IMF between 2008 and 2015. He has been a professor of Economics and Finance in MBA courses at IBMEC-DF, FGV-DF and ESAF-DF. He was a member of the Fiscal Councilsof the following companies: Engepron (2006 to 2008), BB- BI (2012 to 2014), BB Administradora de Cartões (2008 to 2012), BB-DTVM (2014 to 2017), TERRACAP (2016 to 2017), BNDESPar (2017 and 2018) and Petrobras (2019). Gildenora Batista Dantas Milhomem, accountant with a graduate degree in Public Administration - CIPAD, specialization level - EBAPE/Fundação Getúlio Vargas, completed in 2007, she is Federal Auditor of Finance and Control of the National Treasury Secretariat (vested and acting as of February 8, 1994). She has been serving as Deputy Secretary for Public Accounting of the NATIONAL TREASURY SECRETARIAT since 06/03/2015. She serves as a Member of the Advisory Group on Brazilian Public Accounting Technical Standards (GA NBC TSP), of the Federal Accounting Council, as a representative of the National Treasury Secretariat since 2015; Chairman of the Board of Directors of Fundação Assefaz (2016 to 2020); Member of the 66 Alan Sampaio Santos holds a B.A. in Law, a B.S., in System Analysis by PUC/RJ, graduated as Artillery Officer by the Academia das Agulhas Negras and in Physical Education by the Army Physical Education School. Master in Defense, Security, Integral Defense and Integration, Institute of High Studies and National Defense - IAEDEN, Caracas/Venezuela, Master’s degree in Military Sciences - School of Command and General Staff of the Army and Master in Sports Training from Gama Filho University. Special Advisor to the Minister of Mines and Energy (2018/2019). Officer in the Army Commander’s Office (2004/2005 and 2013/2015). Head of the Public Relations Section of the Army’s Social Communication Center (2011). Social Communication Officer for the Brazilian Battalion in Haiti (2009). Commander of the 11th Field Artillery Group (2007/2008). Military Advisor to the United Nations, in East Timor (2006). José Franco Medeiros de Morais, economist, with an undergraduate and doctorate degrees from the University of Brasilia. Since 2001 he has been a public official (Federal Auditor of Finance and Control) of the National Treasury Secretariat of the Ministry of Economy, where he currently serves as Deputy Secretary of Public Debt. He was a Consultant in Public Debt Management, Capital Markets and Tax Risks at the World Bank and the IMF between 2008 and 2015. He has been a professor of Economics and Finance in MBA courses at IBMEC-DF, FGV-DF and ESAF-DF. He was a member of the Fiscal Councilsof the following companies: Engepron (2006 to 2008), BB- BI (2012 to 2014), BB Administradora de Cartões (2008 to 2012), BB-DTVM (2014 to 2017), TERRACAP (2016 to 2017), BNDESPar (2017 and 2018) and Petrobras (2019). Gildenora Batista Dantas Milhomem, accountant with a graduate degree in Public Administration - CIPAD, specialization level - EBAPE/Fundação Getúlio Vargas, completed in 2007, she is Federal Auditor of Finance and Control of the National Treasury Secretariat (vested and acting as of February 8, 1994). She has been serving as Deputy Secretary for Public Accounting of the NATIONAL TREASURY SECRETARIAT since 06/03/2015. She serves as a Member of the Advisory Group on Brazilian Public Accounting Technical Standards (GA NBC TSP), of the Federal Accounting Council, as a representative of the National Treasury Secretariat since 2015; Chairman of the Board of Directors of Fundação Assefaz (2016 to 2020); Member of the 66

Fiscal Council of Petrobras Transporte S.A. - TRANSPETRO (since 2017) as representative of the National Treasury Secretariat. She served as a Member of the Supervisory Board of Empresa Gestora de Ativos - EMGEA, as a representative of the National Treasury Secretariat (2015 to 2017); and Member of the Fiscal Council of Empresa Brasileira de Administração de Petróleo e Gás Natural S.A. - Pré-Sal Petróleo S.A. - PPSA, as representative of the National Treasury Secretariat (2015 to 2018). According to statements by the nominees themselves, the candidates indicated above: • In the last 5 years, have not been subject to criminal convictions, convictions in administrative proceedings of the CVM or final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities. • They do not hold marital relationships, common-law marriages or any known relationships according to item 12.9 of the Reference Form. • In compliance with item 12.10 of the Reference Form, the following relationships of subordination, service rendering or control shall be reported in the last 3 fiscal years between the nominees and: a. company controlled, directly or indirectly, by Petrobras: Not applicable b. controller of Petrobras: (i) Ms. Agnes Maria de Aragão da Costa informed that she is subordinated to Petrobras' Controller, since: she is currently the Head of the Special Advisory in Regulatory Affairs of the MME's Executive Secretariat; and was between 2016/2018 Program Director of the MME (Ministry of Mines and Energy); (ii) Mr. Jairez Elói de Sousa Paulista reported having a relationship of subordination to the Controller of Petrobras: since 2018, he has been General Coordinator of Strategic Planning, Supervision and Management Evaluation of the Ministry of Mines and Energy; he was, between 2016/2017, Special Adviser to the Minister of Mines and Energy; (iii) Ms. Gildenora Batista Dantas Milhomem reported having a subordination relationship with the Controller of Petrobras, since: she is currently Subsecretary of Public Accounting of the Ministry of Economy, and; served between 2015/2017 as PPSA's Fiscal Counselor; (iv) Mr. Jose Franco Medeiros de Morais reported having a subordination relationship with the Controller of Petrobras, since: he is Federal Auditor of 67 Fiscal Council of Petrobras Transporte S.A. - TRANSPETRO (since 2017) as representative of the National Treasury Secretariat. She served as a Member of the Supervisory Board of Empresa Gestora de Ativos - EMGEA, as a representative of the National Treasury Secretariat (2015 to 2017); and Member of the Fiscal Council of Empresa Brasileira de Administração de Petróleo e Gás Natural S.A. - Pré-Sal Petróleo S.A. - PPSA, as representative of the National Treasury Secretariat (2015 to 2018). According to statements by the nominees themselves, the candidates indicated above: • In the last 5 years, have not been subject to criminal convictions, convictions in administrative proceedings of the CVM or final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities. • They do not hold marital relationships, common-law marriages or any known relationships according to item 12.9 of the Reference Form. • In compliance with item 12.10 of the Reference Form, the following relationships of subordination, service rendering or control shall be reported in the last 3 fiscal years between the nominees and: a. company controlled, directly or indirectly, by Petrobras: Not applicable b. controller of Petrobras: (i) Ms. Agnes Maria de Aragão da Costa informed that she is subordinated to Petrobras' Controller, since: she is currently the Head of the Special Advisory in Regulatory Affairs of the MME's Executive Secretariat; and was between 2016/2018 Program Director of the MME (Ministry of Mines and Energy); (ii) Mr. Jairez Elói de Sousa Paulista reported having a relationship of subordination to the Controller of Petrobras: since 2018, he has been General Coordinator of Strategic Planning, Supervision and Management Evaluation of the Ministry of Mines and Energy; he was, between 2016/2017, Special Adviser to the Minister of Mines and Energy; (iii) Ms. Gildenora Batista Dantas Milhomem reported having a subordination relationship with the Controller of Petrobras, since: she is currently Subsecretary of Public Accounting of the Ministry of Economy, and; served between 2015/2017 as PPSA's Fiscal Counselor; (iv) Mr. Jose Franco Medeiros de Morais reported having a subordination relationship with the Controller of Petrobras, since: he is Federal Auditor of 67

Finance and Control of the National Treasury Secretariat of the Ministry of Economy, currently acting as Subsersecretary of Public Debt; (v) Mr. Sérgio Henrique Lopes de Sousa is Special Advisor on Internal Control (Head of Advisory) of the AECI of the MME; (vi) Mr. Alan Sampaio Santos is Special Advisor to the Minister - MME. c. supplier, customer, debtor or creditor of Petrobras, its subsidiaries or controlling shareholder of any of these persons: (i) Ms. Agnes Maria de Aragão da Costa reported having a relationship of subordination with: Eletrobrás - Centrais Elétricas Brasileiras S.A, since she acted between 2016/2018 as Chairman of the Fiscal Council; Norte Energia S.A., since it has been acting as Board Member since July 2019; (ii) Mr. Jairez Elói de Sousa Paulista informed that he was Fiscal Counselor of Eletronorte - Centrais Elétricas do Norte do Brasil S/A; (iii) Mr. José Franco Medeiros de Morais informed that he was a Fiscal Counselor of BNDES Participações - BNDESPar; (iv) Ms. Gildenora Batista Dantas Milhomem informed that she is a member of the Transpetro Fiscal Council, from 2017 to the present date and was, from PPSA, from 2015 a 2018. • Ms. Agnes Maria de Aragão da Costa and Ms. Gildenora Batista Dantas Milhomem, and Mr. José Franco Medeiros de Morais and Mr. Sérgio Henrique Lopes de Sousa declared themselves not to be independent, the other candidates having declared that they meet the criteria of independence set forth in article 36, paragraph 1 of Decree no. 8,945/2016 and in the Corporate Governance Level 2 Listing Regulations. Such criteria are consolidated in the Annex III - Registration of Independence of Directors and Tax Authorities to the chapter on Verification of Legal and Statutory Requirements and Prohibitions required for Nomination of Petrobras' Fiscal Councilor The People’s Committee of the Petrobras Board of Directors, will verified the adherence of the nominees to the applicable requirements of Policy for the Appointment of Members of the Senior Management and Fiscal Council (“Indication Policy”). Before this Meeting, the minutes of the Committee that will examine these nominations will be available at Company's electronic address (http://www.petrobras.com.br/ri) under “Corporate Governance”, Shareholders' Meetings . 68 Finance and Control of the National Treasury Secretariat of the Ministry of Economy, currently acting as Subsersecretary of Public Debt; (v) Mr. Sérgio Henrique Lopes de Sousa is Special Advisor on Internal Control (Head of Advisory) of the AECI of the MME; (vi) Mr. Alan Sampaio Santos is Special Advisor to the Minister - MME. c. supplier, customer, debtor or creditor of Petrobras, its subsidiaries or controlling shareholder of any of these persons: (i) Ms. Agnes Maria de Aragão da Costa reported having a relationship of subordination with: Eletrobrás - Centrais Elétricas Brasileiras S.A, since she acted between 2016/2018 as Chairman of the Fiscal Council; Norte Energia S.A., since it has been acting as Board Member since July 2019; (ii) Mr. Jairez Elói de Sousa Paulista informed that he was Fiscal Counselor of Eletronorte - Centrais Elétricas do Norte do Brasil S/A; (iii) Mr. José Franco Medeiros de Morais informed that he was a Fiscal Counselor of BNDES Participações - BNDESPar; (iv) Ms. Gildenora Batista Dantas Milhomem informed that she is a member of the Transpetro Fiscal Council, from 2017 to the present date and was, from PPSA, from 2015 a 2018. • Ms. Agnes Maria de Aragão da Costa and Ms. Gildenora Batista Dantas Milhomem, and Mr. José Franco Medeiros de Morais and Mr. Sérgio Henrique Lopes de Sousa declared themselves not to be independent, the other candidates having declared that they meet the criteria of independence set forth in article 36, paragraph 1 of Decree no. 8,945/2016 and in the Corporate Governance Level 2 Listing Regulations. Such criteria are consolidated in the Annex III - Registration of Independence of Directors and Tax Authorities to the chapter on Verification of Legal and Statutory Requirements and Prohibitions required for Nomination of Petrobras' Fiscal Councilor The People’s Committee of the Petrobras Board of Directors, will verified the adherence of the nominees to the applicable requirements of Policy for the Appointment of Members of the Senior Management and Fiscal Council (“Indication Policy”). Before this Meeting, the minutes of the Committee that will examine these nominations will be available at Company's electronic address (http://www.petrobras.com.br/ri) under “Corporate Governance”, Shareholders' Meetings . 68

According to ICVMs 480 and 481, the table below shows the attendance of the members indicated in the meetings during the fiscal year of 2019: Fiscal Year 2019 (January to December) Total meetings held by the % of member's participation in Member of the FC respective body since the meetings held after the initial initial date of term of office date of term of office José Franco Medeiros de 17 94,12% Morais 69 According to ICVMs 480 and 481, the table below shows the attendance of the members indicated in the meetings during the fiscal year of 2019: Fiscal Year 2019 (January to December) Total meetings held by the % of member's participation in Member of the FC respective body since the meetings held after the initial initial date of term of office date of term of office José Franco Medeiros de 17 94,12% Morais 69

VERIFICATION OF LEGAL AND STATUTORY REQUIREMENTS AND PROHIBITIONS REQUIRED TO APPOINT A PETROBRAS’ FISCAL COUNCIL MEMBER The appointment of a member of the Fiscal Council of Petrobras and his alternate, whether by the controlling shareholder, the minority shareholder or the holders of preferred shares, must fully comply with the requirements and prohibitions imposed by the Corporation Law, Law No. 13,303 of June 30, 2016, Decree No. 8,945 of December 27, 2016, Petrobras' Bylaws and the Policy for the Appointment of Members of the Senior Management and Fiscal Council ( Appointment Policy ), failing which his appointment will not be granted. Pursuant to article 21-L of CVM Instruction No. 481 of December 17, 2009, recently amended by CVM Instruction No. 594/17, for nominations to be included in the voting ballot at a distance, they must be made by shareholders at least twenty-five (25) days before the date of the General Meeting. Under the terms of art. 21, paragraph 4 of the Bylaws, indications of candidates must be made no later than sixteen (16) working days before the date of the Ordinary General Meeting, i.e., no later than March 27, 2020, by submitting the Forms, included in the Annexes, duly completed, as well as attaching the documentation listed therein, in order to attest to compliance with the requirements. The nominations should be forwarded to the following e-mail addresses: indicacoes@petrobras.com.br and investidores@petrobras.com.br. Once all documentation has been received, the Committee of People ( COPE ), adapted in compliance with art. 64, paragraph 1 of Decree no. 8,945/2016, will analyze the information provided by the nominee, in accordance with the Form and supporting documentation, advising the shareholders on the compliance with the requirements and innocence of the prohibitions of the position established in Law no. 6,404/76, Law no. 13,303/16, Decree no. 8,945/16, the Bylaws and the Indication Policy. Exceptionally, indications made by the shareholders at a date later than sixteen (16) business days, and that do not have time for analysis by COPE, will be analyzed by the Secretary of the Meeting, as provided for in article 22, paragraph 4, of Decree No. 8,945/16. In the event that the Secretariat of the Assembly analyzes the requirements, the candidate's inauguration shall be conditional upon COPE analyzing the additional requirements set forth in Annex II and recommending approval by said Committee, as provided in item 4.6.5.1 of the Nomination Policy. 70VERIFICATION OF LEGAL AND STATUTORY REQUIREMENTS AND PROHIBITIONS REQUIRED TO APPOINT A PETROBRAS’ FISCAL COUNCIL MEMBER The appointment of a member of the Fiscal Council of Petrobras and his alternate, whether by the controlling shareholder, the minority shareholder or the holders of preferred shares, must fully comply with the requirements and prohibitions imposed by the Corporation Law, Law No. 13,303 of June 30, 2016, Decree No. 8,945 of December 27, 2016, Petrobras' Bylaws and the Policy for the Appointment of Members of the Senior Management and Fiscal Council ( Appointment Policy ), failing which his appointment will not be granted. Pursuant to article 21-L of CVM Instruction No. 481 of December 17, 2009, recently amended by CVM Instruction No. 594/17, for nominations to be included in the voting ballot at a distance, they must be made by shareholders at least twenty-five (25) days before the date of the General Meeting. Under the terms of art. 21, paragraph 4 of the Bylaws, indications of candidates must be made no later than sixteen (16) working days before the date of the Ordinary General Meeting, i.e., no later than March 27, 2020, by submitting the Forms, included in the Annexes, duly completed, as well as attaching the documentation listed therein, in order to attest to compliance with the requirements. The nominations should be forwarded to the following e-mail addresses: indicacoes@petrobras.com.br and investidores@petrobras.com.br. Once all documentation has been received, the Committee of People ( COPE ), adapted in compliance with art. 64, paragraph 1 of Decree no. 8,945/2016, will analyze the information provided by the nominee, in accordance with the Form and supporting documentation, advising the shareholders on the compliance with the requirements and innocence of the prohibitions of the position established in Law no. 6,404/76, Law no. 13,303/16, Decree no. 8,945/16, the Bylaws and the Indication Policy. Exceptionally, indications made by the shareholders at a date later than sixteen (16) business days, and that do not have time for analysis by COPE, will be analyzed by the Secretary of the Meeting, as provided for in article 22, paragraph 4, of Decree No. 8,945/16. In the event that the Secretariat of the Assembly analyzes the requirements, the candidate's inauguration shall be conditional upon COPE analyzing the additional requirements set forth in Annex II and recommending approval by said Committee, as provided in item 4.6.5.1 of the Nomination Policy. 70

Also according to item 4.6.5.2 of the Nomination Policy, if COPE does not recommend the approval of the candidate whose analysis of requirements was carried out in the form of item 4.6.5, the position will remain unfilled and a new general meeting will be convened to fill it. Annex I: Register of Fiscal Counselor of the Ministry of Economy; Annex II: Form - Registration of Additional Integrity Requirements for Fiscal Directors, Board of Directors, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Holders of the General Structure of Petrobras; Annex III: Registration of Independence of Directors and Fiscal Directors; Annex IV: CVM Statement and Law 13.303/2016; Annex V: Statement of Independence; Annex VI: Statement on Politically Exposed Person; and Annex VII: Items 12.5 to 12.10 of the Reference Form 71Also according to item 4.6.5.2 of the Nomination Policy, if COPE does not recommend the approval of the candidate whose analysis of requirements was carried out in the form of item 4.6.5, the position will remain unfilled and a new general meeting will be convened to fill it. Annex I: Register of Fiscal Counselor of the Ministry of Economy; Annex II: Form - Registration of Additional Integrity Requirements for Fiscal Directors, Board of Directors, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Holders of the General Structure of Petrobras; Annex III: Registration of Independence of Directors and Fiscal Directors; Annex IV: CVM Statement and Law 13.303/2016; Annex V: Statement of Independence; Annex VI: Statement on Politically Exposed Person; and Annex VII: Items 12.5 to 12.10 of the Reference Form 71

PETROBRAS

ANNEX I

MINISTRY OF ECONOMY
Special Department for Privatization and Divestment
Department of Coordination and Governance of State-Owned Companies

This registration must be signed and with an entry on all pages, scanned in a single file together with the documentation proving the qualifications informed in items 14 and 16.

FISCAL CONSELOR REGISTRATION (c)

Compliance with Law 13303 of June 30, 2016 and Decree 8945 of December 27, 2016.
Mandatory verification of legal and statutory requirements and prohibitions to appoint a State-Owned Company Supervisory Board member with gross operating revenue equal to or greater than R$ 90 million.

A. GENERAL DATA

1. Full name:		
2. CPF:	3. Date of Birth:	4. Sex: ( ) M ( ) F
5. Effective position:		
6. Commissioned function:	7. Código da função:	
8. Professional phone:	9. Personal phone:	
10. *Professional e-mail:*		
11. *Personal e-mail:*		
12. Company to which you were referred:		

B. REQUIREMENTS - Need for documentary evidence (items 14 and 16)

13. Are you a resident of Brazil? (art. 41, item I, of Decree 8,945/16)	( ) Yes ( ) No
14. Has an academic background compatible with the position for which he was appointed, including an undergraduate or graduate course recognized or accredited by the Ministry of Education?* (art. 41, item III and paragraph 1, of Decree 8,945/16) *Attach a copy of the undergraduate diploma (front and back) and/or copy of the graduate certificate (front and back) recognized or accredited by the Ministry of Education	( ) Yes ( ) No

72

15. What is the area of your academic background most adherent to the position for which you were nominated?* _____________________________________________________________________________ * Indicate only the main one. Examples: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course adherent to the area of operation of the company for which it was indicated. 16. Tick the professional experience below that you have: (art. 41, item III, of Decree 8.945/16) ( ) three years as a result of direct or indirect direction or advice in public administration* ( ) three years in the position of FISCAL CONSELOR or company director** *Present as supporting documents: • Appointment and dismissal acts (preferably SIAPE extract with the actual exercise count); or • Declaration of the company/body/institution; or • Records in workbook. ** A company director is understood to be the members of the Board of Directors and the Executive Board, in accordance with Article 145 of Law No. 6404/76, Article 16 of Law No. 13303/16, or Subsection VII of Article 2 of Decree No. 8,945/16. 17. It complies with the requirements of the State statute, which has been read and verified by the indicated: ( ) Yes ( ) No C. IRREPROACHABLE CONDUCT AND PROHIBITIONS Does it fit? 18. Decree 8,945/16, art. 29 and 41: ( ) Yes ( ) No I - is the representative of the regulatory body to which the state-owned company is subject? ( ) Yes ( ) No IV - is a statutory officer of a political party, even if a licensed one? ( ) Yes ( ) No IV - holds a mandate in the Legislature of any federative body, even if a licensed one? ( ) Yes ( ) No V (art. 41) - was a member of the board of directors of the state-owned company, of a subsidiary or a company of the same group in the last twenty-four months? ( ) Yes ( ) No V (art. 41) - is employed by the state-owned company, subsidiary company or a company of the same group? (does not apply to the employee of the state controlling company when there is no formally constituted economic group) ( ) Yes ( ) No V – (art. 41) is a spouse or relative to the third degree, of any manager of the state-owned company? ( ) Yes ( ) No IX - is a natural person who has entered into a contract or partnership, as supplier or buyer, claimant or offerer, of goods or services of any nature, with the Union, with the state-owned company itself or with one of its aggregate companies, in the three years prior to the date of its appointment? ( ) Yes ( ) No X - is a person who has or may have any form of conflict of interest with the political- administrative person controlling the state-owned company or with the state-owned company itself? Does it fit? 19. Supplementary Law no 64/1990, art. 1-I: Clean record ( ) Yes ( ) No a) is a person that can not take voter's title, or is illiterate; ( ) Yes ( ) No b) is a member of the National Congress, the Legislative Assembly, the Legislative 7315. What is the area of your academic background most adherent to the position for which you were nominated?* _____________________________________________________________________________ * Indicate only the main one. Examples: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course adherent to the area of operation of the company for which it was indicated. 16. Tick the professional experience below that you have: (art. 41, item III, of Decree 8.945/16) ( ) three years as a result of direct or indirect direction or advice in public administration* ( ) three years in the position of FISCAL CONSELOR or company director** *Present as supporting documents: • Appointment and dismissal acts (preferably SIAPE extract with the actual exercise count); or • Declaration of the company/body/institution; or • Records in workbook. ** A company director is understood to be the members of the Board of Directors and the Executive Board, in accordance with Article 145 of Law No. 6404/76, Article 16 of Law No. 13303/16, or Subsection VII of Article 2 of Decree No. 8,945/16. 17. It complies with the requirements of the State statute, which has been read and verified by the indicated: ( ) Yes ( ) No C. IRREPROACHABLE CONDUCT AND PROHIBITIONS Does it fit? 18. Decree 8,945/16, art. 29 and 41: ( ) Yes ( ) No I - is the representative of the regulatory body to which the state-owned company is subject? ( ) Yes ( ) No IV - is a statutory officer of a political party, even if a licensed one? ( ) Yes ( ) No IV - holds a mandate in the Legislature of any federative body, even if a licensed one? ( ) Yes ( ) No V (art. 41) - was a member of the board of directors of the state-owned company, of a subsidiary or a company of the same group in the last twenty-four months? ( ) Yes ( ) No V (art. 41) - is employed by the state-owned company, subsidiary company or a company of the same group? (does not apply to the employee of the state controlling company when there is no formally constituted economic group) ( ) Yes ( ) No V – (art. 41) is a spouse or relative to the third degree, of any manager of the state-owned company? ( ) Yes ( ) No IX - is a natural person who has entered into a contract or partnership, as supplier or buyer, claimant or offerer, of goods or services of any nature, with the Union, with the state-owned company itself or with one of its aggregate companies, in the three years prior to the date of its appointment? ( ) Yes ( ) No X - is a person who has or may have any form of conflict of interest with the political- administrative person controlling the state-owned company or with the state-owned company itself? Does it fit? 19. Supplementary Law no 64/1990, art. 1-I: Clean record ( ) Yes ( ) No a) is a person that can not take voter's title, or is illiterate; ( ) Yes ( ) No b) is a member of the National Congress, the Legislative Assembly, the Legislative 73

Chamber and the Town Councils, who has lost its mandate due to infringement of the provisions of sections I and II of art. 55 of the Federal Constitution, the equivalent provisions on loss of office of the State Constitutions and Organic Laws of Municipalities and the Federal District, for elections to be held during the remainder of the term for which he/she was elected and eight (8) years following at the end of the legislature? ( ) Yes ( ) No c) was Governor or Deputy Governor of State and the Federal District, Mayor or Deputy Mayor who lost his elective office due to violations of the provisions of the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remaining period and eight (8) years following the end of the term for which he/she was elected? ( ) Yes ( ) No d) has against him/her representation upheld by the Electoral Court, in a final decision or issued by a collegiate body, in the process of abuse determination of the economic or political power, for the election in which it competes or has been trained, as well as those performed in the eight (8) subsequent years? ( ) Yes ( ) No e) was criminally convicted in a final decision or issued by a judicial collegiate body, having been sentenced to the course of the period of eight (8) years after serving the sentence for the crimes below: 1. against popular economy, public faith, public administration and public property; 2. against private equity, the financial system, the capital market and provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law imposes deprivation of liberty; 5. abuse of authority, where there is condemnation to loss of office or disqualification for the exercise of civil service; 6. laundering or concealment of assets, rights and values; 7. traffic of narcotics and similar drugs, racism, torture, terrorism and heinous; 8. reduction to a condition analogous to slavery; 9. against life and sexual dignity; 10. committed by a criminal organization, gang or band; ( ) Yes ( ) No f) was declared unworthy of officership, or incompatible for a period of eight (8) years; ( ) Yes ( ) No g) had its accounts for the year of office or public functions rejected by irremediable irregularity constituting wrongful act of administrative misconduct, and unappealable decision of the competent body, unless it had been suspended or canceled by the Judiciary for the elections held in the eight (8) subsequent years, counted from the date of the decision, applying the provisions of item II of art. 71 of the Federal Constitution, to all the expenses supervisor, without excluding representatives who have acted in this condition? ( ) Yes ( ) No h) was officeholder in direct, indirect or foundational administration, benefiting themselves or others, for the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body, to the election in which he/she ran or has been trained, as well as those held in the eight (8) subsequent years? ( ) Yes ( ) No i) has held a position or function of management, administration or representation in credit, financing or insurance establishments that have been or are being filed in a judicial or extra judicial liquidation process within the 12 (twelve) months prior to the respective decree? ( ) Yes ( ) No j) was convicted in a final decision or issued by a collegiate body of the Electoral Court, for electoral corruption, illegal funding of suffrage, by donation, raising or unlawful spending of campaign funds or conduct prohibited to public officials in electoral campaigns that entail cancellation of registration or certificate for a period of eight (8) years from the date of the election? ( ) Yes ( ) No k) was President of the Republic, Governor of State and of the Federal District, Mayor, member of the National Congress, of the Legislative Assembly, the Legislative Chamber, Municipal Councils, who resigned his/her mandate as of the offering of representation or petition able to authorize the opening of proceedings due to infringement of the 74Chamber and the Town Councils, who has lost its mandate due to infringement of the provisions of sections I and II of art. 55 of the Federal Constitution, the equivalent provisions on loss of office of the State Constitutions and Organic Laws of Municipalities and the Federal District, for elections to be held during the remainder of the term for which he/she was elected and eight (8) years following at the end of the legislature? ( ) Yes ( ) No c) was Governor or Deputy Governor of State and the Federal District, Mayor or Deputy Mayor who lost his elective office due to violations of the provisions of the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remaining period and eight (8) years following the end of the term for which he/she was elected? ( ) Yes ( ) No d) has against him/her representation upheld by the Electoral Court, in a final decision or issued by a collegiate body, in the process of abuse determination of the economic or political power, for the election in which it competes or has been trained, as well as those performed in the eight (8) subsequent years? ( ) Yes ( ) No e) was criminally convicted in a final decision or issued by a judicial collegiate body, having been sentenced to the course of the period of eight (8) years after serving the sentence for the crimes below: 1. against popular economy, public faith, public administration and public property; 2. against private equity, the financial system, the capital market and provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law imposes deprivation of liberty; 5. abuse of authority, where there is condemnation to loss of office or disqualification for the exercise of civil service; 6. laundering or concealment of assets, rights and values; 7. traffic of narcotics and similar drugs, racism, torture, terrorism and heinous; 8. reduction to a condition analogous to slavery; 9. against life and sexual dignity; 10. committed by a criminal organization, gang or band; ( ) Yes ( ) No f) was declared unworthy of officership, or incompatible for a period of eight (8) years; ( ) Yes ( ) No g) had its accounts for the year of office or public functions rejected by irremediable irregularity constituting wrongful act of administrative misconduct, and unappealable decision of the competent body, unless it had been suspended or canceled by the Judiciary for the elections held in the eight (8) subsequent years, counted from the date of the decision, applying the provisions of item II of art. 71 of the Federal Constitution, to all the expenses supervisor, without excluding representatives who have acted in this condition? ( ) Yes ( ) No h) was officeholder in direct, indirect or foundational administration, benefiting themselves or others, for the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body, to the election in which he/she ran or has been trained, as well as those held in the eight (8) subsequent years? ( ) Yes ( ) No i) has held a position or function of management, administration or representation in credit, financing or insurance establishments that have been or are being filed in a judicial or extra judicial liquidation process within the 12 (twelve) months prior to the respective decree? ( ) Yes ( ) No j) was convicted in a final decision or issued by a collegiate body of the Electoral Court, for electoral corruption, illegal funding of suffrage, by donation, raising or unlawful spending of campaign funds or conduct prohibited to public officials in electoral campaigns that entail cancellation of registration or certificate for a period of eight (8) years from the date of the election? ( ) Yes ( ) No k) was President of the Republic, Governor of State and of the Federal District, Mayor, member of the National Congress, of the Legislative Assembly, the Legislative Chamber, Municipal Councils, who resigned his/her mandate as of the offering of representation or petition able to authorize the opening of proceedings due to infringement of the 74 provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Municipality Law for the elections held during the remainder of the term for which he/she was elected and eight (8) years following the end of the legislature? ( ) Yes ( ) No l) was sentenced to the suspension of political rights, in a final decision or issued by a judicial collegiate body, for felonious act of administrative impropriety resulting in injury to public property and illicit enrichment, as of the conviction or final judgment until 8 (eight) years after serving the sentence? ( ) Yes ( ) No m) was excluded from exercise of his/her profession, by penalty decision of the competent professional body, due to ethical and professional offense for a period of eight (8) years, unless the act has been annulled or suspended by the Judiciary? ( ) Yes ( ) No n) was sentenced in final judgment or issued by a judicial collegiate body, because of breaking marital bond or common-law marriage, or pretended to do so, to avoid characterization of ineligibility for a period of eight (8) years after the decision recognizing the fraud? ( ) Yes ( ) No o) was dismissed from the public service due to administrative or judicial proceedings for a period of eight (8) years from the decision, unless the act has been suspended or canceled by the Judiciary? ( ) Yes ( ) No p) is an individual or officer of a legal entity responsible for electoral donations taken as illegal by a final decision or issued by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision? ( ) Yes ( ) No q) is magistrate or member of the Prosecution Office compulsorily retired by penalty decision, which has lost over by judgment or has requested dismissal or voluntary retirement pending administrative disciplinary proceedings for a period of eight (8) years? Does it fit? 20. Law 6,404/76, art. 147: Corporate Law ( ) Yes ( ) No Paragraph 1 - is a person prevented by special law or convicted for bankruptcy crime, forfeit, bribery, graft, embezzlement, against popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public offices? ( ) Yes ( ) No Paragraph 2 - is a person declared disqualified by an act of the Securities and Exchange Commission?* * CVM website, in the link Sanctioning Action - Advanced Search ( ) Yes ( ) No Paragraph 3 (...): I - takes position in a company that may be considered competitors in the market, in particular, on advisory, management or FISCAL COUNCILs? ( ) Yes ( ) No Paragraph 3 (...): II - has conflicting interests with the company? 21. Estatuto social e TCU: Se enquadra? ( ) Yes ( ) No a) fits into any fence provided for in the company's bylaws? ( ) Yes ( ) No b) is included in the list of persons responsible to whom the Court of Auditors of the Union - TCU has declared Irregular, Innocent and Disabled? * TCU website, in the link Services and Consultations - Irregular, Inactive and Disabled I am aware that the following situations constitute a conflict of interest in the exercise of office or employment within the Federal Executive Branch, as set forth in Article 5 of Law 12,813/13: I - disclose or make use of inside information, for one's own benefit or for that of a third party, obtained through the activities performed; 75provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Municipality Law for the elections held during the remainder of the term for which he/she was elected and eight (8) years following the end of the legislature? ( ) Yes ( ) No l) was sentenced to the suspension of political rights, in a final decision or issued by a judicial collegiate body, for felonious act of administrative impropriety resulting in injury to public property and illicit enrichment, as of the conviction or final judgment until 8 (eight) years after serving the sentence? ( ) Yes ( ) No m) was excluded from exercise of his/her profession, by penalty decision of the competent professional body, due to ethical and professional offense for a period of eight (8) years, unless the act has been annulled or suspended by the Judiciary? ( ) Yes ( ) No n) was sentenced in final judgment or issued by a judicial collegiate body, because of breaking marital bond or common-law marriage, or pretended to do so, to avoid characterization of ineligibility for a period of eight (8) years after the decision recognizing the fraud? ( ) Yes ( ) No o) was dismissed from the public service due to administrative or judicial proceedings for a period of eight (8) years from the decision, unless the act has been suspended or canceled by the Judiciary? ( ) Yes ( ) No p) is an individual or officer of a legal entity responsible for electoral donations taken as illegal by a final decision or issued by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision? ( ) Yes ( ) No q) is magistrate or member of the Prosecution Office compulsorily retired by penalty decision, which has lost over by judgment or has requested dismissal or voluntary retirement pending administrative disciplinary proceedings for a period of eight (8) years? Does it fit? 20. Law 6,404/76, art. 147: Corporate Law ( ) Yes ( ) No Paragraph 1 - is a person prevented by special law or convicted for bankruptcy crime, forfeit, bribery, graft, embezzlement, against popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public offices? ( ) Yes ( ) No Paragraph 2 - is a person declared disqualified by an act of the Securities and Exchange Commission?* * CVM website, in the link Sanctioning Action - Advanced Search ( ) Yes ( ) No Paragraph 3 (...): I - takes position in a company that may be considered competitors in the market, in particular, on advisory, management or FISCAL COUNCILs? ( ) Yes ( ) No Paragraph 3 (...): II - has conflicting interests with the company? 21. Estatuto social e TCU: Se enquadra? ( ) Yes ( ) No a) fits into any fence provided for in the company's bylaws? ( ) Yes ( ) No b) is included in the list of persons responsible to whom the Court of Auditors of the Union - TCU has declared Irregular, Innocent and Disabled? * TCU website, in the link Services and Consultations - Irregular, Inactive and Disabled I am aware that the following situations constitute a conflict of interest in the exercise of office or employment within the Federal Executive Branch, as set forth in Article 5 of Law 12,813/13: I - disclose or make use of inside information, for one's own benefit or for that of a third party, obtained through the activities performed; 75

II - to engage in an activity involving the provision of services or the maintenance of a business relationship with an individual or legal entity which has an interest in the decision of the public agent or collegiate in which he or she participates; III - carry out, directly or indirectly, an activity which, by reason of its nature, is incompatible with the duties of the position or employment, including activities in related areas or matters; IV - act, even if informally, as attorney, consultant, advisor or intermediary of private interests in the organs or entities of the direct or indirect public administration of any of the Powers of the Union, the States, the Federal District and the Municipalities; V - perform an act in the interest of a legal entity in which the public agent, his spouse, partner or relatives, inbreeding or related, in a straight or collateral line, up to the third degree, participates, and which may be benefited by him or influence his management acts; VI - receive a gift from anyone having an interest in the decision of the public official or collegiate in which he or she participates outside the limits and conditions laid down in the regulations; and VII - to render services, even if occasional, to the company whose activity is controlled, supervised or regulated by the entity to which the public agent is linked. Aware of the possible civil, administrative and criminal penalties, which any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Committee for Analysis of Requirements, Sealing and Evaluation. Place and date Signature of the Nominee 76II - to engage in an activity involving the provision of services or the maintenance of a business relationship with an individual or legal entity which has an interest in the decision of the public agent or collegiate in which he or she participates; III - carry out, directly or indirectly, an activity which, by reason of its nature, is incompatible with the duties of the position or employment, including activities in related areas or matters; IV - act, even if informally, as attorney, consultant, advisor or intermediary of private interests in the organs or entities of the direct or indirect public administration of any of the Powers of the Union, the States, the Federal District and the Municipalities; V - perform an act in the interest of a legal entity in which the public agent, his spouse, partner or relatives, inbreeding or related, in a straight or collateral line, up to the third degree, participates, and which may be benefited by him or influence his management acts; VI - receive a gift from anyone having an interest in the decision of the public official or collegiate in which he or she participates outside the limits and conditions laid down in the regulations; and VII - to render services, even if occasional, to the company whose activity is controlled, supervised or regulated by the entity to which the public agent is linked. Aware of the possible civil, administrative and criminal penalties, which any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Committee for Analysis of Requirements, Sealing and Evaluation. Place and date Signature of the Nominee 76

ANNEX II FORM Registration of Additional Integrity Requirements Applicable to nominations for Fiscal Directors, Board of Directors, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Holders of the General Structure of Petrobras INFORMATION OF THE POSITION INTENDED POSITION INTENDED: COMPANY: ASSIGNMENT OF POSITION: STATUTORY MANDATE☐ MANAGEMENT FUNCTION☐ OTHERS☐ CANDIDATE INFORMATION NAME: Enrollment number: CPF: Marital Status: ID no: Date of issue/Issuing agency: Date of birth: Natural of (City/State): Father’s name: Mother’s name: Responsible for appointment¹: Care of²: ¹ Field for the use of Petrobras nominees. ² Field for the use of Petrobras nominees, and the name, function and key of the person authorized to receive the report must be filled in and follow up the flow with the responsible bodies. We 77ANNEX II FORM Registration of Additional Integrity Requirements Applicable to nominations for Fiscal Directors, Board of Directors, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Holders of the General Structure of Petrobras INFORMATION OF THE POSITION INTENDED POSITION INTENDED: COMPANY: ASSIGNMENT OF POSITION: STATUTORY MANDATE☐ MANAGEMENT FUNCTION☐ OTHERS☐ CANDIDATE INFORMATION NAME: Enrollment number: CPF: Marital Status: ID no: Date of issue/Issuing agency: Date of birth: Natural of (City/State): Father’s name: Mother’s name: Responsible for appointment¹: Care of²: ¹ Field for the use of Petrobras nominees. ² Field for the use of Petrobras nominees, and the name, function and key of the person authorized to receive the report must be filled in and follow up the flow with the responsible bodies. We 77

PETROBRAS

emphasize that the delegate will receive personal and non-transferable password to access the contents of the report. It is up to him to ensure the security of the information.

Additional Integrity Requirements	
I) Clean record - CPF	
Has a CPF with "Null" status in the Federal Revenue database	( ) Yes ( ) No
II) Business Participation	
Has a relevant corporate interest in limited companies (article 1,099 of the Civil Code) and private corporation (article 243, §§ 4 and 5 of Law 6,404/76), which are included in Petrobras' register and which have been transacted in the condition of Supplier, client, sponsored entity, consortium or joint venture, with Petrobras, its subsidiaries, subsidiaries and affiliates, within the last 3 (three) years.	( ) Yes ( ) No
Has been in control or participated in a statutory body of a legal entity in judicial, bankrupt or insolvent recovery, within a period of five (5) years prior to the date of its election or appointment, except as a liquidator, commissioner or judicial administrator.	( ) Yes ( ) No
III) History of Internal Investigation / Disciplinary Sanctions detailed in Employee Registration Form	
Has been included in the system of consequence under the Petrobras System or has suffered labor or administrative penalty in another legal person of public or private law in the last three (3) years as a result of internal investigations, when applicable.	( ) Yes ( ) No
Has a serious misconduct related to noncompliance with the Code of Ethics, Guide to Conduct, Manual of the Petrobras Program for Prevention of Corruption or other internal regulations related in the last 3 (three) years, when applicable.	( ) Yes ( ) No
IV) Audit Highlights:	
Is responsible for non-conformities indicated in quarterly Internal Audit reports that are pending regularization for more than 2 years.	( ) Yes ( ) No
V) Commercial and financial issues:	

78

PETROBRAS

It has pending financial issues that have been object of protest or inclusion in official registries of defaulters, unless they are regularized or if they are under judicial discussion or through a consumer protection agency on the date of the nomination.	( ) Yes ( ) No
It has federal, state or municipal tax debit, unless it is in judicial or administrative discussion on the date of the nomination.	( ) Yes ( ) No
VI) Judicial and/or administrative proceedings:	
Was convicted, in second instance, in criminal proceedings, in Brazil or abroad, related to the activity to be performed.	( ) Yes ( ) No
Has against itself judicial proceedings, in Brazil or abroad, with unfavorable judgment in second instance, in any sphere other than criminal, since related to the activity to be performed.	( ) Yes ( ) No
Has been fined in a final decision in the scope of external control, regulation and control organs in the last 5 years.	( ) Yes ( ) No
VII) Indication in positions on Boards of Directors or Tax Board of the subsidiaries, controlled companies and affiliates of Petrobras	
Currently holds 3 or more positions on Boards of Directors or Tax Boards of Petrobras (a) subsidiaries, controlled and affiliated companies(a)? Indicate the companies and if any is in liquidation:	( ) Yes ( ) No
Currently receives compensation in two (2) of the Board of Directors or Tax Board of Petrobras' subsidiaries, controlled and affiliated companies(a)?	( ) Yes ( ) No

[a] Each nominee may only attend, at the same time, up to three (3) Boards of Directors or Tax Boards of Petrobras subsidiaries, controlled companies and affiliates, and the indication for remunerated participation in more than two (2) of these Boards is prohibited. This prohibition does not apply when the person is in administration or tax position in companies, subsidiaries, controlled or affiliated of Petrobras, in liquidation.

Attached documents to prove the additional requirements:	
Requirements	**Means of verification**
Commercial and financial penalties and judicial and/or administrative proceedings	• Petrobras may request the submission of additional documents if it finds any incompatibility in the self-declaration of the indication or during the process of verifying the conformity of the indication.
Identification documents	• Copy of CPF and ID card

79

• Copy of Marriage Certificate Tax debts (federal, state or municipal) • Negative or positive certificates with negative effects of federal, state and municipal tax debts of your residence in the last 5 (five) years. Aware of the possible civil, administrative and penal penalties that any false statements may entail, I affirm that the information provided and the attached proofs are accurate, true and without any kind of erasure, and can be used by the Nomination, Remuneration and Succession Committee. ______________________ _________________________________ Place and date Signature of the Nominee 80• Copy of Marriage Certificate Tax debts (federal, state or municipal) • Negative or positive certificates with negative effects of federal, state and municipal tax debts of your residence in the last 5 (five) years. Aware of the possible civil, administrative and penal penalties that any false statements may entail, I affirm that the information provided and the attached proofs are accurate, true and without any kind of erasure, and can be used by the Nomination, Remuneration and Succession Committee. ______________________ _________________________________ Place and date Signature of the Nominee 80

ANNEX III REGISTRY OF INDEPENDENCE OF BOARD OF DIRECTORS AND FISCAL COUNCIL MEMBERS Personal Information and Contact Full name: ID: Issuer: Issuing date: Tax ID (CPF): Independence Criteria for Board Members (Article 36, paragraph 1 of Decree No. 8945/16) I - does he/she have a relationship with Petrobras or its subsidiaries domiciled in Brazil, except for participation in a Petrobras' Board of ( ) Yes ( ) No Directors or participation in its share capital? II - is he/she a spouse or consanguineous relative or by adoption, up to the third degree, of a head of the Executive Government, Minister of State, Secretary of State, Federal District or Municipality or ( ) Yes ( ) No officer of Petrobras or its subsidiaries based in Brazil? III - has he/she maintained, in the last three years, any type of bond with Petrobras or its controllers, which could jeopardize his/her independence? ( ) Yes ( ) No IV - is he/she or has he/she been, in the last three years, employed or Officer of Petrobras, its subsidiaries based in Brazil or its affiliates? ( ) Yes ( ) No V - is he/she a direct or indirect supplier or buyer of services or products of Petrobras or its subsidiaries based in Brazil? ( ) Yes ( ) No VI - is he/she an employee or officer of a company or entity that offers or demands services or products to/from Petrobras or its subsidiaries based ( ) Yes ( ) No in Brazil? VII - does he/she receive another compensation from Petrobras or its subsidiaries based in Brazil, in addition to that related to the position of ( ) Yes ( ) No Board Member, except for the compensation resulting from interest in the company's share capital? Being aware of potential civil, administrative and criminal penalties that any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Nomination, Compensation and Succession Committee. [place], [date]. ____________________________________ [name] Director (a) Fiscal 81ANNEX III REGISTRY OF INDEPENDENCE OF BOARD OF DIRECTORS AND FISCAL COUNCIL MEMBERS Personal Information and Contact Full name: ID: Issuer: Issuing date: Tax ID (CPF): Independence Criteria for Board Members (Article 36, paragraph 1 of Decree No. 8945/16) I - does he/she have a relationship with Petrobras or its subsidiaries domiciled in Brazil, except for participation in a Petrobras' Board of ( ) Yes ( ) No Directors or participation in its share capital? II - is he/she a spouse or consanguineous relative or by adoption, up to the third degree, of a head of the Executive Government, Minister of State, Secretary of State, Federal District or Municipality or ( ) Yes ( ) No officer of Petrobras or its subsidiaries based in Brazil? III - has he/she maintained, in the last three years, any type of bond with Petrobras or its controllers, which could jeopardize his/her independence? ( ) Yes ( ) No IV - is he/she or has he/she been, in the last three years, employed or Officer of Petrobras, its subsidiaries based in Brazil or its affiliates? ( ) Yes ( ) No V - is he/she a direct or indirect supplier or buyer of services or products of Petrobras or its subsidiaries based in Brazil? ( ) Yes ( ) No VI - is he/she an employee or officer of a company or entity that offers or demands services or products to/from Petrobras or its subsidiaries based ( ) Yes ( ) No in Brazil? VII - does he/she receive another compensation from Petrobras or its subsidiaries based in Brazil, in addition to that related to the position of ( ) Yes ( ) No Board Member, except for the compensation resulting from interest in the company's share capital? Being aware of potential civil, administrative and criminal penalties that any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the Nomination, Compensation and Succession Committee. [place], [date]. ____________________________________ [name] Director (a) Fiscal 81

ANNEX IV DECLARATION In compliance with the provisions of Instruction No. 367 of May 29, 2002, of the Securities Commission, as well as with the provisions of Law No. 13303/2016, I, the undersigned, declare, under the penalties of the law: I - I am not impeded or incorrect in the prohibitions established by special law, including Law 13.303/2016, and I am not condemned for bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty that sees, even if temporarily, access to public positions, as provided in paragraph 1 of article 147 of Law 6.404/76; II - I am not condemned to the penalty of suspension or temporary disqualification applied by the Securities and Exchange Commission, which renders me ineligible for management positions in a publicly-held company, as established in paragraph 2 of article 147 of Law No. 6404/76; III - meeting the requirement of unblemished reputation established by paragraph 3 of Article 147 of Law No. 6404/76; IV - I do not hold a position in a company that may be considered a competitor of the Company, and I do not have, nor do I represent, an interest conflicting with that of the Company, pursuant to items I and II of Paragraph 3 of Article 147 of Law 6,404/76. [place], [date]. ____________________________________ [name] 82ANNEX IV DECLARATION In compliance with the provisions of Instruction No. 367 of May 29, 2002, of the Securities Commission, as well as with the provisions of Law No. 13303/2016, I, the undersigned, declare, under the penalties of the law: I - I am not impeded or incorrect in the prohibitions established by special law, including Law 13.303/2016, and I am not condemned for bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty that sees, even if temporarily, access to public positions, as provided in paragraph 1 of article 147 of Law 6.404/76; II - I am not condemned to the penalty of suspension or temporary disqualification applied by the Securities and Exchange Commission, which renders me ineligible for management positions in a publicly-held company, as established in paragraph 2 of article 147 of Law No. 6404/76; III - meeting the requirement of unblemished reputation established by paragraph 3 of Article 147 of Law No. 6404/76; IV - I do not hold a position in a company that may be considered a competitor of the Company, and I do not have, nor do I represent, an interest conflicting with that of the Company, pursuant to items I and II of Paragraph 3 of Article 147 of Law 6,404/76. [place], [date]. ____________________________________ [name] 82

ANNEX V DECLARATION OF INDEPENDENCE (Article 36, Paragraph 1 of Decree No. 8.945/16 and Rules of Corporate Governance Level 2 Listing) In compliance with the provisions of Instruction No. 480 of December 7, 2009 and further amendments by the Securities and Exchange Commission, we request answering the following questions: I - do you have a relationship with Petrobras, or its subsidiaries based in Brazil, except for the participation in Petrobras' Board of Directors or participation in its capital stock? ( ) yes ( ) no II - have you had, in the last three (3) years, a bond of any kind with Petrobras or the Federal Administration that could jeopardize your independence, except for the participation in its capital stock? ( ) yes ( ) no III - are you a spouse or consanguineous relative or related, or by adoption, up to the third degree, of a head of the Executive Administration, Minister of State or Secretary of Public Controller, Secretary of State, Federal District or City, or a manager of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no IV - do you maintain, or have you maintained, in the last three years, a relationship of any nature with Petrobras, its Controlling Shareholder or entity related to the individuals listed in section III above, that could compromise your independence? (individuals bound to public educational and/or research institutions are not included in this restriction) ( ) yes ( ) no V - are you or have you been, for the last three (3) years, an employee or officer of Petrobras, the Controlling Shareholder, its subsidiaries or its affiliates? ( ) yes ( ) no VI - Are you a direct or indirect supplier or buyer of services and/or products of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VII - are you an employee or manager of a company or entity that offers or procures services or products to/from Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VIII - do you receive any other compensation from Petrobras, or its subsidiaries based in Brazil, in addition to the one related to the position of Board Member, except for the compensation resulting from participation in the company's capital? ( ) yes ( ) no 83ANNEX V DECLARATION OF INDEPENDENCE (Article 36, Paragraph 1 of Decree No. 8.945/16 and Rules of Corporate Governance Level 2 Listing) In compliance with the provisions of Instruction No. 480 of December 7, 2009 and further amendments by the Securities and Exchange Commission, we request answering the following questions: I - do you have a relationship with Petrobras, or its subsidiaries based in Brazil, except for the participation in Petrobras' Board of Directors or participation in its capital stock? ( ) yes ( ) no II - have you had, in the last three (3) years, a bond of any kind with Petrobras or the Federal Administration that could jeopardize your independence, except for the participation in its capital stock? ( ) yes ( ) no III - are you a spouse or consanguineous relative or related, or by adoption, up to the third degree, of a head of the Executive Administration, Minister of State or Secretary of Public Controller, Secretary of State, Federal District or City, or a manager of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no IV - do you maintain, or have you maintained, in the last three years, a relationship of any nature with Petrobras, its Controlling Shareholder or entity related to the individuals listed in section III above, that could compromise your independence? (individuals bound to public educational and/or research institutions are not included in this restriction) ( ) yes ( ) no V - are you or have you been, for the last three (3) years, an employee or officer of Petrobras, the Controlling Shareholder, its subsidiaries or its affiliates? ( ) yes ( ) no VI - Are you a direct or indirect supplier or buyer of services and/or products of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VII - are you an employee or manager of a company or entity that offers or procures services or products to/from Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VIII - do you receive any other compensation from Petrobras, or its subsidiaries based in Brazil, in addition to the one related to the position of Board Member, except for the compensation resulting from participation in the company's capital? ( ) yes ( ) no 83

S T A T E M E N T DECLARE for the appropriate purposes that: ( ) YES I am an Independent Board Member, in accordance with the criteria listed above and set forth in art. 36, §1 of Decree no. 8,945, of December 27, 2016, and in the Corporate Governance Level 2 Listing Regulations. ( ) NO I am an Independent Board Member, in accordance with the criteria listed above and set forth in art. 36, §1 of Decree no. 8,945, of December 27, 2016, and in the Corporate Governance Level 2 Listing Regulations. [place], [date]. ____________________________________ [name] Board Member (a) of Directors 84S T A T E M E N T DECLARE for the appropriate purposes that: ( ) YES I am an Independent Board Member, in accordance with the criteria listed above and set forth in art. 36, §1 of Decree no. 8,945, of December 27, 2016, and in the Corporate Governance Level 2 Listing Regulations. ( ) NO I am an Independent Board Member, in accordance with the criteria listed above and set forth in art. 36, §1 of Decree no. 8,945, of December 27, 2016, and in the Corporate Governance Level 2 Listing Regulations. [place], [date]. ____________________________________ [name] Board Member (a) of Directors 84

ANNEX VI DECLARATION ON POLITICALLY EXPOSED PERSON Definition of Politically Exposed Persons (PEP) as per Article 3-B of CVM Instruction 301/99, added by CVM Instruction 463/08: Art. 3-B For the purposes of this Instruction it is considered: I – politically exposed person who holds or has held, in the last 5 (five) years, relevant positions, jobs or public functions, in Brazil or other foreign countries, territories and dependencies, as well as their representatives, family members and other persons of their close relationship; II – relevant position, employment or civil service held by heads of state and government, high level politicians, high level public officials, magistrates or military personnel, leaders of public enterprises or leaders of political parties; and III – family members of the politically exposed person, their relatives, in the direct line, up to the first degree, as well as the spouse, partner and stepson. Paragraph 1 The period of five (5) years referred to in subsection I must be counted retroactively from the date of commencement of the business relationship or from the date on which the client became a politically exposed person. Paragraph 2 Without prejudice to the definition in item I of the caption of this article, politically exposed persons are considered in Brazil: I - the holders of elective offices of the Executive and Legislative Powers of the Union; II - those holding office in the executive branch of the Union: a) a Minister of State or equivalent; b) of a special nature or equivalent; c) of a presidente, vice-president and director, or equivalent, of municipalities, public foundations, public undertakings ou semi-public companies; or d) senior management and advisory group - DAS, level 6, e equivalents. III- the members of the National Council of Justice, the Federal Supreme Court and the higher courts; IV - the members of the National Council of Public Prosecutors, the Attorney General of the Republic, the Deputy Attorney General of the Republic, the Labour Attorney General, the Military Attorney General, the Deputy Attorneys General of the Republic and the Attorneys General of the States and the Federal District;; 85ANNEX VI DECLARATION ON POLITICALLY EXPOSED PERSON Definition of Politically Exposed Persons (PEP) as per Article 3-B of CVM Instruction 301/99, added by CVM Instruction 463/08: Art. 3-B For the purposes of this Instruction it is considered: I – politically exposed person who holds or has held, in the last 5 (five) years, relevant positions, jobs or public functions, in Brazil or other foreign countries, territories and dependencies, as well as their representatives, family members and other persons of their close relationship; II – relevant position, employment or civil service held by heads of state and government, high level politicians, high level public officials, magistrates or military personnel, leaders of public enterprises or leaders of political parties; and III – family members of the politically exposed person, their relatives, in the direct line, up to the first degree, as well as the spouse, partner and stepson. Paragraph 1 The period of five (5) years referred to in subsection I must be counted retroactively from the date of commencement of the business relationship or from the date on which the client became a politically exposed person. Paragraph 2 Without prejudice to the definition in item I of the caption of this article, politically exposed persons are considered in Brazil: I - the holders of elective offices of the Executive and Legislative Powers of the Union; II - those holding office in the executive branch of the Union: a) a Minister of State or equivalent; b) of a special nature or equivalent; c) of a presidente, vice-president and director, or equivalent, of municipalities, public foundations, public undertakings ou semi-public companies; or d) senior management and advisory group - DAS, level 6, e equivalents. III- the members of the National Council of Justice, the Federal Supreme Court and the higher courts; IV - the members of the National Council of Public Prosecutors, the Attorney General of the Republic, the Deputy Attorney General of the Republic, the Labour Attorney General, the Military Attorney General, the Deputy Attorneys General of the Republic and the Attorneys General of the States and the Federal District;; 85

V - the Members of the Court of Auditors of the Union and the Public Prosecutor at the Court of Auditors of the Union; VI - the State and Federal District Governors, the Presidents of the Court of Justice, the Legislative Assembly and the District Chamber and the Presidents of the Court and the Council of Accounts of States, Municipalities and the Federal District; and VII - the mayors and mayors of state capitals. S T A T E M E N T DECLARE for the appropriate purposes that: NO, I am NOT a Politically Exposed Person, under the terms of Article 3-B of CVM Instruction 301/99, added by CVM Instruction 463/08, as I do not fit into any of the situations that characterize EPP. YES, I am a Politically Exposed Person, under the terms of Article 3-B of CVM Instruction 301/99, added by CVM Instruction 463/08. Mandate Exercised at Petrobras Duration AND/OR Name of Politically Exposed Person Nature of Relationship [city], [day] of [month] of 2020. ______________________________________________ [SIGNATURE] 86V - the Members of the Court of Auditors of the Union and the Public Prosecutor at the Court of Auditors of the Union; VI - the State and Federal District Governors, the Presidents of the Court of Justice, the Legislative Assembly and the District Chamber and the Presidents of the Court and the Council of Accounts of States, Municipalities and the Federal District; and VII - the mayors and mayors of state capitals. S T A T E M E N T DECLARE for the appropriate purposes that: NO, I am NOT a Politically Exposed Person, under the terms of Article 3-B of CVM Instruction 301/99, added by CVM Instruction 463/08, as I do not fit into any of the situations that characterize EPP. YES, I am a Politically Exposed Person, under the terms of Article 3-B of CVM Instruction 301/99, added by CVM Instruction 463/08. Mandate Exercised at Petrobras Duration AND/OR Name of Politically Exposed Person Nature of Relationship [city], [day] of [month] of 2020. ______________________________________________ [SIGNATURE] 86

ANNEX VII Items 12.5 to 12.10 of the Reference Form 12. General shareholders’ meeting and management 12.5 In relation to each of the officers and members of the supervisory board of the issuer, please indicate, in a table: a. name b. date of birth c. occupation d. Tax ID (CPF) or passport number e. elective office held f. election date g. initial date of term of office h. term of office i. other positions or roles held in the issuer j. elected by the controller or not k. if he/she is an independent member and, if so, what was the criterion used by the issuer to determine the independence l. number of consecutive terms m. information about: i. main professional experiences along the last 5 years, indicating: • name and business segment of the company • position 87ANNEX VII Items 12.5 to 12.10 of the Reference Form 12. General shareholders’ meeting and management 12.5 In relation to each of the officers and members of the supervisory board of the issuer, please indicate, in a table: a. name b. date of birth c. occupation d. Tax ID (CPF) or passport number e. elective office held f. election date g. initial date of term of office h. term of office i. other positions or roles held in the issuer j. elected by the controller or not k. if he/she is an independent member and, if so, what was the criterion used by the issuer to determine the independence l. number of consecutive terms m. information about: i. main professional experiences along the last 5 years, indicating: • name and business segment of the company • position 87

• if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer ii. indication of all officer positions in other companies or organizations in the third sector n. description of any of the following events that have occurred along the past 5 years: i. any criminal conviction ii. any conviction in administrative proceedings of the CVM and the corresponding penalties applied iii. any final and unappealable conviction, either judicial or administrative, that has suspended or disqualified him/her for the performance of any professional or commercial activity 12.6 In relation to each of the persons who served as members of the board of directors or the supervisory board in the last fiscal year, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office 12.7 Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory 12.8 In relation to each person who served as a member of statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office 12.9 Inform the existence of a marital relationship, stable relationship or kinship up to the second degree between: a. officers of the issuer b. (I) officers of the issuer and (ii) officers of the direct or indirect subsidiaries of the issuer c. (I) officers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controllers of the issuer 88• if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer ii. indication of all officer positions in other companies or organizations in the third sector n. description of any of the following events that have occurred along the past 5 years: i. any criminal conviction ii. any conviction in administrative proceedings of the CVM and the corresponding penalties applied iii. any final and unappealable conviction, either judicial or administrative, that has suspended or disqualified him/her for the performance of any professional or commercial activity 12.6 In relation to each of the persons who served as members of the board of directors or the supervisory board in the last fiscal year, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office 12.7 Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory 12.8 In relation to each person who served as a member of statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office 12.9 Inform the existence of a marital relationship, stable relationship or kinship up to the second degree between: a. officers of the issuer b. (I) officers of the issuer and (ii) officers of the direct or indirect subsidiaries of the issuer c. (I) officers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controllers of the issuer 88

d. (i) officers of the issuer and (ii) officers of the direct and indirect controlling companies of the issuer 12.10 Inform on the relations of reporting, service rendering or control maintained in the last 3 fiscal years between the officers of the issuer and: a. a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, the entire share capital b. a direct or indirect controller of the issuer c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons [city], [month] [day], 2020. [SIGNATURE] 89d. (i) officers of the issuer and (ii) officers of the direct and indirect controlling companies of the issuer 12.10 Inform on the relations of reporting, service rendering or control maintained in the last 3 fiscal years between the officers of the issuer and: a. a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, the entire share capital b. a direct or indirect controller of the issuer c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons [city], [month] [day], 2020. [SIGNATURE] 89

GENERAL SHAREHOLDERS’ MEETING PRESENTATION TO SHAREHOLDERS ITEM VII ESTABLISHMENT OF THE COMPENSATION OF OFFICERS, MEMBERS OF THE FISCAL COUNCIL AND MEMBERS OF STATUTORY ADVISORY COMMITTEES TO THE BOARD OF DIRECTORS Dear Shareholders, The establishment of the compensation of officers, effective members of the Fiscal Council and members of Statutory Advisory Committees to the Board of Directors will be approved at the General Shareholders’ Meeting. Pursuant to Article 12, item I of CVM Instruction 481/09, Petrobras submits for the resolution of said General Meeting the proposal for the compensation of officers, effective members of the Fiscal Council and Members of the Advisory Committees to the Board of Directors, as follows: a) Proposal to determine the total compensation to be paid to the Company's Officers up to forty- three million, three hundred and forty thousand, one hundred and ninety-six reais and forty-eight cents (R$ 43,340,196.48) for the period from April 2020 to March 2021. The following is a breakdown of the main points of the proposal: I. Fees: no restatement has been proposed, keeping the same values already in place as of April 2016; II. In relation to the Variable Compensation Program of the members of the Executive Board (PRV), the proposal contemplates: nd a) Provision of the 2 installment of the Variable Remuneration Program for the year of 2018 and their respective charges; b) Provision for the Variable Remuneration Program for the year 2019 and its respective charges. Due to the creation of the Digital Transformation and Innovation Executive Office, the Extraordinary General Meeting held on September 30, 2019 approved the change of the global amount of managers to up to R$ 34,216,580.26, for the period from April 2019 to March 2020. With regards to that approved by the GSM of September 30, 2019, the proposed increase reaches 26.66% in the overall amount for officers. Of this increase, approximately 91% correspond to the provision for variable remuneration and their respective charges. The rest is mainly attributed to the 90 GENERAL SHAREHOLDERS’ MEETING PRESENTATION TO SHAREHOLDERS ITEM VII ESTABLISHMENT OF THE COMPENSATION OF OFFICERS, MEMBERS OF THE FISCAL COUNCIL AND MEMBERS OF STATUTORY ADVISORY COMMITTEES TO THE BOARD OF DIRECTORS Dear Shareholders, The establishment of the compensation of officers, effective members of the Fiscal Council and members of Statutory Advisory Committees to the Board of Directors will be approved at the General Shareholders’ Meeting. Pursuant to Article 12, item I of CVM Instruction 481/09, Petrobras submits for the resolution of said General Meeting the proposal for the compensation of officers, effective members of the Fiscal Council and Members of the Advisory Committees to the Board of Directors, as follows: a) Proposal to determine the total compensation to be paid to the Company's Officers up to forty- three million, three hundred and forty thousand, one hundred and ninety-six reais and forty-eight cents (R$ 43,340,196.48) for the period from April 2020 to March 2021. The following is a breakdown of the main points of the proposal: I. Fees: no restatement has been proposed, keeping the same values already in place as of April 2016; II. In relation to the Variable Compensation Program of the members of the Executive Board (PRV), the proposal contemplates: nd a) Provision of the 2 installment of the Variable Remuneration Program for the year of 2018 and their respective charges; b) Provision for the Variable Remuneration Program for the year 2019 and its respective charges. Due to the creation of the Digital Transformation and Innovation Executive Office, the Extraordinary General Meeting held on September 30, 2019 approved the change of the global amount of managers to up to R$ 34,216,580.26, for the period from April 2019 to March 2020. With regards to that approved by the GSM of September 30, 2019, the proposed increase reaches 26.66% in the overall amount for officers. Of this increase, approximately 91% correspond to the provision for variable remuneration and their respective charges. The rest is mainly attributed to the 90 remuneration of the Digital Transformation and Innovation Executive Office, considering that the amount approved by the EGM of September 30, 2019 has provisioned remuneration only for the period of 6 months, that is, from October 2019 to March 2020. b) Proposal to determine the monthly fees of the members of the Board of Directors and the members of the Fiscal Council in one-tenth of the monthly average compensation of the members of the Executive Board, excluding the additional amounts related to vacations and benefits. c) Proposal to determine the monthly fees of the members of the Audit Committee and the Audit Committee of the Conglomerate in 40% to the Chairman of the Committee, and 30% to other members, calculated on the average monthly compensation of the members of the Executive Board, excluding the additional amounts related to vacation and benefits. d) Proposal to determine the monthly fees of the members of other Advisory Committees to the BD in a percentage equivalent to 50% of the monthly fee of the member of the Petrobras’ Board of Directors. It should be noted that the compensation of members of Advisory Committees to the Board of Directors is not part of the overall amount of the Officers. Pursuant to Article 12, item II of CVM Instruction 481/09, in Exhibit I, Petrobras provides information on the compensation of the Company's officers in the last three fiscal years, and the forecast of compensation amounts of officers, effective members of the Fiscal Council and members of Statutory Advisory Committees to the Board of Directors for the current fiscal year, pursuant to item 13 of the Reference Form. Rio de Janeiro, March 20, 2020. Roberto Castello Branco CEO 91 remuneration of the Digital Transformation and Innovation Executive Office, considering that the amount approved by the EGM of September 30, 2019 has provisioned remuneration only for the period of 6 months, that is, from October 2019 to March 2020. b) Proposal to determine the monthly fees of the members of the Board of Directors and the members of the Fiscal Council in one-tenth of the monthly average compensation of the members of the Executive Board, excluding the additional amounts related to vacations and benefits. c) Proposal to determine the monthly fees of the members of the Audit Committee and the Audit Committee of the Conglomerate in 40% to the Chairman of the Committee, and 30% to other members, calculated on the average monthly compensation of the members of the Executive Board, excluding the additional amounts related to vacation and benefits. d) Proposal to determine the monthly fees of the members of other Advisory Committees to the BD in a percentage equivalent to 50% of the monthly fee of the member of the Petrobras’ Board of Directors. It should be noted that the compensation of members of Advisory Committees to the Board of Directors is not part of the overall amount of the Officers. Pursuant to Article 12, item II of CVM Instruction 481/09, in Exhibit I, Petrobras provides information on the compensation of the Company's officers in the last three fiscal years, and the forecast of compensation amounts of officers, effective members of the Fiscal Council and members of Statutory Advisory Committees to the Board of Directors for the current fiscal year, pursuant to item 13 of the Reference Form. Rio de Janeiro, March 20, 2020. Roberto Castello Branco CEO 91

ANNEX I Information on Item 13 of the “Formulário de Referência”, complying with Art. 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction Nº 481/09 ANNEX I Information on Item 13 of the “Formulário de Referência”, complying with Art. 12 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction Nº 481/09

ANNEX I Information on Item 13 of the “Formulário de Referência” 13. Administrators' Remuneration 13.1 – Description of the remuneration policy or practice, including the non-statutory board The qualitative description of company's remuneration policy or practice is presented below by a management entity, as described below. I- EXECUTIVE BOARD: a. objectives of the remuneration policy or practice, clarifying whether the remuneration policy has been formally approved, the entity responsible for its approval, the date of approval and, if the issuer discloses the policy, the sites on the world wide web where such document can be consulted: The Executive Board fixed remuneration is composed of a monthly compensation proposed by the Personnel Committee to the Board of Directors and defined annually by the General Meeting, in compliance with article 152 of Law No. 6,404, of December 15, 1976 (“Brazilian Joint Stock Corporations Act ). The remuneration objectives and practices aim to recognize and remunerate the members of company's Executive Board by considering the responsibility, the time dedicated to the office, the competence and professional reputation, as well as such practices applied by the market for companies of similar size to the company. All members of the Executive Board are statutory. b. composition of remuneration, indicating: i. description of remuneration elements and the objectives of each one of them • Base Salary or Compensation: fixed monthly remuneration paid to the members of the Executive Board as retribution for the services provided, including annual Christmas bonus salary and vacation wage. • Direct and Indirect Benefits: aim at the quality of life of the members of the Executive Board, including housing allowance and health assistance. • Variable Pay: retribution for the efforts in building the results achieved, in addition to the motivating character for meeting the strategic objectives, focusing on meritocracy and in line with other initiatives that Petrobras has developed to harness and stimulate people's potential, seeking to direct them to achieve better results for the company and consequently generating value for shareholders, such as the implementation of EVA (Economic Value Added) – a management methodology, through which the variable remuneration of each employee is linked to the company's value generation goals. 93ANNEX I Information on Item 13 of the “Formulário de Referência” 13. Administrators' Remuneration 13.1 – Description of the remuneration policy or practice, including the non-statutory board The qualitative description of company's remuneration policy or practice is presented below by a management entity, as described below. I- EXECUTIVE BOARD: a. objectives of the remuneration policy or practice, clarifying whether the remuneration policy has been formally approved, the entity responsible for its approval, the date of approval and, if the issuer discloses the policy, the sites on the world wide web where such document can be consulted: The Executive Board fixed remuneration is composed of a monthly compensation proposed by the Personnel Committee to the Board of Directors and defined annually by the General Meeting, in compliance with article 152 of Law No. 6,404, of December 15, 1976 (“Brazilian Joint Stock Corporations Act ). The remuneration objectives and practices aim to recognize and remunerate the members of company's Executive Board by considering the responsibility, the time dedicated to the office, the competence and professional reputation, as well as such practices applied by the market for companies of similar size to the company. All members of the Executive Board are statutory. b. composition of remuneration, indicating: i. description of remuneration elements and the objectives of each one of them • Base Salary or Compensation: fixed monthly remuneration paid to the members of the Executive Board as retribution for the services provided, including annual Christmas bonus salary and vacation wage. • Direct and Indirect Benefits: aim at the quality of life of the members of the Executive Board, including housing allowance and health assistance. • Variable Pay: retribution for the efforts in building the results achieved, in addition to the motivating character for meeting the strategic objectives, focusing on meritocracy and in line with other initiatives that Petrobras has developed to harness and stimulate people's potential, seeking to direct them to achieve better results for the company and consequently generating value for shareholders, such as the implementation of EVA (Economic Value Added) – a management methodology, through which the variable remuneration of each employee is linked to the company's value generation goals. 93

PETROBRAS

In this context, for the 2019 fiscal year, the Board of Directors approved a new variable remuneration model for all Petrobras employees: the Performance Award Program ("PPP"), which is aligned with the Strategic Plan, values meritocracy, efficiency and is linked to the individual performance of employees and results of the areas, in addition to achieving the company's performance metrics.

- *Post-employment Benefits*: aim at the quality of life of the members of the Executive Board, including pension plan.

- *Others*: aim at the quality of life of the members of the Executive Board, including such charges related to the Employee Severance Payment Fund (FGTS) and Social Security (INSS).

- *Termination of Time in Office*: refers to paid quarantine as provided for in Law No. 12,813/2013, which deals with the conflict of interests in the exercise of office or employment of the Federal Executive Branch and such impediments subsequent to the exercise of a public office or employment.

ii. in relation to the last 3 fiscal years, what is the proportion of each element in the total remuneration

According to the table below, the proportions of each element in the total remuneration in the fiscal year ended on December 31, 2019, 2018 and 2017:

Composition of Remuneration	2019	2018	2017
Fixed monthly remuneration			
Base Salary or Compensation	51.77%	73.01%	72.45%
Direct and Indirect Benefits	1.22%	0.88%	0.74%
Participation in committees	0.00%	0.00%	0.00%
Others	13.55%	20.71%	20.58%
Variable Pay			
Bonus	0.00%	0.00%	0.00%
Profit-Sharing	0.00%	0.00%	0.00%
Participation in meetings	0.00%	0.00%	0.00%
Commissions	0.00%	0.00%	0.00%
Others [1]	14.73%	0.00%	0.00%
Post-employment Benefits	4.40%	5.41%	6.23%
Termination of Time in Office	14.33%	0.00%	0.00%
Remuneration Based on Shareholding	0.00%	0.00%	0.00%
TOTAL	100.00%	100.00%	100.00%

[1] The information in the "Others" field refers to Variable Pay and respective charges.

iii. calculation and adjustment method for each of the remuneration elements

- *Base Salary or Compensation*: There is not a single calculation and readjustment method, as factors such as negotiation with regulatory bodies, relevant legislation, market practices of oil and gas companies operating in Brasil of a similar size to the company, identified through surveys conducted by specialized consultants, and the value set in the General Meeting are taken into consideration.

- Direct and Indirect Benefits:

94

i. The amount referring to the housing allowance benefit is handled with and specified in Decree No. 3,255, of November 19, 1999, and any readjustments will depend on amendments to this law. In this regard, such amount is part of the administrators’ global amount that is negotiated with the State Companies Coordination and Governance Secretariat (“SEST”) and approved by the General Meeting. ii. There is not a single method for calculating and adjusting the health care plan, as factors such as negotiation with regulatory bodies and approval by the General Meeting are taken into account. • Variable Pay: When calculating the variable pay, such performance indicators negotiated with SEST are taken into account, as well as the relevant legislation, market practices for oil and gas companies operating in Brasil of a similar size to that of the company, as identified through surveys conducted by specialized consultants, and the value set in the General Meeting. The variable pay program set for Petrobras Executive Board has a first installment paid in cash and the rest of the payment deferred over the 4 years that follow, provided that its prerequisites and the goals established for it are achieved. In 2017 and 2018 there was no payment of variable pay. In 2019, the first installment of the Variable Pay Program for the year of 2018 was paid. • Post-employment Benefits: There is not a single method for calculating and adjusting the contributions to the pension plan, and it is currently limited to 11% of the remuneration, based on the age range of each member of the Executive Board. In this regard, such amount is part of the administrators’ global amount that is negotiated with SEST and approved by the General Meeting. • Others: The charges related to Employee Severance Payment Fund (FGTS) and Social Security (INSS) include rates that are set by the government. In this regard, such amount is part of the administrators’ global amount that is negotiated with SEST and approved by the General Meeting. iv. reasons that justify the composition of the remuneration The composition of the remuneration of the members of Petrobras' Executive Board is set by taking into consideration company’s economic-financial results, and aims to promote the recognition of the efforts of company's administrators in alignment with the remuneration practices applied by the market for companies of a similar size to Petrobras. v. the existence of members not paid by the issuer and the reason for this fact Not applicable, since all members of the Executive Board are remunerated by Petrobras. c. main performance indicators that are considered in determining each element of remuneration: • Base Salary or Compensation: fixed remuneration without any indicator linked. • Direct and Indirect Benefits: no indicator linked. • Variable Pay: conditioned to meeting such prerequisites and performance indicators negotiated with SEST, such as: Net Debt/Adjusted EBITDA and ROCE (Return on capital employed). Post-employment Benefits: no indicator linked. 95i. The amount referring to the housing allowance benefit is handled with and specified in Decree No. 3,255, of November 19, 1999, and any readjustments will depend on amendments to this law. In this regard, such amount is part of the administrators’ global amount that is negotiated with the State Companies Coordination and Governance Secretariat (“SEST”) and approved by the General Meeting. ii. There is not a single method for calculating and adjusting the health care plan, as factors such as negotiation with regulatory bodies and approval by the General Meeting are taken into account. • Variable Pay: When calculating the variable pay, such performance indicators negotiated with SEST are taken into account, as well as the relevant legislation, market practices for oil and gas companies operating in Brasil of a similar size to that of the company, as identified through surveys conducted by specialized consultants, and the value set in the General Meeting. The variable pay program set for Petrobras Executive Board has a first installment paid in cash and the rest of the payment deferred over the 4 years that follow, provided that its prerequisites and the goals established for it are achieved. In 2017 and 2018 there was no payment of variable pay. In 2019, the first installment of the Variable Pay Program for the year of 2018 was paid. • Post-employment Benefits: There is not a single method for calculating and adjusting the contributions to the pension plan, and it is currently limited to 11% of the remuneration, based on the age range of each member of the Executive Board. In this regard, such amount is part of the administrators’ global amount that is negotiated with SEST and approved by the General Meeting. • Others: The charges related to Employee Severance Payment Fund (FGTS) and Social Security (INSS) include rates that are set by the government. In this regard, such amount is part of the administrators’ global amount that is negotiated with SEST and approved by the General Meeting. iv. reasons that justify the composition of the remuneration The composition of the remuneration of the members of Petrobras' Executive Board is set by taking into consideration company’s economic-financial results, and aims to promote the recognition of the efforts of company's administrators in alignment with the remuneration practices applied by the market for companies of a similar size to Petrobras. v. the existence of members not paid by the issuer and the reason for this fact Not applicable, since all members of the Executive Board are remunerated by Petrobras. c. main performance indicators that are considered in determining each element of remuneration: • Base Salary or Compensation: fixed remuneration without any indicator linked. • Direct and Indirect Benefits: no indicator linked. • Variable Pay: conditioned to meeting such prerequisites and performance indicators negotiated with SEST, such as: Net Debt/Adjusted EBITDA and ROCE (Return on capital employed). Post-employment Benefits: no indicator linked. 95

d. how remuneration is structured to reflect the evolution of performance indicators: It is structured in such a way that the variable remuneration is conditioned to the fulfillment of prerequisites and performance indicators negotiated with SEST, such as: Net Debt/Adjusted EBITDA and ROCE (Return on capital employed). The value of the remuneration to be paid under the Petrobras Variable Pay Program varies according to the percentage of goal achievement and is calculated based on company's results. e. how the remuneration policy or practice aligns with company issuer’s short, medium and long-term interests: The remuneration of the members of Petrobras' Executive Board is set by considering both the economic and financial results and the promotion of administrators’ recognition and their alignment with company's short, medium and long term strategies, accompanied by the fulfillment of the goals set down by the Board of Directors and such indicators as Net Debt/Adjusted EBITDA and ROCE (Return on capital employed). f. existence of remuneration supported by subsidiaries, controlled companies or direct or indirect controllers: Not applicable. There is no remuneration supported by company’s subsidiaries, controlled companies or direct or indirect controllers: g. existence of any remuneration or benefit linked to the occurrence of a certain corporate event, such as the sale of company's corporate control: Not applicable. There is no remuneration or benefit linked to the occurrence of a specific corporate event involving the company. h. practices and procedures adopted by the Board of Directors to set the individual compensation of the Board of Directors and the Executive Board, indicating: i. issuer's bodies and committees that participate in the decision-making process, identifying how they participate The remuneration of the members of the Executive Board is proposed by the Personnel Committee to the Board of Directors and specified annually by the General Meeting, in accordance with article 152 of Brazilian Joint Stock Corporations Act. ii. criteria and method employed for setting individual remuneration, indicating whether surveys are made to check market practices, and, if so, the comparison criteria and the scope of such surveys The remuneration objectives and practices aim to recognize and remunerate company's administrators by considering the responsibility, the time dedicated to the office, the competence and professional reputation, as well as such practices applied by the market for companies of similar size to the company. iii. how and how often the board of directors assesses the adequacy of the issuer's remuneration policy The remuneration of the members of the Executive Board is proposed annually by the Personnel Committee to the Board of Directors and specified by the General Meeting, in accordance with article 152 of the Brazilian Joint Stock Corporations Act. 96 d. how remuneration is structured to reflect the evolution of performance indicators: It is structured in such a way that the variable remuneration is conditioned to the fulfillment of prerequisites and performance indicators negotiated with SEST, such as: Net Debt/Adjusted EBITDA and ROCE (Return on capital employed). The value of the remuneration to be paid under the Petrobras Variable Pay Program varies according to the percentage of goal achievement and is calculated based on company's results. e. how the remuneration policy or practice aligns with company issuer’s short, medium and long-term interests: The remuneration of the members of Petrobras' Executive Board is set by considering both the economic and financial results and the promotion of administrators’ recognition and their alignment with company's short, medium and long term strategies, accompanied by the fulfillment of the goals set down by the Board of Directors and such indicators as Net Debt/Adjusted EBITDA and ROCE (Return on capital employed). f. existence of remuneration supported by subsidiaries, controlled companies or direct or indirect controllers: Not applicable. There is no remuneration supported by company’s subsidiaries, controlled companies or direct or indirect controllers: g. existence of any remuneration or benefit linked to the occurrence of a certain corporate event, such as the sale of company's corporate control: Not applicable. There is no remuneration or benefit linked to the occurrence of a specific corporate event involving the company. h. practices and procedures adopted by the Board of Directors to set the individual compensation of the Board of Directors and the Executive Board, indicating: i. issuer's bodies and committees that participate in the decision-making process, identifying how they participate The remuneration of the members of the Executive Board is proposed by the Personnel Committee to the Board of Directors and specified annually by the General Meeting, in accordance with article 152 of Brazilian Joint Stock Corporations Act. ii. criteria and method employed for setting individual remuneration, indicating whether surveys are made to check market practices, and, if so, the comparison criteria and the scope of such surveys The remuneration objectives and practices aim to recognize and remunerate company's administrators by considering the responsibility, the time dedicated to the office, the competence and professional reputation, as well as such practices applied by the market for companies of similar size to the company. iii. how and how often the board of directors assesses the adequacy of the issuer's remuneration policy The remuneration of the members of the Executive Board is proposed annually by the Personnel Committee to the Board of Directors and specified by the General Meeting, in accordance with article 152 of the Brazilian Joint Stock Corporations Act. 96

II- BOARD OF DIRECTORS: a. objectives of the remuneration policy or practice, clarifying whether the remuneration policy has been formally approved, the entity responsible for its approval, the date of approval and, if the issuer discloses the policy, the sites on the world wide web where such document can be consulted: The Board of Directors fixed remuneration is composed of a monthly compensation proposed by the Personnel Committee to the Board of Directors and specified annually at the General Meeting, in compliance with article 152 of Law No. 9,292, of 12 July 1996 of the “Brazilian Joint Stock Corporations Act. The objectives and practice of the remunerations aim to remunerate company's directors in accordance with the guidelines and rules applicable to federal state companies. b. composition of remuneration, indicating: i. description of remuneration elements and the objectives of each one of them • Base Salary or Compensation: fixed monthly remuneration paid to the directors as retribution for the services provided. • Post-employment Benefits: aim at the quality of life of the members of the Board of Directors, including pension plan. • Others: aim at the quality of life of the members of the Board of Directors, including Social Security charges (INSS). • Termination of Time in Office: refers to paid quarantine as provided for in Law No. 12,813/2013, which deals with the conflict of interests in the exercise of office or employment of the Federal Executive Branch and such impediments subsequent to the exercise of a public office or employment. ii. in relation to the last 3 fiscal years, what is the proportion of each element in the total remuneration According to the table below, the proportions of each element in the total remuneration in the fiscal year ended on December 31, 2019, 2018 and 2017: 97 II- BOARD OF DIRECTORS: a. objectives of the remuneration policy or practice, clarifying whether the remuneration policy has been formally approved, the entity responsible for its approval, the date of approval and, if the issuer discloses the policy, the sites on the world wide web where such document can be consulted: The Board of Directors fixed remuneration is composed of a monthly compensation proposed by the Personnel Committee to the Board of Directors and specified annually at the General Meeting, in compliance with article 152 of Law No. 9,292, of 12 July 1996 of the “Brazilian Joint Stock Corporations Act. The objectives and practice of the remunerations aim to remunerate company's directors in accordance with the guidelines and rules applicable to federal state companies. b. composition of remuneration, indicating: i. description of remuneration elements and the objectives of each one of them • Base Salary or Compensation: fixed monthly remuneration paid to the directors as retribution for the services provided. • Post-employment Benefits: aim at the quality of life of the members of the Board of Directors, including pension plan. • Others: aim at the quality of life of the members of the Board of Directors, including Social Security charges (INSS). • Termination of Time in Office: refers to paid quarantine as provided for in Law No. 12,813/2013, which deals with the conflict of interests in the exercise of office or employment of the Federal Executive Branch and such impediments subsequent to the exercise of a public office or employment. ii. in relation to the last 3 fiscal years, what is the proportion of each element in the total remuneration According to the table below, the proportions of each element in the total remuneration in the fiscal year ended on December 31, 2019, 2018 and 2017: 97

PETROBRAS

Composition of Remuneration	2019	2018	2017
Fixed monthly remuneration			
Base Salary or Compensation	71.66%	78.05%	80.58%
Direct and Indirect Benefits	0.66%	6.67%	6.11%
Participation in committees	0.00%	0.00%	0.00%
Other	14.33%	15.28%	13.31%
Variable Pay			
Bonus	0.00%	0.00%	0.00%
Profit-Sharing	0.00%	0.00%	0.00%
Participation in meetings	0.00%	0.00%	0.00%
Commissions	0.00%	0.00%	0.00%
Other	0.00%	0.00%	0.00%
Post-employment Benefits	0.00%	0.00%	0.00%
Termination of Time in Office	13.35%	0.00%	0.00%
Remuneration Based on Shareholding	0.00%	0.00%	0.00%
TOTAL	100.00%	100.00%	100.00%

iii. calculation and adjustment method for each of the remuneration elements

· *Base Salary or Compensation*: The monthly remuneration of the members of the Board of Directors corresponds to 10% (ten percent) of the average monthly remuneration paid to the members of the Executive Board, and is approved by the General Meeting, pursuant to articles 152 and 145 of the Brazilian Joint Stock Corporations Act and Law No. 9,292, of July 12, 1996.

· *Post-employment Benefits*: There is not a single method for calculating and adjusting the contributions to the pension plan, and it is currently limited to 11% of the remuneration, based on the age range of each Director. In this regard, such amount is part of the administrators' global amount that is negotiated with SEST and approved by the General Meeting.

· *Others*: The Social Security (INSS) charge rate set by the government. In this regard, such amount is part of the administrators' global amount that is negotiated with SEST and approved by the General Meeting.

iv. reasons that justify the composition of the remuneration

Law No. 9,292, of July 12, 1996, establishes that the remuneration of the members of the Board of Directors of mixed-capital companies, such as the company, "shall not, under no circumstances, exceed ten percent of the average monthly remuneration of the directors of the respective companies ".

98

v. the existence of members not paid by the issuer and the reason for this fact Company's CEO is a member of the Board of Directors; however, such participation is not remunerated. In addition, as established in art. 38, Paragraph 8 of Decree No. 8,945, of December 27, 2016, the members of the Board of Directors who are also members of Petrobras Conglomerate Audit Committee shall waive their remuneration as Members of the Board of Directors. Currently, five members of the Board of Directors are members of the Audit Committee and/or the Petrobras Conglomerate Audit Committee. c. main performance indicators that are considered in determining each element of remuneration: Not applicable, since the remuneration paid to members of the Board of Directors is fixed, without any indicator linked. d. how remuneration is structured to reflect the evolution of performance indicators: Not applicable, since the remuneration paid to members of the Board of Directors is fixed, without any indicator linked. e. how the remuneration policy or practice aligns with company issuer’s short, medium and long-term interests: As previously mentioned, the monthly remuneration of the members of the Board of Directors complies with the criteria established by law, corresponding to 10% (ten percent) of the average monthly remuneration paid to the members of the Executive Board. For calculating the remuneration of the members of the Executive Board, also as previously mentioned, Petrobras takes into account both its economic and financial results and the promotion of administrators’ recognition and alignment with market practices. f. existence of remuneration supported by subsidiaries, controlled companies or direct or indirect controllers: Not applicable. There is no remuneration supported by company’s subsidiaries, controlled companies or direct or indirect controllers: g. existence of any remuneration or benefit linked to the occurrence of a certain corporate event, such as the sale of company's corporate control: Not applicable. There is no remuneration or benefit linked to the occurrence of a specific corporate event involving the company. h. practices and procedures adopted by the Board of Directors to set the individual compensation of the Board of Directors and the Executive Board, indicating i. issuer's bodies and committees that participate in the decision-making process, identifying how they participate The remuneration of Board of Directors members is proposed by the Personnel Committee to the Board of Directors and specified annually at the General Meeting, in compliance with article 152 of Law No. 9,292, of 12 July 1996 of the “Brazilian Joint Stock Corporations Act. 99 v. the existence of members not paid by the issuer and the reason for this fact Company's CEO is a member of the Board of Directors; however, such participation is not remunerated. In addition, as established in art. 38, Paragraph 8 of Decree No. 8,945, of December 27, 2016, the members of the Board of Directors who are also members of Petrobras Conglomerate Audit Committee shall waive their remuneration as Members of the Board of Directors. Currently, five members of the Board of Directors are members of the Audit Committee and/or the Petrobras Conglomerate Audit Committee. c. main performance indicators that are considered in determining each element of remuneration: Not applicable, since the remuneration paid to members of the Board of Directors is fixed, without any indicator linked. d. how remuneration is structured to reflect the evolution of performance indicators: Not applicable, since the remuneration paid to members of the Board of Directors is fixed, without any indicator linked. e. how the remuneration policy or practice aligns with company issuer’s short, medium and long-term interests: As previously mentioned, the monthly remuneration of the members of the Board of Directors complies with the criteria established by law, corresponding to 10% (ten percent) of the average monthly remuneration paid to the members of the Executive Board. For calculating the remuneration of the members of the Executive Board, also as previously mentioned, Petrobras takes into account both its economic and financial results and the promotion of administrators’ recognition and alignment with market practices. f. existence of remuneration supported by subsidiaries, controlled companies or direct or indirect controllers: Not applicable. There is no remuneration supported by company’s subsidiaries, controlled companies or direct or indirect controllers: g. existence of any remuneration or benefit linked to the occurrence of a certain corporate event, such as the sale of company's corporate control: Not applicable. There is no remuneration or benefit linked to the occurrence of a specific corporate event involving the company. h. practices and procedures adopted by the Board of Directors to set the individual compensation of the Board of Directors and the Executive Board, indicating i. issuer's bodies and committees that participate in the decision-making process, identifying how they participate The remuneration of Board of Directors members is proposed by the Personnel Committee to the Board of Directors and specified annually at the General Meeting, in compliance with article 152 of Law No. 9,292, of 12 July 1996 of the “Brazilian Joint Stock Corporations Act. 99

ii. criteria and method employed for setting individual remuneration, indicating whether surveys are made to check market practices, and, if so, the comparison criteria and the scope of such surveys The objectives and practice of the remunerations aim to remunerate company's directors in accordance with the guidelines and rules applicable to federal state companies. iii. how and how often the board of directors assesses the adequacy of the issuer's remuneration policy Currently the remuneration of Board of Directors members is proposed by the Personnel Committee to the Board of Directors and specified annually by the General Meeting, in compliance with article 152 of Law No. 6,404, of December 15, 1976 (“Brazilian Joint Stock Corporations Act”) and Law No. 9,292, of July 12, 1996. III- FISCAL COUNCIL: a. objectives of the remuneration policy or practice, clarifying whether the remuneration policy has been formally approved, the entity responsible for its approval, the date of approval and, if the issuer discloses the policy, the sites on the world wide web where such document can be consulted: The Fiscal Council fixed remuneration is composed of a monthly compensation specified annually at the General Meeting, in compliance with article 152 of the Brazilian Corporations Act and Law No. 9,292, of 12 July 1996. The objectives and practice of the remunerations aim to recognize and remunerate company's directors in accordance with the guidelines and rules applicable to federal state companies. b. composition of remuneration, including: i. description of remuneration elements and the objectives of each one of them • Base Salary or Compensation: fixed monthly remuneration paid to the members of the Fiscal Council as retribution for the services provided. • Others: aim at the quality of life, including Social Security charges (INSS). ii. in relation to the last 3 fiscal years, what is the proportion of each element in the total remuneration According to the table below, the proportions of each element in the total remuneration in the fiscal year ended on December 31, 2019, 2018 and 2017: 100 ii. criteria and method employed for setting individual remuneration, indicating whether surveys are made to check market practices, and, if so, the comparison criteria and the scope of such surveys The objectives and practice of the remunerations aim to remunerate company's directors in accordance with the guidelines and rules applicable to federal state companies. iii. how and how often the board of directors assesses the adequacy of the issuer's remuneration policy Currently the remuneration of Board of Directors members is proposed by the Personnel Committee to the Board of Directors and specified annually by the General Meeting, in compliance with article 152 of Law No. 6,404, of December 15, 1976 (“Brazilian Joint Stock Corporations Act”) and Law No. 9,292, of July 12, 1996. III- FISCAL COUNCIL: a. objectives of the remuneration policy or practice, clarifying whether the remuneration policy has been formally approved, the entity responsible for its approval, the date of approval and, if the issuer discloses the policy, the sites on the world wide web where such document can be consulted: The Fiscal Council fixed remuneration is composed of a monthly compensation specified annually at the General Meeting, in compliance with article 152 of the Brazilian Corporations Act and Law No. 9,292, of 12 July 1996. The objectives and practice of the remunerations aim to recognize and remunerate company's directors in accordance with the guidelines and rules applicable to federal state companies. b. composition of remuneration, including: i. description of remuneration elements and the objectives of each one of them • Base Salary or Compensation: fixed monthly remuneration paid to the members of the Fiscal Council as retribution for the services provided. • Others: aim at the quality of life, including Social Security charges (INSS). ii. in relation to the last 3 fiscal years, what is the proportion of each element in the total remuneration According to the table below, the proportions of each element in the total remuneration in the fiscal year ended on December 31, 2019, 2018 and 2017: 100

PETROBRAS

Composition of Remuneration	2019	2018	2017
Fixed monthly remuneration			
Base Salary or Compensation	82.42%	86.22%	85.02%
Direct and Indirect Benefits	0.00%	0.00%	0.00%
Participation in committees	0.00%	0.00%	0.00%
Other	17.58%	13.78%	14.98%
Variable Pay			
Bonus	0.00%	0.00%	0.00%
Profit-Sharing	0.00%	0.00%	0.00%
Participation in meetings	0.00%	0.00%	0.00%
Commissions	0.00%	0.00%	0.00%
Other	0.00%	0.00%	0.00%
Post-employment Benefits	0.00%	0.00%	0.00%
Termination of Time in Office	0.00%	0.00%	0.00%
Remuneration Based on Shareholding	0.00%	0.00%	0.00%
TOTAL	100.00%	100.00%	100.00%

iii. calculation and adjustment method for each of the remuneration elements

- *Base Salary or Compensation*. The monthly remuneration of the members of the Fiscal Council corresponds to 10% (ten percent) of the monthly remuneration paid to the members of the Executive Board, and is approved by the General Meeting, pursuant to articles 145 and 152 and 162, paragraph 3 of the Brazilian Joint Stock Corporations Act and Law No. 9,292, of July 12, 1996.

- *Others*: The Social Security (INSS) charge rate set by the government.

iv. reasons that justify the composition of the remuneration

Law No. 9,292, of July 12, 1996, establishes that the remuneration of the members of the Fiscal Council of mixed-capital companies, such as the company, "shall not, under no circumstances, exceed ten percent of the average monthly remuneration of the directors of the respective companies ".

For calculating the remuneration of its Executive Board, as described above, Petrobras takes into account both its economic and financial results and the promotion of administrators' recognition and alignment with market practices and proposes a value to be negotiated with SEST and approved at the General Meeting.

v. the existence of members not paid by the issuer and the reason for this fact

Not applicable, since all members of the Fiscal Council are remunerated.

c. main performance indicators that are considered in determining each element of remuneration:

Not applicable, since the remuneration paid to members of the Fiscal Council is fixed, without any indicator linked.

d. how remuneration is structured to reflect the evolution of performance indicators:

Not applicable, since the remuneration paid to members of the Fiscal Council is fixed, without any indicator linked.

101

e. how the remuneration policy or practice aligns with company issuer’s short, medium and long-term interests: The monthly remuneration of the members of the Fiscal Council complies with the criteria established by law, corresponding to 10% (ten percent) of the average monthly remuneration paid to the members of the Executive Board. For calculating the remuneration of the members of the Executive Board, also as previously mentioned, Petrobras takes into account both its economic and financial results and the promotion of administrators’ recognition and alignment with market practices. f. existence of remuneration supported by subsidiaries, controlled companies or direct or indirect controllers: Not applicable. There is no remuneration supported by company’s subsidiaries, controlled companies or direct or indirect controllers: g. existence of any remuneration or benefit linked to the occurrence of a certain corporate event, such as the sale of company's corporate control: Not applicable. There is no remuneration or benefit linked to the occurrence of a specific corporate event involving the company. h. practices and procedures adopted by the Board of Directors to set the individual compensation of the Board of Directors and the Executive Board, indicating Not applicable. IV- BOARD OF DIRECTORS’ ADVISORY COMMITTEES: a. objectives of the remuneration policy or practice, clarifying whether the remuneration policy has been formally approved, the entity responsible for its approval, the date of approval and, if the issuer discloses the policy, the sites on the world wide web where such document can be: The company has 6 (six) statutory committees linked to the Board of Directors, namely, the Audit Committee; the Safety, Environment and Health Committee; the Personnel Committee; the Investment Committee; Minority Committee and Petrobras Conglomerate Audit Committee. The Audit Committee is composed exclusively of members of the Board of Directors. The Minority Committee is composed of 2 (two) members of the Board of Directors appointed by the minority shareholders and 1 (one) independent member, aligned with the requirements of art. 22, Paragraph 1 of Law No. 13,303/2016, chosen by the other members, and such independent member may or not be a member of the Board of Directors. The Petrobras Conglomerate Audit Committee is composed of 3 (three) to 5 (five) members, at least 1 (one) being a member of the Board of Directors. The remaining committees are composed of members from the Board of Directors and/or market people with notable experience and technical expertise. 102 e. how the remuneration policy or practice aligns with company issuer’s short, medium and long-term interests: The monthly remuneration of the members of the Fiscal Council complies with the criteria established by law, corresponding to 10% (ten percent) of the average monthly remuneration paid to the members of the Executive Board. For calculating the remuneration of the members of the Executive Board, also as previously mentioned, Petrobras takes into account both its economic and financial results and the promotion of administrators’ recognition and alignment with market practices. f. existence of remuneration supported by subsidiaries, controlled companies or direct or indirect controllers: Not applicable. There is no remuneration supported by company’s subsidiaries, controlled companies or direct or indirect controllers: g. existence of any remuneration or benefit linked to the occurrence of a certain corporate event, such as the sale of company's corporate control: Not applicable. There is no remuneration or benefit linked to the occurrence of a specific corporate event involving the company. h. practices and procedures adopted by the Board of Directors to set the individual compensation of the Board of Directors and the Executive Board, indicating Not applicable. IV- BOARD OF DIRECTORS’ ADVISORY COMMITTEES: a. objectives of the remuneration policy or practice, clarifying whether the remuneration policy has been formally approved, the entity responsible for its approval, the date of approval and, if the issuer discloses the policy, the sites on the world wide web where such document can be: The company has 6 (six) statutory committees linked to the Board of Directors, namely, the Audit Committee; the Safety, Environment and Health Committee; the Personnel Committee; the Investment Committee; Minority Committee and Petrobras Conglomerate Audit Committee. The Audit Committee is composed exclusively of members of the Board of Directors. The Minority Committee is composed of 2 (two) members of the Board of Directors appointed by the minority shareholders and 1 (one) independent member, aligned with the requirements of art. 22, Paragraph 1 of Law No. 13,303/2016, chosen by the other members, and such independent member may or not be a member of the Board of Directors. The Petrobras Conglomerate Audit Committee is composed of 3 (three) to 5 (five) members, at least 1 (one) being a member of the Board of Directors. The remaining committees are composed of members from the Board of Directors and/or market people with notable experience and technical expertise. 102

As directed by SEST, the remuneration for participation in the Board of Directors Advisory Committees is not to be included in the administrators global remuneration approved by the Meeting. b. composition of remuneration, including: i. description of remuneration elements and the objectives of each one of them Compensation: a fixed monthly remuneration paid to the members of the Board of Directors Advisory Committees ii. what is the proportion of each element in the total remuneration Compensations: 100%. iii. calculation and adjustment method for each of the remuneration elements The monthly compensation paid to the members of the Audit Committee and the Petrobras Conglomerate Audit Committee corresponds to 40%, for the Chairman of the Committee, and to 30%, for the remaining members, of the average monthly remuneration paid to the members of the Executive Board, excluding such amounts corresponding to vacation wage and benefits, in compliance with art. 38, § 8 of Decree No. 8,945, of December 27, 2016, and are, therefore, linked to the adjustment of such compensation, as described above. As referred to above, the members of the Board of Directors who are also members of the Audit Committee and the Petrobras Conglomerate Audit Committee shall waive their remunerations as members of the Board of Directors, as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016. The monthly compensation paid to the members of the remaining Board of Directors Advisory Committees, for such participation in the Committee, shall correspond to 50% of the monthly remuneration paid to members of the Board of Directors, being, therefore, linked to the readjustment of such remuneration, as described above. iv. reasons that justify the composition of the remuneration The composition of the remuneration is defined according to the rules applicable to state-owned companies. v. the existence of members not paid by the issuer and the reason for this fact Currently, two members of the Board of Directors Advisory Committees are not paid any remuneration because they are remunerated for participating in the Board of Directors. c. main performance indicators that considered in determining each element of remuneration: Not applicable, since the remuneration is fixed, without any indicator linked to it. d. how remuneration is structured to reflect the evolution of performance indicators: Not applicable, since the remuneration is fixed, without any indicator linked to it. e. how the remuneration policy or practice aligns with company’s short, medium and long-term interests: Compensation: a fixed remuneration, without any indicator linked to it. The monthly compensation paid to the members of the Audit Committee and the Petrobras Conglomerate Audit Committee corresponds to 40%, for the Chairman of the Committee, and to 30%, for the remaining members, of 103 As directed by SEST, the remuneration for participation in the Board of Directors Advisory Committees is not to be included in the administrators global remuneration approved by the Meeting. b. composition of remuneration, including: i. description of remuneration elements and the objectives of each one of them Compensation: a fixed monthly remuneration paid to the members of the Board of Directors Advisory Committees ii. what is the proportion of each element in the total remuneration Compensations: 100%. iii. calculation and adjustment method for each of the remuneration elements The monthly compensation paid to the members of the Audit Committee and the Petrobras Conglomerate Audit Committee corresponds to 40%, for the Chairman of the Committee, and to 30%, for the remaining members, of the average monthly remuneration paid to the members of the Executive Board, excluding such amounts corresponding to vacation wage and benefits, in compliance with art. 38, § 8 of Decree No. 8,945, of December 27, 2016, and are, therefore, linked to the adjustment of such compensation, as described above. As referred to above, the members of the Board of Directors who are also members of the Audit Committee and the Petrobras Conglomerate Audit Committee shall waive their remunerations as members of the Board of Directors, as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016. The monthly compensation paid to the members of the remaining Board of Directors Advisory Committees, for such participation in the Committee, shall correspond to 50% of the monthly remuneration paid to members of the Board of Directors, being, therefore, linked to the readjustment of such remuneration, as described above. iv. reasons that justify the composition of the remuneration The composition of the remuneration is defined according to the rules applicable to state-owned companies. v. the existence of members not paid by the issuer and the reason for this fact Currently, two members of the Board of Directors Advisory Committees are not paid any remuneration because they are remunerated for participating in the Board of Directors. c. main performance indicators that considered in determining each element of remuneration: Not applicable, since the remuneration is fixed, without any indicator linked to it. d. how remuneration is structured to reflect the evolution of performance indicators: Not applicable, since the remuneration is fixed, without any indicator linked to it. e. how the remuneration policy or practice aligns with company’s short, medium and long-term interests: Compensation: a fixed remuneration, without any indicator linked to it. The monthly compensation paid to the members of the Audit Committee and the Petrobras Conglomerate Audit Committee corresponds to 40%, for the Chairman of the Committee, and to 30%, for the remaining members, of 103 the average monthly remuneration paid to the members of the Executive Board, excluding such amounts corresponding to vacation wage and benefits, in compliance with art. 38, § 8 of Decree No. 8,945, of December 27, 2016. For calculating the remuneration of the members of the Executive Board, also as previously mentioned, Petrobras takes into account both its economic and financial results and the promotion of administrators’ recognition and alignment with market practices. In addition, the monthly compensation paid to the members of the remaining Board of Directors Advisory Committees, for such participation in the Committee, shall correspond to 50% of the monthly remuneration paid to members of the Board of Directors, being, therefore, linked to the readjustment of such remuneration, as described above. f. existence of remuneration supported by subsidiaries, controlled companies or direct or indirect controllers: Not applicable. There is no remuneration supported by our subsidiaries, controlled companies or direct or indirect controllers: g. existence of any remuneration or benefit linked to the occurrence of a certain corporate event, such as the sale of company's corporate control: Not applicable. There is no remuneration or benefit linked to the occurrence of a specific corporate event involving the company. h. practices and procedures adopted by the Board of Directors to set the individual compensation of the Board of Directors and the Executive Board, indicating Not applicable. V – STATUTORY TECHNICAL COMMITTEES: The members of the Executive Board rely on advice from the Statutory Technical Committee on Investment and Divestment, which has the specific attributions of analysis and recommendation on certain matters, abiding by the provisions of article 160 of Law 6,404/76. In addition, the members of the Executive Board rely on advice from 7 (seven) other Statutory Technical Committees, composed of members from the general structure of the company, with specific attributions of analysis and recommendation on certain matters, pursuant to their respective Internal Regulations, abiding by the provisions of article 160 of Law 6,404/76: Production Development Statutory Technical Committee; Exploration and Production Statutory Technical Committee; Refining and Natural Gas Statutory Technical Committee; Finance and Investor Relations Statutory Technical Committee; Corporate Affairs Statutory 104the average monthly remuneration paid to the members of the Executive Board, excluding such amounts corresponding to vacation wage and benefits, in compliance with art. 38, § 8 of Decree No. 8,945, of December 27, 2016. For calculating the remuneration of the members of the Executive Board, also as previously mentioned, Petrobras takes into account both its economic and financial results and the promotion of administrators’ recognition and alignment with market practices. In addition, the monthly compensation paid to the members of the remaining Board of Directors Advisory Committees, for such participation in the Committee, shall correspond to 50% of the monthly remuneration paid to members of the Board of Directors, being, therefore, linked to the readjustment of such remuneration, as described above. f. existence of remuneration supported by subsidiaries, controlled companies or direct or indirect controllers: Not applicable. There is no remuneration supported by our subsidiaries, controlled companies or direct or indirect controllers: g. existence of any remuneration or benefit linked to the occurrence of a certain corporate event, such as the sale of company's corporate control: Not applicable. There is no remuneration or benefit linked to the occurrence of a specific corporate event involving the company. h. practices and procedures adopted by the Board of Directors to set the individual compensation of the Board of Directors and the Executive Board, indicating Not applicable. V – STATUTORY TECHNICAL COMMITTEES: The members of the Executive Board rely on advice from the Statutory Technical Committee on Investment and Divestment, which has the specific attributions of analysis and recommendation on certain matters, abiding by the provisions of article 160 of Law 6,404/76. In addition, the members of the Executive Board rely on advice from 7 (seven) other Statutory Technical Committees, composed of members from the general structure of the company, with specific attributions of analysis and recommendation on certain matters, pursuant to their respective Internal Regulations, abiding by the provisions of article 160 of Law 6,404/76: Production Development Statutory Technical Committee; Exploration and Production Statutory Technical Committee; Refining and Natural Gas Statutory Technical Committee; Finance and Investor Relations Statutory Technical Committee; Corporate Affairs Statutory 104

Technical Committee; Governance and Compliance Statutory Technical Committee; Institutional Relations Statutory Technical Committee; and Digital Transformation and Innovation Statutory Technical Committee. The members of such Statutory Technical Committees are not paid any remuneration for their participation in said Committees. 105 Technical Committee; Governance and Compliance Statutory Technical Committee; Institutional Relations Statutory Technical Committee; and Digital Transformation and Innovation Statutory Technical Committee. The members of such Statutory Technical Committees are not paid any remuneration for their participation in said Committees. 105

PETROBRAS

13.2 - Total remuneration paid to the Board of Directors, Statutory Executive Board and Fiscal Council

Total remuneration assigned for the current fiscal year 12/31/2020 - Annual Values				
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	11.00	9.00	5.00	25.00
Number of paid members	11.00	9.00	5.00	25.00
Fixed annual remuneration				
Base Salary or Compensation	1,599,011,04	14,173,047.55	1,599,011.04	17,371,069.63
Direct and Indirect Benefits	0,00	1,471,254.84	0.00	1,471,254.84
Participation in committees	0.00	0.00	0.00	0.00
Other	319,802.21	4,022,885.31	319,802.21	4,662,489.73
Description of other fixed remunerations	The values in the "Others" field refer to the Social Security charge (INSS).	The values in the "Others" field refer to the Employee Severance Payment Fund (FGTS) and Social Security (INSS) charges.	The values in the "Others" field refer to the Social Security charge (INSS).	
Variable Pay				
Bonus	0.00	0.00	0.00	0.00
Profit-Sharing	0.00	0.00	0.00	0.00
Participation in meetings	0,00	0.00	0.00	0.00
Commissions	0,00	0.00	0.00	0.00
Other	0.00	12,515,731.85	0.00	12,515,731.85

106

PETROBRAS

Description of other variable pays		The values in the "Others" field refer to the second installment of the Variable Pay Program for the year 2018 and the Variable Pay Program for the year 2019 and their respective charges.		
Post-employment	175,891,21	2,224,845.51	0.00	2,400,736.72
Termination of Time in Office	799,505.52	6,038,221.44	0.00	6,837,726.26
Based on shareholding (including options)	0.00	0.00	0.00	0.00
Notes	· The President of Petrobras is a member of the Board of Directors, however such participation is not remunerated; · The members of the Board of Directors who are also members of the Audit Committee and the Conglomerate Audit Committee shall waive their remuneration as members of the Board of Directors, as established in art. 38, § 8 of Decree nº 8.945 of December 27, 2016; · Currently, five members of the Board of Directors are members of the Audit Committee and/or the Petrobras Conglomerate Audit Committee; · Values and quantities are projections; · Values correspond to the period from January to December 2020; · The number of members was ascertained according to CVM/SEP/Nº02/2020 Directive release; · Members of the Board of Directors and Fiscal Council are not paid any vacation-related amounts; · Values in the field "Termination of Time in Office" refer to paid quarantine; · The Petrobras General Meeting held on April 25, 2019, approved the administrators global remuneration (Executive Board and Board of Directors) for the period from April 2019 to March 2020; · The Extraordinary General Meeting held on 09/30/2019 approved the proposed change to the administrators global remuneration in view of the creation of the Digital Transformation and Innovation Office; · The Annual General Meeting scheduled to take place on 04/22/2020, will decide on the administrators global remuneration (Executive Board and Board of Directors) for the period from April 2020 to March 2021. In relation to the approved by the EGA of 09/30/2019, the proposed increase is 26.66% in the global amount of the administrators. Of this increase, approximately 91% correspond to the provision of variable remuneration and its respective charges. The remainder is mainly allocated to the remuneration of the new Digital Transformation and Innovation Office, corresponding to the period from October 2019 to March 2020.			
Total remuneration	2,894,209.98	40,445,986.49	1,918,813.25	45,259,009.73

107

PETROBRAS

Total remuneration for the current fiscal year 12/31/2019 - Annual Values				
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	9.75	7.67	5.00	22.42
Number of paid members	5.00	7.67	5.00	17.67
Fixed annual remuneration				
Base Salary or Compensation	696,111.13	11,626,855.23	545,493.60	12,868,459.96
Direct and Indirect Benefits	6,371.70	273,316.27	0.00	279,687.97
Participation in committees	0.00	0.00	0.00	0.00
Other	139,222.23	3,043,415.02	116,351.90	3,298,989.15
Description of other fixed remunerations	The values in the "Others" field refer to the Social Security charge (INSS).	The values in the "Others" field refer to the Employee Severance Payment Fund (FGTS) and Social Security (INSS)	The values in the "Others" field refer to the Social Security charge (INSS).	
Variable Pay				
Bonus	0.00	0.00	0.00	0.00
Profit-Sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	3,308,776.32	0.00	3,308,776.32

108

PETROBRAS

Description of other variable pays		The values in the "Others" field refer to the first installment of the 2018 Variable Pay Program for the members of the Executive Board and its respective charges.		
Post-employment	0.00	988,524.94		988,524.94
Termination of Time in Office	129,706.26	3,219,272.75	0.00	3,348,979.01
Based on shareholding (including options)	0.00	0.00	0.00	0.00
Notes	· The President of Petrobras is a member of the Board of Directors, however such participation is not remunerated; · The members of the Board of Directors who are also members of the Audit Committee and the Conglomerate Audit Committee shall waive their remuneration as members of the Board of Directors, as established in art. 38, § 8 of Decree nº 8.945 of December 27, 2016; · Values correspond to the period from January to December 2019; · The number of members was ascertained according to CVM/SEP/Nº02/2020 Directive release; · Members of the Board of Directors and Fiscal Council are not paid any vacation-related amounts; · Values in the field "Termination of Time in Office" refer to paid quarantine; · The Petrobras General Meeting held on April 25, 2019, approved the administrators global remuneration (Executive Board and Board of Directors) for the period from April 2019 to March 2020; · The Extraordinary General Meeting held on 09/30/2019 approved the proposed change to the administrators (Executive Board and Board of Directors) global remuneration in view of the creation of the Digital Transformation and Innovation Office;			
Total remuneration	971,411.32	22,460,160.53	661,845.50	24,093,417.35

109

Total remuneration for the current fiscal year 12/31/2018 - Annual Values Board of Statutory Executive Fiscal Council Total Directors Board Total number of 10.08 7.92 5.00 23.00 members Number of paid 6.00 7.92 5.00 18.92 members Fixed annual remuneration Base Salary or 873,411.51 12,867,323.01 768,913.16 14,509,647.6 Compensation 8 Direct and Indirect 74,659.48 154,363.67 0.00 229,023.15 Benefits Participation in 0.00 0.00 0. 0.00 committees 00 Other 171,014.60 3,649,476.43 122,843.35 3,943,334.3 8 The values in the The values in the “Others” The values in the Description of other “Others” field refer to field refer to the Employee “Others” field refer fixed remunerations the Social Security Severance Payment Fund to the Social charge (INSS). (FGTS) and Social Security Security charge (INSS) charges. (INSS). Variable Pay Bonus 0.00 0.00 0.00 0.00 Profit-Sharing 0.00 0.00 0.00 0.00 Participation in 0.00 0.00 0.00 0.00 meetings Commissions 0.00 0.00 0.00 0.00 Other 0.00 0.00 0.00 0.00 Description of other variable pays Post-employment 0.00 0.00 952,917.87 952,917.87 Termination of Time 0.00 0.00 0.00 0.00 in Office Based on shareholding 0.00 0.00 0.00 0.00 (including options) 110 Total remuneration for the current fiscal year 12/31/2018 - Annual Values Board of Statutory Executive Fiscal Council Total Directors Board Total number of 10.08 7.92 5.00 23.00 members Number of paid 6.00 7.92 5.00 18.92 members Fixed annual remuneration Base Salary or 873,411.51 12,867,323.01 768,913.16 14,509,647.6 Compensation 8 Direct and Indirect 74,659.48 154,363.67 0.00 229,023.15 Benefits Participation in 0.00 0.00 0. 0.00 committees 00 Other 171,014.60 3,649,476.43 122,843.35 3,943,334.3 8 The values in the The values in the “Others” The values in the Description of other “Others” field refer to field refer to the Employee “Others” field refer fixed remunerations the Social Security Severance Payment Fund to the Social charge (INSS). (FGTS) and Social Security Security charge (INSS) charges. (INSS). Variable Pay Bonus 0.00 0.00 0.00 0.00 Profit-Sharing 0.00 0.00 0.00 0.00 Participation in 0.00 0.00 0.00 0.00 meetings Commissions 0.00 0.00 0.00 0.00 Other 0.00 0.00 0.00 0.00 Description of other variable pays Post-employment 0.00 0.00 952,917.87 952,917.87 Termination of Time 0.00 0.00 0.00 0.00 in Office Based on shareholding 0.00 0.00 0.00 0.00 (including options) 110

Notes • The President of Petrobras is a member of the Board of Directors, however such participation is not remunerated; • The members of the Board of Directors who are also members of the Audit Committee and the Conglomerate Audit Committee shall waive their remuneration as members of the Board of Directors, as o established in art. 38, § 8 of Decree n 8.945 of December 27, 2016; • Values correspond to the period from January to December 2018; • The number of members was ascertained according to CVM/SEP/Nº02/2020 Directive release; • Members of the Board of Directors and Fiscal Council are not paid any vacation-related amounts; • Values in the field “Termination of Time in Office” refer to paid quarantine; • The Petrobras General Meeting held on 4/26/2018, approved the administrators global remuneration (Executive Board and Board of Directors) for the period from April 2018 to March 2019. On the same meeting, the proposal to revise Petrobras' Bylaws was approved to change the maximum number of members of this collegiate from 10 (ten) to 11 (eleven). Total remuneration 1,119,085.59 17,624,080.98 891,756.51 19,634,923.08 111 Notes • The President of Petrobras is a member of the Board of Directors, however such participation is not remunerated; • The members of the Board of Directors who are also members of the Audit Committee and the Conglomerate Audit Committee shall waive their remuneration as members of the Board of Directors, as o established in art. 38, § 8 of Decree n 8.945 of December 27, 2016; • Values correspond to the period from January to December 2018; • The number of members was ascertained according to CVM/SEP/Nº02/2020 Directive release; • Members of the Board of Directors and Fiscal Council are not paid any vacation-related amounts; • Values in the field “Termination of Time in Office” refer to paid quarantine; • The Petrobras General Meeting held on 4/26/2018, approved the administrators global remuneration (Executive Board and Board of Directors) for the period from April 2018 to March 2019. On the same meeting, the proposal to revise Petrobras' Bylaws was approved to change the maximum number of members of this collegiate from 10 (ten) to 11 (eleven). Total remuneration 1,119,085.59 17,624,080.98 891,756.51 19,634,923.08 111

PETROBRAS

Total remuneration for the current fiscal year 12/31/2017 - Annual Values				
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	9.00	7.92	5.00	21.92
Number of paid members	5.75	7.92	5.00	18.67
Fixed annual remuneration				
Base Salary or Compensation	785,572.85	12,124,724.61	680,483.74	13,590,781.20
Direct and Indirect Benefits	59,573.59	123,405.57	0.00	182,979.16
Participation in	0.00	0.00	0.00	0.00
Other	129,700.02	3,444,714.22	119,859.38	3,694,273.62
Description of other fixed remunerations	The values in the "Others" field refer to the Social Security charge (INSS).	The values in the "Others" field refer to the Employee Severance Payment Fund (FGTS) and Social Security (INSS) charges.	The values in the "Others" field refer to the Social Security charge (INSS).	
Variable Pay				
Bonus	0.00	0.00	0.00	0.00
Profit-Sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable pays				
Post-employment	0.00	1,041,817.72	0.00	1,041,817.72
Termination of Time in Office	0.00	0.00	0.00	0.00

112

Based on 0.00 0.00 0.00 0.00 shareholding (including options) Notes • The President of Petrobras is a member of the Board of Directors, however such participation is not remunerated; • The members of the Board of Directors who are also members of the Audit Committee and the Conglomerate Audit Committee shall waive their remuneration as members of the Board of Directors, as established in art. 38, o § 8 of Decree n 8.945 of December 27, 2016; • Values correspond to the period from January to December 2017; • The number of members was ascertained according to CVM/SEP/Nº02/2020 Directive release; • Members of the Board of Directors and Fiscal Council are not paid any vacation-related amounts; • Values in the field “Termination of Time in Office” refer to paid quarantine; • The Petrobras General Meeting held on 4/27/2017, approved the administrators global remuneration (Executive Board and Board of Directors) for the period from April 2017 to March 2018. Total remuneration 974,846.46 16,734,662.12 800,343.12 18,509,851.70 113 Based on 0.00 0.00 0.00 0.00 shareholding (including options) Notes • The President of Petrobras is a member of the Board of Directors, however such participation is not remunerated; • The members of the Board of Directors who are also members of the Audit Committee and the Conglomerate Audit Committee shall waive their remuneration as members of the Board of Directors, as established in art. 38, o § 8 of Decree n 8.945 of December 27, 2016; • Values correspond to the period from January to December 2017; • The number of members was ascertained according to CVM/SEP/Nº02/2020 Directive release; • Members of the Board of Directors and Fiscal Council are not paid any vacation-related amounts; • Values in the field “Termination of Time in Office” refer to paid quarantine; • The Petrobras General Meeting held on 4/27/2017, approved the administrators global remuneration (Executive Board and Board of Directors) for the period from April 2017 to March 2018. Total remuneration 974,846.46 16,734,662.12 800,343.12 18,509,851.70 113

PETROBRAS

13.3 - Variable pay paid to the board of directors, statutory executive board and Fiscal Council

Variable pay for the current fiscal year – 2020 [2]				
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	0.00	9.00	0.00	9.00
Number of paid members [1]	0.00	9.00	0.00	9.00
Bonus				
Minimum value in the remuneration plan	0.00	0.00	0.00	0.00
Maximum value in the remuneration plan	0.00	0.00	0.00	0.00
Value in the remuneration plan if goals are achieved	0.00	0.00	0.00	0.00
Profit-Sharing				
Minimum value in the remuneration plan	0.00	0.00	0.00	0.00
Maximum value in the remuneration plan	0.00	0.00	0.00	0.00
Value in the remuneration plan if goals are achieved	0.00	0.00	0.00	0.00

Notes:

(1) Corresponds to the number of officers and directors, as applicable, to which variable pay may be attributed in the year, pursuant to Directive Release CVM/SEP/Nº02/2020.

(2) The Variable Pay Program set for Petrobras Executive Board has a first installment paid in cash and the rest of the payment deferred over the 4 years that follow, provided that its prerequisites and the goals established for it are achieved. Values referring to the second installment of the Variable Pay Program for the year 2018 and the Variable Pay Program for the year 2019, with payments scheduled for 2020,

114

PETROBRAS

are part of the administrators global amount to be resolved by the General Meeting scheduled to be held on April 22, 2020.

Variable pay ended on December 31, 2019 (2)				
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	0.00	7.67	0.00	7.67
Number of paid members (1)	0.00	7.67	0.00	7.67
Bonus				
Minimum value in the remuneration plan	0.00	0.00	0.00	0.00
Maximum value in the remuneration plan	0.00	0.00	0.00	0.00
Value in the remuneration plan if goals are achieved	0.00	0.00	0.00	0.00
Profit-Sharing				
Minimum value in the remuneration plan	0.00	0.00	0.00	0.00
Maximum value in the remuneration plan	0.00	0.00	0.00	0.00
Value in the remuneration plan if goals are achieved	0.00	0.00	0.00	0.00

Notes:

(1) Corresponds to the number of officers and directors, as applicable, to which variable pay may be attributed in the year, pursuant to Directive Release CVM/SEP/Nº02/2020.

(2) The Variable Pay Program set for Petrobras Executive Board has a first installment paid in cash and the rest of the payment deferred over the 4 years that follow, provided that its prerequisites and the goals established for it are achieved. The values referring to the first installment of the Variable Pay Program for the year 2018 were paid in 2019.

115

PETROBRAS

Fiscal Year ended December 31, 2018 [2]				
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	0.00	7.92	0.00	7.92
Number of paid members [1]	0.00	7.92	0.00	7.92
Bonus				
Minimum value in the remuneration plan	0.00	0.00	0.00	0.00
Maximum value in the remuneration plan	0.00	0.00	0.00	0.00
Value in the remuneration plan if goals are achieved	0.00	0.00	0.00	0.00
Value effectively recognized in the result of the fiscal year	0.00	0.00	0.00	0.00
Profit-Sharing				
Minimum value in the remuneration plan	0.00	0.00	0.00	0.00
Maximum value in the remuneration plan	0.00	0.00	0.00	0.00
Value in the remuneration plan if goals are achieved	0.00	0.00	0.00	0.00
Value effectively recognized in the result of the fiscal year	0.00	0.00	0.00	0.00

Notes:

(1) Corresponds to the number of officers and directors, as applicable, to which the variable pay recognized in the issuer's result for the year was attributed, pursuant to Directive Release CVM/SEP/Nº02/2020.

(2) The Variable Pay Program set for Petrobras Executive Board has a first installment paid in cash and the rest of the payment deferred over the 4 years that follow, provided that its prerequisites and the goals established for it are achieved. The values referring to the first installment of the Variable Pay Program for the year 2018 were paid in 2019.

116

PETROBRAS

Fiscal Year ended Sunday, December 31, 2017				
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	9.00	7.92	5.00	21.92
Number of paid members (1)	5.75	7.92	5.00	18.67
Bonus				
Minimum value in the remuneration plan	0.00	0.00	0.00	0.00
Maximum value in the remuneration plan	0.00	0.00	0.00	0.00
Value in the remuneration plan if goals are achieved	0.00	0.00	0.00	0.00
Value effectively recognized in the result of the fiscal year	0.00	0.00	0.00	0.00
Profit-Sharing				
Minimum value in the remuneration plan	0.00	0.00	0.00	0.00
Maximum value in the remuneration plan	0.00	0.00	0.00	0.00
Value in the remuneration plan, if goals are achieved	0.00	0.00	0.00	0.00
Value effectively recognized in the result of the fiscal year	0.00	0.00	0.00	0.00

Notes:
(1) Corresponds to the number of officers and directors, as applicable, to which the variable pay recognized in the issuer's result for the year was attributed, pursuant to Directive Release CVM/SEP/Nº02/2020.

117

13.4 - Shareholding-based remuneration plan for the board of directors and statutory board Not applicable, since the company does not distribute shareholding-based remuneration. 13.5 - Shareholding-based remuneration for the board of directors and statutory board Not applicable, since the company does not distribute shareholding-based remuneration. 13.6 - Information on the outstanding options held by the board of directors and by the statutory board Not applicable, since the company does not distribute shareholding-based remuneration. 13.7 - Options exercised and shares delivered related to the shareholding-based remuneration for the board of directors and the statutory board Not applicable, since the company does not distribute shareholding-based remuneration. 13.8 - Information required to understand the data disclosed in sections 13.5 to 13.7 - Method for pricing the value of shares and options a. Pricing model Not applicable, since the company does not have any shareholding-based remuneration plan in place. b. Data and assumptions employed in the pricing model, including the weighted average price of the shares, exercise price, expected volatility, life of the option, expected dividends and the risk- free interest rate Not applicable, since the company does not have any shareholding-based remuneration plan in place. c. Method employed and assumptions made to incorporate the expected effects of early exercise Not applicable, since the company does not have any shareholding-based remuneration plan in place. d. How to determine the expected volatility Not applicable, since the company does not have any shareholding-based remuneration plan in place. e. If any other option characteristic has been incorporated in the measurement of its fair value Not applicable, since the company does not distribute shareholding-based remuneration. 118 13.4 - Shareholding-based remuneration plan for the board of directors and statutory board Not applicable, since the company does not distribute shareholding-based remuneration. 13.5 - Shareholding-based remuneration for the board of directors and statutory board Not applicable, since the company does not distribute shareholding-based remuneration. 13.6 - Information on the outstanding options held by the board of directors and by the statutory board Not applicable, since the company does not distribute shareholding-based remuneration. 13.7 - Options exercised and shares delivered related to the shareholding-based remuneration for the board of directors and the statutory board Not applicable, since the company does not distribute shareholding-based remuneration. 13.8 - Information required to understand the data disclosed in sections 13.5 to 13.7 - Method for pricing the value of shares and options a. Pricing model Not applicable, since the company does not have any shareholding-based remuneration plan in place. b. Data and assumptions employed in the pricing model, including the weighted average price of the shares, exercise price, expected volatility, life of the option, expected dividends and the risk- free interest rate Not applicable, since the company does not have any shareholding-based remuneration plan in place. c. Method employed and assumptions made to incorporate the expected effects of early exercise Not applicable, since the company does not have any shareholding-based remuneration plan in place. d. How to determine the expected volatility Not applicable, since the company does not have any shareholding-based remuneration plan in place. e. If any other option characteristic has been incorporated in the measurement of its fair value Not applicable, since the company does not distribute shareholding-based remuneration. 118

13.9 - Participation in shares, quotas and other convertible securities, held by administrators and members of the Fiscal Council - per entity Securities Issued by the Company on 12/31/2019 Executive Board Bonds Characteristics Quantity Quota FGTS 265 Quota Investment Fund 0 Common Shares 0 Preferred Shares 17,100 Board of Directors* Bonds Characteristics Quantity Quota FGTS 0 Quota Investment Fund 0 Common Shares 1,136 Preferred Shares 45,261 Fiscal Council** Bonds Characteristics Quantity Quota FGTS 0 Quota Investment Fund 0 Common Shares 0 Preferred Shares 9,310 (*) Does not include the position held by external members of Board of Directors advisory committees (**) Includes position held by surrogates The members of the Board of Directors, Statutory Executive Board or Fiscal Council did not hold, on the closing date of the last fiscal year, neither directly nor indirectly, any shares or quotas, in Brazil or abroad, or any other securities convertible into shares or quotas, issued by the company or company’s direct or indirect controllers and/or companies controlled or under common control, other than those listed in the tables above. 119 13.9 - Participation in shares, quotas and other convertible securities, held by administrators and members of the Fiscal Council - per entity Securities Issued by the Company on 12/31/2019 Executive Board Bonds Characteristics Quantity Quota FGTS 265 Quota Investment Fund 0 Common Shares 0 Preferred Shares 17,100 Board of Directors* Bonds Characteristics Quantity Quota FGTS 0 Quota Investment Fund 0 Common Shares 1,136 Preferred Shares 45,261 Fiscal Council** Bonds Characteristics Quantity Quota FGTS 0 Quota Investment Fund 0 Common Shares 0 Preferred Shares 9,310 (*) Does not include the position held by external members of Board of Directors advisory committees (**) Includes position held by surrogates The members of the Board of Directors, Statutory Executive Board or Fiscal Council did not hold, on the closing date of the last fiscal year, neither directly nor indirectly, any shares or quotas, in Brazil or abroad, or any other securities convertible into shares or quotas, issued by the company or company’s direct or indirect controllers and/or companies controlled or under common control, other than those listed in the tables above. 119

13.10 - Information on pension plans granted to members of the Board of Directors and Statutory Officers Board of Directors Executive Board Total number of members Not applicable 7.67 Number of paid members Not applicable 7.67 Plan name Petros 2 and Petros In view of the fact that Petrobras 'administrators are statutory and, consequently, can be removed from office at any time by Number of administrators who decision of the Board of Directors or the Shareholders' Meeting, meet the conditions to retire there is no need to consider neither the quantity nor the conditions for early retirement. In view of the fact that Petrobras 'administrators are statutory and, consequently, can be removed from office at any time by Conditions for early retirement decision of the Board of Directors or the Shareholders' Meeting, there is no need to consider neither the quantity nor the conditions for early retirement. Updated accrued value of accumulated contributions up to the end of the last fiscal year, less such Not applicable R$ 988,524.94 portion related to the contributions made directly by the administrators Total accrued value of accumulated contributions made during the last fiscal year, less such portion related Not applicable R$ 988,524.94 to the contributions made directly by the administrators The pension plans have specific conditions and rules for early redemption, including the possibility of redeeming only part of the contributions made by the participants. In general, if the administrator wishes to perform the redemption, which can only be made upon termination of their relationship with the Possibility and conditions for early company, the administrator will be paid a portion of the balance redemption that refers to the portion of their contribution, and such amounts related to the account of values contributed by the company cannot be redeemed. An alternative to redemption is self-sponsorship, which makes it possible to pay the benefits of the plan without the impacts that would occur in the event losing the bond and the remuneration paid by the company. 120 13.10 - Information on pension plans granted to members of the Board of Directors and Statutory Officers Board of Directors Executive Board Total number of members Not applicable 7.67 Number of paid members Not applicable 7.67 Plan name Petros 2 and Petros In view of the fact that Petrobras 'administrators are statutory and, consequently, can be removed from office at any time by Number of administrators who decision of the Board of Directors or the Shareholders' Meeting, meet the conditions to retire there is no need to consider neither the quantity nor the conditions for early retirement. In view of the fact that Petrobras 'administrators are statutory and, consequently, can be removed from office at any time by Conditions for early retirement decision of the Board of Directors or the Shareholders' Meeting, there is no need to consider neither the quantity nor the conditions for early retirement. Updated accrued value of accumulated contributions up to the end of the last fiscal year, less such Not applicable R$ 988,524.94 portion related to the contributions made directly by the administrators Total accrued value of accumulated contributions made during the last fiscal year, less such portion related Not applicable R$ 988,524.94 to the contributions made directly by the administrators The pension plans have specific conditions and rules for early redemption, including the possibility of redeeming only part of the contributions made by the participants. In general, if the administrator wishes to perform the redemption, which can only be made upon termination of their relationship with the Possibility and conditions for early company, the administrator will be paid a portion of the balance redemption that refers to the portion of their contribution, and such amounts related to the account of values contributed by the company cannot be redeemed. An alternative to redemption is self-sponsorship, which makes it possible to pay the benefits of the plan without the impacts that would occur in the event losing the bond and the remuneration paid by the company. 120

PETROBRAS

13.11 - Maximum, minimum and average individual remuneration paid to the board of directors, statutory board and Fiscal Council

Annual values

	Statutory Executive Board			Board of Directors			Fiscal Council		
	12/31/2019	12/31/2018	12/31/2017	12/31/2019	12/31/2018	12/31/2017	12/31/2019	12/31/2018	12/31/2017
Number of members	7.67	7.92	7.92	9.75	10.08	9.00	5.00	5.00	5.00
Number of paid members	7.67	7.92	7.92	5.00	6.00	5.75	5.00	5.00	5.00
Highest remuneration value (Reals)	2,711,572.79	2,345,948.12	2,347,432.34	173,558.09	225,339.87	210,653.11	138,186.70	184,628.63	164,487.28
Lowest remuneration value (Reals)	2,023,422.94	2,017,773.48	1,860,873.09	173,558.09	180,152.78	137,072.73	138,186.70	153,857.19	164,487.28
Average remuneration value (Reals)	2,929,586.16	2,225,262.75	2,112,962.39	194,282.26	186,514.27	169,538.52	132,369.10	178,351.30	160,068.62

Note

121

Statutory Executive Board 12/31/2019 - The number of members in each entity was ascertained in the manner specified in Directive Release CVM/SEP/Nº02/2020. - The value of the lowest individual annual remuneration was calculated by excluding such members who held the office less than 12 (twelve) months. - To inform the highest remuneration, we consider all remunerations recognized in the result of the fiscal year, where the member entitled the highest individual remuneration held their office during 12 (twelve) months of the fiscal year. - We clarify that the average value of the individual remuneration corresponds to the total value of the annual remuneration paid to the Executive Board, divided by the number of paid members as directed by Directive Release CVM/SEP/Nº02/2020, both indicated in section 13.2. Such value includes such amounts related to the termination of time in office for such former members who left the Company; for this reason, the average value was higher than the value of the highest individual remuneration. 12/31/2018 - The number of members in each entity was ascertained in the manner specified in Directive Release CVM/SEP/Nº02/2020. - The value of the lowest individual annual remuneration was calculated by excluding such members who held the office less than 12 (twelve) months. - To inform the highest remuneration, we consider all remunerations recognized in the result of the fiscal year, where the member entitled the highest individual remuneration held their office during 12 (twelve) months of the fiscal year. 12/31/2017 - The number of members in each entity was ascertained in the manner specified in Directive Release CVM/SEP/Nº02/2020. - The value of the lowest individual annual remuneration was calculated by excluding such members who held the office less than 12 (twelve) months. - To inform the highest remuneration, we consider all remunerations recognized in the result of the fiscal year, where the member entitled the highest individual remuneration held their office during 12 (twelve) months of the fiscal year. Board of Directors 12/31/2019 - The number of members in each entity was ascertained in the manner specified in Directive Release CVM/SEP/Nº02/2020. - The value of the lowest individual annual remuneration was calculated by excluding such members who held the office less than 12 (twelve) months. - To inform the highest remuneration, we consider all remunerations recognized in the result of the fiscal year, where the member entitled the highest individual remuneration held their office during 12 (twelve) months of the fiscal year. - We clarify that the average value of the individual remuneration corresponds to the total value of the annual remuneration paid to the Board of Directors, divided by the number of paid members as directed by Directive Release CVM/SEP/Nº02/2020, both indicated in section 13.2. Such value includes such amounts related to the termination of time in office for such former members who left the Company; for this reason, the average value was higher than the value of the highest individual remuneration. 12/31/2018 - The number of members in each entity was ascertained in the manner specified in Directive Release CVM/SEP/Nº02/2020. - The value of the lowest individual annual remuneration was calculated by excluding such members who held the office less than 12 (twelve) months. - To inform the highest remuneration, we consider all remunerations recognized in the result of the fiscal year, where the member entitled the highest individual remuneration held their office during 12 (twelve) months of the fiscal year. 122 Statutory Executive Board 12/31/2019 - The number of members in each entity was ascertained in the manner specified in Directive Release CVM/SEP/Nº02/2020. - The value of the lowest individual annual remuneration was calculated by excluding such members who held the office less than 12 (twelve) months. - To inform the highest remuneration, we consider all remunerations recognized in the result of the fiscal year, where the member entitled the highest individual remuneration held their office during 12 (twelve) months of the fiscal year. - We clarify that the average value of the individual remuneration corresponds to the total value of the annual remuneration paid to the Executive Board, divided by the number of paid members as directed by Directive Release CVM/SEP/Nº02/2020, both indicated in section 13.2. Such value includes such amounts related to the termination of time in office for such former members who left the Company; for this reason, the average value was higher than the value of the highest individual remuneration. 12/31/2018 - The number of members in each entity was ascertained in the manner specified in Directive Release CVM/SEP/Nº02/2020. - The value of the lowest individual annual remuneration was calculated by excluding such members who held the office less than 12 (twelve) months. - To inform the highest remuneration, we consider all remunerations recognized in the result of the fiscal year, where the member entitled the highest individual remuneration held their office during 12 (twelve) months of the fiscal year. 12/31/2017 - The number of members in each entity was ascertained in the manner specified in Directive Release CVM/SEP/Nº02/2020. - The value of the lowest individual annual remuneration was calculated by excluding such members who held the office less than 12 (twelve) months. - To inform the highest remuneration, we consider all remunerations recognized in the result of the fiscal year, where the member entitled the highest individual remuneration held their office during 12 (twelve) months of the fiscal year. Board of Directors 12/31/2019 - The number of members in each entity was ascertained in the manner specified in Directive Release CVM/SEP/Nº02/2020. - The value of the lowest individual annual remuneration was calculated by excluding such members who held the office less than 12 (twelve) months. - To inform the highest remuneration, we consider all remunerations recognized in the result of the fiscal year, where the member entitled the highest individual remuneration held their office during 12 (twelve) months of the fiscal year. - We clarify that the average value of the individual remuneration corresponds to the total value of the annual remuneration paid to the Board of Directors, divided by the number of paid members as directed by Directive Release CVM/SEP/Nº02/2020, both indicated in section 13.2. Such value includes such amounts related to the termination of time in office for such former members who left the Company; for this reason, the average value was higher than the value of the highest individual remuneration. 12/31/2018 - The number of members in each entity was ascertained in the manner specified in Directive Release CVM/SEP/Nº02/2020. - The value of the lowest individual annual remuneration was calculated by excluding such members who held the office less than 12 (twelve) months. - To inform the highest remuneration, we consider all remunerations recognized in the result of the fiscal year, where the member entitled the highest individual remuneration held their office during 12 (twelve) months of the fiscal year. 122

12/31/2017 - The number of members in each entity was ascertained in the manner specified in Directive Release CVM/SEP/Nº02/2020. – - The value of the lowest individual annual remuneration was calculated by excluding such members who held the office less than 12 (twelve) months. – - To inform the highest remuneration, we consider all remunerations recognized in the result of the fiscal year, where the member entitled the highest individual remuneration held their office during 12 (twelve) months of the fiscal year. Fiscal Council 12/31/2019 - The number of members in each entity was ascertained in the manner specified in Directive Release CVM/SEP/Nº02/2020. - The value of the lowest individual annual remuneration was calculated by excluding such members who held the office less than 12 (twelve) months. - To inform the highest remuneration, we consider all remunerations recognized in the result of the fiscal year, where the member entitled the highest individual remuneration held their office during 12 (twelve) months of the fiscal year. 12/31/2018 - The number of members in each entity was ascertained in the manner specified in Directive Release CVM/SEP/Nº02/2020. - The value of the lowest individual annual remuneration was calculated by excluding such members who held the office less than 12 (twelve) months. - To inform the highest remuneration, we consider all remunerations recognized in the result of the fiscal year, where the member entitled the highest individual remuneration held their office during 12 (twelve) months of the fiscal year. - The number of members in each entity was ascertained in the manner specified in Directive Release CVM/SEP/Nº02/2020. 12/31/2017 - The value of the lowest individual annual remuneration was calculated by excluding such members who held the office less than 12 (twelve) months. - To inform the highest remuneration, we consider all remunerations recognized in the result of the fiscal year, where the member entitled the highest individual remuneration held their office during the 12 (twelve) months of the fiscal year. 123 12/31/2017 - The number of members in each entity was ascertained in the manner specified in Directive Release CVM/SEP/Nº02/2020. – - The value of the lowest individual annual remuneration was calculated by excluding such members who held the office less than 12 (twelve) months. – - To inform the highest remuneration, we consider all remunerations recognized in the result of the fiscal year, where the member entitled the highest individual remuneration held their office during 12 (twelve) months of the fiscal year. Fiscal Council 12/31/2019 - The number of members in each entity was ascertained in the manner specified in Directive Release CVM/SEP/Nº02/2020. - The value of the lowest individual annual remuneration was calculated by excluding such members who held the office less than 12 (twelve) months. - To inform the highest remuneration, we consider all remunerations recognized in the result of the fiscal year, where the member entitled the highest individual remuneration held their office during 12 (twelve) months of the fiscal year. 12/31/2018 - The number of members in each entity was ascertained in the manner specified in Directive Release CVM/SEP/Nº02/2020. - The value of the lowest individual annual remuneration was calculated by excluding such members who held the office less than 12 (twelve) months. - To inform the highest remuneration, we consider all remunerations recognized in the result of the fiscal year, where the member entitled the highest individual remuneration held their office during 12 (twelve) months of the fiscal year. - The number of members in each entity was ascertained in the manner specified in Directive Release CVM/SEP/Nº02/2020. 12/31/2017 - The value of the lowest individual annual remuneration was calculated by excluding such members who held the office less than 12 (twelve) months. - To inform the highest remuneration, we consider all remunerations recognized in the result of the fiscal year, where the member entitled the highest individual remuneration held their office during the 12 (twelve) months of the fiscal year. 123

13.12 - Remuneration or indemnity mechanisms for administrators in the event of removal from office or retirement To this date, there have been no contractual arrangements or insurance policies for company's administrators in the event of removal from office or retirement. For details related to insurance policies involving the payment or reimbursement of expenses borne by company's administrators, see section 12.11 of this Reference Form. Article 28 of Company's Bylaws sets out the quarantine, as stipulated in Law No. 12,813/2013, which deals with the conflict of interests in the performance of office or employment in the Federal Executive Branch and such impediments subsequent to the exercise of a public office or employment. The payment of such quarantine is subject to the manifestation, on a case by case basis, by the Public Ethics Committee, under the terms of the current legislation, for the members of the Executive Board and by the Petrobras Ethics Committee for the members of the Board of Directors and the Fiscal Council. Paid quarantine shall be calculated by multiplying, for a period of up to six months, the monthly compensation paid to administrators. 124 13.12 - Remuneration or indemnity mechanisms for administrators in the event of removal from office or retirement To this date, there have been no contractual arrangements or insurance policies for company's administrators in the event of removal from office or retirement. For details related to insurance policies involving the payment or reimbursement of expenses borne by company's administrators, see section 12.11 of this Reference Form. Article 28 of Company's Bylaws sets out the quarantine, as stipulated in Law No. 12,813/2013, which deals with the conflict of interests in the performance of office or employment in the Federal Executive Branch and such impediments subsequent to the exercise of a public office or employment. The payment of such quarantine is subject to the manifestation, on a case by case basis, by the Public Ethics Committee, under the terms of the current legislation, for the members of the Executive Board and by the Petrobras Ethics Committee for the members of the Board of Directors and the Fiscal Council. Paid quarantine shall be calculated by multiplying, for a period of up to six months, the monthly compensation paid to administrators. 124

PETROBRAS

13.13 - Percentage of total remuneration held by administrators and members of the Fiscal Council who are parties related to controllers

	Executive Board	Board of Directors	Fiscal Council
2017	0.00%	0.00%	0.00%
2018	0.00%	0.00%	0.00%
2019	0.00%	0.00%	0.00%

125

13.14 - Remuneration paid to administrators and members of the Fiscal Council, grouped by entity, for any reason other than the office they hold In the last 3 (three) fiscal years there was no payment of remuneration to members of the Board of Directors, the Executive Board or the Fiscal Council for any reason other than the office they hold. 12613.14 - Remuneration paid to administrators and members of the Fiscal Council, grouped by entity, for any reason other than the office they hold In the last 3 (three) fiscal years there was no payment of remuneration to members of the Board of Directors, the Executive Board or the Fiscal Council for any reason other than the office they hold. 126

13.15 - Remuneration paid to administrators and members of the Fiscal Council recognized in the result of direct or indirect controllers of companies under common control and subsidiaries of the issuer In relation to the last 3 (three) fiscal years, there are no values recognized in the results of company's direct or indirect controllers by companies under common control and subsidiaries, paid as remuneration to members of the Board of Directors, the Executive Board or the Fiscal Council, even if not related to the holding of any office in the company. 12713.15 - Remuneration paid to administrators and members of the Fiscal Council recognized in the result of direct or indirect controllers of companies under common control and subsidiaries of the issuer In relation to the last 3 (three) fiscal years, there are no values recognized in the results of company's direct or indirect controllers by companies under common control and subsidiaries, paid as remuneration to members of the Board of Directors, the Executive Board or the Fiscal Council, even if not related to the holding of any office in the company. 127

13.16 - Additional relevant information The information referring to the years 2017 to 2019 corresponds to the period of the fiscal year, that is, from January to December, consequently having no correlation with the amount that is approved at the Annual General Meeting (“AGM”), which corresponds to the period from April to March of the following year. The Annual General Meeting (AGM) held on April 26, 2018, approved the administrators global remuneration (Executive Board and Board of Directors) for the period from April 2018 to March 2019. The Extraordinary General Meeting (“EGM”) held on October 4, 2018, approved the amendment to Petrobras' Bylaws to include the creation of the Petrobras Conglomerate Audit Committee, as well as remuneration thereto. The Annual General Meeting (AGM) held on Thursday, April 25, 2019, approved the administrators global remuneration (Executive Board and Board of Directors) for the period from April 2019 to March 2020. The Extraordinary General Meeting (EGM) held on Monday, September 30, 2019 approved the proposed change to the administrators global remuneration in view of the creation of the Digital Transformation and Innovation Office. The Annual General Meeting (AGM) scheduled to be held in April 2020 will resolve on the administrators global remuneration (Executive Board and Board of Directors) for the period from April 2020 to March 2021. 128 13.16 - Additional relevant information The information referring to the years 2017 to 2019 corresponds to the period of the fiscal year, that is, from January to December, consequently having no correlation with the amount that is approved at the Annual General Meeting (“AGM”), which corresponds to the period from April to March of the following year. The Annual General Meeting (AGM) held on April 26, 2018, approved the administrators global remuneration (Executive Board and Board of Directors) for the period from April 2018 to March 2019. The Extraordinary General Meeting (“EGM”) held on October 4, 2018, approved the amendment to Petrobras' Bylaws to include the creation of the Petrobras Conglomerate Audit Committee, as well as remuneration thereto. The Annual General Meeting (AGM) held on Thursday, April 25, 2019, approved the administrators global remuneration (Executive Board and Board of Directors) for the period from April 2019 to March 2020. The Extraordinary General Meeting (EGM) held on Monday, September 30, 2019 approved the proposed change to the administrators global remuneration in view of the creation of the Digital Transformation and Innovation Office. The Annual General Meeting (AGM) scheduled to be held in April 2020 will resolve on the administrators global remuneration (Executive Board and Board of Directors) for the period from April 2020 to March 2021. 128

ANNEX II Management's comments about Petrobras financial position ANNEX II Management's comments about Petrobras financial position

ANNEX II Management Comments 10. Management’s comments 10.1 - General financial and equity conditions Management's comments included in this item 10.1, except when expressly reserved, refer to Petrobras' consolidated financial statements for the fiscal years ended on December 31, 2019, 2018 and 2017. (a) General financial and equity conditions The company's financial strategy focuses on deleveraging, whose goal is to reduce the Net Debt/adjusted EBITDA ratio to 1.5x in 2020, seeking to reduce the cost of capital to the lowest possible levels, given the financial environment. Regarding the company's equity conditions, on December 31, 2019, the consolidated shareholders' equity was R$ 299,137 million, compared to R$ 283,543 million on December 31, 2018 and R$ 269,609 million on December 31, 2017. The increase in shareholders' equity on December 31, 2019, compared to December 31, 2018, was mainly due to the profit for the period, allowing the distribution of dividends and interest on equity. The changes in shareholders' equity in 2018 were mainly due to the positive result for the year, first in a sequence of annual losses since 2014, allowing the distribution of dividends and interest on equity. In addition, there was an accrued adjustment for conversion into investees offset by the impacts of cash flow hedge on exports and by the actuarial review on other comprehensive results. Changes in shareholders' equity in 2017 are mainly due to the calculated loss assigned to Petrobras shareholders, the impacts of the cash flow hedge on exports, the actuarial review on other comprehensive results and the sale of interest in Petrobras Distribuidora without loss of control, recorded as a capital transaction. As of December 31, 2019, the company's net debt was R$ 317,867 million when compared to R$ 268,824 million on December 31, 2018 and R$ 280,752 million on December 31, 2017. The increase in the company's net debt on December 31, 2019, when compared to December 31, 2018, occurred due to the adoption of IFRS 16. Excluding the effects of IFRS16, net debt on December 31, 2019 was R$ 222,403 million, a reduction of 17% compared to December 31, 2018.The reduction in the company's net debt, on December 31, 2018, in relation to the 2017 amount was due to the resources obtained from divestments made and to the resources generated by operating activities. In the year ended December 31, 2019, the net income in 2019 reached R$ 40.1 billion, an increase of 56% compared to 2018, mainly as a result of the capital gain on divestments (mainly TAG, BR Distribuidora and upstream assets), partially offset by higher financial expenses with debt 130 ANNEX II Management Comments 10. Management’s comments 10.1 - General financial and equity conditions Management's comments included in this item 10.1, except when expressly reserved, refer to Petrobras' consolidated financial statements for the fiscal years ended on December 31, 2019, 2018 and 2017. (a) General financial and equity conditions The company's financial strategy focuses on deleveraging, whose goal is to reduce the Net Debt/adjusted EBITDA ratio to 1.5x in 2020, seeking to reduce the cost of capital to the lowest possible levels, given the financial environment. Regarding the company's equity conditions, on December 31, 2019, the consolidated shareholders' equity was R$ 299,137 million, compared to R$ 283,543 million on December 31, 2018 and R$ 269,609 million on December 31, 2017. The increase in shareholders' equity on December 31, 2019, compared to December 31, 2018, was mainly due to the profit for the period, allowing the distribution of dividends and interest on equity. The changes in shareholders' equity in 2018 were mainly due to the positive result for the year, first in a sequence of annual losses since 2014, allowing the distribution of dividends and interest on equity. In addition, there was an accrued adjustment for conversion into investees offset by the impacts of cash flow hedge on exports and by the actuarial review on other comprehensive results. Changes in shareholders' equity in 2017 are mainly due to the calculated loss assigned to Petrobras shareholders, the impacts of the cash flow hedge on exports, the actuarial review on other comprehensive results and the sale of interest in Petrobras Distribuidora without loss of control, recorded as a capital transaction. As of December 31, 2019, the company's net debt was R$ 317,867 million when compared to R$ 268,824 million on December 31, 2018 and R$ 280,752 million on December 31, 2017. The increase in the company's net debt on December 31, 2019, when compared to December 31, 2018, occurred due to the adoption of IFRS 16. Excluding the effects of IFRS16, net debt on December 31, 2019 was R$ 222,403 million, a reduction of 17% compared to December 31, 2018.The reduction in the company's net debt, on December 31, 2018, in relation to the 2017 amount was due to the resources obtained from divestments made and to the resources generated by operating activities. In the year ended December 31, 2019, the net income in 2019 reached R$ 40.1 billion, an increase of 56% compared to 2018, mainly as a result of the capital gain on divestments (mainly TAG, BR Distribuidora and upstream assets), partially offset by higher financial expenses with debt 130

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management in the capital market, higher and lower Brent prices. Net income in 2018 was R$ 25.8 billion, an increase of 5,880% compared to the same period in 2017, reflecting the higher operating profit and the improvement in the financial result due to lower interest expenses and the gain from debt renegotiation of the Eletrobras System.

In the year ended December 31, 2019, we reached an adjusted EBITDA of R$ 129.2 billion, an increase of 13% compared to 2018, due to the reduction of production costs (R$ 11.4 billion), lower contingencies (R$ 2.5 billion) and adoption of IFRS16 (R$ 17.2 billion). This positive result was partially offset by an increase in abandonment expenses (R$ 3 billion), an increase in selling expenses (R$ 3.8 billion) and a reduction in refined oil products margins. In 2018, the company posted an Adjusted EBITDA of R$ 114,9 billion, compared to the R$ 76,6 billion posted in 2017. The 50% increase in the company's Adjusted EBITDA occurred in 2018 in relation to the same period in 2017 was due to the increase of sales margins of refined oil product in the domestic market and exports. As of December 31, 2019, the adjusted Net Debt/ EBITDA ratio was 2.46x, due to the impact of the adoption of IFRS16. Excluding these effects, the net debt / adjusted EBITDA ratio was 1.99x. As of December 31, 2018, the ratio was 2.34x, and as of December 31, 2017, 3.67x.

As of December 31, 2019, the company's current liquidity ratio (thus understood as the ratio obtained by dividing current assets by current liabilities) was 0.97, compared to 1.48 on December 31, 2018 and 1.89 on December 31, 2017. The decrease in the liquidity ratio was mainly due to the increase in the balance of commercial leases due to the adoption of IFRS 16 and a lower balance of cash and cash equivalents due to the use of funds to pay bonuses related to the public sale of the transfer of rights surplus in December 2019 in the net amount of R $ 28.7 billion.

In the fiscal years ended on December 31, 2019, 2018 and 2017, the company used the resources from the partnerships and divestments program, from various sources of borrowing and financing (ECAs, banking, capital markets, among others), as well as its operational generation to supply its liquidity needs, to manage liabilities and to make investments.

b) Capital structure

The table below shows the capital structure of Petrobras which represents the financing pattern of its operations:

In million reais December 31	2019	2018	2017
Shareholders' Equity (Proprietary Capital)	299,137	283,543	269,609
Current Liabilities + Non-Current Liabilities (Third Party Capital)	626,874	576,930	561,906
Total Liabilities (Third Party Capital + Shareholders' Equity)	926,011	860,473	831,515

131

c) Payment capacity in relation to financial commitments undertaken In the year ended December 31, 2019 and in the years ended December 31, 2018 and 2017, the company used the resources provided by its operating cash generation, funding and divestments, mainly to cover debt interest and financing of investments in business areas. The company believes that through its cash and cash equivalents position, including federal government securities and time deposits maturing in more than three months, of R$ 33,309 million as of December 31, 2019, from operating cash generation, resources from divestments and access to traditional sources of financing, will maintain the ability to pay in relation to commitments made without compromising its financial health. As of December 31, 2019, the company had cash and cash equivalents of R$ 29,729 million, which, added to federal government bonds and time deposits maturing in more than three months of R$ 3,580 million, reached R$ 33,309 million. On the same date, the company had a Net Debt/Total adjusted EBITDA ratio of 2.46x, including the IFRS 16 effects on net debt. As of December 31, 2018, the company had cash and cash equivalents of R$ 53,854 million, which, added to federal government bonds and time deposits maturing in more than three months of R$ 4,198 million, reached R$ 58,052 million. On the same date, the company had a Net Debt/adjusted EBITDA ratio of 2.34x. As December 31, 2017, the company had cash and cash equivalents of R$ 74,494 million, which, added to federal government bonds and time deposits maturing in more than three months of R$ 6,237 million, reached R$ 80,731 million. On the same date, the company had a Net Debt/adjusted EBITDA ratio of 3.67x. d) Sources of financing used for working capital and investments in non-current assets In the fiscal year ended December 31, 2019, the resources generated by our operations, added to the sale of assets, were more than sufficient to cover investments, amortization of principal and interest. Operating activities arising from continuing operations generated cash flows of R$ 101,766 million for the year ended December 31, 2019. Such operations generated R$ 95,846 million in the fiscal year ended on December 31, 2018, compared to R$ 86,467 million on December 31, 2017. Among the most relevant financial funding deals and debt management that took place in the last three fiscal years, the following stand out: • In December 2019, Petrobras prepaid the financing contract with China Development Bank (CDB), reaching US$ 5 billion, with a maturity in 2027. This prepayment resulted in the end of the preferential supply obligation, under market conditions and for the same term of financing, of a total volume of 100,000 barrels of oil equivalent per day to Chinese companies. 132 c) Payment capacity in relation to financial commitments undertaken In the year ended December 31, 2019 and in the years ended December 31, 2018 and 2017, the company used the resources provided by its operating cash generation, funding and divestments, mainly to cover debt interest and financing of investments in business areas. The company believes that through its cash and cash equivalents position, including federal government securities and time deposits maturing in more than three months, of R$ 33,309 million as of December 31, 2019, from operating cash generation, resources from divestments and access to traditional sources of financing, will maintain the ability to pay in relation to commitments made without compromising its financial health. As of December 31, 2019, the company had cash and cash equivalents of R$ 29,729 million, which, added to federal government bonds and time deposits maturing in more than three months of R$ 3,580 million, reached R$ 33,309 million. On the same date, the company had a Net Debt/Total adjusted EBITDA ratio of 2.46x, including the IFRS 16 effects on net debt. As of December 31, 2018, the company had cash and cash equivalents of R$ 53,854 million, which, added to federal government bonds and time deposits maturing in more than three months of R$ 4,198 million, reached R$ 58,052 million. On the same date, the company had a Net Debt/adjusted EBITDA ratio of 2.34x. As December 31, 2017, the company had cash and cash equivalents of R$ 74,494 million, which, added to federal government bonds and time deposits maturing in more than three months of R$ 6,237 million, reached R$ 80,731 million. On the same date, the company had a Net Debt/adjusted EBITDA ratio of 3.67x. d) Sources of financing used for working capital and investments in non-current assets In the fiscal year ended December 31, 2019, the resources generated by our operations, added to the sale of assets, were more than sufficient to cover investments, amortization of principal and interest. Operating activities arising from continuing operations generated cash flows of R$ 101,766 million for the year ended December 31, 2019. Such operations generated R$ 95,846 million in the fiscal year ended on December 31, 2018, compared to R$ 86,467 million on December 31, 2017. Among the most relevant financial funding deals and debt management that took place in the last three fiscal years, the following stand out: • In December 2019, Petrobras prepaid the financing contract with China Development Bank (CDB), reaching US$ 5 billion, with a maturity in 2027. This prepayment resulted in the end of the preferential supply obligation, under market conditions and for the same term of financing, of a total volume of 100,000 barrels of oil equivalent per day to Chinese companies. 132

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- In September 2019, Petrobras issued debentures in two (2) series in the amount of R$ 3 billion, as shown in the table below:

Result of the 7th issue of debentures

Series	1st Series	2nd Series
Type	Encouraged Debenture	Encouraged Debenture
Maturity	September 15, 2029	September 15, 2034
Final rate (after bookbuilding)	IPCA + 3.60% p.a.	IPCA + 3.90% p.a.
Allocated volume	R$ 1,529,339,000.00	R$ 1,489,670,000.00

- On September 20, 2019, Petrobras and Apolo Fundo de Investimento em Direitos Creditórios entered into a Credit Rights Transfer Agreement, with no right of recourse or co-obligation, related to debts confessed by energy distributors in 2014 ("IADs 2014"), for the restated amount of R$ 8,934 million, with the financial settlement occurred on September 26, 2019 and a recorded discount of R$ 509 million, classified under financial expenses.
- In September 2019, Petrobras, through its wholly owned subsidiary Petrobras Global Finance B.V. - PGF made a tender offer, as shown in the table below:

Tender Offer Results

Securities	Identification Code (CUSIP/ISIN)	Principal Amount Due	Amount of principal accepted for repurchase[1]	Repurchase Payment[2][3]
4.375% Global Notes due in May 2023	71647NAF6 / US71647NAF69	US$ 1,500,414,000	US$ 9,606,000	US$ 1,042.98
6.250% Global Notes due in March 2024	71647NAM1 / US71647NAM11	US$ 1,984,522,000	US$ 9,978,000	US$ 1,115.45
5,299% Global Notes due in January 2025	71647N AV1, N6945A AJ6 / US71647NAV10, USN6945AAJ62	US$ 2,661,378,000	US$ 4,808,000	US$ 1,086.85
8.750% Global Notes due in May 2026	71647NAQ2 / US71647NAQ25	US$ 2,962,000,000	US$ 12,514,000	US$ 1,255.72
7,375% Global Notes due in January 2027	71647NAS8 / US71647NAS80	US$ 3,391,069,000	US$ 1,838,000	US$ 1,187.15
5,999% Global Notes due in January 2028	71647N AW9, N6945A AK3, 71647N AY5 / US71647NAW92U SN6945AAK36, US71647NAY58	US$ 4,790,114,000	US$ 6,353,000	US$ 1,098.80
5.750% Global Notes due in February 2029	71647NAZ2 / US71647NAZ24	US$ 2,623,099,000	US$ 4,438,000	US$ 1,080.12

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- In September 2019, Petrobras, through its wholly owned subsidiary Petrobras Global Finance B.V. - PGF carried out a private exchange offer, according to the tables below:

Exchange Offer Results

Securities	Identification Code (CUSIP/ISIN)	Principal Amount Due	Principal Amount Offered(1)	Value exchanged for the new securities(2)	Amount paid in cash
4.375% Global Notes due in May 2023	71647NAF6 / US71647NAF69	US$ 1,500,414,000	US$ 84,838,000	US$ 44,167,000	US$ 44,242,168.82
6.250% Global Notes due in March 2024	71647NAM1 / US71647NAM11	US$ 1,984,522,000	US$ 387,354,000	US$ 215,904,000	US$ 218,035,072.88
5,299% Global Notes due in January 2025	71647N AV1, N6945A AJ6 / US71647NAV10, USN6945AAJ62	US$ 2,661,378,000	US$ 534,813,000	US$ 290,452,000	US$ 290,628,080.46
8.750% Global Notes due in May 2026	71647NAQ2 / US71647NAQ25	US$ 2,962,000,000	US$ 906,700,000	US$ 569,041,000	US$ 569,280,662.00
7,375% Global Notes due in January 2027	71647NAS8 / US71647NAS80	US$ 3,391,069,000	US$ 1,121,312,000	US$ 665,307,000	US$ 665,577,163.84
5,999% Global Notes due in January 2028	71647N AW9, N6945A AK3, 71647N AY5 / US71647NAW92, USN6945AAK36,US71647NAY58	US$ 4,790,114,000	US$ 2,014,063,000	US$ 1,548,585,000	US$ 683,915,727.32
5.750% Global Notes due in February 2029	71647NAZ2 / US71647NAZ24	US$ 2,623,099,000	US$ 1,026,914,000	US$ 776,127,000	US$ 332,761,212.56

New Security Features

Amount(1):	US$ 4,109,583,000
Issue price:	100%
Coupon:	5.093% p.a.
Investor Return:	5.093% p.a. Equivalent to investor return (yield) of the reference US Treasury notes, set at 1.873%, plus a rate of 3.220%
Due Date:	January 15, 2030
Interest Payment Date:	January 15 and July 15 each year

(1) Does not consider US$ 50,012,000.00 in validation process, which will occur until payment date

- In August 2019, Petrobras prepaid in full a financing contract with the China Development Bank (CDB), reaching US$ 3 billion, with a maturity in 2024.

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- In August 2019, Petrobras made a prepayment of the Financial Deeds of Commitment (TCF), in the amount of R$ 2.7 billion, whose maturity would be in 2028, arising from the Mutual Obligations Agreement (AOR) that it had entered into with Petros and several labor unions in 2006 with a view to finding a solution for rebalancing plans, adjusting their regulations and closing existing legal disputes.
- In August 2019, Petrobras received R$ 1.275 billion in advance of the debt balance of the Debt Assumption Instrument signed on December 3, 2018 with Centrais Elétricas Brasileiras S.A. – Eletrobras.
- In July 2019, Petrobras, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), made a Waterfall global tender offer, as shown in the table below:

Waterfall Tender Offer Results

Securities	CUSIP/ISIN	Principal Amount Due (1)	Priority Level	Tender Offer Payment (2)	Principal Value Offered by Investors	Principal Value Accepted for Repurchase
5.625% Global Notes due in May 2043	71647NAA7 / US71647NAA72	US$ 765,979,000	1	US$ 958.75	US$ 915,000	US$ 915,000
6.750% Global Notes due in January 2041	71645WAS0 / US71645WAS08	US$ 1,199,255,000	2	US$ 1,062.50	US$ 55,000	US$ 55,000
4.375% Global Notes due in May 2023	71647NAF6 / US71647NAF69	US$ 1,645,736,000	3	US$ 1,006.25	US$ 3,275,000	US$ 3,275,000
5.299% Global Notes due in January 2025	71647N AT6, 71647N AV1, N6945A AJ6 / US71647NAT63 US71647NAV10 USN6945AAJ62	US$ 3,031,005,000	4	US$ 1,046.25	US$ 1,567,000	US$ 1,567,000
6.125% Global Notes due in January 2022	71647NAR0 / US71647NAR08	US$ 735,001,000	5	US$ 1,053.75	US$ 53,000	US$ 53,000
6.875% Global Notes due in January 2040	71645WAQ4 / US71645WAQ42	US$ 1,124,414,000	6	US$ 1,071.25	US$ 0	US$ 0
7.250% Global Notes due in March 2044	71647NAK5 / US71647NAK54	US$ 1,741,650,000	7	US$ 1,106.25	US$ 420,000	US$ 420,000
6.250% Global Notes due in March 2024	71647NAM1 / US71647NAM11	US$ 2,219,224,000	8	US$ 1,082.50	US$ 1,055,000	US$ 1,055,000
7.375% Global Notes due in January 2027	71647NAS8 / US71647HAS80	US$ 3,728,000,000	9	US$ 1,133.75	US$ 238,000	US$ 238,000
5.999% Global Notes due in January 2028	71647NAW9, N6945AAK3, 71647NAY5 / US71647NAW92, USN6945AAK36, US71647NAY58	US$ 5,486,134,000	10	US$ 1,045.00	US$ 56,130,000	US$ 56,130,000

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- In July 2019, Petrobras, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), made a Any-and-All global tender offer, as shown in the table below:

Any-and-All Tender Offer Results

Securities	CUSIP/ISIN	Principal Amount Due (1)	Principal Value Offered by Investors and Accepted for Repurchase	Total payment (2)
3.750% Global Notes due in January 2021	N/A / XS0982711987	€ 231,700,000	€ 46,664,000	€ 1,062.00
5.875% Global Notes due in March 2022	N/A / XS0716979595	€ 433,466,000	€ 84,824,000	€ 1,148.75
4.250% Global Notes due in October 2023	N/A / XS0835890350	€ 408,501,000	€ 37,245,000	€ 1,140.00
4.750% Global Notes due in January 2025	N/A / XS0982711714	€ 693,332,000	€ 53,683,000	€ 1,146.25
6.250% Global Notes due in December 2026	N/A / XS0718502007	€ 700,000,000	€ 84,718,000	€ 1,146.25
5.375% Global Notes due in October 2029	N/A / XS0835891838	€ 418,988,000	€ 28,110,000	€ 1,058.75
6.625% Global Notes due in January 2034	N/A / XS0982711474	€ 600,000,000	€ 139,684,000	€ 1,135.00

(1) Includes notes issued by Petrobras and its affiliates
(2) Values per €1,000 or €1,000

- In June 2019, Petrobras closed the sale transaction of 90% of its stake in Transportadora Associada de Gás ("TAG"), of which R$ 2.0 billion was used to settle TAG's debt with BNDES.

- In March 2019, Petrobras completed, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), the securities offer in the international capital market (Global Notes), in the amount of US$ 3 billion, of which US$ 750 million with the reopening of the securities due in 2029 and US$ 2.25 billion with the issue of new securities due in 2049.

- In March 2019, Petrobras prepaid Export Credit Notes with Banco do Brasil, reaching R$ 7.0 billion, due in 2022.

- In March 2019, Petrobras signed a revolving credit facility (RCF) in the amount of US$ 3.25 billion, maturing in March 2024, which can be extended up to two years. The contract, signed with 18 banks, allows the company to make withdrawals from such line until the month prior to maturity.

- In March 2019, Petrobras, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), made a tender offer in the international market, as shown in the table below:

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Waterfall Tender Offer Partial Results

Securities	CUSIP/ISIN	Principal Amount Due[1]	Priority Level	Total payment[2][3]	Principal Value Offered by Investors	Principal Value Accepted for Repurchase
5.299% Global Notes due in January 2025	71647N AT6, 716471 AV1, N69454A AJ6 / US71647NAT63, US71647NAV10, USN6945AAJ62	US$ 3,539,166,000	1	US$ 1,018.75	US$ 504,435,000	US$ 504,435,000
5.375% Global Notes due in January 2021	71645W AR2 / US71645WAR25	US$ 1,103,876,000	2	US$ 1,036.25	US$ 137,643,000	US$ 137,643,000
6.125% Global Notes maturing in January 2022	71647N AR0 / US71647NAR08	US$ 1,296,881,000	3	US$ 1,062.50	US$ 561,301,000	US$ 561,301,000
6.250% Global Notes due in March 2024	71647N AM1 / US71647NAM11	US$ 2,439,500,000	4	US$ 1,067.50	US$ 217,133,000	US$ 217,133,000
3.750% Global Notes due in January 2021	N/A / XS0982711987	€ 283,290,000	5	€ 1,063.75	€ 51,590,000	€ 51,590,000
8.375% GLOBAL NOTES maturing in May 2021	71647N AP4 / US71647HAP42	US$ 901,967,000	6	US$ 1,105.00	US$ 438,521,000	US$ 438,521,000
4.250% Global Notes maturing in October 2023	N/A / XS0835890350	€ 454,807,000	7	€ 1,105.00	€ 46,306,000	€ 46,306,000
4.750% Global Notes due in January 2025	N/A / XS0982711714	€ 800,000,000	8	€ 1,110.00	€ 104,268,000	€ 104,268,000
5.875% Global Notes due in March 2022	N/A / XS0716979595	€ 600,000,000	9	€ 1,136.25	€ 166,434,000	€ 166,434,000

(1) Includes notes issued by Petrobras and its affiliates
(2) Values per €1,000 or €1,000
(3) Includes Premium of US$ 30.00 for US$1.000 of principal of each series of notes denominated in US dollars accepted for repurchase and € 30.00 for € 1,000 of principal of each series of notes denominated in euros accepted for repurchase

- In March 2019, Petrobras, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), repurchased the 4.375% global security due in 2023, as shown in the table below:

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Any-and-All Tender Offer Results

Title	CUSIP/ISIN	Principal Amount Due[1]	Principal Value Offered by Investors and Accepted for Repurchase	Total payment[2]
4.375% Global Notes due in May 2023	71647NAF6/ US71647NAF69	US$ 3,117,147,000	US$ 1,440,420,000	US$ 1,015.00

(1) Includes securities held by Petrobras or its affiliates.
(2) Values in US$ 1,000

- In February 2019, Petrobras carried out prepayment transactions reaching R$ 5.9 billion and US$ 1 billion, as shown in the table below:

Prepayment transactions (in millions)

Bank	Pre-payments	Original maturity
Itaú	R$ 95	2021
	R$ 313	2023
	R$ 386	2024
BNDES	R$ 21	2021
	R$ 703	2023
	R$ 140	2024
	R$ 348	2026
Votorantim	R$ 161	2023
Caixa Econômica Federal	R$ 3,734	2023
Standard Chartered Bank	US$ 1,000	2022

- In February 2019, Petrobras completed the bookbuilding of the sixth (6th) issuance of simple, unsecured, nonconvertible debentures of the company, resulting in the total amount of three billion and six hundred million reais (R$ 3,600,000,000.00), as shown in the table below:

138

PETROBRAS

Issuance of debentures

Series	1st Series	2ndt Series	3rd Series
Type	Encouraged Debenture	Encouraged Debenture	Non-Encouraged Debenture
Maturity	January 15, 2026	January 15, 2029	January 15, 2026
Final Fee (after Bookbuilding)	IPCA + 4.0460% p.a. (equivalent to Treasury IPCA + 2026 - 0.20% pa)	IPCA + 4.2186% p.a. (equivalent to Treasury IPCA + +2028 - 0.10% pa)	106.25% of CDI
Allocated Volume (R$)	898,397,000	1,694,089,000	1,007,514,000

- In December 2018, Petrobras carried out prepayment and contracting of new financing, as shown in the tables below:

Prepayment transaction

Institution	Prepayment amount (R$ million)	Original maturity
BNDES	2,560	2025

Prepayment transaction and new financing

Institution	Prepayment amount (US$ million)	Original maturity	New financing amount (US$ million)	New maturity date
Citibank	650	2020	650	2024

New financing contracting

Institution	New financing amount (US$ million)	Maturity
Bank of America	500	2024

- In December 2018, Petrobras through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF) repurchased securities delivered by investors in volumes equivalent to US$ 1,212,255,091, of which (i) US$ 1,065,376,000 for Group 1 securities and (ii) US$ 107,621,000 and £ 31,012,000 for Group 2 securities. Tables 1 and 2 summarize the transaction results, the nominal value of the securities accepted for repurchase and the cut-off premium for each series.

139

Results of Group 1 Tender Offer Principal Principal Value Value Accepted (1) Principal Value Offered by for Minimum Cut-off Total payment (1) (2) (1) (2) Securities CUSIP/ISIN Due Investors Repurchase Price Premium 5,375% Global 71645WAR2 / US$ US$ US$ Notes due in US$ 997.50 US$ 30.00 US$ 1,027.50 US71645WAR25 1,211,450,000 117,016,000 107,574,000 January 2021 8.375% Global 71647NAP4 / US$ US$ US$ Notes due US$ 1,067.50 US$ 30.00 US$ 1,097.50 US71647NAP42 1,239,981,000 362,830,000 338,014,000 May 202l 6,125% Global 7I647NAR0 / US$ US$ US$ Notes due in US$ 1,007.50 US$ 30.00 US$ 1,037.50 US71647NAR08 1,522,388,000 248,170,000 225,507,000 January 2022 4,375% Global 71647NAF6 / US$ US$ US$ Notes due in US$ 935.00 US$ 30.00 US$ 965.00 US71647NAF69 3,412,000,000 337,360,000 294,853,000 May 2023 (1) Values in US$ 1,000 or £ 1,000 (2) Includes the Early Offering Premium Results of Group 2 Tender Offer Principal Value Principal Accepted Amount for Principal Offered by Repurcha Minimum Cut-off Total payment (1) (2) (1) (1) (2) Securities CUSIP/ISIN Value Due Investors se Price Premium 5.375% Global NA / Notes due in £ 450,000,000 £ 31,012,000 £ 31,012,000 £ 912.50 £ 37.50 £ 950.00 XS0835891838 October 2029 6,875% Global 71645WAQ4 / US$ US$ US$ Notes due in US$ 930.00 US$ 37.50 US$ 967.50 US71645WAQ42 1,160,615,000 36,135,000 36,135,000 January 2040 6,750% Global 71645WAS0 / US$ US$ US$ Notes due in US$ 922.50 US$ 37.50 US$ 960.00 US7164SWAS08 1,222,574,000 23,079,000 23,079,000 January 2041 5.625% Global 71647NAA7 / US$ US$ US$ Notes due in US$ 820.00 US$ 37.50 US$ 857.50 US71647NAA72 814,406,000 48,407,000 48,407,000 May 2043 (1) Values in US$ 1,000 or £ 1,000 (2) Includes the Early Offering Premium • In November 2018, Petrobras prepaid bank debts reaching US$ 1.35 billion, as shown in the table below 140 Results of Group 1 Tender Offer Principal Principal Value Value Accepted (1) Principal Value Offered by for Minimum Cut-off Total payment (1) (2) (1) (2) Securities CUSIP/ISIN Due Investors Repurchase Price Premium 5,375% Global 71645WAR2 / US$ US$ US$ Notes due in US$ 997.50 US$ 30.00 US$ 1,027.50 US71645WAR25 1,211,450,000 117,016,000 107,574,000 January 2021 8.375% Global 71647NAP4 / US$ US$ US$ Notes due US$ 1,067.50 US$ 30.00 US$ 1,097.50 US71647NAP42 1,239,981,000 362,830,000 338,014,000 May 202l 6,125% Global 7I647NAR0 / US$ US$ US$ Notes due in US$ 1,007.50 US$ 30.00 US$ 1,037.50 US71647NAR08 1,522,388,000 248,170,000 225,507,000 January 2022 4,375% Global 71647NAF6 / US$ US$ US$ Notes due in US$ 935.00 US$ 30.00 US$ 965.00 US71647NAF69 3,412,000,000 337,360,000 294,853,000 May 2023 (1) Values in US$ 1,000 or £ 1,000 (2) Includes the Early Offering Premium Results of Group 2 Tender Offer Principal Value Principal Accepted Amount for Principal Offered by Repurcha Minimum Cut-off Total payment (1) (2) (1) (1) (2) Securities CUSIP/ISIN Value Due Investors se Price Premium 5.375% Global NA / Notes due in £ 450,000,000 £ 31,012,000 £ 31,012,000 £ 912.50 £ 37.50 £ 950.00 XS0835891838 October 2029 6,875% Global 71645WAQ4 / US$ US$ US$ Notes due in US$ 930.00 US$ 37.50 US$ 967.50 US71645WAQ42 1,160,615,000 36,135,000 36,135,000 January 2040 6,750% Global 71645WAS0 / US$ US$ US$ Notes due in US$ 922.50 US$ 37.50 US$ 960.00 US7164SWAS08 1,222,574,000 23,079,000 23,079,000 January 2041 5.625% Global 71647NAA7 / US$ US$ US$ Notes due in US$ 820.00 US$ 37.50 US$ 857.50 US71647NAA72 814,406,000 48,407,000 48,407,000 May 2043 (1) Values in US$ 1,000 or £ 1,000 (2) Includes the Early Offering Premium • In November 2018, Petrobras prepaid bank debts reaching US$ 1.35 billion, as shown in the table below 140

PETROBRAS

Bank	Value (US$ million)	Original maturity
Bank of America	500	2023
Intesa Sanpaolo	850	2022

- In October 2018, Petrobras prepaid a debt with Banco Santander, in the amount of US$ 1 billion, with maturity in 2023. At the same time, it signed with the same institution a new credit line, in the amount of US$ 750 million, due in October 2028 and with more competitive financial costs.
- In October 2018, Petrobras prepaid a debt with Banco do Brasil, in the amount of R$ 2 billion, whose maturity would be in 2020. At the same time, it signed a committed credit line with the same institution, in the amount of R$ 2 billion, maturing in October 2025.
- In September 2018, Petrobras prepaid a US$ 750 million financial leasing operation on the P-52 platform, contracted in March 2016 with ICBC Leasing (Industrial and Commercial Bank of China Leasing), whose original maturity was in March 2026.
- In August 2018, Petrobras, directly or through its subsidiaries, performed prepayment (HSBC), renegotiation (HSBC and Bank of China) and financing (New Development Bank) operations, as shown in the table below::

Bank	Prepayment (US$ million)	Renegotiation / Financing (US$ million)	Original maturity	New maturity date
HSBC	250		2022	
		250	2023	2024
		250	2023	2023
Bank of China		500	2020	2023
New Development Bank		200		2030

- In July 2018, Petrobras prepaid bank debts reaching US$ 975 million, as shown in the table below:

Bank	Prepayment Date	Prepayment Amount (US$ million)	Original Maturity
Bank of America	7/25/2018	325	2022
Safra	7/31/2018	150	2022
MUFG	8/3/2018	500	2022

- In July 2018, Petrobras renegotiated the extension of the payment term of a debt with Mizuho Bank, in the amount of US$ 1 billion, whose maturity would be in two tranches, one in 2020 and the other in 2022. This transaction had no impact on the income for the year

141

PETROBRAS

pursuant to IFRS 9/CPC 48. The new conditions of the credit line include maturity in 2024 and more competitive financial costs.

- In June 2018, Petrobras prepaid a debt with the bank Citibank, NA, in the amount of US$ 500 million, with maturity in 2022.
- In June 2018, Petrobras prepaid a debt with the bank Crédit Agricole CIB, in the amount of US$ 500 million, whose maturity would be in 2022. At the same time, it withdrew a new credit line with the same institution, in the amount of US$ 400 million, with maturity in 2024 and more competitive financial costs.
- In June 2018, Petrobras prepaid a credit line with The Bank of Nova Scotia, in the amount of US$ 750 million, with maturity in 2022. At the same time, it contracted a new financing with the same bank, of equal value, but with more competitive financial costs, with maturity in 2023.
- In June 2018, Petrobras, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), completed the financial settlement of a buyback offer of the 3,750% Global Notes due in January 2021, 4,250% Global Notes due in October 2023, 6,125% Global Notes due in January 2022, 5,625% Global Notes due in May 2043, 6.750% Global Notes due in January 2041, 6.875% Global Notes due in January 2040, as shown in the tables below:

Securities	CUSIP/ISIN	Principal Amount Due (1)	Priority Level	Total payment(2)(3)	Principal Value Offered by Investors	Principal Value Accepted for Repurchase	Pro-Rata Acceptance Factor
3.750% *Global Notes* maturing in January 2021	N/A / XS0982711987	€ 364,229,000	1	€ 1,075.00	€ 100,939,000	€ 100,939,000	100%
4.250% *Global Notes* due October 2023	N/A/ XS0635890350	$ 700,000,000	2	€ 1,082.50	€ 245,193,000	€ 245,193,000	100%
6.125% *Global Notes* maturing in January 2022	71647NAR0/ US71647NAR08	US$ 3,000,000,000	3	US$ 1,057.50	US$ 2,237,229,000	US$ 1,477,612,000	66.07%
4.375% *Global Notes* due May 2023	71647NAF6/ US71647NAF69	US$ 3,500,000,000	4	US$ 976.50	US$ 1,426,032,000	US$ 0	0%
5.375% Global Notes due in January 2021	71645WAR2/ US71645WAR25	US$ 1,216,850,000	5	US$ 1,038.75	US$ 198,154,000	US$ 0	0%
8.375% Global Notes due in May 2021	71647NAP4/ US71647NAP42	US$ 1,239,981,000	6	US$ 1,130.00	US$ 598,896,000	US$ 0	0%

(1) As of the date of this document, it includes securities held by Petrobras or its affiliates.
(2) Amounts in US$ 1,000 or € 1,000, as applicable.
(3) Includes the Early Offer Premium equivalent to US$ 30.00 for US$ 1,000 of principal for each series of securities denominated in US dollars accepted in the repurchase and € 30.00 for € 1,000 of principal for each series of securities denominated in Euros accepted in the repurchase.

142

PETROBRAS

Securities	CUSIP/ISIN	Principal Amount Due [1]	Priority Level	Total payment[2] [3]	Principal Value Offered by Investors	Principal Value Accepted for Repurchase	Pro-Rata Acceptance Factor
5.625% *Global Notes* due May 2043	71647NAA7 / US71647NAA72	US$1.750.000.000	1	US$ 845.00	US$ 915,394,000	US$ 915,394,000	100%
6.750% Global Notes due in January 2041	71645WAS0 / US71645WAS08	US$ 2,250,000,000	2	US$ 950.00	US$ 1,007,126,000	US$ 1,007,126,000	100%
6.875% *Global Notes* maturing in January 2040	71645WAQ4 / US71645WAQ42	US$ 1,500,000,000	3	US$ 960.00	US$ 385,138,000	US$ 280,785,000	73%
5.999% *Global Notes* maturing in January 2028	71647NAW9, N6945A AK3 / US71647NAW92, USN6945AAK36	US$ 5,836,134,000	4	US$ 965.00	US$ 3,481,674,000	US$ 0	0%
5.299% *Global Notes* maturing in January 2025	71647NAT6, N6945A AJ6 / US71647NAT63, USN6945AAJ62	US$ 3,759,866,000	5	US$ 975.00	US$ 2,181,194,000	US$ 0	0%

(1) As of the date of this document, it includes securities held by Petrobras or its affiliates.
(2) Values in US$ 1,000.
(3) Includes the Early Offering Premium equivalent to US$ 30.00 per US$ 1,000 of principal for each series of titles denominated in US dollars accepted in the repurchase.

- In June 2018, Petrobras signed a committed credit line in the amount of R$ 2 billion with Banco Bradesco, maturing in June 2023.
- In May 2018, Petrobras received US$ 900 million, related to the disbursement of the first installment of the financing contracted with the Export-Import Bank of China ("China Exim Bank"), in the total amount of US$ 1 billion. Its remaining balance, of US$ 100 million, is expected to be disbursed by May 2019.
- In May 2018, Petrobras made the following prepayments: i) US$ 300 million, with Banco Safra, whose maturity would be in January 2023; and ii) US$ 600 million, with Banco JP Morgan, maturing in September 2022.
- In May 2018, Petrobras, through its wholly owned subsidiary, Petrobras Global Finance B.V. (PGF), completed the financial settlement of the early redemption of 5,750% Global Notes and 4.875% Global Notes, in US dollars, both maturing in 2020. The total redemption amount was around US$ 1.4 billion.
- In April 2018, Petrobras, through its subsidiaries Companhia Integrada Têxtil de Pernambuco - CITEPE and Companhia Petroquímica de Pernambuco - PETROQUÍMICASUAPE, prepaid financing contracts in the total amount of R$ 1.73 billion, of which R$ 1.59 billion with the National Bank for Economic and Social Development (BNDES), and R$ 142 million with Banco do Nordeste do Brasil S.A. (BNB).

143

• In April 2018, Petrobras signed, through its wholly owned subsidiary Petrobras Global Trading B.V. - PGT, a financing contract in the amount of up to US$ 400 million with Crédit Agricole Corporate Investment Bank (CACIB), guaranteed by the UK Export Credit Agency - UK Export Finance (UKEF). The contract matures in 2029 and the funds will support the acquisition of goods and services from suppliers in the United Kingdom in Petrobras projects. • In March 2018, Petrobras, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), completed the financial settlement of the Floating Rate Global Notes repurchase offer, maturing in March 2020, 3,750% Global Notes maturing in January 2021, 5,375% Global Notes maturing in January 2021, and 8.375% Global Notes due in May 2021, as shown in the table below: Table 1 - Results of the Repurchase Offer Prio Principal Value Principal Value Principal rity Tender Offer Total Securities CUSIP/ISIN Offered by Accepted for (1) (2) (3) Amount Due Leve Payment payment Investors Repurchase l Floating Rate 71647N AL3 / US$ Global Notes due 1 US$ 1,020.00 US$ 1,050.00 US$ 96,314,000 US$ 96,314,000 US71647NAL38 181,695,000 in March 2020 3.750% Global N/A / Notes due in € 750,000,000 2 € 1,047.50 € 1,077.50 € 365,771,000 € 365,771,000 XS0982711987 January 2021 5.375% Global 71645W AR2 / US$ US$ Notes due in US$ 2,712,805,000 3 US$ 1,022.50 US$ 1,052.50 U571645WAR25 1,495,955,000 1,495,955,000 January 2021 8.375% Global 71647N AP4 / US$ US$ Notes due in May US$ 2,844,529,000 4 US$ 1,113.75 US$ 1,143.75 US71647NAP42 2,175,327,000 1,604,548,000 2021 6.125% Global 71647N AR0 / US$ Notes due in US$ 3,000,000,000 S US$ 1,046.25 US$ 1,076.25 US$ 0 US71647NAR08 2,328,891,000 January 2022 4.375% Global 71647N AF6 / US$ USS Notes due in May 6 US$ 966.25 US$ 996.25 US$ 0 US71647NAF69 3,500,000,000 1,542,894,000 2023 (1) Includes securities held by Petrobras or its affiliates (2) Values in US$ 1,000 or €1,000 (3) Includes the Early Offering Premium • In March 2018, Petrobras signed a committed credit line in the amount of R$ 2 billion with Banco do Brasil, due in February 2023. Through the instrument, the company will be able to make withdrawals from the credit line up to the month before maturity. • In March 2018, Petrobras signed a revolving credit facility (RCF) with a syndicate of 17 banks, in the amount of US$ 4.35 billion, maturing in March 2023. Through the instrument, the company will be able to make withdrawals from the credit line up to the month before maturity. 144 • In April 2018, Petrobras signed, through its wholly owned subsidiary Petrobras Global Trading B.V. - PGT, a financing contract in the amount of up to US$ 400 million with Crédit Agricole Corporate Investment Bank (CACIB), guaranteed by the UK Export Credit Agency - UK Export Finance (UKEF). The contract matures in 2029 and the funds will support the acquisition of goods and services from suppliers in the United Kingdom in Petrobras projects. • In March 2018, Petrobras, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), completed the financial settlement of the Floating Rate Global Notes repurchase offer, maturing in March 2020, 3,750% Global Notes maturing in January 2021, 5,375% Global Notes maturing in January 2021, and 8.375% Global Notes due in May 2021, as shown in the table below: Table 1 - Results of the Repurchase Offer Prio Principal Value Principal Value Principal rity Tender Offer Total Securities CUSIP/ISIN Offered by Accepted for (1) (2) (3) Amount Due Leve Payment payment Investors Repurchase l Floating Rate 71647N AL3 / US$ Global Notes due 1 US$ 1,020.00 US$ 1,050.00 US$ 96,314,000 US$ 96,314,000 US71647NAL38 181,695,000 in March 2020 3.750% Global N/A / Notes due in € 750,000,000 2 € 1,047.50 € 1,077.50 € 365,771,000 € 365,771,000 XS0982711987 January 2021 5.375% Global 71645W AR2 / US$ US$ Notes due in US$ 2,712,805,000 3 US$ 1,022.50 US$ 1,052.50 U571645WAR25 1,495,955,000 1,495,955,000 January 2021 8.375% Global 71647N AP4 / US$ US$ Notes due in May US$ 2,844,529,000 4 US$ 1,113.75 US$ 1,143.75 US71647NAP42 2,175,327,000 1,604,548,000 2021 6.125% Global 71647N AR0 / US$ Notes due in US$ 3,000,000,000 S US$ 1,046.25 US$ 1,076.25 US$ 0 US71647NAR08 2,328,891,000 January 2022 4.375% Global 71647N AF6 / US$ USS Notes due in May 6 US$ 966.25 US$ 996.25 US$ 0 US71647NAF69 3,500,000,000 1,542,894,000 2023 (1) Includes securities held by Petrobras or its affiliates (2) Values in US$ 1,000 or €1,000 (3) Includes the Early Offering Premium • In March 2018, Petrobras signed a committed credit line in the amount of R$ 2 billion with Banco do Brasil, due in February 2023. Through the instrument, the company will be able to make withdrawals from the credit line up to the month before maturity. • In March 2018, Petrobras signed a revolving credit facility (RCF) with a syndicate of 17 banks, in the amount of US$ 4.35 billion, maturing in March 2023. Through the instrument, the company will be able to make withdrawals from the credit line up to the month before maturity. 144

• In February 2018, Petrobras completed, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), a securities offer in the international capital market (Global Notes) in the amount of US$ 2 billion. The proceeds from the sale of securities were used for the voluntary early settlement of 3,000% Global Notes, in US Dollars, due in January 2019, 7.875% Global Notes, in US Dollars, due in March 2019, and 3,250% Global Notes, in Euros, due in April 2019. Key information on the issuing are shown below: Securities maturing in 2029 Amount US$ 2 billion Coupon 5.750% Issue price 98.402% Investor return 5.950% Maturity 2/1/2029 First interest payment 8/1/2018 Interest payment dates February 1st and August 1st of each year • In February 2018, Petrobras issued Export Credit Note No. 318 000 229, in the amount of R$ 2.5 billion, Export Credit Note 318 000 230, in the amount of R$ 2.0 billion, and the Export Credit Note 318 000 231, in the amount of R$ 2.0 billion, all in favor of Banco do Brasil, maturing in December 2024. • In December 2017, Petrobras contracted financing with the China Development Bank (“CDB”), in the amount of US$ 5.0 billion. • In December 2017, Petrobras made, directly or through its subsidiaries, debt prepayments, which reached US$ 5.1 billion, with the following creditors: BNDES, Morgan Stanley, Export Development Canada (EDC), Santander, The Bank of Tokyo-Mitsubishi UFJ, Citibank, Kreditanstalt für Wiederaufbau (KFW), JP Morgan, HSBC and Japan Bank for International Cooperation (JBIC). • Between October and December 2017, Petrobras, directly or through its subsidiaries, carried out prepayments (US$ 1.28 billion), renegotiation (US$ 1.6 billion) and contracting of new financing (US$ 300 million), as shown in the tables below. 145 • In February 2018, Petrobras completed, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), a securities offer in the international capital market (Global Notes) in the amount of US$ 2 billion. The proceeds from the sale of securities were used for the voluntary early settlement of 3,000% Global Notes, in US Dollars, due in January 2019, 7.875% Global Notes, in US Dollars, due in March 2019, and 3,250% Global Notes, in Euros, due in April 2019. Key information on the issuing are shown below: Securities maturing in 2029 Amount US$ 2 billion Coupon 5.750% Issue price 98.402% Investor return 5.950% Maturity 2/1/2029 First interest payment 8/1/2018 Interest payment dates February 1st and August 1st of each year • In February 2018, Petrobras issued Export Credit Note No. 318 000 229, in the amount of R$ 2.5 billion, Export Credit Note 318 000 230, in the amount of R$ 2.0 billion, and the Export Credit Note 318 000 231, in the amount of R$ 2.0 billion, all in favor of Banco do Brasil, maturing in December 2024. • In December 2017, Petrobras contracted financing with the China Development Bank (“CDB”), in the amount of US$ 5.0 billion. • In December 2017, Petrobras made, directly or through its subsidiaries, debt prepayments, which reached US$ 5.1 billion, with the following creditors: BNDES, Morgan Stanley, Export Development Canada (EDC), Santander, The Bank of Tokyo-Mitsubishi UFJ, Citibank, Kreditanstalt für Wiederaufbau (KFW), JP Morgan, HSBC and Japan Bank for International Cooperation (JBIC). • Between October and December 2017, Petrobras, directly or through its subsidiaries, carried out prepayments (US$ 1.28 billion), renegotiation (US$ 1.6 billion) and contracting of new financing (US$ 300 million), as shown in the tables below. 145

PETROBRAS

Prepayment transaction

Institution	New financing amount (US$ million)	Original Maturity
JP Morgan	730	2018 and 2019

Existing financing renegotiation transactions*

Institution	Prepayment Amount (US$ million)	Original Maturity	Amount of renegotiated financing (US$ million)	New maturity
HSBC	400	2019	750	2022 and 2023
Intesa Sanpaolo	150	2020	850	2022

(*) This transaction had no impact on the income for the period pursuant to IAS 39/CPC 38.

Contracting of new financing

Institution	New financing value (US$ million)	Maturity
Safra	300	2023

- In November 2017, Petrobras, through its wholly-owned subsidiary Petrobras Netherlands B.V., raised funds with a syndicate of commercial banks, led by the Standard Chartered Bank, in the amount of US$ 1 billion, simultaneously prepaying the financing with Standard Chartered, worth US$ 500 million, which would mature in December 2018.
- In September 2017, Petrobras, through its subsidiary PGT, carried out prepayment, renegotiation and new financing contracts, reaching US$ 6.3 billion, as shown below.

Financing prepayment transactions Institution

Institution	Prepayment Amount (US$ million)	Original Maturity
BNP Paribas	1,000	2019
Bank of China	1,000	2019
HSBC	666	2018

Renegotiation of existing financing*

Institution	Amount of renegotiated financing (US$ million)	Original Maturity	New maturity
Mizuho Bank	570	2018 and 2019	2021 and 2022

(*) This transaction had no impact on the income for the period pursuant to IAS 39/CPC 38.

146

PETROBRAS

Pre-payment and contracting of new financing

Institution	Prepayment Amount (US$ million)	Original Maturity	Financing amount (US$ million)	New maturity
Bank of America	1,500	2018 and 2019	1,125	2022 and 2023

- In September 2017, Petrobras settled financing with BNDES, in the amount of R$ 1.4 billion, whose maturity would be in 2024.
- In September 2017, Petrobras, through its subsidiary Petrobras Global Trading - PGT, prepaid financing with JPMorgan Chase Bank, NA, in the total amount of US$ 1.13 billion, with maturities between June 2019 and March 2020. At the same time, it contracted new financing with this institution, in the amount of US$ 847.5 million and maturity in 2022.
- In September 2017, Petrobras, through its wholly owned subsidiary Petrobras Global Trading - PGT, prepaid US$ 250 million of a portion of a US$ 1 billion financing with Banco Crédit Agricole CIB, with a term until December 2020 and the renegotiation of the remaining US$ 750 million with an extension of the maturity to December 2022. This transaction had no impact on income for the period pursuant to IAS 39/CPC 38.
- In September 2017, Petrobras, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), completed the settlement of the following transactions described below: (i) Global Securities Offering, (ii) Private Exchange Offer, and (iii) Repurchase Offer.

(i) Global Securities Offering: The company, through its wholly owned subsidiary Petrobras Global Finance B.V. - PGF, settled the transaction for the issue of US$ 2 billion in new securities maturing in 2025 and 2028, which were priced on 09/18/17, as shown in table VII below.

Result of the global securities issue

	Securities maturing in 2025	Securities maturing in 2028
Amount	US$ 1 billion	US$ 1 billion
Coupon Issue Price Investor return	5.299% p.a.	5.999% p.a.
	100.00%	100.00%
	5.300% p.a.	6.000% p.a.
Maturity	1/27/2025	1/27/2028
First interest payment	1/27/2018	
Interest payment dates	January 27 and July 27 each year	

147

PETROBRAS

(ii) Private Exchange Offer: In the final result of the Exchange Offering transaction, holders of securities in volumes equivalent to US$ 6,768,287,000.00 accepted the terms of the transaction conditions previously announced by Petrobras Global Finance B.V - PGF. Of this amount, US$ 2,599,110,000.00 in equivalent volumes will be renegotiated for the new 5.299% Global Notes maturing in 2025, while US$ 4,169,177,000.00 will be renegotiated for the new 5.999% Global Notes security with maturity in 2028. Both securities have the same conditions as the new securities issued through the Global Securities Offering, previously mentioned. This transaction had no impact on the income for the period pursuant to IAS 39/CPC 38. The tables below summarize the final result of the Private Exchange Offer transaction.

Renegotiation for the new 5.299% Global Notes maturing in 2025

Securities	Identification Code (CUSIP/ISIN)	Principal Amount (US$ million)	Principal amount offered to Investors (US$ million)	Principal renegotiated for the new securities (US$ million)
4.875% Global Notes due in 2020	71647NA42 / US71647NA42S	542.535	151.986	160.287
5.375% Global Notes due in 2021	71645WAR2 / US71645WAR2S	5,250.000	2,447.124	2,599.579

Renegotiation for the new 5.99% Global Notes maturing in 2028

Securities	Identification Code (CUSIP/ISIN)	Principal Amount (US$ million)	Principal amount offered to Investors (US$ million)	Principal renegotiated for the new securities (US$ million)
7.875% Global Notes due in 2019	71645WAN1 / US71645WAN11	705.560	141.179	153.413
5.75% Global Notes due in 2020	71645WAP6 / US71645WAP68	1,165.227	207.765	223.259
8.375% Global Notes due in 2021	71647NAP4 / US71647NAP42	6,750.000	3,820.233	4,459.462

(iii) Tender Offer: Security holders, who are not qualified institutional investors in the United States or investors in other countries, offered a total volume equivalent to US$ 210,123,000.00, under the terms of the tender offer transaction previously announced by Petrobras Global Finance B.V - PGF.

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Tender offer

Securities	Identification Code (CUSIP/ISIN)	Principal amount due (US$ millions)	Principal amount validated and accepted for Investors Tender Offer (US$ million)	Effective amount spent on the Tender Offer - Principal + Premium (US$ million)
7.875% Global Notes due in 2019	71645WAN1 / US71645WAN11	705.560	6.030000	6.554610
4.875% Global Notes due in 2020	71647NA42 / US71647NA42S	542.535	10.006000	10.556330
5.750% Global Notes due in 2020	71645WAP6 / US71645WAP68	1,165.227	18.778000	20.186350
5.375% Global Notes due in 2021	71645WAR2 / US71645WAR2S	5,250.000	90.071000	95.700437
8.375% Global Notes due in 2021	71647NAP4 / US71647NAP42	6,750.000	85.238000	90.515365

- In August 2017, Petrobras, directly or through its subsidiaries, carried out the following transactions: i) prepayment of a R$ 2.5 billion NCE (Export Credit Note), issued to Caixa Econômica Federal which would mature in November 2018; ii) a new issuance of NCE to Banco Bradesco, in the amount of R$ 1 billion and maturing in August 2024.

- In August 2017, Petrobras, through its subsidiary Petrobras Netherlands B.V - PNBV, carried out a transaction with The Bank of Tokyo-Mitsubishi UFJ, Ltd., through the prepayment of debt in the amount of US$ 333 million, with maturity in 2018, and the simultaneous contracting of new financing in the amount of US$ 500 million, with maturity in 2022.

- In July 2017, Petrobras, through its subsidiary Petrobras Global Trading - PGT, contracted a financing of US$ 150 million with Banco Safra, maturing in 2022.

- In June 2017, Petrobras carried out a financing operation with Banco do Brasil, in the form of an Export Credit Note (NCE), in the amount of R$ 7 billion, maturing in 2022. Simultaneously, it prepaid NCEs in the amount of R$ 6 billion, which would mature in 2019, with the same financial institution.

- In June 2017, Petrobras, through its subsidiary Petrobras Global Trading - PGT, carried out a transaction with the Canadian bank The Bank of Nova Scotia, through the prepayment of debt in the amount of US$ 500 million, due in 2019, and the simultaneous contracting of new financing in the amount of US$ 750 million, with maturity in 2022.

- In June 2017, Petrobras, through its wholly-owned subsidiary Petrobras Global Finance B.V. - PGF, completed the financial settlement of the early redemption of 2,750% Global Notes

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in the amount of € 0.54 billion, 5.875% Global Notes in the amount of US$ 0.55 billion, and 4.875% Global Notes in the amount of € 0.54 billion, all due in 2018.

- In May 2017, Petrobras, through its subsidiary Petrobras Global Trading - PGT, carried out a debt prepayment transaction with Citibank, NA in the amount of US$ 500 million and maturities scheduled for 2017 and 2018. At the same time, it contracted new financing with the institution, in the same amount, with maturity in 2022.
- In May 2017, Petrobras., through its wholly owned subsidiary Petrobras Global Finance B.V - PGF, completed the reopening of securities in the international capital market (Global Notes), in the amount of US$ 4 billion, with maturities in 2022, 2027 and 2044. The transaction was priced on May 15, 2017, as disclosed to the market.

Reopening of global securities

	Securities maturing in 2022	Securities maturing in 2027	Securities maturing in 2044
Amount	US$ 1 billion	US$ 2 billion	US$ 1 billion
Coupon	6.125% p.a.	7.375% p.a.	7.250% p.a.
Issue price	105.140%	109.954%	102.993%
Investor return	4.875% p.a.	6.000% p.a.	7.000% p.a.
Maturity	1/17/2022	1/17/2027	3/17/2044
First interest payment	7/17/2017		9/17/2017
Interest payment dates	January 17 and July 17 each year		March 17 and September 17 each year

- In February 2017, Petrobras reported the final result of the "Tender Offer" carried out through its wholly-owned subsidiary Petrobras Global Finance B.V - PGF. Securities holders in volumes equivalent to US$ 5,576,655,092, of which US$ 4,899,100,000 and € 631,753,000, accepted the terms of the tender offer transaction conditions previously announced by PGF. Of this amount, US$ 5,562,898,592 in equivalent volumes were accepted for repurchase on January 25, 2017 ("Early Expiration Date") and US$ 13,756,500 were subsequently offered by investors and were accepted by the company.

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Tender Offer

Securities	Identification Code (CUSIP/ISIN)	Principal amount due (US$/€ million)	Principal amount offered by Investors (US$/€ million)	Principal amount accepted for repurchase (US$/€ million)
3,000% Global Notes due in January 2019	71647NAB5 / US71647NAB55	US$ 1,452.566	US$ 760.733	US$ 760.733
Floating Rate Global Notes due in January 2019	71647NAE9 / US71647NAE94	US$ 750.492	US$ 419.477	US$ 419.477
7,875% Global Notes due in March 2019	71645WAN1 / US71645WAN11	US$ 1,813.907	US$ 1,108.347	US$ 1,108.347
3,250% Global Notes due in April 2019	NA/ XS0835886598	€ 1,300.000	€ 631.753	€ 631.753
5,750% Global Notes due in January 2020	71645WAP6 / US71645WAP68	US$ 2,500.000	US$ 1,334.773	US$ 1,334.773
4,875% Global Notes due in March 2020	71647NAH2 / US71647NAH26	US$ 1,500.000	US$ 957.465	US$ 957.465
Floating Rate Global Notes due in March 2020	71647NAJ3 / US716477NAJ38	US$ 500.000	US$ 318.305	US$ 318.305

- In January 2017, Petrobras completed, through its subsidiary Petrobras Global Finance B.V. - PGF, the securities offer in the international capital market (Global Notes), in the amount of US$ 4 billion and 5- and 10-year maturities.

Result of the global securities issue

	Securities maturing in 2022	Securities maturing in 2017
Amount	US$ 2 billion	US$ 2 billion
Coupon	6.125% p.a.	7.375% p.a.
Issue price	100.000%	100.000%
Investor return	6.125% p.a.	7.375% p.a.
Maturity	1/17/2022	1/17/2027
First interest payment	7/17/2017	
Interest payment dates	January 17 and July 17 each year	

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- For capital market transactions, domestic and international, Petrobras directly or through one of its wholly owned subsidiaries, issued transactions in the total shown in the table below:

Period	Capital Markets Funding			
	In US$ million		In R$ million	
	International	Domestic	International	Domestic
2017	10,249	1,577	32,574	4,989
2018	1,962	239	6,359	944
2019	2,980	1,685	11,462	6,808

e) Sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity deficits

In 2020, the company intends to use the resources from the divestments, from various sources of borrowing and financing (ECAs, banking, capital markets, among others), as well as its operational generation to supply its liquidity needs, to manage liabilities and to make the investments outlined in its Strategic Plan. In relation to such borrowings and financing, the company intends to amortize debts in an amount greater than the amount raised, in order to reduce its debt, as provided for in the 2020-2024 Strategic Plan.

f) Indebtedness levels and the characteristics of such debts, also describing:

i. Relevant loan and financing contracts

In the year ended December 31, 2019, the company raised R$ 29,156 million, notably: (i) securities offer in the international capital market (Global Notes) in the amount of R$ 11,462 million (US$ 2,980 million), of which R$ 2,833 million (US$ 737 million) with the reopening of the securities due in 2029 and R$ 8,629 million (US$ 2,243 million) with the issuance of new securities due in 2049; (ii) public offering of debentures in the amount of R$ 6,608 million and (iii) funding in the international banking market, in the amount of R$ 7,365.

The company settled several loans and financing in 2019 in the amount of R$ 124,713 million, including: (i) the repurchase and/or redemption of R$ 39,075 million (US$ 9,994 million) of securities in the international capital market, with the payment of a net premium to the holders of the securities who delivered their bonds in the transaction in the amount of R$ 3,361 (ii) the prepayment

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of R$ 53,309 million of loans in the domestic and international banking market; and (iii) prepayment of R$ 2,218 million in financing with BNDES. Additionally, in the year ended in 2019, the company made an offer to exchange securities with maturities between 2023 and 2029 in the international capital market (Global Notes), in amounts equivalent to R$ 15,043 million (US$ 3,650 million), for new securities maturing in 2030 in amounts equivalent to R$ 16,961 million (US$ 4,115 million), generating a premium of R$ 1,918 million (US$ 465 million) to be paid to the securities holders at maturity. In 2018, the company raised R$ 38,023 million, notably: i) securities offer in the international capital market (Global Notes) with maturity in 2029, in the amount of R$ 6,359 million (US$ 1,962 million); ii) funding of R$ 3,774 million in financing with export credit agencies; and iii) funding in the domestic and international banking market, with terms between 4.5 years and 6.5 years, in the total amount of R$ 26,227 million. Additionally, in 2018, the company paid off several loans and financing, notably: (i) the repurchase and/or redemption of R$ 49,719 million (US$ 13,943 million) of securities in the international capital market, with the payment of a premium to the holders of the securities who delivered their bonds in the transaction in the amount of R$ 1,015 (ii) the prepayment of R$ 55,116 million of loans in the domestic and international banking market; (iii) prepayment of R$ 4,932 million in financing with BNDES. In the fiscal year ended on December 31, 2017, the company raised R$ 86,467 million, notably: i) several securities offers in the international capital market (Global Notes) with maturities in 2022, 2025, 2027, 2028 and 2044, in the amount of R$ 32,574 million (US$ 10,218 million); ii) issuance of debentures in the domestic capital market with maturities in 2022 and 2024 in the amount of R$ 4,989 million; and iii) funding in the domestic and international banking market, with maturities of 5 years on average, in the total amount of R$ 41,645 million. In addition, in 2017, the company settled several loans and financing in the total amount of R$ 137,386 million, notably: (i) the repurchase and/or redemption of R$ 24,356 million (US$ 7,569 million) of securities in the international capital market, with maturities between 2018 and 2021, with the payment of a premium to the holders of the securities that delivered their bonds in the transaction in the amount of R$ 1,067 million; (ii) the prepayment of R$ 52,000 million of loans in the domestic and international banking market; (iii) the prepayment of R$ 2,963 million in financing with export credit agencies; and (iv) prepayment of R$ 9,531 million in financing with BNDES. In 2017, the company also carried out debt exchange transactions that did not involve financial settlements, notably: (i) exchange of R$ 21,217 million (US$ 6,768 million) in securities in the international capital market with maturities between 2019 and 2021 for new securities in the amount of R$ 23,815 million (US$ 7,597 million) and with maturities in 2025 and 2028; and (ii) maturity extension of debts in the domestic and international banking market with maturities between 2018 and 2020, in the total amount of R$ 13,577 million (US$ 4,257 million), for new debts, in the same amounts, with maturities between 2020 and 2024 . 153 of R$ 53,309 million of loans in the domestic and international banking market; and (iii) prepayment of R$ 2,218 million in financing with BNDES. Additionally, in the year ended in 2019, the company made an offer to exchange securities with maturities between 2023 and 2029 in the international capital market (Global Notes), in amounts equivalent to R$ 15,043 million (US$ 3,650 million), for new securities maturing in 2030 in amounts equivalent to R$ 16,961 million (US$ 4,115 million), generating a premium of R$ 1,918 million (US$ 465 million) to be paid to the securities holders at maturity. In 2018, the company raised R$ 38,023 million, notably: i) securities offer in the international capital market (Global Notes) with maturity in 2029, in the amount of R$ 6,359 million (US$ 1,962 million); ii) funding of R$ 3,774 million in financing with export credit agencies; and iii) funding in the domestic and international banking market, with terms between 4.5 years and 6.5 years, in the total amount of R$ 26,227 million. Additionally, in 2018, the company paid off several loans and financing, notably: (i) the repurchase and/or redemption of R$ 49,719 million (US$ 13,943 million) of securities in the international capital market, with the payment of a premium to the holders of the securities who delivered their bonds in the transaction in the amount of R$ 1,015 (ii) the prepayment of R$ 55,116 million of loans in the domestic and international banking market; (iii) prepayment of R$ 4,932 million in financing with BNDES. In the fiscal year ended on December 31, 2017, the company raised R$ 86,467 million, notably: i) several securities offers in the international capital market (Global Notes) with maturities in 2022, 2025, 2027, 2028 and 2044, in the amount of R$ 32,574 million (US$ 10,218 million); ii) issuance of debentures in the domestic capital market with maturities in 2022 and 2024 in the amount of R$ 4,989 million; and iii) funding in the domestic and international banking market, with maturities of 5 years on average, in the total amount of R$ 41,645 million. In addition, in 2017, the company settled several loans and financing in the total amount of R$ 137,386 million, notably: (i) the repurchase and/or redemption of R$ 24,356 million (US$ 7,569 million) of securities in the international capital market, with maturities between 2018 and 2021, with the payment of a premium to the holders of the securities that delivered their bonds in the transaction in the amount of R$ 1,067 million; (ii) the prepayment of R$ 52,000 million of loans in the domestic and international banking market; (iii) the prepayment of R$ 2,963 million in financing with export credit agencies; and (iv) prepayment of R$ 9,531 million in financing with BNDES. In 2017, the company also carried out debt exchange transactions that did not involve financial settlements, notably: (i) exchange of R$ 21,217 million (US$ 6,768 million) in securities in the international capital market with maturities between 2019 and 2021 for new securities in the amount of R$ 23,815 million (US$ 7,597 million) and with maturities in 2025 and 2028; and (ii) maturity extension of debts in the domestic and international banking market with maturities between 2018 and 2020, in the total amount of R$ 13,577 million (US$ 4,257 million), for new debts, in the same amounts, with maturities between 2020 and 2024 . 153

PETROBRAS

On December 31, 2019, the average maturity of the debt (calculated considering the number of calendar days between the reference date and the maturity date of the debt multiplied by the principal's amortization portion, divided by the sum of the principal's amortizations debt, and such result being divided by 365 days) was 10.80 years (10.42 years on September 30, 2019, 9.14 years on December 31, 2018, 8.62 years on December 31, 2017). Interest and principal amortization reached R$ 124,713 million in 2019, 12% less than the same period in 2018, which was R$ 140,992 million. In 2017, interest and principal amortization reached R$ 137,386 million.

	12/31/2019	12/31/2018	12/31/2017
Average financing rate (% p.a.)	5.9	6.1	6.1
Average maturity time (in years)	10.80	9.14	8.62

The summary information on the company's financing as of December 31, 2019 is shown below, in millions of reais:

								Consolidated
Maturity on	Up to 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	5 years onwards	Total (**)	Fair value
Financing in US Dollars (US$)(*):	14,155	12,721	11,195	23,549	26,234	106,710	194,564	230,114
Indexed at floating rates	11,065	6,975	8,684	17,953	20,060	15,508	80,245	
Indexed at fixed rates	3,090	5,746	2,511	5,596	6,174	91,202	114,31 9	
Average financing rate	5.3%	5.4%	5.5%	5.5%	5.6%	6.6%	6.2%	
Financing in Reais (R$):	3,109	2,463	6,144	7,188	8,122	15,317	42,343	51,522
Indexed at floating rates	1,364	1,510	4,882	6,333	6,280	6,751	27,120	
Indexed at fixed rates	1,745	953	1,262	855	1,842	8,566	15,223	
Average financing rate	3.8%	4.2%	4.5%	4.3%	3.8%	2.8%	3.7%	
Financing in Euro (€):	553	818	1,565	1,655	54	5,682	10,327	13,777
Indexed at fixed rates	553	818	1,565	1,655	54	5,682	10,327	
Average financing rate	4.7%	4.7%	4.8%	4.6%	4.6%	4.6%	4.7%	
Financing in Pounds (£):	192	-	-	-	-	7,552	7,744	9,627
Indexed at fixed rates	192	-	-	-	-	7,552	7,744	
Average financing rate	6.2%	-	-	-	-	6.3%	6.3%	
Financing Other Currencies:	4	-	-	-	-	-	4	4
Indexed at fixed rates	4	-	-	-	-	-	4	
Average financing rate	10.1%	-	-	-	-	-	10.1%	
Total as of December 31, 2019	**18,013**	**16,002**	**18,904**	**32,392**	**34,410**	**135,261**	**254,982**	**305,044**
Average financing rate	5.1%	5.2%	5.3%	5.3%	5.3%	6.3%	5.9%	
Total as of December 31, 2018	**14,207**	**15,193**	**27,170**	**39,978**	**46,305**	**183,308**	**326,161**	**332,956**
Average financing rate	5.5%	5.9%	5.9%	5.8%	5.8%	6.4%	6.1%	

(*) Includes financing in domestic currency parameterized to the dollar variation.
(**) On December 31, 2019, the average maturity of financing is 10.80 years (9.14 years on December 31, 2018).

The summary information on the company's financing as of December 31, 2018 is shown below:

154

Consolidated 5 years (**) Maturity on Up to 1 year 1 - 2 years 2 - 3 years 3 - 4 years 4 - 5 years Total Fair value onwards (*) Financing in US Dollars (US$) : 8,134 5,960 17,816 22,190 35,933 151,853 241,886 250,942 Indexed at floating rates 5,264 5,708 9,788 16,888 23,926 48,632 110,206 Indexed at fixed rates 2,870 252 8,026 5,302 12,007 103,221 131,680 Average financing rate 5.4% 5.9% 5.8% 5.7% 5.7% 6.5% 6.2% Financing in Reais (R$): 5,347 8,384 8,099 15,134 8,369 16,692 62,025 56,653 Indexed at floating rates 3,561 7,423 7,110 13855 7,487 12,028 51,464 Indexed at fixed rates 1,786 961 989 1,279 882 4,664 10,561 Average financing rate 6.1% 6.1% 6.7% 6.5% 6.7% 5.9% 6.3% Financing in Euro (€): 481 849 1,255 2,654 2,003 6,389 13,631 16,500 Indexed at floating rates 4 674 - - - 678 Indexed at fixed rates 477 175 1,255 2,654 2,003 6,389 12,953 Average financing rate 4.5% 4.6% 4.8% 4.9% 4.6% 4.6% 4.7% Financing in Pounds (£): 226 - - - - 8,374 8,600 8,842 Indexed at fixed rates 226 - - - - 8,374 8,600 Average financing rate 5.9% - - - - 6.3% 6.2% Financing in other currencies 19 - - - - - 19 19 Indexed at floating rates - - - - - - - Indexed at fixed rates 19 - - - - - 19 Average financing rate 9.9% - - - - - 9.9% Total as of December 31, 2018 14,207 15,193 27,170 39,978 46,305 183,308 326,161 332,956 Average financing rate 5.5% 5.9% 5.9% 5.8% 5.8% 6.4% 6.1% Total as of December 31, 2017 23,160 21,423 31,896 42,168 59,594 182,483 360,724 385,780 Average financing rate 5.6% 5.9% 5.9% 5.9% 5.7% 6.4% 6.1% (*) Includes financing in domestic currency parameterized to the dollar variation. (**) On December 31, 2018, the average maturity of financing is 9.14 years (8.62 years on December 31, 2017). ii. Other long-term relationships with financial institutions On the date of the release of this manual, the company does not have other long-term relationships with financial institutions. iii. Degree of subordination between debts There is no degree of contract subordination between the company's unsecured corporate debts. Financial debts that have collateral have the preferences and rights provided for by law. As of December 31, 2019, the total amount of loans, financing and debt securities of the company was R$ 255.0 billion. Of this amount, 86.8% (R$ 221.3 billion) were related to unsecured obligations and 13.2% (R$ 33.7 billion) related to obligations with collateral. As of December 31, 2018, the total amount of loans, financing and debt securities of the company was R$ 326.1 billion. Of this amount, 83.4% (R$ 272.1 billion) were related to unsecured obligations and 16.6% (R$ 54.0 billion) related to obligations with collateral. Financial institutions require guarantees from Petrobras when they lend funds to the company's subsidiaries. Petrobras maintains the management of Special Purpose Entities (“SPE”), which were created with the purpose of providing resources for the continuous development of its oil and gas production projects, in addition to improvements in refineries, whose guarantees given to domestic and 155 Consolidated 5 years (**) Maturity on Up to 1 year 1 - 2 years 2 - 3 years 3 - 4 years 4 - 5 years Total Fair value onwards (*) Financing in US Dollars (US$) : 8,134 5,960 17,816 22,190 35,933 151,853 241,886 250,942 Indexed at floating rates 5,264 5,708 9,788 16,888 23,926 48,632 110,206 Indexed at fixed rates 2,870 252 8,026 5,302 12,007 103,221 131,680 Average financing rate 5.4% 5.9% 5.8% 5.7% 5.7% 6.5% 6.2% Financing in Reais (R$): 5,347 8,384 8,099 15,134 8,369 16,692 62,025 56,653 Indexed at floating rates 3,561 7,423 7,110 13855 7,487 12,028 51,464 Indexed at fixed rates 1,786 961 989 1,279 882 4,664 10,561 Average financing rate 6.1% 6.1% 6.7% 6.5% 6.7% 5.9% 6.3% Financing in Euro (€): 481 849 1,255 2,654 2,003 6,389 13,631 16,500 Indexed at floating rates 4 674 - - - 678 Indexed at fixed rates 477 175 1,255 2,654 2,003 6,389 12,953 Average financing rate 4.5% 4.6% 4.8% 4.9% 4.6% 4.6% 4.7% Financing in Pounds (£): 226 - - - - 8,374 8,600 8,842 Indexed at fixed rates 226 - - - - 8,374 8,600 Average financing rate 5.9% - - - - 6.3% 6.2% Financing in other currencies 19 - - - - - 19 19 Indexed at floating rates - - - - - - - Indexed at fixed rates 19 - - - - - 19 Average financing rate 9.9% - - - - - 9.9% Total as of December 31, 2018 14,207 15,193 27,170 39,978 46,305 183,308 326,161 332,956 Average financing rate 5.5% 5.9% 5.9% 5.8% 5.8% 6.4% 6.1% Total as of December 31, 2017 23,160 21,423 31,896 42,168 59,594 182,483 360,724 385,780 Average financing rate 5.6% 5.9% 5.9% 5.9% 5.7% 6.4% 6.1% (*) Includes financing in domestic currency parameterized to the dollar variation. (**) On December 31, 2018, the average maturity of financing is 9.14 years (8.62 years on December 31, 2017). ii. Other long-term relationships with financial institutions On the date of the release of this manual, the company does not have other long-term relationships with financial institutions. iii. Degree of subordination between debts There is no degree of contract subordination between the company's unsecured corporate debts. Financial debts that have collateral have the preferences and rights provided for by law. As of December 31, 2019, the total amount of loans, financing and debt securities of the company was R$ 255.0 billion. Of this amount, 86.8% (R$ 221.3 billion) were related to unsecured obligations and 13.2% (R$ 33.7 billion) related to obligations with collateral. As of December 31, 2018, the total amount of loans, financing and debt securities of the company was R$ 326.1 billion. Of this amount, 83.4% (R$ 272.1 billion) were related to unsecured obligations and 16.6% (R$ 54.0 billion) related to obligations with collateral. Financial institutions require guarantees from Petrobras when they lend funds to the company's subsidiaries. Petrobras maintains the management of Special Purpose Entities (“SPE”), which were created with the purpose of providing resources for the continuous development of its oil and gas production projects, in addition to improvements in refineries, whose guarantees given to domestic and 155 international financial agents are the assets of projects, as well as pledge of credit claims and shares of SPEs. iv. Any restrictions imposed on the issuer, particularly in relation to debt limits and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the issuer has been complying with these restrictions There is a financial covenant in contracts entered into with BNDES as of 2011, which restricts the ratio between Net Debt in reais and EBITDA to exceed 5.5. The company has no other covenants related to financial indicators in other financing contracts. The company has other obligations related to financing contracts (covenants), such as: (i) the presentation of the financial statements within 90 days for the interim periods, without review by the independent auditors, and 120 days for the end of the year, with curing terms that extend these periods by 30 and 60 days, depending on the financing; (ii) Negative pledge/Permitted liens clauses, in which Petrobras and its material subsidiaries undertake not to create liens on their assets to guarantee debt in addition to the permitted liens; (iii) clauses to comply with the laws, rules and regulations applicable to the execution of its business, including (but not limited to) environmental laws; (iv) clauses in financing agreements that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption and anti-money laundering laws and to establish and maintain policies necessary for such compliance; (v) clauses in financing contracts that restrict relations with entities or even countries sanctioned mainly by the USA (including, but not limited to the OFAC, Department of State and Department of Commerce), the European Union and the United Nations, (vi) clauses related to the indebtedness level in certain debt contracts with BNDES, and (vii) clauses that restrict the change in the company's shareholding control, without prior notification to the creditor. On December 31, 2019, the company did not breach any financial contract covenant. In addition, the company is a party to contracts that contain assumptions of early maturity, in the case of sale of control of the company and sale of assets, provided that said sale causes a material adverse effect on the company. g) Limits of contracted financing and percentages already used After fulfilling the precedent conditions of contracts, on December 31, 2019, the following amounts were available for withdrawal: 156 international financial agents are the assets of projects, as well as pledge of credit claims and shares of SPEs. iv. Any restrictions imposed on the issuer, particularly in relation to debt limits and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the issuer has been complying with these restrictions There is a financial covenant in contracts entered into with BNDES as of 2011, which restricts the ratio between Net Debt in reais and EBITDA to exceed 5.5. The company has no other covenants related to financial indicators in other financing contracts. The company has other obligations related to financing contracts (covenants), such as: (i) the presentation of the financial statements within 90 days for the interim periods, without review by the independent auditors, and 120 days for the end of the year, with curing terms that extend these periods by 30 and 60 days, depending on the financing; (ii) Negative pledge/Permitted liens clauses, in which Petrobras and its material subsidiaries undertake not to create liens on their assets to guarantee debt in addition to the permitted liens; (iii) clauses to comply with the laws, rules and regulations applicable to the execution of its business, including (but not limited to) environmental laws; (iv) clauses in financing agreements that require both the borrower and the guarantor to conduct their business in compliance with anti-corruption and anti-money laundering laws and to establish and maintain policies necessary for such compliance; (v) clauses in financing contracts that restrict relations with entities or even countries sanctioned mainly by the USA (including, but not limited to the OFAC, Department of State and Department of Commerce), the European Union and the United Nations, (vi) clauses related to the indebtedness level in certain debt contracts with BNDES, and (vii) clauses that restrict the change in the company's shareholding control, without prior notification to the creditor. On December 31, 2019, the company did not breach any financial contract covenant. In addition, the company is a party to contracts that contain assumptions of early maturity, in the case of sale of control of the company and sale of assets, provided that said sale causes a material adverse effect on the company. g) Limits of contracted financing and percentages already used After fulfilling the precedent conditions of contracts, on December 31, 2019, the following amounts were available for withdrawal: 156

PETROBRAS

Company	Contracted	Used	Balance (on 12/31/2019)	Percentage already used (on 12/31/2019)
Abroad (Amounts in US$ million)				
Petrobras	200	40	160	20%
PGT BV	8,700	310	8,390	4%
In-country (Amounts in R$ million)				
Petrobras	6,000	-	6,000	0%
Transpetro	329	-	329	0%

On December 31, 2018, the following amounts were available for withdrawal:

Company	Contracted	Used	Balance (on 12/31/2018)	Percentage already used (on 12/31/2018)
Abroad (Amounts in US$ million)				
Petrobras	200	40	160	20.00%
PGT BV	5,750	1,122	4,628	19.51%
In-country (Amounts in R$ million)				
Petrobras	6,000	-	6,000	0.00%
Transpetro	781	204	577	26.12%

h) Significant changes in each item of the financial statements

The financial information shown below is derived from the consolidated financial statements for the fiscal years ended on December 31, 2019, according to the Standardized Financial Statements (DFP) of 02/19/2019. The result for 2018 was restated, according to accounting pronouncement CPC 31 - Non-current assets held for sale and discontinued operations, due to the discontinued operation related to Petrobras Distribuidora (BR) - as per section 10.3.

157

PETROBRAS

In R$ Millions	2019	2018 - Restated	Vertical analysis		Horizontal analysis 2019 x 2018	
			2019	2018	R$	%
Sales Revenue	302,245	310,255	100.0	100.0	(8,010)	(2.6)
Cost of products and services sold	(180,140)	(191,568)	(59.6)	(61.7)	11,428	(6.0)
Gross profit	122,105	118,687	40.4	38.3	3,418	2.9
Sales	(17,746)	(13,938)	(5.9)	(4.5)	(3,808)	27.3
General and administrative	(8,368)	(8,146)	(2.8)	(2.6)	(222)	2.7
Exploratory costs for oil and gas extraction	(3,197)	(1,904)	(1.1)	(0.6)	(1,293)	67.9
Research and development costs	(2,268)	(2,345)	(0.8)	(0.8)	77	(3.3)
Taxes	(2,484)	(2,475)	(0.8)	(0.8)	(9)	0.4
Loss in the recovery value of assets - Impairment	(11,630)	(7,689)	(3.8)	(2.5)	(3,941)	51.3
Other Income (Expenses), net	4,742	(21,645)	1.6	(7.0)	26,387	(121.9)
Operating Expenses (Revenue)	(40,951)	(58,142)	(13.5)	(18.7)	17,191	(29.6)
Profit before earnings, interest and taxes	81,154	60,545	26.9	19.5	20,609	34.0
Financial revenues	5,271	8,713	1.7	2.8	(3,442)	(39.5)
Financial expenses	(27,878)	(20,479)	(9.2)	(6.6)	(7,399)	36.1
Monetary and foreign exchange variation	(11,852)	(11,732)	(3.9)	(3.8)	(120)	1.0
Net financial income	(34,459)	(23,498)	(11.4)	(7.6)	(10,961)	46.6
Income from equity-accounted investments	547	1,920	0.2	0.6	(1,373)	(71.5)
Profit before taxes	47,242	38,967	15.6	12.6	8,275	21.2
Income tax and social contribution	(16,400)	(15,462)	(5.4)	(5.0)	(938)	6.1
Profit from continuing operations in the fiscal year	30,842	23,505	10.2	7.6	7,337	31.2
Profit from discontinued operations in the fiscal year	10,128	3,193	3.4	1.0	6,935	217.2
Net profit for the year	40,970	26,698	13.6	8.6	14,272	53.5
Assigned to:						
Petrobras shareholders	40,137	25,779	13.3	8.3	14,358	55.7
Non-controlling shareholders	833	919	0.3	0.3	(86)	(9.4)
Net profit for the year	40,970	26,698	13.6	8.6	14,272	53.5

Analysis of the Consolidated Income Statement

Fiscal Year 2019 x Fiscal Year 2018 (restated)

The main variations of the income statement, are described below:

Sales Revenue

Sales revenue of R$ 302,245 million, R$ 8,010 million lower than in 2018 (R$ 310,255 million), reflecting:

- reduction of revenue in the domestic market (R$ 9,098 million), mainly due to:
  - (i) lower sales volume of refined oil products, notably:

158

• gasoline - due to the increase in imports by third parties, the loss of market share to hydrated ethanol in flex-fuel vehicles, the reduction in the fleet of vehicles powered by gasoline only, and the increase in the efficiency of engines in the total fleet. These factors were partially offset by the growth of the flex-fuel vehicle fleet, the truck drivers’ strike in May 2018, the drop in the average real consumer price index (IPCA) and the growth in household consumption; • naphtha, due to the drop in demand by Braskem; • diesel, due to the higher volume imported by other players, the increase in the average biodiesel content (10.3% in 2019 x 9.7% in 2018) and the decrease in infrastructure works. These factors were mitigated by the stoppage of truck drivers in May 2018, the growth of the economy, the increase in the activities of the “interim harvest” of corn and the decrease in actual product prices (deflated by the IGPDI); and • fuel oil, due to the reduction in deliveries to thermal plants. (ii) lower average prices of refined oil products, especially gasoline, naphtha and diesel, following the reduction in international prices; (iii) lower revenue from sales of electricity, basically reflecting the reduction in the price of energy; (iv) lower revenue from services rendered to third parties; (v) partially offset by higher natural gas revenue, mainly due to contract price adjustments. • reduction in foreign sales revenue (R$ 14,413 million), mainly due to the sale of the Pasadena Refinery, PAI's upstream assets and distribution companies in Paraguay; and • increase in revenue from exports (R$ 15,501 million), reflecting the higher volume of oil exports, largely due to the higher production of oil in Brazil, and refined oil products, mainly gasoline and fuel oils, and higher prices. Cost of products sold Cost of products sold of R$ 180,140 million, R$ 11,428 million less than in 2018 (R$ 191,568 million), notably due to the following factors: • lower costs with operations abroad, due to the divestments of PAI's upstream assets, the sale of distribution companies in Paraguay and the Pasadena Refinery; • lower electricity costs, due to lower thermoelectric demand; • lower costs with services provided to third parties; and 159 • gasoline - due to the increase in imports by third parties, the loss of market share to hydrated ethanol in flex-fuel vehicles, the reduction in the fleet of vehicles powered by gasoline only, and the increase in the efficiency of engines in the total fleet. These factors were partially offset by the growth of the flex-fuel vehicle fleet, the truck drivers’ strike in May 2018, the drop in the average real consumer price index (IPCA) and the growth in household consumption; • naphtha, due to the drop in demand by Braskem; • diesel, due to the higher volume imported by other players, the increase in the average biodiesel content (10.3% in 2019 x 9.7% in 2018) and the decrease in infrastructure works. These factors were mitigated by the stoppage of truck drivers in May 2018, the growth of the economy, the increase in the activities of the “interim harvest” of corn and the decrease in actual product prices (deflated by the IGPDI); and • fuel oil, due to the reduction in deliveries to thermal plants. (ii) lower average prices of refined oil products, especially gasoline, naphtha and diesel, following the reduction in international prices; (iii) lower revenue from sales of electricity, basically reflecting the reduction in the price of energy; (iv) lower revenue from services rendered to third parties; (v) partially offset by higher natural gas revenue, mainly due to contract price adjustments. • reduction in foreign sales revenue (R$ 14,413 million), mainly due to the sale of the Pasadena Refinery, PAI's upstream assets and distribution companies in Paraguay; and • increase in revenue from exports (R$ 15,501 million), reflecting the higher volume of oil exports, largely due to the higher production of oil in Brazil, and refined oil products, mainly gasoline and fuel oils, and higher prices. Cost of products sold Cost of products sold of R$ 180,140 million, R$ 11,428 million less than in 2018 (R$ 191,568 million), notably due to the following factors: • lower costs with operations abroad, due to the divestments of PAI's upstream assets, the sale of distribution companies in Paraguay and the Pasadena Refinery; • lower electricity costs, due to lower thermoelectric demand; • lower costs with services provided to third parties; and 159

• partially offset by higher costs with imports and national purchases of oil, leading to a greater share of imported oil in the processed feedstock, and of natural gas, due to higher prices. Sales costs Sales costs of R$ 17,746 million, R$ 3,808 million higher than in 2018 (R$ 13,938 million), depicting the payment of fees for the use of TAG gas pipelines as of the sale in June 2019, an increase in logistics expenses due to the higher volume of exports of oil and refined oil products and the effect of the average depreciation of the real against the dollar. General and Administrative Expenses General and administrative expenses of R$ 8,368 million, R$ 222 million higher than 2018 (R$ 8,146 million), mainly reflecting salary adjustments pursuant to the Collective Labor Agreement signed in the last quarter of 2018 and the leveling and promotion processes in 2018 and 2019, as well as the AMS actuarial review and Petros. Exploratory costs Exploratory costs for oil and natural gas extraction of R$ 3,197 million, R$ 1,293 million higher than 2018 (R$ 1,904 million), due to higher expenses with projects without economic feasibility and expenses with geology and geophysics, partially offset by lower contract fines of local content. Loss in the recovery value of assets - Impairment Loss by impairment of assets of R$ 11,630 million, R$ 3,941 million higher than 2018 (R$ 7,689 million), mainly due to greater losses in the oil and gas production fields in Brazil, reflecting the expectation review of the Brent curve, resulting in lower reserve volumes with further anticipation of the economic cut and increase of abandonment asset, impacting the cash flows of the fields; greater loss on the 2nd train of RNEST, due to the postponement of the provision for operation start-up; provision for impairment of UFN III, reflecting the company's lack of intention to complete the work and the lack of firm sales offers; partially offset by the impairment losses that occurred in 2018, mainly from the upstream production fields abroad, due to the sale of PAI's upstream assets in the Gulf of Mexico; and reversal of losses related to the group of Transpetro ships, due to the increase in the R$/US$ exchange rate projections of the 2020-24 Strategic Plan, compared to the previous year, causing a positive effect on the UGC's cash generation (freight prices are quoted in dollars), compared to the loss posted in 2018. Other operating income (expenses), net Other operating income of R$ 4,742 million, R$ 26,387 million lower, when compared to expenses in 2018 (R$ 21,645 million), notably: 160 • partially offset by higher costs with imports and national purchases of oil, leading to a greater share of imported oil in the processed feedstock, and of natural gas, due to higher prices. Sales costs Sales costs of R$ 17,746 million, R$ 3,808 million higher than in 2018 (R$ 13,938 million), depicting the payment of fees for the use of TAG gas pipelines as of the sale in June 2019, an increase in logistics expenses due to the higher volume of exports of oil and refined oil products and the effect of the average depreciation of the real against the dollar. General and Administrative Expenses General and administrative expenses of R$ 8,368 million, R$ 222 million higher than 2018 (R$ 8,146 million), mainly reflecting salary adjustments pursuant to the Collective Labor Agreement signed in the last quarter of 2018 and the leveling and promotion processes in 2018 and 2019, as well as the AMS actuarial review and Petros. Exploratory costs Exploratory costs for oil and natural gas extraction of R$ 3,197 million, R$ 1,293 million higher than 2018 (R$ 1,904 million), due to higher expenses with projects without economic feasibility and expenses with geology and geophysics, partially offset by lower contract fines of local content. Loss in the recovery value of assets - Impairment Loss by impairment of assets of R$ 11,630 million, R$ 3,941 million higher than 2018 (R$ 7,689 million), mainly due to greater losses in the oil and gas production fields in Brazil, reflecting the expectation review of the Brent curve, resulting in lower reserve volumes with further anticipation of the economic cut and increase of abandonment asset, impacting the cash flows of the fields; greater loss on the 2nd train of RNEST, due to the postponement of the provision for operation start-up; provision for impairment of UFN III, reflecting the company's lack of intention to complete the work and the lack of firm sales offers; partially offset by the impairment losses that occurred in 2018, mainly from the upstream production fields abroad, due to the sale of PAI's upstream assets in the Gulf of Mexico; and reversal of losses related to the group of Transpetro ships, due to the increase in the R$/US$ exchange rate projections of the 2020-24 Strategic Plan, compared to the previous year, causing a positive effect on the UGC's cash generation (freight prices are quoted in dollars), compared to the loss posted in 2018. Other operating income (expenses), net Other operating income of R$ 4,742 million, R$ 26,387 million lower, when compared to expenses in 2018 (R$ 21,645 million), notably: 160

• higher net gains on divesture and write-off of assets in the amount of R$ 22,725 million, due to: i) gain from the sale of TAG; ii) gain from the sale of Pargo, Carapeba and Vermelho fields (R$ 3,241 million); iii) gain from the sale of the Riacho da Forquilha Hub (34 onshore fields in the Potiguar Basin) (R$ 909 million); iv) expenses with adjustment of the final sale price of 25% of the stake in Roncador in 2018; v) gain from the sale of distribution companies in Paraguay (R$ 531 million); vi) gain from the sale of the Lapa, Iara and Carcará areas in 2018 (R$ 3,223 million); and vii) loss on the sale of the Tartaruga Verde field and Espadarte Module III (R$ 303); • lower provision for losses and contingencies with lawsuits (R$ 6,013 million), mainly due to: i) provision related to the agreement with the ANP on the unification of the Parque das Baleias fields in 2018; ii) agreements to close investigations with US authorities in 2018; iii) provision due to arbitrations in the USA on the contract for the provision of drilling services linked to the drill ship Titanium Explorer (Vantage) in 2018; iv) lower expenses with exchange variation on the dollar liability exposure of the Class Action, due to the lower devaluation of the real against the dollar between the periods, with the final closure of the agreement that took place in September/2019; v) provision for the arbitration of Sete Brasil quotaholders in 2019; Partially offset by: vi) reversal of provision due to adherence to the discount program of the State of Rio de Janeiro in 2018 (R$ 1,215 million); vii) provision due to the environmental accident in the State of Paraná - OSPAR (Santa Catarina - Paraná pipeline) (R$ 595 million); • lower expenses with adherence to Petrobras' Career and Compensation Plan (PCR) (R$ 1,149 million); 161 • higher net gains on divesture and write-off of assets in the amount of R$ 22,725 million, due to: i) gain from the sale of TAG; ii) gain from the sale of Pargo, Carapeba and Vermelho fields (R$ 3,241 million); iii) gain from the sale of the Riacho da Forquilha Hub (34 onshore fields in the Potiguar Basin) (R$ 909 million); iv) expenses with adjustment of the final sale price of 25% of the stake in Roncador in 2018; v) gain from the sale of distribution companies in Paraguay (R$ 531 million); vi) gain from the sale of the Lapa, Iara and Carcará areas in 2018 (R$ 3,223 million); and vii) loss on the sale of the Tartaruga Verde field and Espadarte Module III (R$ 303); • lower provision for losses and contingencies with lawsuits (R$ 6,013 million), mainly due to: i) provision related to the agreement with the ANP on the unification of the Parque das Baleias fields in 2018; ii) agreements to close investigations with US authorities in 2018; iii) provision due to arbitrations in the USA on the contract for the provision of drilling services linked to the drill ship Titanium Explorer (Vantage) in 2018; iv) lower expenses with exchange variation on the dollar liability exposure of the Class Action, due to the lower devaluation of the real against the dollar between the periods, with the final closure of the agreement that took place in September/2019; v) provision for the arbitration of Sete Brasil quotaholders in 2019; Partially offset by: vi) reversal of provision due to adherence to the discount program of the State of Rio de Janeiro in 2018 (R$ 1,215 million); vii) provision due to the environmental accident in the State of Paraná - OSPAR (Santa Catarina - Paraná pipeline) (R$ 595 million); • lower expenses with adherence to Petrobras' Career and Compensation Plan (PCR) (R$ 1,149 million); 161

• expense due to Production Individualization Agreements (AIPs), which provide for balancing of expenses and production volumes related to Sapinhoá, Lula, Tartaruga Verde, Berbigão and Sururu fields in 2018 (R$ 1,064 million); • expenses with dismantling of areas, compared to the positive result of the previous year (R$ 3,002 million); • lower reimbursement of funds recovered by Operation Car Wash (R$ 927 million); and • higher expense with voluntary termination program (POS) (R$ 799 million). Net Financial Results Negative net financial results of R$ 34,459 million, R$ 10,961 million higher than 2018 (R$ 23,498 million), due to: i) Increase of R$ 10,841 million in net financial expenses, notably: • higher interest expenses related to leases (R$ 5,937 million), reflecting the effects of the adoption of IFRS 16; • higher net costs (goodwill/discount) with tender offer of debt securities in the capital markets (R$ 2,346 million); • lower gain due to agreements signed related to the electricity sector (R$ 2,330 million); • lower capitalized interest (R$ 1,334 million), due to the lower balance of assets under construction; • increase in interest on dismantling areas (R$ 762 million), due to the greater balance to be abandoned; • discount costs related to prepayment of receivables from the electricity sector (R$ 509 million); • lower financing expenses (R$ 2,468 million), mainly due to the lower average debt, resulting in lower interest expenses; ii) Negative monetary and exchange variation, higher by R$ 120 million, caused by: • lower appreciation of the dollar over the average active exposure in euros, compared to the previous year; • greater reclassification of the negative exchange variation accrued in shareholders' equity to income through the realization of protected exports in the scope of hedge accounting; and • partially offset by lower expenses with the dollar exchange rate variation against the pound. Income from equity-accounted investments 162 • expense due to Production Individualization Agreements (AIPs), which provide for balancing of expenses and production volumes related to Sapinhoá, Lula, Tartaruga Verde, Berbigão and Sururu fields in 2018 (R$ 1,064 million); • expenses with dismantling of areas, compared to the positive result of the previous year (R$ 3,002 million); • lower reimbursement of funds recovered by Operation Car Wash (R$ 927 million); and • higher expense with voluntary termination program (POS) (R$ 799 million). Net Financial Results Negative net financial results of R$ 34,459 million, R$ 10,961 million higher than 2018 (R$ 23,498 million), due to: i) Increase of R$ 10,841 million in net financial expenses, notably: • higher interest expenses related to leases (R$ 5,937 million), reflecting the effects of the adoption of IFRS 16; • higher net costs (goodwill/discount) with tender offer of debt securities in the capital markets (R$ 2,346 million); • lower gain due to agreements signed related to the electricity sector (R$ 2,330 million); • lower capitalized interest (R$ 1,334 million), due to the lower balance of assets under construction; • increase in interest on dismantling areas (R$ 762 million), due to the greater balance to be abandoned; • discount costs related to prepayment of receivables from the electricity sector (R$ 509 million); • lower financing expenses (R$ 2,468 million), mainly due to the lower average debt, resulting in lower interest expenses; ii) Negative monetary and exchange variation, higher by R$ 120 million, caused by: • lower appreciation of the dollar over the average active exposure in euros, compared to the previous year; • greater reclassification of the negative exchange variation accrued in shareholders' equity to income through the realization of protected exports in the scope of hedge accounting; and • partially offset by lower expenses with the dollar exchange rate variation against the pound. Income from equity-accounted investments 162

Positive equity-accounted investments result of R$ 547 million, R$ 1,373 million lower than 2018 (R$ 1,920 million), largely due to the lower results recorded at Braskem (R$ 1,945 million), reflecting the provisions related to lawsuits, partially offset by the positive results obtained at Petrobras Distribuidora (R$ 447 million), due to the follow-on occurred in July/2019. Income tax and social contribution Income tax and social contribution expense of R$ 16,400 million, R$ 938 million higher than 2018 (R$ 15,462 million), mainly due to the higher pre-tax results and the write-offs of deferred tax assets in the Netherlands, partly offset by the higher tax benefit resulting from the higher amounts of distributed Interest on Equity (JCP), leading the effective rate to 34.7% in 2019 (39.7% in 2018). Net income from continuing operations Net income from discontinued operation of R$ 10,128 million, R$ 6,935 million higher compared to 2018 (R$ 3,193 million) resulting from the BR Distribuidora follow-on, which generated a gain of R$ 13,948 million, of which R$ 7,414 million was related to the effects of recalculation of the remaining portion and a net effect of R$ 9,251 million after taxes. 163 Positive equity-accounted investments result of R$ 547 million, R$ 1,373 million lower than 2018 (R$ 1,920 million), largely due to the lower results recorded at Braskem (R$ 1,945 million), reflecting the provisions related to lawsuits, partially offset by the positive results obtained at Petrobras Distribuidora (R$ 447 million), due to the follow-on occurred in July/2019. Income tax and social contribution Income tax and social contribution expense of R$ 16,400 million, R$ 938 million higher than 2018 (R$ 15,462 million), mainly due to the higher pre-tax results and the write-offs of deferred tax assets in the Netherlands, partly offset by the higher tax benefit resulting from the higher amounts of distributed Interest on Equity (JCP), leading the effective rate to 34.7% in 2019 (39.7% in 2018). Net income from continuing operations Net income from discontinued operation of R$ 10,128 million, R$ 6,935 million higher compared to 2018 (R$ 3,193 million) resulting from the BR Distribuidora follow-on, which generated a gain of R$ 13,948 million, of which R$ 7,414 million was related to the effects of recalculation of the remaining portion and a net effect of R$ 9,251 million after taxes. 163

PETROBRAS

In R$ Millions	2018(*)	2017(*)	Vertical analysis		Horizontal analysis 2018 x 2017	
			2018	2017	R$	%
Sales Revenue	349,836	283,695	100	100	66,141	23.3
Cost of products and services sold	(225,293)	(192,100)	(64.4)	(67.7)	(33,193)	17.3
Gross profit	124,543	91,595	35.6	32.3	32,948	36.0
Sales	(16,861)	(14,510)	(4.8)	(5.1)	(2,351)	16.2
General and administrative	(8,932)	(9,314)	(2.6)	(3.3)	382	(4.1)
Exploratory costs for oil and gas extraction	(1,904)	(2,563)	(0.5)	(0.9)	659	(25.7)
Research and development costs	(2,349)	(1,831)	(0.7)	(0.6)	(518)	28.3
Taxes	(2,790)	(5,921)	(0.8)	(2.1)	3,131	(52.9)
Loss in the recovery value of assets - Impairment	(7,689)	(3,862)	(2.2)	(1.4)	(3,827)	99.1
Other expenses (revenue), net	(21,061)	(17,970)	(6.0)	(6.3)	(3,091)	17.2
Operating Expenses (Revenue)	(61,586)	(55,971)	(17.6)	(19.7)	(5,615)	10.0
Profit before earnings, interest and taxes	62,957	35,624	18.0	12.6	27,333	76.7
Financial revenues	11,647	3,337	3.3	1.2	8,310	249.0
Financial expenses	(20,898)	(23,612)	(6.0)	(8.3)	2,714	(11.5)
Monetary and foreign exchange variation	(11,849)	(11,324)	(3.4)	(4.0)	(525)	4.6
Net financial income	(21,100)	(31,599)	(6.0)	(11.1)	10,499	(33.2)
Income from equity-accounted investments	1,919	2,149	0.5	0.8	(230)	(10.7)
Profit before taxes	43,776	6,174	12.5	2.2	37,602	609.0
Income tax and social contribution	(17,078)	(5,797)	(4.9	(2.0)	(11,281)	194.6
Net profit for the year	26,698	377	7.6	0.1	26,321	6,981.7
Petrobras shareholders	25,779	(446)	7.4	(0.2)	26,225	(5,880)
Shareholders (non controlling)	919	823	0.3	0.3	96	11.7
Net profit for the year	**26,698**	**377**	**7.6**	**0.1**	**26,321**	**6,981.7**
Petrobras shareholders	40,137	25,779	13.3	8.3	14,358	55.7
Non-controlling shareholders	833	919	0.3	0.3	(86)	(9.4)
Net profit for the year	**40,970**	**26,698**	**13.6**	**8.6**	**14,272**	**53.5**

(*) Consolidated financial statements for the fiscal years ended December 31, 2018 and comparative period, as per PFS released on February 27, 2018.

Analysis of the Consolidated Income Statement

Fiscal Year 2018 x Fiscal Year 2017

The main variations of the income statement, as described below:

Sales Revenue

Sales revenue of R$ 349,836 million, R$ 66,141 million higher than in 2017 (R$ 283,695 million), reflecting:

- increase in revenue in the domestic market (R$ 42,982 million), reflecting:

164

• higher average prices of refined oil products (R$ 46,820 million), especially diesel (R$ 21,108 million), gasoline (R$ 10,202 million) and other oil products (R$ 15,510 million), following the increase in international prices and the depreciation of the real against the dollar; • higher natural gas revenue (R$ 4,049 million), reflecting higher commodity prices; • growth partially affected by the lower volume of sales of refined oil products in the domestic market (R$ 1,934 million), notably: • gasoline (R$ 6,354 million), reflecting the loss of participation for ethanol; • naphtha (R$ 2,337 million), due to reduced sales to Braskem; and • growth in diesel sales (R$ 7,409 million), due to the lower volume imported by other players, partially offsetting the above effects. • increase in revenue from exports (R$ 16,262 million), basically oil and refined oil products, due to higher prices, following the increase in international prices and the depreciation of the real against the dollar, and the higher volume of gasoline exported due to the loss of participation for ethanol in the domestic market, partially offset by the reduction in the volume of oil exported due to lower production; and • increase in sales revenue abroad (R$ 6,897 million), reflecting the increase in international prices. Cost of products sold Cost of products sold of R$ 225,293 million, R$ 33,193 million higher than in 2017 (R$ 192,100 million), notably the following factors: • higher spending on government take and imports of oil, refined oil products and natural gas, due to higher commodity costs and the devaluation of the real against the dollar. Government take were also influenced by increased production in fields where there are high rates of special participation; • the increase in costs associated with activities abroad, reflecting the increase in international prices; and • the increase in the share of imported oil in the processed feedstock and LNG in the sales mix, due to the lower production. Sales costs Sales costs of R$ 16,861 million, R$ 2,351 million higher, due to the increase in logistics expenses due to the payment of fees for the use of gas pipelines after the sale of NTS in April/2017 (R$ 1,076 million), due to the higher losses of expected credit related to the electricity sector (R$ 82 million) and higher expenses with LNG regasification and cabotage terminals, due to the devaluation of the real against the dollar. 165 • higher average prices of refined oil products (R$ 46,820 million), especially diesel (R$ 21,108 million), gasoline (R$ 10,202 million) and other oil products (R$ 15,510 million), following the increase in international prices and the depreciation of the real against the dollar; • higher natural gas revenue (R$ 4,049 million), reflecting higher commodity prices; • growth partially affected by the lower volume of sales of refined oil products in the domestic market (R$ 1,934 million), notably: • gasoline (R$ 6,354 million), reflecting the loss of participation for ethanol; • naphtha (R$ 2,337 million), due to reduced sales to Braskem; and • growth in diesel sales (R$ 7,409 million), due to the lower volume imported by other players, partially offsetting the above effects. • increase in revenue from exports (R$ 16,262 million), basically oil and refined oil products, due to higher prices, following the increase in international prices and the depreciation of the real against the dollar, and the higher volume of gasoline exported due to the loss of participation for ethanol in the domestic market, partially offset by the reduction in the volume of oil exported due to lower production; and • increase in sales revenue abroad (R$ 6,897 million), reflecting the increase in international prices. Cost of products sold Cost of products sold of R$ 225,293 million, R$ 33,193 million higher than in 2017 (R$ 192,100 million), notably the following factors: • higher spending on government take and imports of oil, refined oil products and natural gas, due to higher commodity costs and the devaluation of the real against the dollar. Government take were also influenced by increased production in fields where there are high rates of special participation; • the increase in costs associated with activities abroad, reflecting the increase in international prices; and • the increase in the share of imported oil in the processed feedstock and LNG in the sales mix, due to the lower production. Sales costs Sales costs of R$ 16,861 million, R$ 2,351 million higher, due to the increase in logistics expenses due to the payment of fees for the use of gas pipelines after the sale of NTS in April/2017 (R$ 1,076 million), due to the higher losses of expected credit related to the electricity sector (R$ 82 million) and higher expenses with LNG regasification and cabotage terminals, due to the devaluation of the real against the dollar. 165

General and Administrative Expenses General and administrative expenses of R$ 8,932 million, R$ 382 million lower, reflecting the lower expenses with consulting, IT and administrative services provided by third parties, following the financial discipline of expense control. Exploratory costs for oil and gas extraction Exploratory costs for oil and natural gas extraction of R$ 1,904 million, R$ 659 million lower, due to lower expenses with projects without economic viability (R$ 576 million) and the reduction in the provision related to contract penalties of local content (R$ 162 million). Tax Expenses Tax expenses of R$ 2,790 million, R$ 3,131 million lower, basically due to the effects of joining the Federal Tax Regularization Programs in 2017 (R$ 2,841 million). Loss in the recovery value of assets - Impairment Asset impairment loss of R$ 7,689 million, R$ 3,827 million higher, mainly due to the greater losses in the oil and gas production fields in Brazil, reflecting the revision of estimates of future expenses with the decommissioning of areas and the exchange rate hikes, and the sale of PAI's upstream assets in the Gulf of Mexico. Other operating expenses (revenue), net Other operating expenses of R$ 21,061 million, R$ 3,091 million higher than in 2017, notably: • lower net gains on divesture and write-off of assets in the amount of R$ 4,437 million, mainly due to: • gains from the sale of the stake in Nova Transportadora do Sudeste (NTS) in 2017 (R$ 7,040 million); • expenditure on adjusting the final sale price of 25% of the stake in the Roncador field (R$ 801 million); and • partially offset by gains from the sale of Lapa, Iara and Carcará areas (R$ 3,223 million) in the 1st quarter of 2018. • losses with negative variation in the market value of the put options contracted to protect the price of part of the oil production (R$ 1,466 million), considering its nature of insurance and protection against the variation of the commodity; • expenses with adherence to Petrobras' Career and Compensation Plan (PCR) (R$ 1,156 million); • expense due to unitizations, which provide for balancing of expenses and production volumes referring to Sapinhoá, Lula, Tartaruga Verde, Berbigão and Sururu fields (R$ 1,064 million); 166 General and Administrative Expenses General and administrative expenses of R$ 8,932 million, R$ 382 million lower, reflecting the lower expenses with consulting, IT and administrative services provided by third parties, following the financial discipline of expense control. Exploratory costs for oil and gas extraction Exploratory costs for oil and natural gas extraction of R$ 1,904 million, R$ 659 million lower, due to lower expenses with projects without economic viability (R$ 576 million) and the reduction in the provision related to contract penalties of local content (R$ 162 million). Tax Expenses Tax expenses of R$ 2,790 million, R$ 3,131 million lower, basically due to the effects of joining the Federal Tax Regularization Programs in 2017 (R$ 2,841 million). Loss in the recovery value of assets - Impairment Asset impairment loss of R$ 7,689 million, R$ 3,827 million higher, mainly due to the greater losses in the oil and gas production fields in Brazil, reflecting the revision of estimates of future expenses with the decommissioning of areas and the exchange rate hikes, and the sale of PAI's upstream assets in the Gulf of Mexico. Other operating expenses (revenue), net Other operating expenses of R$ 21,061 million, R$ 3,091 million higher than in 2017, notably: • lower net gains on divesture and write-off of assets in the amount of R$ 4,437 million, mainly due to: • gains from the sale of the stake in Nova Transportadora do Sudeste (NTS) in 2017 (R$ 7,040 million); • expenditure on adjusting the final sale price of 25% of the stake in the Roncador field (R$ 801 million); and • partially offset by gains from the sale of Lapa, Iara and Carcará areas (R$ 3,223 million) in the 1st quarter of 2018. • losses with negative variation in the market value of the put options contracted to protect the price of part of the oil production (R$ 1,466 million), considering its nature of insurance and protection against the variation of the commodity; • expenses with adherence to Petrobras' Career and Compensation Plan (PCR) (R$ 1,156 million); • expense due to unitizations, which provide for balancing of expenses and production volumes referring to Sapinhoá, Lula, Tartaruga Verde, Berbigão and Sururu fields (R$ 1,064 million); 166

• lower provision for losses and contingencies with lawsuits (R$ 3,058 million), considering a significant effect in 2017 due to the provision for closing the Class Action (R$ 11,198 million), and also: • reversal of provision related to Petrobras Distribuidora's out-of-court agreement to settle tax debts with the State of Mato Grosso (R$ 1,372 million); • reversal of provision due to adherence to the discount program of the State of Rio de Janeiro (R$ 1,215 million); • provision for agreements to close investigations with authorities in the USA (R$ 3,536 million); • provision related to the agreement with the ANP on the unification of fields in Parque das Baleias (R$ 3,545 million); • provision due to arbitrations in the USA on a drilling service contract linked to the drill ship Titanium Explorer (Vantage) (R$ 2,660 million); and • foreign exchange expense on Class Action's passive dollar exposure, reflecting the devaluation of the real against the dollar (R$ 1,646 million). • greater positive result related to the dismantling of areas (R$ 1,272 million); and • greater reimbursement of funds recovered by Operation Car Wash (R$ 987 million); Net Financial Results Negative net financial results of R$ 21,100 million, R$ 10,499 million less than in 2017, due to: • reduction of R$ 11,024 million in net financial expenses, notably: • recognition of gain due to the agreements signed in 2018 regarding electric sector receivables from the Eletrobras System (R$ 5,259 million), see note 8.4 to the 2018 Financial Statements; • expenses with charges resulting from adherence to the Federal Tax Regularization Programs in 2017 (R$ 2,693 million); • reduction in interest expenses due to debt prepayments (R$ 1,067 million); and • financial income resulting from the update of interest on receivables from the oil and alcohol account, due to a final, favorable and unappealable decision against the Federal Government (R$ 344 million). • greater negative monetary and foreign exchange variation by R$ 525 million, caused by a negative exchange variation of R$ 587 million due to the 5.3% appreciation of the dollar on the average active exposure in pounds, compared to the negative exchange variation of R$ 123 million due to the 9.1% depreciation on the average passive exposure in pounds in 2017 (R$ 464 million). 167 • lower provision for losses and contingencies with lawsuits (R$ 3,058 million), considering a significant effect in 2017 due to the provision for closing the Class Action (R$ 11,198 million), and also: • reversal of provision related to Petrobras Distribuidora's out-of-court agreement to settle tax debts with the State of Mato Grosso (R$ 1,372 million); • reversal of provision due to adherence to the discount program of the State of Rio de Janeiro (R$ 1,215 million); • provision for agreements to close investigations with authorities in the USA (R$ 3,536 million); • provision related to the agreement with the ANP on the unification of fields in Parque das Baleias (R$ 3,545 million); • provision due to arbitrations in the USA on a drilling service contract linked to the drill ship Titanium Explorer (Vantage) (R$ 2,660 million); and • foreign exchange expense on Class Action's passive dollar exposure, reflecting the devaluation of the real against the dollar (R$ 1,646 million). • greater positive result related to the dismantling of areas (R$ 1,272 million); and • greater reimbursement of funds recovered by Operation Car Wash (R$ 987 million); Net Financial Results Negative net financial results of R$ 21,100 million, R$ 10,499 million less than in 2017, due to: • reduction of R$ 11,024 million in net financial expenses, notably: • recognition of gain due to the agreements signed in 2018 regarding electric sector receivables from the Eletrobras System (R$ 5,259 million), see note 8.4 to the 2018 Financial Statements; • expenses with charges resulting from adherence to the Federal Tax Regularization Programs in 2017 (R$ 2,693 million); • reduction in interest expenses due to debt prepayments (R$ 1,067 million); and • financial income resulting from the update of interest on receivables from the oil and alcohol account, due to a final, favorable and unappealable decision against the Federal Government (R$ 344 million). • greater negative monetary and foreign exchange variation by R$ 525 million, caused by a negative exchange variation of R$ 587 million due to the 5.3% appreciation of the dollar on the average active exposure in pounds, compared to the negative exchange variation of R$ 123 million due to the 9.1% depreciation on the average passive exposure in pounds in 2017 (R$ 464 million). 167

Income from equity-accounted investments Positive results of equity-accounted investments of R$ 1,919 million, R$ 230 million lower, reflecting the lower results in stakes in the petrochemical sector, basically Braskem. Income tax and social contribution Income tax and social contribution expense of R$ 17,078 million, R$ 11,281 million higher, mainly due to the higher pre-tax results and non-deductible taxes of the agreements to close investigations with authorities in the USA, partially offset by the tax benefit due to the distribution of Interest on Equity (JCP). The effective income tax and social contribution rate calculated on December 31, 2018 was 39% and on December 31, 2017 (93.9%), which was impacted, basically, by the effects of adherence to the Federal Tax Regularization Programs in 2017. Net Income Due to the above, net income in 2018 was R$ 26,698 million, an increase of R$ 26,321 million, compared to net income of R$ 377 million in 2017. 168 Income from equity-accounted investments Positive results of equity-accounted investments of R$ 1,919 million, R$ 230 million lower, reflecting the lower results in stakes in the petrochemical sector, basically Braskem. Income tax and social contribution Income tax and social contribution expense of R$ 17,078 million, R$ 11,281 million higher, mainly due to the higher pre-tax results and non-deductible taxes of the agreements to close investigations with authorities in the USA, partially offset by the tax benefit due to the distribution of Interest on Equity (JCP). The effective income tax and social contribution rate calculated on December 31, 2018 was 39% and on December 31, 2017 (93.9%), which was impacted, basically, by the effects of adherence to the Federal Tax Regularization Programs in 2017. Net Income Due to the above, net income in 2018 was R$ 26,698 million, an increase of R$ 26,321 million, compared to net income of R$ 377 million in 2017. 168

PETROBRAS

EQUITY ANALYSIS

Consolidated Balance Sheet - In millions of reais										
				Vertical Analysis %			Horizontal Analysis %			
Assets	12/31/2019	12/31/2018	12/31/2017	12/31/2019	12/31/2018	12/31/2017	12/31/2019 x 12/31/2018		12/31/2018 x 12/31/2017	
Current										
Cash and cash equiv.	29,714	53,854	74,494	3.2	6.3	9.0	(24,140)	(44.8%)	(20,640)	(27.7%)
Marketable securities	3,580	4,198	6,237	0.4	0.5	0.8	(618)	(14.7%)	(2,039)	(32.7%)
Trade receivable, net	15,164	22,264	16,446	1.6	2.6	2.0	(7,100)	(31.9%)	5,818	35.4%
Inventories	33,009	34,822	28,081	3.6	4.0	3.4	(1,813)	(5.2%)	6,741	24.0%
Income tax and contribution	10,050	2,863	1,584	1.1	0.3	0.2	7,187	251.0%	1,279	80.7%
Taxes and Contributions	4,237	5,020	6,478	0.5	0.6	0.8	(783)	(15.6%)	(1,458)	(22.5%)
Deposits linked to Class Action	-	7,287	-	0.0	0.8	0.0	(7,287)	(100.0%)	7,287	-
Other current assets	6,014	5,758	4,997	0.6	0.7	0.6	256	4.4%	761	15.2%
Assets classified as held for sale	10,333	7,450	17,592	1.1	0.9	2.1	2.793	37.0%	(2,251)	(1.6%)
Total Current Assets	**112,101**	**143,606**	**155,909**	**12.1**	**16.7**	**18.7**	**(31,505)**	**(21.9%)**	**(10,052)**	**(57.1%)**
Noncurrent										
Long term assets										
Trade receivable, net	10,345	21,281	17,120	1.1	2.5	2.1	(10,936)	(51.4%)	4,161	24.3%
Marketable securities	232	205	211	0.0	0.0	0.0	27	13.2%	(6)	(2.8%)
Judicial deposits	33,198	26,003	18,465	3.6	3.0	2.2	7,195	27.7%	7,538	40.8%
Deferred income tax and social contribution	5,593	10,384	11,373	0.6	1.2	1.4	(4,791)	(46.1%)	(989)	(8.7%)
Taxes and Contributions	15,877	16,959	10,171	1.7	1.6	1.2	(1,082)	(6.4%)	3,546	34.9%
Advance to suppliers	1,313	2,575	3,413	0.1	0.3	0.4	(1,282)	(49.0%)	(838)	(24.6%)
Other long-term assets	4,748	8,071	10,202	0.5	1.3	1.2	(3,323)	(41.2%)	1,111	10.9%
Total Long-Term Assets	71,306	85,478	70,955	7.7	9.9	8.5	(14,172)	(16.6%)	14,523	20.5%
Investments	22,166	10,690	12,554	2.4	1.2	1.5	11,476	107.4%	(1,864)	(14.8%)
Fixed assets	641,949	609,829	584,357	69.3	70.9	70.3	32,120	5.3%	25,472	4.4%
Intangible assets	78,489	10,870	7,740	8.5	1.3	0.9	67,619	622.1%	3,130	40.4%
Total noncurrent assets	**813,910**	**716,867**	**675,606**	87.9	**83.3**	**81.3**	**97,043**	13.5%	**41,261**	**6.1%**
Total Assets	926,011	860,473	831,515	100.00	100.0	100.0	65,538	7.6%	28,958	3.5%

169

PETROBRAS

Consolidated Balance Sheet (continued)				Vertical Analysis %			Horizontal Analysis			
							12/31/2019 x 12/31/2018		12/31/2018 x 12/31/2017	
Liabilities	12/31/2019	12/31/2018	12/31/17	12/31/19	12/31/18	12/31/17	R$	%	R$	%
Current										
Trade payables	22,576	24,516	19,077	2.4	2.8	2.3	(1,940)	(7.9%)	5,439	28.5%
Financing	18,013	14,207	23,160	1.9	1.7	2.8	3,806	26.8%	(8,953)	(38.7%)
Financial leases	23,126	89	84	2.5	0.0	0.0	23,037	25,884.3%	5	6.0%
Income tax and social contribution	1,114	817	990	0.1	0.1	0.1	297	36.4%	(173)	(17.5%)
Taxes and Contributions	13,800	13,778	15,046	1.5	1.6	1.8	22	0.2%	(1,268)	(8.4%)
Proposed dividends	6,278	4,296	-	0.7	0.5	-	1,982	46.1%	4,296	-
Salaries, vacations,	6,632	6,426	4,331	0.7	0.5	0.5	206	3.2%	2,095	48.4%
Pension and health plans	3,577	3,137	2,791	0.4	0.3	0.3	440	14.0%	346	12.4%
Provision for judicial and administrative proceedings	-	13,493	7,463	0.0	0.9	0.9	(13,493)	(100.0%)	6,030	80.8%
Agreement with US authorities	-	3,034	-	0.0	0.4	-	(3,034)	(100.0%)	3,034	-
Other accounts payable and expenses	7,947	9,467	8,298	0.9	1.0	1.0	(1,520)	(16.1%)	1,169	14.1%
Liabilities associated to assets classified as for sale	13,084	3,308	1,295	1.4	0.2	0.2	9,276	243.6%	2,513	194.1%
Total Current Liabilities	**116,147**	**97,068**	**82,535**	12.5	**9.9**	**9.9**	**19,079**	**19.7%**	**12,020**	**14.8%**
Non-current										
Financing	236,969	311,954	337,564	25.6	40.6	40.6	(74,985)	(24.0%)	(25,610)	(7.6%)
Financial leases	73,053	626	675	7.9	0.1	0.1	74,427	11,569.8%	(49)	(7.3%)
Taxes and Contributions	2,031	2,139	2,219	25.6	0.3	0.3	(108)	(5.0%)	(80)	(3.6%)
Deferred income tax and social contribution	7,095	2,536	3,956	0.8	0.5	0.5	4,559	179.8%	(1,420)	(35.9%)
Pension and health plans	103,213	85,012	69,421	11.1	8.3	8.3	18,201	21.4%	15,591	22.5%
Provision for legal and administrative proceedings	12,546	15,202	15,778	1.4	1.9	1.9	(2,656)	17.5%	(576)	(3.7%)
Provision for dismantling of	70,377	58,637	46,785	7.6	5.6	5.6	11,740	20.0%	11,852	25.3%
Other accounts and expenses payable	5,443	3,756	2,973	0.6	0.4	0.4	1,687	44.9%	783	26.3%
Total non-current liabilities	**510,727**	**479,862**	**479,371**	55.2	**57.7**	**57.7**	**30,865**	**6.4%**	**491**	**0.1%**

170

PETROBRAS

Shareholders' Equity										
Share Capital	205,432	205,432	205,432	0.0	24.7	24.7	-	-	-	-
Capital	2,449	2,458	2,457	0.0	0.3	0.3	-	-	-	-
Profit reserves	124,829	95,364	77,364	22.2	9.3	9.3	-	-	-	-
Other results comprehensive	(37,169)	(26,029)	(21,268)	(4.0)	(2.6)	(2.6)	(11,140)	42.8%	(4,761)	22.4%
Assigned to non-controlling shareholders	3,596	6,318	5,624	0.4	0.7	0.7	(2,722)	(43.1%)	694	12.3%
Total Shareholders' Equity	**299,137**	**283,543**	**269,609**	**32.3**	**32.4**	**32.4**	15,594	5.5%	**13,934**	**5.2%**
Total liabilities	926,011	860,473	831,515	100.00	100.0	100.0	65,538	7.6%	28,958	3.5%

Analysis of Consolidated Assets

December 31, 2019 X December 31, 2018

The main changes to the consolidated assets, are described below:

Cash and cash equivalents

The reduction of R$ 24,140 million was mainly due to: debt interest, including prepayments, and amortization of leases reaching R$ 145,373 million, in addition to investments in business segments in the amount of R$ 97,151 million. These investments were substantially provided by an operating cash generation of R$ 101,766 million, receipts for the sale of assets and interests of R$ 41,049 million, revision of the transfer of rights of R$ 34,414 million, funding of R$ 29,156 million, and by effect of exchange rate on cash and cash equivalents balances of R$ 8,397 million.

Accounts receivable, net - Current and non-current

The reduction of R$ 18,036 million was mainly due to the receipts related to the electricity sector, in the amount of R$ 15,800 million, due to the credit rights transfer agreement signed with the Credit Rights Investment Fund, early payments by Eletrobras, the receipts from invoicing in 2019 for receivables that were within the scope of the Debt Assumption Instruments and the transfer of receivables from BR to assets held for sale. Additionally, dividends and interest on equity were received from several companies in the amount of R$ 1,188 million and the economic subsidy program for the sale of diesel oil, in the amount of R$ 1,550 million.

Inventories

Reduction of R$ 1,813 million, especially the stock of oil and refined oil products, due to the decrease in average unit costs, partially offset by higher imports of materials and supplies, to service the operation.

Income tax and social contribution

The increase of R$ 7,187 million is mainly due to the tax incentive to take advantage of the expense of depreciation of production development assets in an accelerated manner at 2.5 times, according

171

to the new income tax regulation, and the tax benefit on compensation to shareholders approved in the form of interest on equity. Deposits linked to Class Action Petrobras (together with its subsidiary PGF) agreed to pay US$ 2,950 million, in two installments of US$ 983 million and a final installment of US$ 984 million, which were deposited, respectively, on March 1, 2018, July 2, 2018, and January 15, 2019. The reduction of R$ 7,297 million is due to the authorization granted on September 24, 2019 by the District Court, for the beginning of the distribution of the amounts deposited in the account appointed by the lead claimant to investors who had their claims admitted by the judicial administrator or District Court. As a consequence, the three installments deposited in the account appointed by the lead claimant of the Class Action have been fully reverted to the provisioned obligation, due to the termination of the class action. Assets classified as held for sale/Liabilities associated with assets classified as held for sale Largest assets classified as held for sale, and respective liabilities, for sales of assets related to the Baúna field, Pampo and Enchova hubs, fields in the Potiguar Basin, Frade field and sale of Liquigás Distribuidora S.A. Judicial deposits The increase in the amount of R$ 7,195 million refers mainly to tax-related judicial deposits, in the amount of R$ 6,203 million, notably: (i) R$ 2.8 billion related to the chartering of platforms due to the legal discussion related to the applicable income tax (IRRF); (ii) R$ 1.8 billion referring to corporate income tax (IRPJ) and social contribution on net profits (CSLL) for not adding the profits of subsidiaries and affiliates headquartered abroad to the IRPJ and CSLL calculation base; (iii) R$ 0.7 billion related to issues raised by the ANP about differences in the calculation of royalties and special participation; (iv) R$ 0.7 billion due to the civil lawsuit related to the production tax (IPI) credit. These deposits were partially offset, mainly by the sale of interest in Petrobras Distribuidora. Other long-term assets - Current and Non-Current The reduction of R$ 3,067 million is due to the divestment in Petrobras Distribuidora S.A. and assets linked to the Tartaruga Verde field and Espadarte Module III, contract write-offs linked to nationalized assets and lower demobilization and docking costs. Investments The increase of R$ 11,476 million is mainly due to the divestments in TAG and Petrobras Distribuidora, which are now associated companies. 172 to the new income tax regulation, and the tax benefit on compensation to shareholders approved in the form of interest on equity. Deposits linked to Class Action Petrobras (together with its subsidiary PGF) agreed to pay US$ 2,950 million, in two installments of US$ 983 million and a final installment of US$ 984 million, which were deposited, respectively, on March 1, 2018, July 2, 2018, and January 15, 2019. The reduction of R$ 7,297 million is due to the authorization granted on September 24, 2019 by the District Court, for the beginning of the distribution of the amounts deposited in the account appointed by the lead claimant to investors who had their claims admitted by the judicial administrator or District Court. As a consequence, the three installments deposited in the account appointed by the lead claimant of the Class Action have been fully reverted to the provisioned obligation, due to the termination of the class action. Assets classified as held for sale/Liabilities associated with assets classified as held for sale Largest assets classified as held for sale, and respective liabilities, for sales of assets related to the Baúna field, Pampo and Enchova hubs, fields in the Potiguar Basin, Frade field and sale of Liquigás Distribuidora S.A. Judicial deposits The increase in the amount of R$ 7,195 million refers mainly to tax-related judicial deposits, in the amount of R$ 6,203 million, notably: (i) R$ 2.8 billion related to the chartering of platforms due to the legal discussion related to the applicable income tax (IRRF); (ii) R$ 1.8 billion referring to corporate income tax (IRPJ) and social contribution on net profits (CSLL) for not adding the profits of subsidiaries and affiliates headquartered abroad to the IRPJ and CSLL calculation base; (iii) R$ 0.7 billion related to issues raised by the ANP about differences in the calculation of royalties and special participation; (iv) R$ 0.7 billion due to the civil lawsuit related to the production tax (IPI) credit. These deposits were partially offset, mainly by the sale of interest in Petrobras Distribuidora. Other long-term assets - Current and Non-Current The reduction of R$ 3,067 million is due to the divestment in Petrobras Distribuidora S.A. and assets linked to the Tartaruga Verde field and Espadarte Module III, contract write-offs linked to nationalized assets and lower demobilization and docking costs. Investments The increase of R$ 11,476 million is mainly due to the divestments in TAG and Petrobras Distribuidora, which are now associated companies. 172

Fixed assets The increase in the amount of R$ 32,120 million was mainly due to the initial adoption of IFRS 16 - Leases, R$ 102,970 million - as explained in Leasing, in the analysis of consolidated liabilities, additions of R$ 41,594 million and provision/revision of estimates for dismantling of areas of R$ 22,633 million, offset by the depreciation of R$ 63,518 million and transfers to held for sale of R$ 35,037 million and revision of the transfer of rights of R$ 34,238 million. Intangible assets The increase of R$ 67,619 million results from the acquisition of oil exploration rights, as detailed below: (i) in Transfer of Rights surplus in the Búzios field in the amount of R$ 63,141 million and R$ 1,766 million in the Itapu field; (ii) production sharing in the Aram field located in the Santos Basins in the amount of R$ 4,040 million; and (iii) in the concession regime, the CM-477 block in Campos deep waters in the amount of R$ 1,431 million, offset by transfers made along the year of R$ 1,053 million. Analysis of Consolidated Assets December 31, 2018 X December 31, 2017 The main changes to the consolidated assets, as described below: Cash and cash equivalents The reduction, in the amount of R$ 20,640 million, was mainly due to the fulfillment of the debt interest, reaching R$ 141,483 million, in addition to investments in the business area in the amount of R$ 43,987 million and distribution of dividends of R$ 3,046 million. These investments were possible due to the operating cash generation of R$ 95,846 million, funding of R$ 38,023 million, receipts for the sale of assets (divestments) of R$ 20,218 million, mainly the assets of Lapa, Iara, Carcará, CitepeSuape, Roncador and PAI upstream assets. Additionally, there is also a positive impact of R$ 8,342 million due to the effect of the exchange rate variation on investments abroad, dividends received from investees of R$ 2,902 million and redemption of securities of R$ 2,276 million, primarily from the British treasury. Securities - Current and Non-Current The reduction, in the amount of R$ 2,045 million, resulted from the redemption of R$ 2,021 million in British treasury bills. Accounts receivable, net - Current and non-current The increase of R$ 9,979 million in accounts receivable, in addition to being influenced by the behavior of international prices, exchange variation on higher prices of oil and refined oil products exports, as well as on the prices of refined oil products in the domestic market, was mainly due to: • balance receivable from the diesel subsidy; 173 Fixed assets The increase in the amount of R$ 32,120 million was mainly due to the initial adoption of IFRS 16 - Leases, R$ 102,970 million - as explained in Leasing, in the analysis of consolidated liabilities, additions of R$ 41,594 million and provision/revision of estimates for dismantling of areas of R$ 22,633 million, offset by the depreciation of R$ 63,518 million and transfers to held for sale of R$ 35,037 million and revision of the transfer of rights of R$ 34,238 million. Intangible assets The increase of R$ 67,619 million results from the acquisition of oil exploration rights, as detailed below: (i) in Transfer of Rights surplus in the Búzios field in the amount of R$ 63,141 million and R$ 1,766 million in the Itapu field; (ii) production sharing in the Aram field located in the Santos Basins in the amount of R$ 4,040 million; and (iii) in the concession regime, the CM-477 block in Campos deep waters in the amount of R$ 1,431 million, offset by transfers made along the year of R$ 1,053 million. Analysis of Consolidated Assets December 31, 2018 X December 31, 2017 The main changes to the consolidated assets, as described below: Cash and cash equivalents The reduction, in the amount of R$ 20,640 million, was mainly due to the fulfillment of the debt interest, reaching R$ 141,483 million, in addition to investments in the business area in the amount of R$ 43,987 million and distribution of dividends of R$ 3,046 million. These investments were possible due to the operating cash generation of R$ 95,846 million, funding of R$ 38,023 million, receipts for the sale of assets (divestments) of R$ 20,218 million, mainly the assets of Lapa, Iara, Carcará, CitepeSuape, Roncador and PAI upstream assets. Additionally, there is also a positive impact of R$ 8,342 million due to the effect of the exchange rate variation on investments abroad, dividends received from investees of R$ 2,902 million and redemption of securities of R$ 2,276 million, primarily from the British treasury. Securities - Current and Non-Current The reduction, in the amount of R$ 2,045 million, resulted from the redemption of R$ 2,021 million in British treasury bills. Accounts receivable, net - Current and non-current The increase of R$ 9,979 million in accounts receivable, in addition to being influenced by the behavior of international prices, exchange variation on higher prices of oil and refined oil products exports, as well as on the prices of refined oil products in the domestic market, was mainly due to: • balance receivable from the diesel subsidy; 173

• increase in receivables from the electricity sector, mainly due to the agreements signed in 2018, as well as recalculation at fair value due to the improvement in the financial capacity of the companies CERON, ELETROACRE and BOA VISTA due to privatizations, partially offset by higher receipts; and • contingent portion of the sale of 25% of the stake in the Roncador field. Inventories The increase of R$ 6,741 million is mainly due to the increase in the stock of oil and intermediate products, reflecting higher costs with government take and imports, reflecting the appreciation of Brent and the devaluation of the real against the dollar, and also higher import costs, as well as LNG share. Taxes and contributions - Current and Non-current Higher taxes and fees to be recovered in the amount of R$ 2,088 million, mainly due to the increase in PIS/COFINS to be refunded, related to RNEST, and recognition of credits on production inputs and services by decision of the STJ court. Assets classified as held for sale/Liabilities associated with assets classified as held for sale Reduction of assets classified as held for sale, basically due to sales of Petroquímica Suape, Citepe, Lapa, Iara, Azulão and Roncador assets, with effects on the respective liabilities, in addition to the effect related to the sale of PAI's upstream assets, forming the joint venture with Murphy. Judicial deposits The increase of R$ 7,538 million refers mainly to tax-related judicial deposits, in the amount of R$ 6,700 million, mainly due to the unfavorable decision issued by the Federal Regional Court of RJ in October 2017, when it understood that remittances for payment of charters, in the period from 1999 to 2002, would be subject to the income tax (IRRF), in addition to: • shares related to the profit of subsidiaries and affiliates headquartered abroad, not added to the calculation basis of IRPJ and CSLL; • ICMS (service tax) processes in the state of Amazonas; • CIDE - Import of butane/propane; and • monetary restatement. There were also several deposits related to labor claims, in the amount of R$ 502 million, in addition to monetary restatement of balances of this nature. Deferred Income Tax and Social Contribution (Net - Non-current Assets and Liabilities) The reduction of R$ 431 million is mainly due to the tax effect on the exchange variation recorded in other comprehensive results (cash flow hedge), due to the 17% devaluation of the real against 174 • increase in receivables from the electricity sector, mainly due to the agreements signed in 2018, as well as recalculation at fair value due to the improvement in the financial capacity of the companies CERON, ELETROACRE and BOA VISTA due to privatizations, partially offset by higher receipts; and • contingent portion of the sale of 25% of the stake in the Roncador field. Inventories The increase of R$ 6,741 million is mainly due to the increase in the stock of oil and intermediate products, reflecting higher costs with government take and imports, reflecting the appreciation of Brent and the devaluation of the real against the dollar, and also higher import costs, as well as LNG share. Taxes and contributions - Current and Non-current Higher taxes and fees to be recovered in the amount of R$ 2,088 million, mainly due to the increase in PIS/COFINS to be refunded, related to RNEST, and recognition of credits on production inputs and services by decision of the STJ court. Assets classified as held for sale/Liabilities associated with assets classified as held for sale Reduction of assets classified as held for sale, basically due to sales of Petroquímica Suape, Citepe, Lapa, Iara, Azulão and Roncador assets, with effects on the respective liabilities, in addition to the effect related to the sale of PAI's upstream assets, forming the joint venture with Murphy. Judicial deposits The increase of R$ 7,538 million refers mainly to tax-related judicial deposits, in the amount of R$ 6,700 million, mainly due to the unfavorable decision issued by the Federal Regional Court of RJ in October 2017, when it understood that remittances for payment of charters, in the period from 1999 to 2002, would be subject to the income tax (IRRF), in addition to: • shares related to the profit of subsidiaries and affiliates headquartered abroad, not added to the calculation basis of IRPJ and CSLL; • ICMS (service tax) processes in the state of Amazonas; • CIDE - Import of butane/propane; and • monetary restatement. There were also several deposits related to labor claims, in the amount of R$ 502 million, in addition to monetary restatement of balances of this nature. Deferred Income Tax and Social Contribution (Net - Non-current Assets and Liabilities) The reduction of R$ 431 million is mainly due to the tax effect on the exchange variation recorded in other comprehensive results (cash flow hedge), due to the 17% devaluation of the real against 174 the dollar, partially offset by the use of tax credits from tax losses and the write-off of tax loss credits abroad. Investments The reduction of R$ 1,864 million is due to the following transactions: • transfer to held for sale of the investment linked to PO&G (R$ 4,595 million); • allocation of dividends from investees (R$ 2,173 million); • other comprehensive results, due to the effect of the 17% devaluation of the real against the dollar in the cash flow hedge accounting at Braskem, in the amount of (R$ 501 million); These effects were offset by: • corporate reorganization related to the joint venture with Murphy (R$ 2,300 million); • results of equity-accounted investments of (R$ 1,919 million); and • accrued conversion adjustment arising from the 17% devaluation of the real against the dollar on the company's investments abroad in the amount of (R$ 1,083 million). Fixed assets The increase of R$ 25,472 million is mainly due to the following events: • additions of new fixed assets R$ 38,060 million; • accrued conversion adjustment arising from the 17% devaluation of the real against the dollar on the company's fixed assets abroad in the amount of R$ 19,462 million. • provision/revision of the estimated dismantling of areas R$ 18,187 million; and • addition of capitalized interest of R$ 6,572 million. These effects were partially offset by depreciation, amortization and depletion of R$ 43,242 million, by impairment of R$ 8,126 million (provision of R$ 10,250 million and reversal of R$ 2,124 million) and transfers of R$ 3,847 million (including transfer to held for sale). Intangible assets th The increase of R$ 3,130 million mainly reflects the acquisitions of seven offshore blocks in the 15 Bidding Round under the Concession Scheme, in the amount of R$ 2,210 million and offshore blocks, th Uirapuru, Dois Irmãos and Três Marias, in the 4 Bidding Round in the ANP Production Sharing th Scheme, and Tartaruga Verde, in the 5 Round, amounting to R$ 1,075 million. Analysis of Consolidated Liabilities The main changes to consolidated liabilities, as described below: 175 the dollar, partially offset by the use of tax credits from tax losses and the write-off of tax loss credits abroad. Investments The reduction of R$ 1,864 million is due to the following transactions: • transfer to held for sale of the investment linked to PO&G (R$ 4,595 million); • allocation of dividends from investees (R$ 2,173 million); • other comprehensive results, due to the effect of the 17% devaluation of the real against the dollar in the cash flow hedge accounting at Braskem, in the amount of (R$ 501 million); These effects were offset by: • corporate reorganization related to the joint venture with Murphy (R$ 2,300 million); • results of equity-accounted investments of (R$ 1,919 million); and • accrued conversion adjustment arising from the 17% devaluation of the real against the dollar on the company's investments abroad in the amount of (R$ 1,083 million). Fixed assets The increase of R$ 25,472 million is mainly due to the following events: • additions of new fixed assets R$ 38,060 million; • accrued conversion adjustment arising from the 17% devaluation of the real against the dollar on the company's fixed assets abroad in the amount of R$ 19,462 million. • provision/revision of the estimated dismantling of areas R$ 18,187 million; and • addition of capitalized interest of R$ 6,572 million. These effects were partially offset by depreciation, amortization and depletion of R$ 43,242 million, by impairment of R$ 8,126 million (provision of R$ 10,250 million and reversal of R$ 2,124 million) and transfers of R$ 3,847 million (including transfer to held for sale). Intangible assets th The increase of R$ 3,130 million mainly reflects the acquisitions of seven offshore blocks in the 15 Bidding Round under the Concession Scheme, in the amount of R$ 2,210 million and offshore blocks, th Uirapuru, Dois Irmãos and Três Marias, in the 4 Bidding Round in the ANP Production Sharing th Scheme, and Tartaruga Verde, in the 5 Round, amounting to R$ 1,075 million. Analysis of Consolidated Liabilities The main changes to consolidated liabilities, as described below: 175

December 31, 2019 X December 31, 2018 Financing - Current and Non-Current The reduction in the amount of R$ 71,179 million is mainly due to the prepayment of debts and repurchase of securities, which exceeded funding in the period, as described in items 10.1.and 10.1.f of this Reference Form. Lease Financing - Current and Non-Current The increase of R$ 95,464 million, of which R$ 102,970 million refers to the adoption of IFRS 16 - Leases, which became effective as of the year started on January 1, 2019, containing principles for identification, recognition, measurement, presentation and disclosure of leases, R$ 9,100 million referring to recalculation of new contracts, R$ 5,975 million referring to charges incurred in the period, R$ 2,458 million referring to monetary and exchange variations, offset by R$ 20,827 million in payments occurred in the period and R$ 5,553 referring to the transfer to assets held for sale. Proposed dividends An increase of R$ 1,982 million, basically reflecting the 2019 dividend proposal (R$ 10,682 million), offset by prepayments of interest on equity in the year, of R$ 3,913 million, payment related to dividends for 2018 and income tax payable on interest on equity of non-exempt shareholders in the amount of R$ 538 million. Pension and health plan - Current and Non-current The increase of R$ 18,641 million is mainly due to the actuarial calculation of 2019, which reflects the changes in financial assumptions impacted by the reduction in the discount rate, offset by the actuarial gain in the assumptions from experience in the AMS plan, with recorded losses of R$ 23,011 million. This increase was partially offset by reclassification of the balance of Petrobras Distribuidora (R$ 4,908 million), benefit payments (R$ 3,551 million), financial deeds of commitment (R$ 3,938 million) and net interest on liabilities/assets of R$ 7,018 million. Provision for dismantling The increase in the provision for dismantling areas of R$ 11,740 million, is mainly due to the revision of the provision (R$ 23 billion), mainly due to the following factors: (i) an increase of R$ 5 billion assigned to the depreciation of the Real against the US Dollar, with a direct impact on dollar costs; (ii) an increase of R$ 7 billion due to the anticipation of the abandonment schedule in some projects; (iii) an increase of R$ 7 billion due to the reduction of the risk-adjusted discount rate from 5.17% p.a. in 2018 to 4.22% p.a. in 2019, due to the improvement in the country's risk perception in the market; (iv) an increase of R$ 5 billion due to the revision of estimates of wells and equipment and the decrease in the average year of abandonment of some production fields. This increase was partially offset by the reclassification of the balance of fields in which there was divestment (R$ 12,261 million). 176 December 31, 2019 X December 31, 2018 Financing - Current and Non-Current The reduction in the amount of R$ 71,179 million is mainly due to the prepayment of debts and repurchase of securities, which exceeded funding in the period, as described in items 10.1.and 10.1.f of this Reference Form. Lease Financing - Current and Non-Current The increase of R$ 95,464 million, of which R$ 102,970 million refers to the adoption of IFRS 16 - Leases, which became effective as of the year started on January 1, 2019, containing principles for identification, recognition, measurement, presentation and disclosure of leases, R$ 9,100 million referring to recalculation of new contracts, R$ 5,975 million referring to charges incurred in the period, R$ 2,458 million referring to monetary and exchange variations, offset by R$ 20,827 million in payments occurred in the period and R$ 5,553 referring to the transfer to assets held for sale. Proposed dividends An increase of R$ 1,982 million, basically reflecting the 2019 dividend proposal (R$ 10,682 million), offset by prepayments of interest on equity in the year, of R$ 3,913 million, payment related to dividends for 2018 and income tax payable on interest on equity of non-exempt shareholders in the amount of R$ 538 million. Pension and health plan - Current and Non-current The increase of R$ 18,641 million is mainly due to the actuarial calculation of 2019, which reflects the changes in financial assumptions impacted by the reduction in the discount rate, offset by the actuarial gain in the assumptions from experience in the AMS plan, with recorded losses of R$ 23,011 million. This increase was partially offset by reclassification of the balance of Petrobras Distribuidora (R$ 4,908 million), benefit payments (R$ 3,551 million), financial deeds of commitment (R$ 3,938 million) and net interest on liabilities/assets of R$ 7,018 million. Provision for dismantling The increase in the provision for dismantling areas of R$ 11,740 million, is mainly due to the revision of the provision (R$ 23 billion), mainly due to the following factors: (i) an increase of R$ 5 billion assigned to the depreciation of the Real against the US Dollar, with a direct impact on dollar costs; (ii) an increase of R$ 7 billion due to the anticipation of the abandonment schedule in some projects; (iii) an increase of R$ 7 billion due to the reduction of the risk-adjusted discount rate from 5.17% p.a. in 2018 to 4.22% p.a. in 2019, due to the improvement in the country's risk perception in the market; (iv) an increase of R$ 5 billion due to the revision of estimates of wells and equipment and the decrease in the average year of abandonment of some production fields. This increase was partially offset by the reclassification of the balance of fields in which there was divestment (R$ 12,261 million). 176

Provision for judicial and administrative proceedings - Current and Non-Current Reduction in the provision for lawsuits of R$ 15,647 million, mainly due to the payment of the Class Action Agreement (R$ 13,493 million), the payment related to the arbitration process of the drill ship Titanium Explorer (R$ 3,576 million) and tax proceedings over Parque das Baleias (R$ 2,700 million), partially offset by provision for disputes involving the company Sete Brasil (R$ 2,828 million). Agreement with North American authorities The balance was settled, with a deposit classified in assets under Deposits linked to Class Action. Deferred income tax and social contribution liabilities - net Increase of R$ 9,150 million mainly related to the accelerated depreciation for assets dedicated to exploration and development of the production of upstream fields, gain in the remeasurement in the sale of BR and transfers related to companies available for sale, partially offset by the recognition in shareholders' equity of the effect of employee benefits payment. Shareholders' Equity The increase of R$ 15,594 million reflects the profit assigned to Petrobras shareholders in the period (R$ 40,970 million), offset by: • other comprehensive results of R$ 11,026 million, impacted by actuarial losses with defined benefit plans (R$ 16,876) and the effects of export cash flow hedge (R$ 707 million), partially offset by the accrued translation adjustment of R$ 6,286 million; and • distribution of dividends and interest on equity of R$ 11,740 million. Fiscal Year 2018 X Fiscal Year 2017 The main changes to consolidated liabilities, as described below: Trade payables Increase of R$ 5,439 million, reflecting: • In-country - basically due to the increase in oil purchase transactions, considering the entry of new agents in the domestic market and the establishment of production individualization agreements; and • Abroad - highlighting higher imports of oil, refined oil products, natural gas and LNG, influenced by the behavior of international prices and the depreciation of the real against the dollar. Financing - Current and Non-Current 177 Provision for judicial and administrative proceedings - Current and Non-Current Reduction in the provision for lawsuits of R$ 15,647 million, mainly due to the payment of the Class Action Agreement (R$ 13,493 million), the payment related to the arbitration process of the drill ship Titanium Explorer (R$ 3,576 million) and tax proceedings over Parque das Baleias (R$ 2,700 million), partially offset by provision for disputes involving the company Sete Brasil (R$ 2,828 million). Agreement with North American authorities The balance was settled, with a deposit classified in assets under Deposits linked to Class Action. Deferred income tax and social contribution liabilities - net Increase of R$ 9,150 million mainly related to the accelerated depreciation for assets dedicated to exploration and development of the production of upstream fields, gain in the remeasurement in the sale of BR and transfers related to companies available for sale, partially offset by the recognition in shareholders' equity of the effect of employee benefits payment. Shareholders' Equity The increase of R$ 15,594 million reflects the profit assigned to Petrobras shareholders in the period (R$ 40,970 million), offset by: • other comprehensive results of R$ 11,026 million, impacted by actuarial losses with defined benefit plans (R$ 16,876) and the effects of export cash flow hedge (R$ 707 million), partially offset by the accrued translation adjustment of R$ 6,286 million; and • distribution of dividends and interest on equity of R$ 11,740 million. Fiscal Year 2018 X Fiscal Year 2017 The main changes to consolidated liabilities, as described below: Trade payables Increase of R$ 5,439 million, reflecting: • In-country - basically due to the increase in oil purchase transactions, considering the entry of new agents in the domestic market and the establishment of production individualization agreements; and • Abroad - highlighting higher imports of oil, refined oil products, natural gas and LNG, influenced by the behavior of international prices and the depreciation of the real against the dollar. Financing - Current and Non-Current 177

The decrease of R$ 34,563 million is mainly due to the prepayment of debts and the tender offer and/or redemption of securities in the international market, which exceeded funding in the period, as described in items 10.1.d and 10.1.f of this form, in addition to the effect of the accrued conversion adjustment. Salaries, vacations, charges and participation The increase of R$ 2,095 million is mainly due to the provision of PLR (Profit Sharing) for 2018, in the amount of R$ 1,639 million, partially offset by the payment of the PLR of 2017 (R$ 487 million) and the anticipation of the PLR of 2018 in the fourth quarter of 2018 (R$ 259 million), and provision for a variable compensation program of R$ 1,041 million, which was created as of the 2018 financial year. Pension and health plan - Current and Non-current The increase of R$ 15,937 million basically reflects the review of the 2018 actuarial calculation, causing losses due to the recalculation of actuarial events of R$ 1,967 million in the PPSP-R and PPSP-NR plans, R$ 526 million in PP2 and R$ 9,420 million in AMS; and recognition of actuarial expense of R$ 7,770 million, according to a report issued by independent actuaries, basically comprising R$ 3,604 million in the Petros Plans, PPSP-R and PPSP-NR, R$ 204 million in the Petros 2 Plan and R$ 3,926 million in AMS, partially offset by the payment of contributions to the Petros Plan (R$ 1,448 million) and benefits in AMS (R$ 1,667 million). Provision for lawsuits - Current and Non-Current Increase of R$ 5,454 million in the balance of likely contingencies mainly due to: • provision due to arbitrations in the USA on a drilling service contract linked to the drill ship Titanium Explorer (Vantage); • agreement to close the dispute involving Parque das Baleias regarding the values of Special Participation; and • exchange expense on Class Action's passive exposure. These effects were partially offset by the payment of IRRF on remittances abroad to guarantee the st nd 1 and 2 installments referring to the Class Action. Provision for dismantling areas Increase of R$ 11,852 million due to the following factors: • provision review of R$ 15,722 million, mainly due to the depreciation of the real against the dollar, the review of the scope and schedule for intermediate decommissioning in producing fields and the increase in estimated equipment decommissioning costs; • adjustments on interest of (R$ 2,358 million); 178 The decrease of R$ 34,563 million is mainly due to the prepayment of debts and the tender offer and/or redemption of securities in the international market, which exceeded funding in the period, as described in items 10.1.d and 10.1.f of this form, in addition to the effect of the accrued conversion adjustment. Salaries, vacations, charges and participation The increase of R$ 2,095 million is mainly due to the provision of PLR (Profit Sharing) for 2018, in the amount of R$ 1,639 million, partially offset by the payment of the PLR of 2017 (R$ 487 million) and the anticipation of the PLR of 2018 in the fourth quarter of 2018 (R$ 259 million), and provision for a variable compensation program of R$ 1,041 million, which was created as of the 2018 financial year. Pension and health plan - Current and Non-current The increase of R$ 15,937 million basically reflects the review of the 2018 actuarial calculation, causing losses due to the recalculation of actuarial events of R$ 1,967 million in the PPSP-R and PPSP-NR plans, R$ 526 million in PP2 and R$ 9,420 million in AMS; and recognition of actuarial expense of R$ 7,770 million, according to a report issued by independent actuaries, basically comprising R$ 3,604 million in the Petros Plans, PPSP-R and PPSP-NR, R$ 204 million in the Petros 2 Plan and R$ 3,926 million in AMS, partially offset by the payment of contributions to the Petros Plan (R$ 1,448 million) and benefits in AMS (R$ 1,667 million). Provision for lawsuits - Current and Non-Current Increase of R$ 5,454 million in the balance of likely contingencies mainly due to: • provision due to arbitrations in the USA on a drilling service contract linked to the drill ship Titanium Explorer (Vantage); • agreement to close the dispute involving Parque das Baleias regarding the values of Special Participation; and • exchange expense on Class Action's passive exposure. These effects were partially offset by the payment of IRRF on remittances abroad to guarantee the st nd 1 and 2 installments referring to the Class Action. Provision for dismantling areas Increase of R$ 11,852 million due to the following factors: • provision review of R$ 15,722 million, mainly due to the depreciation of the real against the dollar, the review of the scope and schedule for intermediate decommissioning in producing fields and the increase in estimated equipment decommissioning costs; • adjustments on interest of (R$ 2,358 million); 178

• offset by transfers referring to liabilities held for sale of R$ 4,650 million and use by payments of R$ 1,761 million. Agreement with North American authorities Refers to the balance payable related to agreements to close investigations with authorities in the USA of (R$ 3,034 million). Shareholders' Equity The increase of R$ 13,934 million reflects the profit for the period of R$ 26,698 million, offset by: • other comprehensive income of R$ 4,432 million, impacted by the effects of the export cash flow hedge of R$ 13,431 million and by the actuarial losses with defined benefit plans, R$ 12,375 million, partially offset by the accrued translation adjustment of R$ 21,887 million, due to the 17% devaluation of the real against the dollar; • distribution of dividends of R$ 7,911 million; and • effects of the initial adoption of IFRS 9 of R$ 852 million. 10.2 - Operating and financial income a) Results of the issuer's operations, in particular: i. Description of any important revenue components Revenue comes from: • local sales, which comprise sales of refined oil products (such as: diesel oil, gasoline, jet fuel (QAV), naphtha, fuel oil and liquefied petroleum gas, natural gas, biofuels, electricity, ethanol, nitrogen and renewables and revenue from rights not exercised; • export sales, which comprise mainly sales of crude oil and refined oil products; • sales abroad, which comprise sales of oil, natural gas and refined oil products that are purchased, produced and refined abroad; and • other revenues, including services, investment income and foreign exchange gains. In the period from January to December 2019, net operating revenue reached R$ 302,245 million, showing a decrease of 2.6% in relation to the amount of R$ 310,255 million posted in the same period of 2018 (values restated in 2019). Individually, the most important product in terms of revenue generation in the period from January to December 2019 was diesel, as well as in the 2018 and 2017 fiscal years. 179 • offset by transfers referring to liabilities held for sale of R$ 4,650 million and use by payments of R$ 1,761 million. Agreement with North American authorities Refers to the balance payable related to agreements to close investigations with authorities in the USA of (R$ 3,034 million). Shareholders' Equity The increase of R$ 13,934 million reflects the profit for the period of R$ 26,698 million, offset by: • other comprehensive income of R$ 4,432 million, impacted by the effects of the export cash flow hedge of R$ 13,431 million and by the actuarial losses with defined benefit plans, R$ 12,375 million, partially offset by the accrued translation adjustment of R$ 21,887 million, due to the 17% devaluation of the real against the dollar; • distribution of dividends of R$ 7,911 million; and • effects of the initial adoption of IFRS 9 of R$ 852 million. 10.2 - Operating and financial income a) Results of the issuer's operations, in particular: i. Description of any important revenue components Revenue comes from: • local sales, which comprise sales of refined oil products (such as: diesel oil, gasoline, jet fuel (QAV), naphtha, fuel oil and liquefied petroleum gas, natural gas, biofuels, electricity, ethanol, nitrogen and renewables and revenue from rights not exercised; • export sales, which comprise mainly sales of crude oil and refined oil products; • sales abroad, which comprise sales of oil, natural gas and refined oil products that are purchased, produced and refined abroad; and • other revenues, including services, investment income and foreign exchange gains. In the period from January to December 2019, net operating revenue reached R$ 302,245 million, showing a decrease of 2.6% in relation to the amount of R$ 310,255 million posted in the same period of 2018 (values restated in 2019). Individually, the most important product in terms of revenue generation in the period from January to December 2019 was diesel, as well as in the 2018 and 2017 fiscal years. 179

SALES REVENUE BY PRODUCT 2019 2018 86,401 Diesel 90,770 5,461 Diesel Subsidy - 42,706 Gasoline 38,710 16,380 Liquefied petroleum gas (LPG) 16,400 15,430 Jet Fuel (QAV) 15,113 9,017 Naphtha 6,579 4,541 Fuel oil (including) 4,038 13,809 Other oil products 13,453 193,745 Refined oil products subtotal 185,063 19,904 Natural gas 23,379 1,343 Renewables and nitrogenous 960 Revenue from non-exercised 2,470 2,539 rights (breakage) 7,549 Electricity 5,196 4,916 Services and others 3,692 229,927 Domestic market 220,829 56,111 Exports 71,612 24,217 Overseas sales 9,804 80,328 Foreign market 81,416 310,255 Sales revenues 302,245 Net operating revenue reached R$ 349,836 million in 2018, an increase of 23.3% compared to R$ 283,695 million in 2017. SALES REVENUE BY PRODUCT 2018* 2017 Diesel 103,049 79,993 Diesel Subsidy 5,461 - Gasoline 57,383 53,534 Liquefied petroleum gas (LPG) 16,379 12,786 Jet Fuel (QAV) 14,608 10,003 Naphtha 9,017 8,410 Fuel oil (including bunker) 4,663 4,447 Other oil products 15,551 12,053 Refined oil products subtotal 226,111 181,226 Natural gas 20,588 16,539 Renewables and nitrogenous 7,822 12,388 Revenue from non-exercised 2,466 - rights (breakage) Electricity 7,554 11,578 Services and others 3,092 2,920 Domestic market 267,633 224,651 Exports 57,986 41,724 Overseas sales 24,217 17,320 Foreign market 82,203 59,044 Sales revenues 349,836 283,695 180 SALES REVENUE BY PRODUCT 2019 2018 86,401 Diesel 90,770 5,461 Diesel Subsidy - 42,706 Gasoline 38,710 16,380 Liquefied petroleum gas (LPG) 16,400 15,430 Jet Fuel (QAV) 15,113 9,017 Naphtha 6,579 4,541 Fuel oil (including) 4,038 13,809 Other oil products 13,453 193,745 Refined oil products subtotal 185,063 19,904 Natural gas 23,379 1,343 Renewables and nitrogenous 960 Revenue from non-exercised 2,470 2,539 rights (breakage) 7,549 Electricity 5,196 4,916 Services and others 3,692 229,927 Domestic market 220,829 56,111 Exports 71,612 24,217 Overseas sales 9,804 80,328 Foreign market 81,416 310,255 Sales revenues 302,245 Net operating revenue reached R$ 349,836 million in 2018, an increase of 23.3% compared to R$ 283,695 million in 2017. SALES REVENUE BY PRODUCT 2018* 2017 Diesel 103,049 79,993 Diesel Subsidy 5,461 - Gasoline 57,383 53,534 Liquefied petroleum gas (LPG) 16,379 12,786 Jet Fuel (QAV) 14,608 10,003 Naphtha 9,017 8,410 Fuel oil (including bunker) 4,663 4,447 Other oil products 15,551 12,053 Refined oil products subtotal 226,111 181,226 Natural gas 20,588 16,539 Renewables and nitrogenous 7,822 12,388 Revenue from non-exercised 2,466 - rights (breakage) Electricity 7,554 11,578 Services and others 3,092 2,920 Domestic market 267,633 224,651 Exports 57,986 41,724 Overseas sales 24,217 17,320 Foreign market 82,203 59,044 Sales revenues 349,836 283,695 180

(*) Consolidated financial statements for the fiscal years ended December 31, 2018 and comparative period, as per PFS released on February 27, 2018. ii. Factors that materially affected operating income The mainly factors that led to the increase in operating income for the year ended December 31, 2019, when compared to the same period in 2018, weres the gain on divesture of assets, mainly by TAG and upstream assets, increase in export revenues, reduction of production costs and lower contingencies. These factors were partially offset by a greater impairment, mainly in 4Q19, due to the increase in selling expenses due to the payment of fees for the use of the TAG gas pipeline, the reduction in revenues abroad, due to the sale of PAI's upstream assets, the sale of distribution companies in Paraguay and at the Pasadena Refinery, lower average prices and sales volume of refined oil products in the domestic market, due to higher import costs and higher logistical expenses with exports, influenced by the effect of the devaluation of the real against the dollar. The main factors that enabled the improvement of the operating income in 2018 compared to 2017, were the higher prices of refined oil products in the domestic market, mainly diesel and gasoline and exports, following the 31% increase in Brent prices and the depreciation of 14% of the real against the dollar. Despite the higher volume of diesel sales, there was a decrease in the total volume of sales of refined oil products in the domestic market by 3% and in exports by 10%, due to the lower oil production. They also highlight that, during 2018, there was an increase in costs and sales expenses, mainly due to the payment of fees for the use of gas pipelines, higher expenses with government take and imports and the occurrence of special items. There was also a reduction in general and administrative expenses. Finally, the events below also impacted the company's results, namely: • gains from agreements signed with the electricity sector; • positive result with dismantling of areas; • losses with impairment; • losses with legal contingencies; and • negative exchange effect on contingencies. The main factors that made it possible to improve the 2017 operating income compared to 2016, were the increase in the Brent, as well as the volume and margin of oil exports and growth in sales of natural gas, reduction in personnel expenses, reduction of dry and/or subcommercial wells and equipment idleness, in addition to gains with the sale of NTS and a significant drop of impairment and depreciation. On the other hand, there was a drop in the volume of refined oil products in the domestic market and higher spending on government take. They also point out that, in 2017, with the goal of eliminating risks and uncertainties in litigation, the company signed an agreement to close the Class Action, in the amount of R$ 11,198 million 181 (*) Consolidated financial statements for the fiscal years ended December 31, 2018 and comparative period, as per PFS released on February 27, 2018. ii. Factors that materially affected operating income The mainly factors that led to the increase in operating income for the year ended December 31, 2019, when compared to the same period in 2018, weres the gain on divesture of assets, mainly by TAG and upstream assets, increase in export revenues, reduction of production costs and lower contingencies. These factors were partially offset by a greater impairment, mainly in 4Q19, due to the increase in selling expenses due to the payment of fees for the use of the TAG gas pipeline, the reduction in revenues abroad, due to the sale of PAI's upstream assets, the sale of distribution companies in Paraguay and at the Pasadena Refinery, lower average prices and sales volume of refined oil products in the domestic market, due to higher import costs and higher logistical expenses with exports, influenced by the effect of the devaluation of the real against the dollar. The main factors that enabled the improvement of the operating income in 2018 compared to 2017, were the higher prices of refined oil products in the domestic market, mainly diesel and gasoline and exports, following the 31% increase in Brent prices and the depreciation of 14% of the real against the dollar. Despite the higher volume of diesel sales, there was a decrease in the total volume of sales of refined oil products in the domestic market by 3% and in exports by 10%, due to the lower oil production. They also highlight that, during 2018, there was an increase in costs and sales expenses, mainly due to the payment of fees for the use of gas pipelines, higher expenses with government take and imports and the occurrence of special items. There was also a reduction in general and administrative expenses. Finally, the events below also impacted the company's results, namely: • gains from agreements signed with the electricity sector; • positive result with dismantling of areas; • losses with impairment; • losses with legal contingencies; and • negative exchange effect on contingencies. The main factors that made it possible to improve the 2017 operating income compared to 2016, were the increase in the Brent, as well as the volume and margin of oil exports and growth in sales of natural gas, reduction in personnel expenses, reduction of dry and/or subcommercial wells and equipment idleness, in addition to gains with the sale of NTS and a significant drop of impairment and depreciation. On the other hand, there was a drop in the volume of refined oil products in the domestic market and higher spending on government take. They also point out that, in 2017, with the goal of eliminating risks and uncertainties in litigation, the company signed an agreement to close the Class Action, in the amount of R$ 11,198 million 181

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(considering taxes), and adhered to four federal debt regularization programs, which affected the company's results.

b) Variations in revenue related to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

Revenues from sales related to exports and revenues from sales in the domestic market of refined oil products parameterized to the international market are influenced by exchange rate variations and variations in international oil prices.

MAIN QUOTATIONS AND AVERAGE PRICES	Year ended in		
	2019	2018	2019 x 2018 (%)
Quotations			
Average Brent (US$/bbl)	64.30	71.04	(9.5)
Average US dollar sell price (R$)	3.95	3.65	8.2
Final US dollar sell price (R$)	4.03	3.87	1
Average price indicators			
Basic refined oil products - Domestic market (R$/bbl)	296.01	299.70	(1.2)
Sale price - Brazil			
Oil (US$/bbl)	61.25	66.66	(8.1)

TOTAL SALES VOLUME (thousand barrels/day)	Financial year ended on December 31,		
	2019	2018	2019 x 2018 (%)
Diesel	725	731	(0.8)
Gasoline	378	402	(6.0)
Fuel oil	39	46	(15.2)
Naphtha	82	97	(15.5)
GLP	229	231	(0.9)
Jet Fuel	119	123	(3.3)
Other	166	157	5.7
Total refined oil products	**1,738**	**1,787**	**(2.7)**
Alcohols, renewable nitrogenous and others	7	17	(58.8)
Natural gas	350	345	1.4
Total domestic market	**2,095**	**2,149**	**(2.5)**
Export of oil, refined oil products and others	735	594	23.7
International sales	101	236	(57.2)
Total foreign market	**836**	**830**	**0.7**
Grand total	**2,931**	**2,979**	**(1.6)**

182

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MAIN QUOTATIONS AND AVERAGE PRICES	Financial year ended on December 31,		
	2018	2017	(%)
Quotations			
Brent (R$/bbl)	260.18	173.30	50
Average US dollar sell price (R$)	3.65	3.19	14
Final US dollar sell price (R$)	3.87	3.31	17
Average price indicators			
Basic refined oil products - Domestic market (R$/bbl)	299.70	226.37	32
Sale Price - Brazil			
Oil (US$/bbl) *	66.66	50.48	32
Natural gas (US$/bbl)	42.87	37.82	13
Sale price - International			
Oil (US$/bbl)	66.13	47.16	40
Natural gas (US$/bbl)	24.34	20.79	17

* Average export prices and internal transfer prices from the Upstream area to the Downstream, Transport and Trading (RTC) area.

TOTAL SALES VOLUME (thousand barrels/day)	Financial year ended on December 31,		
	2018	2017	(%)
Diesel	784	717	9
Gasoline	459	521	(12)
Fuel oil	45	61	(26)
Naphtha	97	134	(28)
GLP	231	235	(2)
Jet Fuel	108	101	7
Other	163	171	(5)
Total refined oil products	**1,887**	1,940	**(3)**
Alcohols, renewable nitrogenous and others	71	112	(37)
Natural gas	345	361	(4)
Total domestic market	**2,303**	**2,413**	**(5)**
Export of oil, refined oil products and others	608	672	(10)
International sales	236	242	(2)
Total foreign market	**844**	**914**	**(8)**
Grand total	**3,147**	**3,327**	**(5)**

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c) Impact of inflation, changes in prices of the main inputs and products, exchange rates and interest rates on the issuer's operating income and interest income

Analysis of 2019 x 2018

Operating Income

The main impacts on the operating income, in the variables mentioned, were:

- Products - lower average realization price of refined oil products, highlighting the prices of gasoline, naphtha and diesel, and reduction in the price of electricity - difference settlement price (PLD). There was also an increase in export revenue, reflecting higher prices in reais due to the effect of the devaluation of the real against the dollar.
- Inputs - higher spending on imports of oil and natural gas, influenced by the devaluation of the real against the dollar.

Interest Income

The main impact of the variables mentioned was derived from the interest portion added as a result of the adoption of IFRS 16, in addition to debt management, which made it possible to increase the term and reduce the average rate from 6.2% to 5.9% per year.

	In the Financial Year ended on December 31,		
	2019	2018	2019 x 2018
Financial revenues	**5,271**	**8,713**	**(39.5)**
Revenue from financial investments and government securities	2,212	2,051	7.8
Discount on debt tender offer	19	1,190	(98.4)
Gains from signed agreements (electricity sector)	310	2,640	(88.3)
Other	2,730	2,832	(3.6)
Financial costs	**(27,878)**	**(20,479)**	**(36.1)**
Financing expenses	(19,060)	(21,528)	11.5
Expenses with commercial leases	(5,973)	(36)	(16491.7)
Goodwill on debt tender offer	(3,380)	(2,205)	(53.3)
Capitalized financial charges	5,250	6,584	(20.3)
Financial adjustment of the dismantling provision	(3,128)	(2,366)	(32.2)
Other	(1,587)	(928)	(71.0)
Monetary and exchange variations, net	**(11,852)**	**(11,732)**	**(1.0)**
Exchange variations	(253)	(307)	17.6
Reclassification of hedge accounting	(12,397)	(12,121)	(2.3)
Other	798	696	14.7
Total	**(34,459)**	**(23,498)**	**(46.6)**

184

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Analysis 2018 x 2017

Operating Income

The main impacts on the operating income, in the variables mentioned, were:

- Products - increase in the average realization price of refined oil products, highlighting the prices of diesel and gasoline and LPG, as well as natural gas, following the increase in international prices and the depreciation of the real against the dollar;
- Inputs - higher spending on government take and imports of oil, refined oil products and natural gas, influenced by international commodity prices and the devaluation of the real against the dollar, which also influenced the cost of activities abroad.

Interest Income

The main impact of the variables mentioned was derived from the agreement signed with the electricity sector and the 5.3% appreciation of the dollar on the average active exposure in pounds.

	Financial Year ended on December 31,		
	2018	2017	2018 x 2017
Debt expenses	(21,848)	(22,915)	1,067
Exchange and monetary variations on net debt (*)	(11,088)	(13,184)	2,096
Goodwill (discount) on debt tender offer	(1,015)	(1,067)	52
Revenue from financial investments and government securities	2,054	1,850	204
Interest Income on net debt	(31,897)	(35,316)	3,419
Capitalized financial charges	6,584	6,313	271
Gains (losses) with derivative instruments	(1,434)	(212)	(1,222)
Financial adjustment of the dismantling provision	(2,366)	(2,432)	66
Other net expenses and financial income(**)	7,338	(1,523)	8,861
Other net exchange and monetary variations	675	1,571	(896)
Net financial income	(21,100)	(31,599)	10,499
Revenues	11,647	3,337	8,310
Expenses	(20,898)	(23,612)	2,714
Exchange and monetary variations, net	(11,849)	(11,324)	(525)
Total	(21,100)	(31,599)	10,499

(*) Includes monetary variation on financing in national currency parameterized to the variation of the US dollar.

(**) Includes R$ 5,259 referring to the electricity sector, according to note 8.4 of the 2018 Financial Statements.

185

10.3 - Events with material effects, occurred and expected, in the financial statements a) introduction or sale of operating segment As a result of the divestments in 2019, the strategy of repositioning its portfolio foreseen in the 2020-2024 Strategic Plan, approved on November 27, 2019, as well as the materiality of the remaining businesses, the company reassessed the presentation of the Distribution and Biofuels businesses, which are now included under Corporate and other businesses. Accordingly, the company's business segments disclosed separately are: (i) Upstream (E&P); (ii) Downstream, Transport and Trading (RTC); (iii) Gas and Energy. b) provision, acquisition or sale of equity interest During the year of 2019, the company received the amount of R$ 41,049 million for the sale of assets. The divestments listed below, as they are subject to precedent conditions, are classified as assets and liabilities held for sale: • Petrobras Oil &Gas B.V.; • Strategic Alliance between Petrobras and Total; • Baúna field; • Pampo and Enchova hubs; • Fields in the Potiguar Basin; • Liquigás Distribuidora S.A. • Frade field; • Contingent portion of the sale of interest in Exploratory Block BM-S-8. The following divestments were completed during the 2019 financial year: • Distribution companies in Paraguay; • Transfer of stake in three fields in the Campos Basin; • Transfer of stake in onshore fields; • Transfer of a 50% stake in the Tartaruga Verde and Espadarte Module III fields; • Pasadena Refinery; • Stake in Transportadora Associada de Gás; • Public Offering of Petrobras Distribuidora (BR) shares. Overseas restructuring On July 9, 2019, as a result of the corporate restructuring process of companies abroad, Petrobras contributed the shares of Petrobras Netherlands B.V. - PNBV into Petrobras International Braspetro B.V.- PIB BV for US$ 31,634 million (R$ 121,228 million) corresponding to PNBV shareholders' equity on June 30, 2019, making PNBV a subsidiary of PIB BV. Incorporation of Petrobras Logística de Gás (Logigás) On August 28, 2019, Petrobras’ Board of Directors approved the merger of Logigás, with its further extinction, without increasing Petrobras' share capital. 186 10.3 - Events with material effects, occurred and expected, in the financial statements a) introduction or sale of operating segment As a result of the divestments in 2019, the strategy of repositioning its portfolio foreseen in the 2020-2024 Strategic Plan, approved on November 27, 2019, as well as the materiality of the remaining businesses, the company reassessed the presentation of the Distribution and Biofuels businesses, which are now included under Corporate and other businesses. Accordingly, the company's business segments disclosed separately are: (i) Upstream (E&P); (ii) Downstream, Transport and Trading (RTC); (iii) Gas and Energy. b) provision, acquisition or sale of equity interest During the year of 2019, the company received the amount of R$ 41,049 million for the sale of assets. The divestments listed below, as they are subject to precedent conditions, are classified as assets and liabilities held for sale: • Petrobras Oil &Gas B.V.; • Strategic Alliance between Petrobras and Total; • Baúna field; • Pampo and Enchova hubs; • Fields in the Potiguar Basin; • Liquigás Distribuidora S.A. • Frade field; • Contingent portion of the sale of interest in Exploratory Block BM-S-8. The following divestments were completed during the 2019 financial year: • Distribution companies in Paraguay; • Transfer of stake in three fields in the Campos Basin; • Transfer of stake in onshore fields; • Transfer of a 50% stake in the Tartaruga Verde and Espadarte Module III fields; • Pasadena Refinery; • Stake in Transportadora Associada de Gás; • Public Offering of Petrobras Distribuidora (BR) shares. Overseas restructuring On July 9, 2019, as a result of the corporate restructuring process of companies abroad, Petrobras contributed the shares of Petrobras Netherlands B.V. - PNBV into Petrobras International Braspetro B.V.- PIB BV for US$ 31,634 million (R$ 121,228 million) corresponding to PNBV shareholders' equity on June 30, 2019, making PNBV a subsidiary of PIB BV. Incorporation of Petrobras Logística de Gás (Logigás) On August 28, 2019, Petrobras’ Board of Directors approved the merger of Logigás, with its further extinction, without increasing Petrobras' share capital. 186

PETROBRAS

For more information, see note 30 to the financial statements of December 31, 2019 and item 15.7 of this Reference Form.

c) unusual events or operations

State discount programs - ICMS Agreement 7/2019

In the year ended 2019, Petrobras, in compliance with the current governance process and in the analysis of the cost and benefit ratio, adhered to the state discount and remission programs for the payment in cash of ICMS debts as shown below (in millions of reais):

State	State Law Decree No.	Benefits earned	Existing Debts (*)	Reduction Benefit	Amount paid after benefit (**)
BA	14,085/2019	90% reduction in debts, the amounts of which result from fines for violations and late payments and 50% remission of ICMS credits	1,810	(1,386)	424
PE	414/2019	90% reduction in late payment interest and 43% in the fine; and remission of 50% of the ICMS credit.	1,352	(904)	448
AM	202/2019	90% reduction in late payment interest and fines; and remission of 50% of the ICMS credit	789	(543)	246
CE	33,135/2019	90% reduction in debts, the amounts of which result from fines for violations and late payments and 50% remission of ICMS credits	511	(396)	115
AL	5,900/96	90% reduction in late payment interest and fines; and remission of 50% of the ICMS credit	334	(255)	79
SE	40,486/2019	90% reduction in late payment interest and fines; and remission of 50% of the ICMS credit	164	(104)	60
RS	54,853/2019 and 54,887/2019	60% reduction in interest and fines; 50% reduction in ICMS (main obligation) and 90% in interest.	305	(232)	73
			5,265	(3,820)	1,445

Among the tax debts paid, the main matter refers to the ICMS Agreements 7 and 146/2019, approved under the CONFAZ, which, in addition to the discount programs, authorized the States to establish the system of the presumed ICMS credit for future operations, eliminating the risk of divergent interpretations between tax authorities and taxpayers regarding the purpose of the acquired asset (asset, input or use and consumption).

Securities and Exchange Commission - SEC and US Department of Justice - DoJ

On September 27, 2018, Petrobras announced the agreements to close the SEC and DoJ investigations, related to the company's internal controls, accounting records and financial statements, from 2003 to 2012.

The agreements fully ended investigations by US officials and established payments of US$ 85.3 million to the DoJ and US$ 85.3 million to the SEC. Additionally, they recognized the allocation of US$ 682.6 million to the Brazilian authorities. Thus, the amount of US$ 853.2 million was recorded in other operating expenses in the third quarter of 2018. Petrobras paid US$ 85.3 million to the DoJ

187

in October 2018, deposited US$ 682.6 million in January 2019 to Brazilian authorities, and in March 2019, paid the remaining US$ 85.3 million to the SEC. Class action and related processes Under the Class Action termination agreement (the “Agreement”), Petrobras (together with its subsidiary PGF) agreed to pay US$ 2,950 million, in two installments of US$ 983 million and a final installment of US$ 984 million. Accordingly, the company recognized in the result for the fourth quarter of 2017, in other operating expenses, the amount of R$ 11,198 million considering taxes (gross up) of the portion referring to Petrobras. The three installments were deposited, respectively, on March 1, 2018, July 2, 2018 and January 15, 2019. Installments were deposited in an account appointed by the lead claimant of the Class Action ( Escrow Account ), recorded in other current assets. However, some objecting parties appealed on the final decision. On August 30, 2019, the Second Circuit Court of Appeals upheld the lower court decision that approved the Agreement. Since September 6, 2019, the Agreement is no longer subject to any appeal, becoming final. On September 24, 2019, the District Court authorized the beginning of the distribution of amounts deposited in the account appointed by the lead claimant to investors who had their claims admitted by the judicial administrator or District Court. Consequently, the three installments deposited in the account appointed by the lead claimant of the Class Action have been fully reversed to the provisioned obligation. US Commodity Futures Trading Commission - CFTC On May 30, 2019, Petrobras was contacted by the US Commodity Futures Trading Commission - CFTC with requests for information on the trading activities which are under investigation in Operation Car Wash. Petrobras will continue to cooperate with the authorities, including the CFTC, in relation to any investigation, reinforcing its commitment to integrity and transparency. Collective action in the Netherlands On April 16, 2019, a hearing was held for oral presentation by the parties on some procedural issues of the class action, with the District Court estimating that on January 15, 2020, it should disclose its decision on the issues discussed. The class action concerns complex issues and the result is subject to substantial uncertainties, which depend on factors such as: the legitimacy of the Foundation to represent the interests of investors, applicable laws for the case, the information obtained from the evidence presentation phase, expert analysis, a timetable to be defined by the Court and judicial decisions on key issues of the process as well as the fact that the Foundation seeks only a declaratory decision. At the moment, it is not possible to predict the company will be responsible for the effective payment of indemnities in possible future individuals lawsuits, as this analysis will depend on the result of these 188 in October 2018, deposited US$ 682.6 million in January 2019 to Brazilian authorities, and in March 2019, paid the remaining US$ 85.3 million to the SEC. Class action and related processes Under the Class Action termination agreement (the “Agreement”), Petrobras (together with its subsidiary PGF) agreed to pay US$ 2,950 million, in two installments of US$ 983 million and a final installment of US$ 984 million. Accordingly, the company recognized in the result for the fourth quarter of 2017, in other operating expenses, the amount of R$ 11,198 million considering taxes (gross up) of the portion referring to Petrobras. The three installments were deposited, respectively, on March 1, 2018, July 2, 2018 and January 15, 2019. Installments were deposited in an account appointed by the lead claimant of the Class Action ( Escrow Account ), recorded in other current assets. However, some objecting parties appealed on the final decision. On August 30, 2019, the Second Circuit Court of Appeals upheld the lower court decision that approved the Agreement. Since September 6, 2019, the Agreement is no longer subject to any appeal, becoming final. On September 24, 2019, the District Court authorized the beginning of the distribution of amounts deposited in the account appointed by the lead claimant to investors who had their claims admitted by the judicial administrator or District Court. Consequently, the three installments deposited in the account appointed by the lead claimant of the Class Action have been fully reversed to the provisioned obligation. US Commodity Futures Trading Commission - CFTC On May 30, 2019, Petrobras was contacted by the US Commodity Futures Trading Commission - CFTC with requests for information on the trading activities which are under investigation in Operation Car Wash. Petrobras will continue to cooperate with the authorities, including the CFTC, in relation to any investigation, reinforcing its commitment to integrity and transparency. Collective action in the Netherlands On April 16, 2019, a hearing was held for oral presentation by the parties on some procedural issues of the class action, with the District Court estimating that on January 15, 2020, it should disclose its decision on the issues discussed. The class action concerns complex issues and the result is subject to substantial uncertainties, which depend on factors such as: the legitimacy of the Foundation to represent the interests of investors, applicable laws for the case, the information obtained from the evidence presentation phase, expert analysis, a timetable to be defined by the Court and judicial decisions on key issues of the process as well as the fact that the Foundation seeks only a declaratory decision. At the moment, it is not possible to predict the company will be responsible for the effective payment of indemnities in possible future individuals lawsuits, as this analysis will depend on the result of these 188 complex procedures. In addition, it is not possible to know which investors will be able to file further individual lawsuits related to this matter against Petrobras. In addition, the claims made are broad, spanning a multiannual period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in these issues affect the value and duration of the final resolution of that lawsuit. As a result, Petrobras is unable to estimate any loss resulting from this lawsuit. Petrobras is a victim of the corruption scheme revealed by the Operation Car Wash (“Lava Jato”) and intends to present and prove this condition before the Dutch court. In view of the uncertainties existing now, it is not possible to carry out any reliable assessment regarding possible risks related to this litigation. Any indemnity for the alleged damages will only be determined by judicial decisions in subsequent lawsuits to be filed by individual investors. The Foundation cannot claim damages for class action. Arbitrations in Brazil Petrobras is a defendant in five arbitrations initiated by domestic and foreign investors before the Market Arbitration Chamber, linked to B3 - Brasil, Bolsa, Balcão. Investors intend for the company to indemnify them for the alleged financial losses caused by the decrease in the price of Petrobras shares listed on the stock exchange in Brazil, resulting from the acts revealed by Operation Car Wash (“Lava Jato”). These arbitrations involve very complex issues, which are subject to substantial uncertainties and which depend on factors such as: originality of legal theses, the schedule yet to be defined by the Arbitration Chamber, obtaining evidence in the hands of third parties or opponents and expert analysis. Furthermore, the claims made are broad and span several years. The uncertainties inherent in all these issues affect the amount and timing of the final decision on these arbitrations. As a result, the company is unable to produce a reliable estimate of the potential loss in these arbitrations. Depending on the outcome of all these cases, the company may have to pay substantial amounts, which could have a material adverse effect on its financial condition, consolidated results or consolidated cash flow in each period. However, Petrobras does not recognize the responsibility for the losses alleged by investors in these arbitrations and is defending itself firmly in all these demands, in order to rebut the claims presented. On September 17, 2019, the Assumption of Commitments Agreement, signed with the Federal Prosecutor’s Office (MPF), was considered null by the Supreme Court. Consequently, the company will no longer be able to use half the amount on January 30, 2019 paid to the Brazilian authorities, in case of conviction in these arbitrations, as provided for in the agreement. The new allocation of the amount paid is now foreseen in an agreement signed between the Attorney General's Office, the Presidency of the House of Representatives, with the intervention of the Presidency of the Federal 189 complex procedures. In addition, it is not possible to know which investors will be able to file further individual lawsuits related to this matter against Petrobras. In addition, the claims made are broad, spanning a multiannual period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in these issues affect the value and duration of the final resolution of that lawsuit. As a result, Petrobras is unable to estimate any loss resulting from this lawsuit. Petrobras is a victim of the corruption scheme revealed by the Operation Car Wash (“Lava Jato”) and intends to present and prove this condition before the Dutch court. In view of the uncertainties existing now, it is not possible to carry out any reliable assessment regarding possible risks related to this litigation. Any indemnity for the alleged damages will only be determined by judicial decisions in subsequent lawsuits to be filed by individual investors. The Foundation cannot claim damages for class action. Arbitrations in Brazil Petrobras is a defendant in five arbitrations initiated by domestic and foreign investors before the Market Arbitration Chamber, linked to B3 - Brasil, Bolsa, Balcão. Investors intend for the company to indemnify them for the alleged financial losses caused by the decrease in the price of Petrobras shares listed on the stock exchange in Brazil, resulting from the acts revealed by Operation Car Wash (“Lava Jato”). These arbitrations involve very complex issues, which are subject to substantial uncertainties and which depend on factors such as: originality of legal theses, the schedule yet to be defined by the Arbitration Chamber, obtaining evidence in the hands of third parties or opponents and expert analysis. Furthermore, the claims made are broad and span several years. The uncertainties inherent in all these issues affect the amount and timing of the final decision on these arbitrations. As a result, the company is unable to produce a reliable estimate of the potential loss in these arbitrations. Depending on the outcome of all these cases, the company may have to pay substantial amounts, which could have a material adverse effect on its financial condition, consolidated results or consolidated cash flow in each period. However, Petrobras does not recognize the responsibility for the losses alleged by investors in these arbitrations and is defending itself firmly in all these demands, in order to rebut the claims presented. On September 17, 2019, the Assumption of Commitments Agreement, signed with the Federal Prosecutor’s Office (MPF), was considered null by the Supreme Court. Consequently, the company will no longer be able to use half the amount on January 30, 2019 paid to the Brazilian authorities, in case of conviction in these arbitrations, as provided for in the agreement. The new allocation of the amount paid is now foreseen in an agreement signed between the Attorney General's Office, the Presidency of the House of Representatives, with the intervention of the Presidency of the Federal 189

Senate and the National Treasury Attorney, approved by the Supreme Court. Petrobras did not participate in the negotiations for this agreement. Arbitration in Argentina On September 11, 2018, Petrobras was cited in the arbitration claim filed by Consumidores Financieros Asociación Civil para su Defensa ( Association ) against the company and other individuals and legal entities, before the Arbitration Court of the Buenos Aires Stock Exchange. Among other issues, the Association claims Petrobras’ responsibility for an alleged loss of market value of Petrobras' shares in Argentina, due to lawsuits related to Operation Car Wash (“Lava Jato”). As a result of a preliminary analysis, Petrobras considers that the allegations have no grounds at all. However, considering: (i) that Petrobras has not yet submitted its defense in the arbitration; (ii) that the lawsuit is in its initial phase and (iii) the uncertainties inherent in this type of procedure, it is not possible for the company to identify possible risks related to this demand and produce a reliable estimate of the potential loss in this arbitration, if any. On June 14, 2019, the company informed that the General Arbitration Court of the Buenos Aires Stock Exchange ( Arbitration Court ) recognized the withdrawal of the arbitration initiated against the company (and other individuals and legal entities) by Consumidores Financieros Asociación Civil para su Defensa ( Association ). The Argentine Arbitration Court found that the Association withdrew from arbitration for not having paid the arbitration fee within the established period. The Association appealed to the Argentine Judiciary against this decision, and the appeal was rejected by the Court of Appeal on November 20, 2019. The association appealed to the Supreme Court, pending a final decision. 190 Senate and the National Treasury Attorney, approved by the Supreme Court. Petrobras did not participate in the negotiations for this agreement. Arbitration in Argentina On September 11, 2018, Petrobras was cited in the arbitration claim filed by Consumidores Financieros Asociación Civil para su Defensa ( Association ) against the company and other individuals and legal entities, before the Arbitration Court of the Buenos Aires Stock Exchange. Among other issues, the Association claims Petrobras’ responsibility for an alleged loss of market value of Petrobras' shares in Argentina, due to lawsuits related to Operation Car Wash (“Lava Jato”). As a result of a preliminary analysis, Petrobras considers that the allegations have no grounds at all. However, considering: (i) that Petrobras has not yet submitted its defense in the arbitration; (ii) that the lawsuit is in its initial phase and (iii) the uncertainties inherent in this type of procedure, it is not possible for the company to identify possible risks related to this demand and produce a reliable estimate of the potential loss in this arbitration, if any. On June 14, 2019, the company informed that the General Arbitration Court of the Buenos Aires Stock Exchange ( Arbitration Court ) recognized the withdrawal of the arbitration initiated against the company (and other individuals and legal entities) by Consumidores Financieros Asociación Civil para su Defensa ( Association ). The Argentine Arbitration Court found that the Association withdrew from arbitration for not having paid the arbitration fee within the established period. The Association appealed to the Argentine Judiciary against this decision, and the appeal was rejected by the Court of Appeal on November 20, 2019. The association appealed to the Supreme Court, pending a final decision. 190

10.4 - Significant changes in accounting practices - Reservations and highlights in the auditor's opinion a) Significant changes in accounting practices Accounting practices and calculation methods used in the preparation of the company's annual financial statements for the year ended December 31, 2019 are the same as those adopted in the preparation of the company's annual financial statements for the year ended December 31, 2018, except for the adoption, as of January 1, 2019, of the requirements contained in the pronouncements: CPC 06 (R2) - Leasing Transactions, analogous to IFRS 16 - Leases. IFRS 16 - Leases/CPC 06 (R2) - Leasing Transactions IFRS 16 contains principles for the identification, recognition, measurement, reporting and disclosure of leases by both lessees and lessors. Among the changes for lessees, IFRS 16 eliminated the classification between financial and operating leases, and there is a single model in which all leases result in the recognition of assets related to the rights to use the leased assets and a lease liability. With the adoption of IFRS 16, the company no longer recognizes operating costs and expenses arising from operating lease agreements and recognizes in its income statement: (i) the effects of depreciation of leased asset rights of use; and (ii) the financial expense and exchange variation calculated based on the financial liabilities of the leasing agreements. The company adopted the exemption for the recognition of short-term leases (12 months or less), with lease payments associated with these contracts being recognized as an expense for the year over the term of the contract. The effects considered in the results for the year are shown in notes 9, 14 and 25 to the consolidated quarterly financial information as of September 30, 2019. In the statement of cash flows, lease payments that were previously shown as cash flows from operating activities are now shown as financing cash flows, representing payments for lease liabilities. However, this change did not impact the company's net cash flow position. The company did not adopt the exemption on recognition for leases whose underlying asset is of low value. The company, for the purposes of initial adoption, adopted the accrued effect approach method, and did not restated its financial statements for previous periods, applying the following measures: • the pronouncement on contracts that were previously identified as operating leases, as described in note 18.2 - Minimum operating lease payments as of December 31, 2018; • the lease liability was calculated at present value of the remaining lease payments, net of recoverable taxes, when applicable, discounted using the company's incremental loan rate on the date of initial adoption; 191 10.4 - Significant changes in accounting practices - Reservations and highlights in the auditor's opinion a) Significant changes in accounting practices Accounting practices and calculation methods used in the preparation of the company's annual financial statements for the year ended December 31, 2019 are the same as those adopted in the preparation of the company's annual financial statements for the year ended December 31, 2018, except for the adoption, as of January 1, 2019, of the requirements contained in the pronouncements: CPC 06 (R2) - Leasing Transactions, analogous to IFRS 16 - Leases. IFRS 16 - Leases/CPC 06 (R2) - Leasing Transactions IFRS 16 contains principles for the identification, recognition, measurement, reporting and disclosure of leases by both lessees and lessors. Among the changes for lessees, IFRS 16 eliminated the classification between financial and operating leases, and there is a single model in which all leases result in the recognition of assets related to the rights to use the leased assets and a lease liability. With the adoption of IFRS 16, the company no longer recognizes operating costs and expenses arising from operating lease agreements and recognizes in its income statement: (i) the effects of depreciation of leased asset rights of use; and (ii) the financial expense and exchange variation calculated based on the financial liabilities of the leasing agreements. The company adopted the exemption for the recognition of short-term leases (12 months or less), with lease payments associated with these contracts being recognized as an expense for the year over the term of the contract. The effects considered in the results for the year are shown in notes 9, 14 and 25 to the consolidated quarterly financial information as of September 30, 2019. In the statement of cash flows, lease payments that were previously shown as cash flows from operating activities are now shown as financing cash flows, representing payments for lease liabilities. However, this change did not impact the company's net cash flow position. The company did not adopt the exemption on recognition for leases whose underlying asset is of low value. The company, for the purposes of initial adoption, adopted the accrued effect approach method, and did not restated its financial statements for previous periods, applying the following measures: • the pronouncement on contracts that were previously identified as operating leases, as described in note 18.2 - Minimum operating lease payments as of December 31, 2018; • the lease liability was calculated at present value of the remaining lease payments, net of recoverable taxes, when applicable, discounted using the company's incremental loan rate on the date of initial adoption; 191

• the right-of-use asset was recognized based on the value of the lease liability, adjusted for any anticipated or accrued lease payments related to that lease, recognized in the balance sheet immediately before the date of initial adoption. When measuring the right of use on the date of initial adoption, the initial direct costs were not considered. Exchange rate variations arising from the balance of lease liabilities denominated in US dollars were appointed as instruments to protect cash flow hedge relationships. The relationships were established based on the hedge relationships between the exchange variations of “high likelihood of future exports” (hedged item) and the exchange variations of the contracts referring to lease liabilities. b) Significant effects of changes in accounting practices In relation to the adoption of IFRS 16, on January 1, 2019, the company recognized the amount of R$ 102,970 million in the balances of fixed assets and lease liabilities due to the measurement of the rights of use assets being equivalent to the lease liabilities; such changes did not impact its shareholders' equity. The right-of-use assets presented in fixed assets mainly represent the following underlying assets: leases of oil and natural gas production units, vessels, land and buildings, helicopters, drilling rigs and other upstream equipment. Lease liabilities are being presented in a separate line in the company's financial statements. Right-of-use assets (In millions of reais) Oil and natural gas production units 50,083 Vessels 46,481 Land and buildings 3,917 Other 2,489 102,970 Regarding the operating leases disclosed on December 31, 2018, there was a reconciliation to the requirements of IFRS 16, as shown in the following table: Operating lease commitment as of December 31, 2018 (In millions of Reais) 369,574 Commitments related to leases not yet started (212,435) Discount effect (38,669) Short-term lease and others (15,500) Initial adoption 102,970 Financial leasing (IAS 17/CPC 06) included in the balance sheet as of December 31, 2018 715 Lease liabilities on January 1, 2019 103,685 c) Reservations and highlights in the auditor's opinion There were no reservations in the opinions of our independent auditors regarding the financial statements for 2019, 2018 and 2017. 192 • the right-of-use asset was recognized based on the value of the lease liability, adjusted for any anticipated or accrued lease payments related to that lease, recognized in the balance sheet immediately before the date of initial adoption. When measuring the right of use on the date of initial adoption, the initial direct costs were not considered. Exchange rate variations arising from the balance of lease liabilities denominated in US dollars were appointed as instruments to protect cash flow hedge relationships. The relationships were established based on the hedge relationships between the exchange variations of “high likelihood of future exports” (hedged item) and the exchange variations of the contracts referring to lease liabilities. b) Significant effects of changes in accounting practices In relation to the adoption of IFRS 16, on January 1, 2019, the company recognized the amount of R$ 102,970 million in the balances of fixed assets and lease liabilities due to the measurement of the rights of use assets being equivalent to the lease liabilities; such changes did not impact its shareholders' equity. The right-of-use assets presented in fixed assets mainly represent the following underlying assets: leases of oil and natural gas production units, vessels, land and buildings, helicopters, drilling rigs and other upstream equipment. Lease liabilities are being presented in a separate line in the company's financial statements. Right-of-use assets (In millions of reais) Oil and natural gas production units 50,083 Vessels 46,481 Land and buildings 3,917 Other 2,489 102,970 Regarding the operating leases disclosed on December 31, 2018, there was a reconciliation to the requirements of IFRS 16, as shown in the following table: Operating lease commitment as of December 31, 2018 (In millions of Reais) 369,574 Commitments related to leases not yet started (212,435) Discount effect (38,669) Short-term lease and others (15,500) Initial adoption 102,970 Financial leasing (IAS 17/CPC 06) included in the balance sheet as of December 31, 2018 715 Lease liabilities on January 1, 2019 103,685 c) Reservations and highlights in the auditor's opinion There were no reservations in the opinions of our independent auditors regarding the financial statements for 2019, 2018 and 2017. 192

10.5 - Critical accounting policies Relevant estimates and judgments The preparation of the financial statements requires the use of estimates and judgments for certain transactions that reflect the recognition and measurement of assets, liabilities, income and expenses. Assumptions used are based on history and other factors deemed relevant and are periodically reviewed by Management. Actual results may differ from estimated values. The following provides information on accounting practices and estimates that require a high level of judgment or complexity in their application and which may materially affect the company's financial situation and results. Oil and natural gas reserves Oil and natural gas reserves are calculated based on economic, geological and engineering information, such as well profiles, pressure data and drilling fluid sample data. Reserve volumes are used to calculate depreciation/depletion/amortization rates in the method by units produced, in impairment tests, in calculations of provisions for dismantling areas and to define high likelihood exports that are subject to cash flow hedge. The determination of the estimate of the volume of reserves requires significant judgment and is subject to revisions, at least annually, carried out based on the reassessment of pre-existing data and/or newly available information related to the production and geology of the reservoirs, as well as changes in prices and costs used. Revisions may also result from significant changes in the company's development strategy or production capacity. The company calculates reserves pursuant to the SEC (Securities and Exchange Commission) and ANP/SPE (National Agency of Petroleum, Natural Gas and Biofuels-ANP/Society of Petroleum Engineers-SPE) criteria. The main differences between the ANP/SPE and SEC criteria are: sales prices (ANP/SPE criterion uses the company's projection prices, while the SEC criterion considers the average price of the first business day of the last 12 months); permission to consider volumes beyond the concession term, for the ANP/SPE criterion; and the estimate of only proven reserves in the SEC criterion, whereas in the ANP/SPE criterion, proven and unproved reserves are estimated. According to the definition established by the SEC, proven oil and gas reserves are the quantities of oil and gas that, through the analysis of geoscience and engineering data, can be estimated with reasonable certainty of being economically viable from a given data, of known reservoirs, and under existing economic conditions, operating methods and government regulation. Proven reserves are subdivided into developed and undeveloped. Proven developed reserves are those that can be expected to recover: (i) through existing wells, with existing equipment and operational methods, or in which the cost of the necessary equipment is relatively lower when compared to the cost of a new well; and (ii) through the installed extraction 193 10.5 - Critical accounting policies Relevant estimates and judgments The preparation of the financial statements requires the use of estimates and judgments for certain transactions that reflect the recognition and measurement of assets, liabilities, income and expenses. Assumptions used are based on history and other factors deemed relevant and are periodically reviewed by Management. Actual results may differ from estimated values. The following provides information on accounting practices and estimates that require a high level of judgment or complexity in their application and which may materially affect the company's financial situation and results. Oil and natural gas reserves Oil and natural gas reserves are calculated based on economic, geological and engineering information, such as well profiles, pressure data and drilling fluid sample data. Reserve volumes are used to calculate depreciation/depletion/amortization rates in the method by units produced, in impairment tests, in calculations of provisions for dismantling areas and to define high likelihood exports that are subject to cash flow hedge. The determination of the estimate of the volume of reserves requires significant judgment and is subject to revisions, at least annually, carried out based on the reassessment of pre-existing data and/or newly available information related to the production and geology of the reservoirs, as well as changes in prices and costs used. Revisions may also result from significant changes in the company's development strategy or production capacity. The company calculates reserves pursuant to the SEC (Securities and Exchange Commission) and ANP/SPE (National Agency of Petroleum, Natural Gas and Biofuels-ANP/Society of Petroleum Engineers-SPE) criteria. The main differences between the ANP/SPE and SEC criteria are: sales prices (ANP/SPE criterion uses the company's projection prices, while the SEC criterion considers the average price of the first business day of the last 12 months); permission to consider volumes beyond the concession term, for the ANP/SPE criterion; and the estimate of only proven reserves in the SEC criterion, whereas in the ANP/SPE criterion, proven and unproved reserves are estimated. According to the definition established by the SEC, proven oil and gas reserves are the quantities of oil and gas that, through the analysis of geoscience and engineering data, can be estimated with reasonable certainty of being economically viable from a given data, of known reservoirs, and under existing economic conditions, operating methods and government regulation. Proven reserves are subdivided into developed and undeveloped. Proven developed reserves are those that can be expected to recover: (i) through existing wells, with existing equipment and operational methods, or in which the cost of the necessary equipment is relatively lower when compared to the cost of a new well; and (ii) through the installed extraction 193 equipment and infrastructure, in operation at the time of the reserve estimate, if the extraction is done by means that do not involve a well. Although the company understands that the proven reserves will be produced, the quantities and recovery periods can be affected by several factors, including the completion of development projects, the performance of the reservoirs, regulatory aspects and significant changes in oil and natural gas price levels in the long term. Other information about reserves is presented in the complementary information about oil and natural gas upstream activities. a) Impact of oil and natural gas reserves on depreciation, depletion and amortization Depreciation, depletion and amortization are measured based on reserve estimates prepared by specialized company professionals, according to the definitions established by the SEC. Reviews of developed and undeveloped proved reserves have a prospective impact on the depreciation, depletion and amortization amounts recognized in the results and the book values of the oil and natural gas assets. Thus, keeping the other variables constant, a reduction in the estimate of proven reserves would prospectively increase the periodic value of depreciation/depletion/amortization expenses, while an increase in reserves would prospectively result in a reduction in the periodic value of depreciation/depletion/amortization expenses. b) Impact of oil and natural gas reserves on the impairment testing The assets linked to the exploration and development of oil and natural gas production have their recovery tested annually, even if there is no indication of possible devaluation. For the calculation of the recoverable value of assets linked to the exploration and development of oil and natural gas production, the estimated value in use is based on proven reserves and probable reserves pursuant to the criteria established by ANP/SPE. c) Impact of oil and natural gas reserves on cost estimates with obligations to dismantle areas The estimation of the moment when costs for obligations for the dismantling of areas are realized is based on the depletion of proven reserves pursuant to the criteria established by ANP/SPE. Revisions to reserve estimates that imply changes in the depletion period may affect the provision for dismantling areas. d) Impact on high likelihood exports that are subject to cash flow hedge The calculation of “high likelihood future exports” is based on the exports provided for in the Strategic Plan, which derive from estimates of proven and probable reserves. Revisions to such reserves may impact expectations regarding future exports and, consequently, the appointment of hedge relationships. 194 equipment and infrastructure, in operation at the time of the reserve estimate, if the extraction is done by means that do not involve a well. Although the company understands that the proven reserves will be produced, the quantities and recovery periods can be affected by several factors, including the completion of development projects, the performance of the reservoirs, regulatory aspects and significant changes in oil and natural gas price levels in the long term. Other information about reserves is presented in the complementary information about oil and natural gas upstream activities. a) Impact of oil and natural gas reserves on depreciation, depletion and amortization Depreciation, depletion and amortization are measured based on reserve estimates prepared by specialized company professionals, according to the definitions established by the SEC. Reviews of developed and undeveloped proved reserves have a prospective impact on the depreciation, depletion and amortization amounts recognized in the results and the book values of the oil and natural gas assets. Thus, keeping the other variables constant, a reduction in the estimate of proven reserves would prospectively increase the periodic value of depreciation/depletion/amortization expenses, while an increase in reserves would prospectively result in a reduction in the periodic value of depreciation/depletion/amortization expenses. b) Impact of oil and natural gas reserves on the impairment testing The assets linked to the exploration and development of oil and natural gas production have their recovery tested annually, even if there is no indication of possible devaluation. For the calculation of the recoverable value of assets linked to the exploration and development of oil and natural gas production, the estimated value in use is based on proven reserves and probable reserves pursuant to the criteria established by ANP/SPE. c) Impact of oil and natural gas reserves on cost estimates with obligations to dismantle areas The estimation of the moment when costs for obligations for the dismantling of areas are realized is based on the depletion of proven reserves pursuant to the criteria established by ANP/SPE. Revisions to reserve estimates that imply changes in the depletion period may affect the provision for dismantling areas. d) Impact on high likelihood exports that are subject to cash flow hedge The calculation of “high likelihood future exports” is based on the exports provided for in the Strategic Plan, which derive from estimates of proven and probable reserves. Revisions to such reserves may impact expectations regarding future exports and, consequently, the appointment of hedge relationships. 194

Assumptions for impairment testing The impairment testing involves uncertainties related mainly to the key assumptions: average Brent price and average exchange rate (Real/Dollar), whose estimates are relevant to virtually all of the company's business segments. A significant number of interdependent variables to determine the value in use, whose application in impairment involves a high degree of complexity, derives from these estimates. The oil and natural gas markets have a history of significant price volatility and, although there may occasionally be significant drops, prices, in the long run, tend to continue to be dictated by market supply and demand fundamentals. The projections related to the key assumptions are derived from the Strategic Plan. Such projections are consistent with market evidence, such as independent macroeconomic forecasts, industry and expert analyzes. Statistical tests, such as back testing and feedback, are also carried out to continuously improve the company's forecasting techniques. The company's price forecasting model is based on a non-linear relationship between the variables that aim to represent the fundamentals of supply and demand in the market. This model also considers the impact of decisions by the Organization of Petroleum Exporting Countries (OPEC), industry costs, idle capacity, oil and gas production forecasted by specialized firms and the relationship between oil prices and the US dollar exchange rate. The process of preparing foreign exchange projections is based on econometric models that use long-term trends as explanatory variables, mainly observable data, such as commodity prices, country risk, the American interest rate and the dollar value in relation to a basket of currencies (Dollar Index Index). Changes in the economic environment can generate changes in assumptions and, consequently, the recognition of losses due to devaluation in certain assets or CGUs, since, for example, the Brent price directly impacts the company's sales revenues and downstream margins, while the US dollar exchange rate against the Real essentially impacts investments and operating expenses. Changes in the economic and political environment may also result in higher country risk projections leading to higher discount rates used in impairment tests. Reductions in the future prices of oil and natural gas, which are considered to be a long-term trend, as well as negative effects resulting from significant changes in the volume of reserves, the expected production curve, extraction costs or discount rates, as well as decisions on investments that result in the postponement or interruption of projects may be an indication of the need to perform asset impairment tests. 195 Assumptions for impairment testing The impairment testing involves uncertainties related mainly to the key assumptions: average Brent price and average exchange rate (Real/Dollar), whose estimates are relevant to virtually all of the company's business segments. A significant number of interdependent variables to determine the value in use, whose application in impairment involves a high degree of complexity, derives from these estimates. The oil and natural gas markets have a history of significant price volatility and, although there may occasionally be significant drops, prices, in the long run, tend to continue to be dictated by market supply and demand fundamentals. The projections related to the key assumptions are derived from the Strategic Plan. Such projections are consistent with market evidence, such as independent macroeconomic forecasts, industry and expert analyzes. Statistical tests, such as back testing and feedback, are also carried out to continuously improve the company's forecasting techniques. The company's price forecasting model is based on a non-linear relationship between the variables that aim to represent the fundamentals of supply and demand in the market. This model also considers the impact of decisions by the Organization of Petroleum Exporting Countries (OPEC), industry costs, idle capacity, oil and gas production forecasted by specialized firms and the relationship between oil prices and the US dollar exchange rate. The process of preparing foreign exchange projections is based on econometric models that use long-term trends as explanatory variables, mainly observable data, such as commodity prices, country risk, the American interest rate and the dollar value in relation to a basket of currencies (Dollar Index Index). Changes in the economic environment can generate changes in assumptions and, consequently, the recognition of losses due to devaluation in certain assets or CGUs, since, for example, the Brent price directly impacts the company's sales revenues and downstream margins, while the US dollar exchange rate against the Real essentially impacts investments and operating expenses. Changes in the economic and political environment may also result in higher country risk projections leading to higher discount rates used in impairment tests. Reductions in the future prices of oil and natural gas, which are considered to be a long-term trend, as well as negative effects resulting from significant changes in the volume of reserves, the expected production curve, extraction costs or discount rates, as well as decisions on investments that result in the postponement or interruption of projects may be an indication of the need to perform asset impairment tests. 195

The recoverable value of certain assets may not substantially exceed their book values and, for this reason, it is reasonably possible that impairment losses will be recognized in these assets in the coming years due to the observation of a different reality in relation to the assumptions undertaken. Definition of cash-generating units for asset impairment tests This definition involves judgments and evaluation by Management, based on its business and management model. Changes in UGCs may occur due to a review of investment, strategic or operational factors that may result in changes in the interdependencies between assets and, consequently, in the aggregation or disaggregation of assets that were part of certain UGCs, which may result in additional losses or reversals in asset recovery. The definitions adopted are as follows: a) UGCs in the Upstream segment: i. Oil or gas production field or hub: comprised of a set of assets linked to the exploration and development of the production of a field or hub (set of two or more fields) in Brazil or abroad. As of December 31, 2019, the UGCs in the Exploration and Production segment reached 124 fields and 41 hubs. Changes in the UGCs in the Upstream segment are presented in note 25. The drilling rigs are not associated with any CGU and are individually tested for recoverability. b) RTC segment UGCs: i. Supply UGC: set of assets that make up the refineries, terminals and pipelines, as well as the logistics assets operated by Transpetro, with the combined and centralized operation of the logistics and downstream assets, with the common goal of serving the market at the lowest global cost and, above all, the preservation of the strategic value of the set of assets in the long term. Operational planning is done in a centralized manner and assets are not managed, measured or evaluated based on their individual economic and financial results. Refineries do not have the autonomy to choose the oil to be processed, the mix of refined oil products to be produced, the markets to which they are destined, what portion will be exported, which intermediaries will be received and the sales prices of the products. Operational decisions are analyzed using an integrated model of operational planning to serve the market, considering all production, import, export, logistics and inventory options and seeking to maximize the company's overall performance. The decision on new investments is not based on the individual assessment of the asset where the project will be installed, but on the additional result for the UGC as a whole. The model on which all planning is based, used in the technical and economic feasibility studies for new investments in downstream and logistics, seeks to allocate a certain type of oil, or mix of refined oil products, define the service of markets (area of influence), aiming at the best results for the integrated system. The pipelines and terminals are complementary and interdependent parts of the downstream assets, with the common goal of serving the market; ii. UGC Rio de Janeiro Petrochemical Complex (Comperj): assets under construction at Refinery Train 1 - Comperj. 196 The recoverable value of certain assets may not substantially exceed their book values and, for this reason, it is reasonably possible that impairment losses will be recognized in these assets in the coming years due to the observation of a different reality in relation to the assumptions undertaken. Definition of cash-generating units for asset impairment tests This definition involves judgments and evaluation by Management, based on its business and management model. Changes in UGCs may occur due to a review of investment, strategic or operational factors that may result in changes in the interdependencies between assets and, consequently, in the aggregation or disaggregation of assets that were part of certain UGCs, which may result in additional losses or reversals in asset recovery. The definitions adopted are as follows: a) UGCs in the Upstream segment: i. Oil or gas production field or hub: comprised of a set of assets linked to the exploration and development of the production of a field or hub (set of two or more fields) in Brazil or abroad. As of December 31, 2019, the UGCs in the Exploration and Production segment reached 124 fields and 41 hubs. Changes in the UGCs in the Upstream segment are presented in note 25. The drilling rigs are not associated with any CGU and are individually tested for recoverability. b) RTC segment UGCs: i. Supply UGC: set of assets that make up the refineries, terminals and pipelines, as well as the logistics assets operated by Transpetro, with the combined and centralized operation of the logistics and downstream assets, with the common goal of serving the market at the lowest global cost and, above all, the preservation of the strategic value of the set of assets in the long term. Operational planning is done in a centralized manner and assets are not managed, measured or evaluated based on their individual economic and financial results. Refineries do not have the autonomy to choose the oil to be processed, the mix of refined oil products to be produced, the markets to which they are destined, what portion will be exported, which intermediaries will be received and the sales prices of the products. Operational decisions are analyzed using an integrated model of operational planning to serve the market, considering all production, import, export, logistics and inventory options and seeking to maximize the company's overall performance. The decision on new investments is not based on the individual assessment of the asset where the project will be installed, but on the additional result for the UGC as a whole. The model on which all planning is based, used in the technical and economic feasibility studies for new investments in downstream and logistics, seeks to allocate a certain type of oil, or mix of refined oil products, define the service of markets (area of influence), aiming at the best results for the integrated system. The pipelines and terminals are complementary and interdependent parts of the downstream assets, with the common goal of serving the market; ii. UGC Rio de Janeiro Petrochemical Complex (Comperj): assets under construction at Refinery Train 1 - Comperj. 196

iii. UGC 2nd RNEST downstream train: assets under construction for the second downstream train at the Abreu e Lima Refinery and associated infrastructure. iv. UGC Transport: assets of Transpetro's fleet of vessels; v. PANAMAX UGC: set of three vessels under construction of the PANAMAX class (EI-512, EI- 513 and EI-514); vi. UGC Convoys-Waterway: group of vessels (convoys) under construction of the Waterway project (transport of ethanol along the Tietê River); vii. UGC SIX: shale processing plant; and viii. Other UGCs: assets abroad valued at the smallest identifiable group of assets that generates cash inflows independent of cash inflows from other assets or other groups of assets. c) UGCs in the Gas and Energy segment: i. UGC Natural Gas: a set of assets that make up the natural gas commercial network (gas pipelines) and natural gas processing units (UPGN), consolidating the natural gas purchase, transport and treatment segments, in order to enable the trading of natural gas and its liquids (LPG, LGN and ETANE); ii. UGCs Nitrogenated Fertilizer Units: fertilizer and nitrogen plants, tested in isolation iii. UGC Energy: set of assets that make up the portfolio of thermoelectric plants (UTE). iv. UGCs Fafens - Fafen BA and Fafen SE fertilizer plants, tested in isolation since 2017; v. Other UGCs: assets abroad valued at the smallest identifiable group of assets that generates cash inflows independent of cash inflows from other assets or other groups of assets. d) UGCs in the Biofuel business i. UGC Biodiesel: set of assets that make up the biodiesel plants. The definition of the UGC, with joint assessment of the plants, reflects the process of planning and carrying out production, considering the conditions of the national market and the supply capacity of each plant, as well as the results achieved in the auctions and the supply of raw materials. ; and ii. UGC Quixadá: Quixadá-CE Biodiesel Plant due to the decision to close its operations. Pension benefits and other post-employment benefits Actuarial commitments and costs of defined benefit pension and retirement plans and medical care depend on a series of economic and demographic assumptions, the following being the main ones: • Discount rate - comprises the market-based inflation curve plus actual interest rates calculated through an equivalent rate that combines the maturity profile of pension and health obligations with the future yield curve of the longest-term securities of the Brazilian government; and 197 iii. UGC 2nd RNEST downstream train: assets under construction for the second downstream train at the Abreu e Lima Refinery and associated infrastructure. iv. UGC Transport: assets of Transpetro's fleet of vessels; v. PANAMAX UGC: set of three vessels under construction of the PANAMAX class (EI-512, EI- 513 and EI-514); vi. UGC Convoys-Waterway: group of vessels (convoys) under construction of the Waterway project (transport of ethanol along the Tietê River); vii. UGC SIX: shale processing plant; and viii. Other UGCs: assets abroad valued at the smallest identifiable group of assets that generates cash inflows independent of cash inflows from other assets or other groups of assets. c) UGCs in the Gas and Energy segment: i. UGC Natural Gas: a set of assets that make up the natural gas commercial network (gas pipelines) and natural gas processing units (UPGN), consolidating the natural gas purchase, transport and treatment segments, in order to enable the trading of natural gas and its liquids (LPG, LGN and ETANE); ii. UGCs Nitrogenated Fertilizer Units: fertilizer and nitrogen plants, tested in isolation iii. UGC Energy: set of assets that make up the portfolio of thermoelectric plants (UTE). iv. UGCs Fafens - Fafen BA and Fafen SE fertilizer plants, tested in isolation since 2017; v. Other UGCs: assets abroad valued at the smallest identifiable group of assets that generates cash inflows independent of cash inflows from other assets or other groups of assets. d) UGCs in the Biofuel business i. UGC Biodiesel: set of assets that make up the biodiesel plants. The definition of the UGC, with joint assessment of the plants, reflects the process of planning and carrying out production, considering the conditions of the national market and the supply capacity of each plant, as well as the results achieved in the auctions and the supply of raw materials. ; and ii. UGC Quixadá: Quixadá-CE Biodiesel Plant due to the decision to close its operations. Pension benefits and other post-employment benefits Actuarial commitments and costs of defined benefit pension and retirement plans and medical care depend on a series of economic and demographic assumptions, the following being the main ones: • Discount rate - comprises the market-based inflation curve plus actual interest rates calculated through an equivalent rate that combines the maturity profile of pension and health obligations with the future yield curve of the longest-term securities of the Brazilian government; and 197

• Rate of change in medical and hospital costs - assumption represented by the projected growth rate of medical and hospital costs, based on the history of disbursements for each individual (per capita) of the company in the last five years, which is equal to the general inflation rate of the economy within 30 years. These and other estimates are reviewed annually and may differ from actual results due to changes in market and economic conditions, in addition to the behavior of actuarial assumptions. Estimates related to lawsuits and contingencies The company is a party to arbitrations, legal and administrative proceedings involving civil, tax, labor and environmental issues arising from the normal course of its operations and uses estimates to recognize the amounts and the likelihood of outflow of funds based on technical appraisal opinions of its legal advisors and in the judgments of the Management. These estimates are made individually or by grouping cases with similar theses and essentially consider factors such as the analysis of claims made by the claimers, robustness of existing evidence, case law precedents of similar cases and doctrine on the subject. Specifically, for outsourced labor claims, the company estimates the expected loss through a statistical procedure due to the volume of lawsuits with similar characteristics. Arbitral, judicial and administrative decisions in lawsuits against the company, new jurisprudence and changes in the existing evidence set can result in changes in the likelihood of outflow of resources and their measurements through analysis of their grounds. Estimates of costs with obligations to dismantle areas The company has legal obligations to remove equipment and restore land or sea areas at the end of operations. The most significant obligations of this nature involve the removal and treatment of oil and natural gas production facilities in Brazil and abroad on the offshore sea area. Cost estimates for future environmental removals and recoveries are made based on current information on expected costs and recovery plans. The accounting recognition of these obligations must be at present value, using a risk-free discount rate, adjusted to the company's credit risk. Due to the long periods until the abandonment date, variations in the discount rate, however small, can cause great variations in the recognized value. The calculations of these estimates are complex and involve significant judgments, since: i) the obligations will occur in the long term; ii) that the contracts and regulations have subjective descriptions of the removal and restoration practices and the criteria to be met at the time of the actual removal and restoration; and iii) that asset removal technologies and costs are constantly changing, along with environmental and safety regulations. The company is constantly conducting studies to incorporate technologies and procedures in order to optimize abandonment operations, considering the industry's best practices. However, the terms and amounts of future cash flows are subject to significant uncertainties. 198 • Rate of change in medical and hospital costs - assumption represented by the projected growth rate of medical and hospital costs, based on the history of disbursements for each individual (per capita) of the company in the last five years, which is equal to the general inflation rate of the economy within 30 years. These and other estimates are reviewed annually and may differ from actual results due to changes in market and economic conditions, in addition to the behavior of actuarial assumptions. Estimates related to lawsuits and contingencies The company is a party to arbitrations, legal and administrative proceedings involving civil, tax, labor and environmental issues arising from the normal course of its operations and uses estimates to recognize the amounts and the likelihood of outflow of funds based on technical appraisal opinions of its legal advisors and in the judgments of the Management. These estimates are made individually or by grouping cases with similar theses and essentially consider factors such as the analysis of claims made by the claimers, robustness of existing evidence, case law precedents of similar cases and doctrine on the subject. Specifically, for outsourced labor claims, the company estimates the expected loss through a statistical procedure due to the volume of lawsuits with similar characteristics. Arbitral, judicial and administrative decisions in lawsuits against the company, new jurisprudence and changes in the existing evidence set can result in changes in the likelihood of outflow of resources and their measurements through analysis of their grounds. Estimates of costs with obligations to dismantle areas The company has legal obligations to remove equipment and restore land or sea areas at the end of operations. The most significant obligations of this nature involve the removal and treatment of oil and natural gas production facilities in Brazil and abroad on the offshore sea area. Cost estimates for future environmental removals and recoveries are made based on current information on expected costs and recovery plans. The accounting recognition of these obligations must be at present value, using a risk-free discount rate, adjusted to the company's credit risk. Due to the long periods until the abandonment date, variations in the discount rate, however small, can cause great variations in the recognized value. The calculations of these estimates are complex and involve significant judgments, since: i) the obligations will occur in the long term; ii) that the contracts and regulations have subjective descriptions of the removal and restoration practices and the criteria to be met at the time of the actual removal and restoration; and iii) that asset removal technologies and costs are constantly changing, along with environmental and safety regulations. The company is constantly conducting studies to incorporate technologies and procedures in order to optimize abandonment operations, considering the industry's best practices. However, the terms and amounts of future cash flows are subject to significant uncertainties. 198

Deferred taxes on profit The company makes judgments to determine the recognition and the amount of deferred taxes in the financial statements. Deferred tax assets are recognized if future taxable profits are likely. The determination of the recognition of deferred tax assets requires the use of estimates contained in the Strategic Plan for the Petrobras Group, which is annually approved by the Board of Directors. This plan contains the main assumptions that support the measurement of future taxable profits, which are: i) oil Brent price; ii) exchange rate; iii) net financial results. Hedge accounting of export cash flow The calculation of “high likelihood future exports” is based on the exports provided for in the current Strategic Plan, representing a portion of the projected values for export revenue. The value estimated as high likelihood is obtained considering the future uncertainty about the price of oil, oil production and demand for products in a model of optimization of the company's operations and investments, in addition to respecting the historical profile of volume exported in relation to total oil production. The values of future exports are recalculated for each change of assumption in the projection of the Strategic Plan. The methodology used for its calculation, as well as the respective parameters, is reassessed at least once a year. Write-off of additional expenses wrongly capitalized As described in note 21, the company developed a methodology and performed write-offs of R$ 6,194 in the third quarter of 2014, referring to capitalized costs representing amounts paid in the acquisition of fixed assets in previous years. The company continues to monitor the results of ongoing investigations and the availability of other information related to the scheme of undue payments. No new information was identified in the preparation of the financial statements for the year ended December 31, 2019 that indicate the possibility of a material change in the amount written off. Expected Credit Losses The provision for expected credit losses (PCE) for financial assets is based on assumptions of default risk, determination of the occurrence or not of a significant increase in credit risk, a recovery factor, among others. To this end, the company uses judgments on these assumptions, in addition to information on late payments and assessments of the financial instrument based on external risk classifications and internal assessment methodologies. Leasing Operations The company uses incremental rates on company loans to discount cash flows from lease payments whose implied rates cannot be determined immediately. Incremental rates are estimated based on corporate funding rates (obtained from earnings - yields - of securities issued by Petrobras), which take into account the risk-free rate and the company's credit risk premium, adjusted to further 199 Deferred taxes on profit The company makes judgments to determine the recognition and the amount of deferred taxes in the financial statements. Deferred tax assets are recognized if future taxable profits are likely. The determination of the recognition of deferred tax assets requires the use of estimates contained in the Strategic Plan for the Petrobras Group, which is annually approved by the Board of Directors. This plan contains the main assumptions that support the measurement of future taxable profits, which are: i) oil Brent price; ii) exchange rate; iii) net financial results. Hedge accounting of export cash flow The calculation of “high likelihood future exports” is based on the exports provided for in the current Strategic Plan, representing a portion of the projected values for export revenue. The value estimated as high likelihood is obtained considering the future uncertainty about the price of oil, oil production and demand for products in a model of optimization of the company's operations and investments, in addition to respecting the historical profile of volume exported in relation to total oil production. The values of future exports are recalculated for each change of assumption in the projection of the Strategic Plan. The methodology used for its calculation, as well as the respective parameters, is reassessed at least once a year. Write-off of additional expenses wrongly capitalized As described in note 21, the company developed a methodology and performed write-offs of R$ 6,194 in the third quarter of 2014, referring to capitalized costs representing amounts paid in the acquisition of fixed assets in previous years. The company continues to monitor the results of ongoing investigations and the availability of other information related to the scheme of undue payments. No new information was identified in the preparation of the financial statements for the year ended December 31, 2019 that indicate the possibility of a material change in the amount written off. Expected Credit Losses The provision for expected credit losses (PCE) for financial assets is based on assumptions of default risk, determination of the occurrence or not of a significant increase in credit risk, a recovery factor, among others. To this end, the company uses judgments on these assumptions, in addition to information on late payments and assessments of the financial instrument based on external risk classifications and internal assessment methodologies. Leasing Operations The company uses incremental rates on company loans to discount cash flows from lease payments whose implied rates cannot be determined immediately. Incremental rates are estimated based on corporate funding rates (obtained from earnings - yields - of securities issued by Petrobras), which take into account the risk-free rate and the company's credit risk premium, adjusted to further 199 reflect the specific conditions and characteristics of the lease, such as the risk of the country's economic environment, the impact guarantees, currency, term and start date of each contract. Uncertainty about Treatment of Taxes on Profits Uncertainties about the treatment of taxes on profits represent the risks that the tax authority does not accept a certain tax treatment applied by the company. The company estimates the likelihood of acceptance of the uncertain tax treatment by the tax authority based on technical assessments by its legal advisors, considering precedent jurisprudence applicable to current tax legislation, which may be impacted mainly by changes in tax rules or court decisions that alter the analysis of the fundamentals of uncertainty 200 reflect the specific conditions and characteristics of the lease, such as the risk of the country's economic environment, the impact guarantees, currency, term and start date of each contract. Uncertainty about Treatment of Taxes on Profits Uncertainties about the treatment of taxes on profits represent the risks that the tax authority does not accept a certain tax treatment applied by the company. The company estimates the likelihood of acceptance of the uncertain tax treatment by the tax authority based on technical assessments by its legal advisors, considering precedent jurisprudence applicable to current tax legislation, which may be impacted mainly by changes in tax rules or court decisions that alter the analysis of the fundamentals of uncertainty 200

PETROBRAS

10.6 - Relevant items not shown in the financial statements

a. the assets and liabilities held by the issuer, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items)

The following table summarizes the off-balance obligations on December 31, 2019:

CONTRACT OBLIGATIONS

	R$ million Payments due by Period				
	Total	2020	2.021-2022	2.023-2024	2025 onwards
Other contract commitments [1]					
Natural gas ship or pay	114,640	10,806	21,952	21,952	59,930
Contracted services	378,738	81,602	94,645	58,884	143,607
Commitment to purchase NG[2]	18,994	4,578	11,217	3,199	0
Commitments related to leases not yet started[2]	200,788	4,478	16,245	-	180,065
Short-term lease financing	406	406	-	-	-
Purchase commitments	20,308	15,593	3,898	715	102
Total	733,874	117,463	147,957	84,750	383,704

[1] It does not include the amount of net obligations with a pension and health plan in the amount of R$ 106,790 million.

[2] The current import contract was expected to end, initially, on December 31, 2019, being automatically extended until all the maximum contracted volume is withdrawn by Petrobras.

The following table summarizes the off-balance obligations on December 31, 2018:

CONTRACT OBLIGATIONS

	R$ million Payments due by Period				
	Total	2019	2.020-2021	2.022-2023	2024 onwards
Other contract commitments					
Natural gas ship or pay	80,053	5,131	10,221	10,203	54,498
Contracted services	145,386	57,122	36,226	12,501	39,537
Commitment to purchase NG[1]	30,454	4,779	9,509	10,661	5,505
Operational Leasing	369,574	43,133	67,730	53,058	205,653
Purchase commitments	29,952	18,328	8,199	2,138	1,287
Total	655,419	128,493	131,885	88,561	306,480

[1] The current import contract is expected to end, initially, on December 31, 2019, being automatically extended until all the maximum contracted volume is withdrawn by Petrobras.

b. other items not shown in the financial statements

There are no other items not shown in the financial statements that are not in the previous item.

201

10.7 - Comments on items not shown in the financial statements a) how such items change or may change the revenues, expenses, operating income, financial expenses or other items in the financial statements of the issuer Contracts not shown in the financial statements are related to the company's operating activities and the accounting record will result from the effective use of the good or service. Such items do not yet meet the criteria for recognizing liabilities, as they are obligations arising from contracts that have not yet been fully fulfilled and, as a result, there is no recognition of the corresponding assets or expenses. b) nature and purpose of the transaction See item “a” above. c) nature and amount of obligations undertaken, and rights generated in favor of the issuer as a result of the transaction See item “a” above. 10.8 – Business Plan a) Investments, including: i. quantitative and qualitative description of investments in progress and planned investments: In September 2019, Petrobras' Board of Directors approved the Strategic Positioning (Vision, Purpose and Strategies) and in line with this, the 2020-2024 Strategic Plan was approved by the Board in November 2019. The company spells out its purpose and reaffirms its values: Vision The best energy company in generating shareholder value, with a focus on oil and gas and with safety, respect for people and the environment. Purpose Provide energy that ensures prosperity in an ethical, safe and competitive way. Values 202 10.7 - Comments on items not shown in the financial statements a) how such items change or may change the revenues, expenses, operating income, financial expenses or other items in the financial statements of the issuer Contracts not shown in the financial statements are related to the company's operating activities and the accounting record will result from the effective use of the good or service. Such items do not yet meet the criteria for recognizing liabilities, as they are obligations arising from contracts that have not yet been fully fulfilled and, as a result, there is no recognition of the corresponding assets or expenses. b) nature and purpose of the transaction See item “a” above. c) nature and amount of obligations undertaken, and rights generated in favor of the issuer as a result of the transaction See item “a” above. 10.8 – Business Plan a) Investments, including: i. quantitative and qualitative description of investments in progress and planned investments: In September 2019, Petrobras' Board of Directors approved the Strategic Positioning (Vision, Purpose and Strategies) and in line with this, the 2020-2024 Strategic Plan was approved by the Board in November 2019. The company spells out its purpose and reaffirms its values: Vision The best energy company in generating shareholder value, with a focus on oil and gas and with safety, respect for people and the environment. Purpose Provide energy that ensures prosperity in an ethical, safe and competitive way. Values 202

PETROBRAS

Respect for life, people and the environment; ethics and transparency; market driven; outperformance and confidence; and results.

The company's strategies were adjusted, defining the focus of actions for the segments detailed below:

EXPLORATION AND PRODUCTION	Maximize portfolio value, focusing on deep and ultra-deep waters, seeking operational efficiency, recovery factor optimization and partnerships;
	Grow sustained by world-class oil and gas assets in deep and ultra-deep waters.
GAS AND ENERGY	Act competitively in the sale of its own gas;
	Optimize the thermoelectric portfolio focusing on self-consumption and sale of its own gas;
	Withdraw from gas distribution and transport completely.
DOWNSTREAM, TRANSPORT AND TRADING	Operate competitively in downstream, logistics and refined oil products sale activities with focus on Southeastern operations;
	Withdraw from fertilizers, LPG and biodiesel businesses completely;
	Act competitively in global oil trading.
RENEWABLES	Develop research aimed at long-term operations in renewable energy businesses focused on wind and solar segments in Brazil;
	Make renewable diesel and BioQav commercially viable as a response to the sustainability policies of the Brazilian energy matrix.
TRANSVERSE STRATEGIES	Transform Petrobras digitally by delivering solutions to challenges, empowering our employees, generating value, and increasing operational safety;
	Develop critical skills and a high-performance culture to meet the company's new challenges, using the added economic value as a management tool;
	Constantly pursue a competitive and efficient cost and investment structure with a high safety standard and respect for the environment;
	Strengthen Petrobras' credibility and reputation.

203

2020-2024 Strategic Plan Our Strategic Plan for the five-year 2020-2024, referred to as Mind the Gap, brings a transformational agenda, which aims to eliminate the performance gap that separates us from the best global oil and gas companies, creating substantial value for our shareholders. In addition, the plan is consistent with the five strategic pillars we have defined: Maximizing return on Lower cost Unremitting search Safety, Meritocracy capital employed of capital for low costs and respect for people efficiency and the environment • Focus on assets where we are the natural • Continuous • Cost reduction and • Merit-based variable • People empowerment owners deleveraging resilience to low compensation • Safety culture trajectory price scenarios program • Pre-salt production • Decarbonization of oil reached 60% of • Debt transparency • Implementation of production production and management EVA® We are going through a moment of cultural and digital transformation and, looking for an effective return on the capital employed by its shareholders, we decided to incorporate into the plan a new management tool: EVA® (Economic Value Added). The indicator represents the beginning of a performance evaluation that focuses on the generation of value, transforming the company's culture through clear incentives for managers and other professionals. Petrobras seeks in the future to be a company with an operating return higher than its cost of capital, positioned in world-class assets, with an operation focused on oil and gas, advancing in the upstream of the Brazilian pre-salt, with a downstream park efficient. With respect to revolving energy sources, the company will act in research seeking to acquire skills for the eventual positioning in the long term in wind and solar energy. The plan has three top metrics focused on people's safety, debt reduction and value generation: 204 2020-2024 Strategic Plan Our Strategic Plan for the five-year 2020-2024, referred to as Mind the Gap, brings a transformational agenda, which aims to eliminate the performance gap that separates us from the best global oil and gas companies, creating substantial value for our shareholders. In addition, the plan is consistent with the five strategic pillars we have defined: Maximizing return on Lower cost Unremitting search Safety, Meritocracy capital employed of capital for low costs and respect for people efficiency and the environment • Focus on assets where we are the natural • Continuous • Cost reduction and • Merit-based variable • People empowerment owners deleveraging resilience to low compensation • Safety culture trajectory price scenarios program • Pre-salt production • Decarbonization of oil reached 60% of • Debt transparency • Implementation of production production and management EVA® We are going through a moment of cultural and digital transformation and, looking for an effective return on the capital employed by its shareholders, we decided to incorporate into the plan a new management tool: EVA® (Economic Value Added). The indicator represents the beginning of a performance evaluation that focuses on the generation of value, transforming the company's culture through clear incentives for managers and other professionals. Petrobras seeks in the future to be a company with an operating return higher than its cost of capital, positioned in world-class assets, with an operation focused on oil and gas, advancing in the upstream of the Brazilian pre-salt, with a downstream park efficient. With respect to revolving energy sources, the company will act in research seeking to acquire skills for the eventual positioning in the long term in wind and solar energy. The plan has three top metrics focused on people's safety, debt reduction and value generation: 204

NEW 1 2 RAR EVA DL/EBITDA 3 < 1.0 1.5x US$ 2.6 billion Ambition: Zero fatalities RAR: Recordable accident rate per million man-hours | DL/EBITDA: Adjusted net debt/LTM EBITDA (including IFRS16) | EVA: Economic Value Added In 2019, we managed to reduce our gross debt by US$ 24 billion compared to 2018 by applying the effects of IFRS 16. Excluding the effects of IFRS 16, we reduced our gross debt by US$ 21 billion. We maintain the goal of achieving a 1.5x Net Debt/LTM EBITDA ratio in 2020. CAPEX forecast for the five-year period is US$ 75.7 billion, of which 85% is allocated to the Upstream segment. This allocation is in line with our strategic positioning, focusing on upstream assets, especially in the pre-salt, in which Petrobras has a competitive advantage and generates more return on investments. Investment Projection (US$ billion) 2.020-2024 20 1 1 1 15 15 5 13 1 1 1 0.3 1 1 12 1 2 1 1 4 1 2 1 0.3 0.2 64.3 2.3 75.7 13 6.1 11 US$ billion 10 9 9 3.0 E&P without Refining G&E Corporate E&P ECO Corporate E&P ECO Note: CAPEX planned for ECO assumes the start of the construction of wells in 2023 and Refini G&E its own platforms ng 205 NEW 1 2 RAR EVA DL/EBITDA 3 < 1.0 1.5x US$ 2.6 billion Ambition: Zero fatalities RAR: Recordable accident rate per million man-hours | DL/EBITDA: Adjusted net debt/LTM EBITDA (including IFRS16) | EVA: Economic Value Added In 2019, we managed to reduce our gross debt by US$ 24 billion compared to 2018 by applying the effects of IFRS 16. Excluding the effects of IFRS 16, we reduced our gross debt by US$ 21 billion. We maintain the goal of achieving a 1.5x Net Debt/LTM EBITDA ratio in 2020. CAPEX forecast for the five-year period is US$ 75.7 billion, of which 85% is allocated to the Upstream segment. This allocation is in line with our strategic positioning, focusing on upstream assets, especially in the pre-salt, in which Petrobras has a competitive advantage and generates more return on investments. Investment Projection (US$ billion) 2.020-2024 20 1 1 1 15 15 5 13 1 1 1 0.3 1 1 12 1 2 1 1 4 1 2 1 0.3 0.2 64.3 2.3 75.7 13 6.1 11 US$ billion 10 9 9 3.0 E&P without Refining G&E Corporate E&P ECO Corporate E&P ECO Note: CAPEX planned for ECO assumes the start of the construction of wells in 2023 and Refini G&E its own platforms ng 205

The plan presents a repositioning of the Upstream portfolio with a focus on activities in deep and ultra-deep waters, where the cost of extraction is lower, providing greater returns. Accordingly, we expect that 59% of our investment in the segment will be directed to assets and projects in the pre- salt, particular to the Búzios field, to which 28% of the total planned investment is expected to be allocated to the segment. Investment Projection in Upstream 2020-2024 Land and R&D 5% Pre-salt • Marlim • Marlim Sul 59% • Marlim Leste Post-salt ultra-deep Exploration • Roncador waters 18% • Albacora 29% • Albacora Leste • Lula • Tartaruga Verde • Jubarte • Barracuda/Caratinga • Sépia • SEAP • Atapu US$ billion Buzios • Mero 28% • Sapinhoá • Itapu • Berbigão/Sururu In the Downstream, Transport and Trading (RTC) segment, our efforts are focused on investments in maintenance (downstream and logistics) and HDTs at Replan (Paulínea), REDUC (Duque de Caxias) and RPBC (Presidente Bernardes) and at HCC at REDUC (Duque de Caxias) for the production of high-quality lubricants. In the Gas & Energy segment, our investments are focused on natural gas processing units and on Route 3 that allow the flow of natural gas from pre-salt production. In addition, we plan to invest in Research and Development (R&D) in solar and wind energy. Investment projection in RTC and G&E 2020-2024 26% US$ billion 74% Downstream, Gas & Energy Transport and Trading 206 The plan presents a repositioning of the Upstream portfolio with a focus on activities in deep and ultra-deep waters, where the cost of extraction is lower, providing greater returns. Accordingly, we expect that 59% of our investment in the segment will be directed to assets and projects in the pre- salt, particular to the Búzios field, to which 28% of the total planned investment is expected to be allocated to the segment. Investment Projection in Upstream 2020-2024 Land and R&D 5% Pre-salt • Marlim • Marlim Sul 59% • Marlim Leste Post-salt ultra-deep Exploration • Roncador waters 18% • Albacora 29% • Albacora Leste • Lula • Tartaruga Verde • Jubarte • Barracuda/Caratinga • Sépia • SEAP • Atapu US$ billion Buzios • Mero 28% • Sapinhoá • Itapu • Berbigão/Sururu In the Downstream, Transport and Trading (RTC) segment, our efforts are focused on investments in maintenance (downstream and logistics) and HDTs at Replan (Paulínea), REDUC (Duque de Caxias) and RPBC (Presidente Bernardes) and at HCC at REDUC (Duque de Caxias) for the production of high-quality lubricants. In the Gas & Energy segment, our investments are focused on natural gas processing units and on Route 3 that allow the flow of natural gas from pre-salt production. In addition, we plan to invest in Research and Development (R&D) in solar and wind energy. Investment projection in RTC and G&E 2020-2024 26% US$ billion 74% Downstream, Gas & Energy Transport and Trading 206

PETROBRAS

We continue to seek deleveraging through cash generation and divestments.

The divestments foreseen in the plan vary between US$ 20-30 billion for the period 2020-2024, with the highest concentration expected for the years 2020 and 2021. The divestment portfolio may undergo adjustments with the addition of new opportunities in order to accelerate the company's deleveraging.

Oil, NGL and Natural Gas Production

The oil and gas production curve estimated for the 2020-2024 period indicates continuous growth. During this period, 13 new production systems are expected to enter into operation, all of which are allocated to deep and ultra-deep-water projects.

The company decided to present a vision of commercial production, in order to represent the economic impact of production on the company's results, deducting from its natural gas production the volumes of gas reinjected in the reservoirs, consumed in upstream facilities and burned in the production processes. In addition, the production curve does not include divestments, except for about 100 thousand boed, related to the fields in Nigeria and Tartaruga Verde, whose transactions were being completed at the time the plan was approved, having been completed in the first quarter. 2020.is

The production curve estimated in the strategic plan is shown below.

Estimated Oil and Gas Production[1]

(MM Boed)


2.7
2.9
3.1
3.3
3.5
2.4
2.6
2.8
3.0
3.2
2.2
2.3
2.5
2.7
2.9
Total production
Commercial production
Oil production
2020[2]
2021
2022
2023
2024
ATAPU
MERO 1
SÉPIA
MARLIM 1
BÚZIOS 5
LULA RF
PARQUE DAS BALEIAS
MERO 2
MARLIM 2
BÚZIOS 6[3]
MERO 3
SEAP
ITAPU

[1] It does not consider divestments, except POG and Tartaruga (~ 100 thousand bpd of total production)
[2] 2020 includes +/- 2.5%
[3] Refers to the sixth field production system in Buzios (chronological order) to be deployed at Module 7 area

For the 2020 production target we consider a variation of 2.5% more or less. This year's oil production mainly reflects volume losses related to the natural decline of mature fields and the higher concentration of production stops to increase the integrity of the systems, partially offset by ramp-up of new platforms. In the long run, the growth trajectory is supported by new production

207

systems - particularly in the pre-salt, with greater profitability and value generation - and by the stabilization of production in the Campos Basin. Crude Oil Price Future calculations were performed assuming an average price of Brent oil of US$ 65 per barrel and an average nominal exchange rate of R$ 3.93 to US$ 1.00 for the period 2020-2024. Operational Costs Our Strategic Plan includes initiatives to optimize and reduce costs, which also include a reduction in corporate expenses (costs and expenses excluding raw materials). Financing Our cash generation will be the result of greater projected efficiency, cost control and financial resources due to active portfolio management. This will allow a gradual reduction in gross debt, with a consequent decrease in interest expenses and an increase in the estimated values of dividend distribution, through the new Dividend Policy of the company, generating greater remuneration for shareholders. In addition, when anticipating cash flow via asset divestments, Petrobras will make its investments, reducing its indebtedness, without the need for new net funding in the Strategic Plan horizon. Low carbon and sustainability commitments To date, we have already taken a series of actions to reduce the emission of carbon dioxide in our processes, which involve reducing the burning of natural gas in flare, reinjection of CO2 and gains in energy efficiency. The company remains committed to reducing carbon dioxide emissions from processes and products, with an action plan in relation to carbon resilience and efficiency. In this sense, we have set forth ten commitments to the low carbon and sustainability agenda: 1. Zero growth in absolute operational emissions until 20251 2. Zero routine flare burning by 2030 3. Reinjection of around 40 MM ton CO2 by 2025 in carbon capture, utilization and storage (CCUS) projects 4. 32% reduction in carbon intensity in the Upstream segment by 2025 5. 30% to 50% reduction in the intensity of methane emissions in the Upstream segment by 2025 6. 16% reduction in carbon intensity in downstream by 2025 7. 30% reduction in freshwater collection in our operations with a focus on increasing reuse by 2025 8. Zero growth in the generation of process waste until 2025 9. 100% of Petrobras facilities with a biodiversity action plan by 2025 208 systems - particularly in the pre-salt, with greater profitability and value generation - and by the stabilization of production in the Campos Basin. Crude Oil Price Future calculations were performed assuming an average price of Brent oil of US$ 65 per barrel and an average nominal exchange rate of R$ 3.93 to US$ 1.00 for the period 2020-2024. Operational Costs Our Strategic Plan includes initiatives to optimize and reduce costs, which also include a reduction in corporate expenses (costs and expenses excluding raw materials). Financing Our cash generation will be the result of greater projected efficiency, cost control and financial resources due to active portfolio management. This will allow a gradual reduction in gross debt, with a consequent decrease in interest expenses and an increase in the estimated values of dividend distribution, through the new Dividend Policy of the company, generating greater remuneration for shareholders. In addition, when anticipating cash flow via asset divestments, Petrobras will make its investments, reducing its indebtedness, without the need for new net funding in the Strategic Plan horizon. Low carbon and sustainability commitments To date, we have already taken a series of actions to reduce the emission of carbon dioxide in our processes, which involve reducing the burning of natural gas in flare, reinjection of CO2 and gains in energy efficiency. The company remains committed to reducing carbon dioxide emissions from processes and products, with an action plan in relation to carbon resilience and efficiency. In this sense, we have set forth ten commitments to the low carbon and sustainability agenda: 1. Zero growth in absolute operational emissions until 20251 2. Zero routine flare burning by 2030 3. Reinjection of around 40 MM ton CO2 by 2025 in carbon capture, utilization and storage (CCUS) projects 4. 32% reduction in carbon intensity in the Upstream segment by 2025 5. 30% to 50% reduction in the intensity of methane emissions in the Upstream segment by 2025 6. 16% reduction in carbon intensity in downstream by 2025 7. 30% reduction in freshwater collection in our operations with a focus on increasing reuse by 2025 8. Zero growth in the generation of process waste until 2025 9. 100% of Petrobras facilities with a biodiversity action plan by 2025 208

10. Maintenance of investments in social and environmental projects ____________________ 1 Carbon commitments compared to base 2015. Other commitments based on 2018. We intend to invest US$ 100 million per year in decarbonization and US$ 70 million per year in R&D for decarbonization and renewables. With the execution of this Strategic Plan, Petrobras reaffirms its commitment to become a more financially robust company, with low indebtedness and capital cost, aligned with its industry peers and focused on world-class oil and gas assets, always acting ethically and transparently, with safety and respect for people and the environment. ii. sources of investment financing: Through cost discipline, debt reduction and commitment to profitability, the company estimates a generation of free cash flow in the period in the 2020-2024 Strategic Plan. Petrobras will continue the divestment projects already announced and will continue with partnerships and divestments guided by active portfolio management, with potential for cash inflows during the Plan period ranging from US$ 20 billion to US$ 30 billion. These initiatives, associated with an operational cash generation will allow Petrobras to make its investments, increase its dividends paid pursuant to the new policy on the subject and reduce its indebtedness. iii. relevant divestments in progress and expected divestments: Active portfolio management combined with the strategy of acting in partnership results in an important source of funds for the company through the establishment of partnerships and divestments. Our active portfolio management, part of our 2020-2024 Strategic Plan, is the main factor in our partnerships and divestments, which aim to improve our operating efficiencies and returns on capital, in addition to generating additional cash to service our debts and our opportunities to investment. Currently, our partnerships and divestitures include the sale of minority, majority or entire positions in some of our subsidiaries, associates and assets to strategic or financial investors or through public offerings. In line with TCU guidelines and current legislation, the following stages of the company's divestment system are disclosed to the public: 209 10. Maintenance of investments in social and environmental projects ____________________ 1 Carbon commitments compared to base 2015. Other commitments based on 2018. We intend to invest US$ 100 million per year in decarbonization and US$ 70 million per year in R&D for decarbonization and renewables. With the execution of this Strategic Plan, Petrobras reaffirms its commitment to become a more financially robust company, with low indebtedness and capital cost, aligned with its industry peers and focused on world-class oil and gas assets, always acting ethically and transparently, with safety and respect for people and the environment. ii. sources of investment financing: Through cost discipline, debt reduction and commitment to profitability, the company estimates a generation of free cash flow in the period in the 2020-2024 Strategic Plan. Petrobras will continue the divestment projects already announced and will continue with partnerships and divestments guided by active portfolio management, with potential for cash inflows during the Plan period ranging from US$ 20 billion to US$ 30 billion. These initiatives, associated with an operational cash generation will allow Petrobras to make its investments, increase its dividends paid pursuant to the new policy on the subject and reduce its indebtedness. iii. relevant divestments in progress and expected divestments: Active portfolio management combined with the strategy of acting in partnership results in an important source of funds for the company through the establishment of partnerships and divestments. Our active portfolio management, part of our 2020-2024 Strategic Plan, is the main factor in our partnerships and divestments, which aim to improve our operating efficiencies and returns on capital, in addition to generating additional cash to service our debts and our opportunities to investment. Currently, our partnerships and divestitures include the sale of minority, majority or entire positions in some of our subsidiaries, associates and assets to strategic or financial investors or through public offerings. In line with TCU guidelines and current legislation, the following stages of the company's divestment system are disclosed to the public: 209

Opportunity Disclosure (Teaser) Stage in which the intention to divest is made public and potential interested parties are invited to participate in the competitive process Start of the Non-Binding Phase (when applicable) Optional step, carried out to identify and select the participants who are really interested in the acquisition and who saw greater value in the assets / companies in divestment Beginning of the Binding Phase Stage in which competition for the selection of the best offer by potential interested parties occurs, in order to maximize the value of the sale; Concession of Exclusivity for Trading (when applicable) Optional stage, which occurs when exclusivity is formally granted to a potential buyer, after the binding phase; Approval of the Transaction by Senior Management (Executive Office and Board of Directors) and Signature of Contracts Stage in which the purchase and sale agreements (or assignment of rights) are signed, containing the conditions under which the transaction should take place, including the conditions precedent for the closing; Transaction closing Step where the transaction is completed with the fulfillment of the contractual conditions previously foreseen. 210 Opportunity Disclosure (Teaser) Stage in which the intention to divest is made public and potential interested parties are invited to participate in the competitive process Start of the Non-Binding Phase (when applicable) Optional step, carried out to identify and select the participants who are really interested in the acquisition and who saw greater value in the assets / companies in divestment Beginning of the Binding Phase Stage in which competition for the selection of the best offer by potential interested parties occurs, in order to maximize the value of the sale; Concession of Exclusivity for Trading (when applicable) Optional stage, which occurs when exclusivity is formally granted to a potential buyer, after the binding phase; Approval of the Transaction by Senior Management (Executive Office and Board of Directors) and Signature of Contracts Stage in which the purchase and sale agreements (or assignment of rights) are signed, containing the conditions under which the transaction should take place, including the conditions precedent for the closing; Transaction closing Step where the transaction is completed with the fulfillment of the contractual conditions previously foreseen. 210

PETROBRAS

The table below shows the values of the transactions that were completed in the period from January 1, 2019 to March 9, 2020:

Signature Date	Closing Date	Transaction	Nominal value* (US$ billion)
6/27/2018	3/8/2019	Sale of Petrobras' equity interest in Petrobras Paraguay Distribución Limited (PPDL UK), Petrobras Paraguay Operaciones y Logística SRL (PPOL) and Petrobras Paraguay Gas SRL (PPG)	0.38
30/01/2019	5/1/2019	Full divesture of the shares held by Petrobras America Inc. in the companies that make up the Pasadena downstream system, in the United States	0.56
4/25/2019	6/13/2019	Sale of 90% interest in Transportadora Associada de Gás SA (TAG)	8.72[1]
7/23/2019	7/26/2019	Sale of 33.75% of BR Distribuidora's capital through a Secondary Public Offering of shares.	2.55[1]
3/8/2019	9/10/2019	Total transfer of Petrobras' stake in Campo Maromba	0.09
28/11/2018	10/8/2019	Transfer of full participation in the Pargo, Carapeba and Vermelho fields, the so-called Northeast Hub, located in shallow waters off the coast of the state of Rio de Janeiro	0.37
8/8/2019	11/1/2019	Sale of 50% stake in Belem Bioenergia Brasil (BBB), a subsidiary of Petrobras Biocombustíveis SA (PBIO)	0.006[1]
4/25/2019	12/9/2019	Total transfer of 34 onshore production fields, located in the Potiguar Basin, in the state of Rio Grande do Norte	0.38
4/25/2019	12/27/2019	Transfer of 50% of the upstream rights of the Tartaruga Verde field and Module III of the Espardate field	1.29
31/10/2018	1/14/2020	Full sale of the corporate ownership held by Petrobras (50%) in the company Petrobras Oil & Gas BV ("PO&G BV")	1.53
Total			**15.88**

* Considers contract values when signing transactions.

1 These operations were traded in R$. Thus, for purposes of making up the table, the amounts were converted using the exchange rate (PTAX) of the closing date.

211

PETROBRAS

The following table shows the contracts signed for transactions that have not yet been completed, as they await the fulfillment of precedent contract and legal conditions:

Signature Date	Transaction	Nominal value* (US$ billion)
12/21/2018	Assignment of 10% rights from the Lapa field to Total, in Block BM-S-9. Exercise of the put option for the remainder of our stake, as provided for in the contract signed in January 2018, when Total acquired 35% of Petrobras' stake, within the scope of the strategic partnership, taking over the field operation	0.05
7/24/2019	Sale of 100% stake in the Pampo and Enchova Hubs, located in shallow waters in the Campos Basin	0.851
7/24/2019	Sale of 100% stake in the Baúna field (BM-S-40 concession area), located in shallow waters in the Santos Basin	0.665
8/9/2019	Sale of the entire stake in a set of production fields, onshore and offshore, called Macau Hub, in the Potiguar Basin, located in the state of Rio Grande do Norte	0.191
9/30/2019	Sale of the entire stake in the Ponta do Mel and Redonda onshore fields, located in the state of Rio Grande do Norte	0.007
10/11/2019	Sale of the entire stake in the onshore fields of Lagoa Parda Hub, located in the state of Espírito Santo	0.009
11/19/2019	Full sale of equity interest in Liquigás Distribuidora SA	0.879*
11/28/2019	Sale of 30% of the Frade concession, located in the Campos Basin, north coast of the state of Rio de Janeiro	0.100
3/9/2020	Sale of the entire stake in the onshore fields of the Tucano Sul Hub, located in the state of Bahia	0.003
Total		2.76

* Amounts subject to adjustments at the closing of the transaction.
** Transaction traded in reais (R$). Thus, for purposes of making up the table, the value was converted using the exchange rate (PTAX) on the day of signing the purchase and sale contract.

Completed transactions and sign payments for signed transactions contributed to the US$ 14.7 billion cash inflow in the period from January 2019 to March 9, 2020.

The company's notorious knowledge in upstream in deep and ultra-deep waters, as well as the pioneering in the introduction of new technologies, made it possible to join in several partnerships, with the following highlights:

- **Equinor**: in April 2018, a strategic partnership was completed with Equinor, which includes a technical agreement to increase the recoverable volume of oil in the Roncador field; gas export infrastructure sharing agreement; and transfer of rights in the Roncador field. In addition, a Memorandum of Understanding was signed with Equinor in the offshore wind energy segment

212

in Brazil. Benefits are expected, such as gains in scale and synergies and the sharing of efforts for technological development in a new energy frontier in Brazil. • Total: in 2018, a strategic partnership was established that included a collaboration agreement in the upstream and downstream segments and technological cooperation, covering the areas of operation, research and technology, in addition to the transfer of rights in the Iara concession area and the Lapa field, with the option to sell the remaining stake (10%) of Petrobras. In December 2018, the option to sell Petrobras' share was exercised and, in January 2020, the strategic partnership was terminated by the parties. • Murphy: partnership to operate in the Gulf of Mexico with the formation of a joint venture (Petrobras America Inc - PAI and Murphy Exploration & Production Company), with both contributing fully of their oil and natural gas assets in production located in the Gulf of Mexico. Murphy has technical-operational expertise in line with the company's interests, specializing in offshore operation and development through subsea tie-back production and presenting a portfolio of assets that meet the qualifications expected for the formation of the joint venture. This partnership contributes to Petrobras' business restructuring operations, as it reduces portfolio risk and adds value to operations in upstream. • CNPC: This strategic partnership was based on an integrated project concept, where the intention was to promote investments in the Comperj refinery, allowing for its resumption and completion, and investments in the Marlim cluster, in order to increase the production potential in the Campos Basin. However, according to a relevant fact published on December 18, 2019, an economic feasibility study was carried out, carried out by the parties, demonstrating the lack of economic attractiveness at the completion of COMPERJ, which resulted, therefore, in the closing of the partnership without the closing of the deal. In April 2019, the Board of Directors approved the new guidelines for asset portfolio management, in line with the guidelines of the Resilience Plan, released on 03/08/2019, notably the Downstream and Distribution segment, including the full sale of Petrobras Uruguay Distribución SA (PUDSA), the additional sale of the stake in Petrobras Distribuidora (BR) and the full sale of eight downstream units: Abreu e Lima Refineries (RNEST), Shale Industrialization Unit (SIX), Landulpho Alves Refinery (RLAM), Gabriel Passos Refinery (REGAP), Presidente Getúlio Vargas Refinery (REPAR), Alberto Pasqualini Refinery (REFAP), Isaac Sabbá Refinery ( REMAN) and Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR). The project regarding the additional sale of interest in Petrobras Distribuidora SA (“BR Distribuidora”) had its entry into the divestment portfolio approved by the Executive Board on March 28, 2019 and by the Board of Directors on May 22, 2019 and its closing on July 29, 2019, with the settlement of the main, additional and supplementary lots. This divestment did not follow the Divestment Scheme implemented by the Company due to its sale model being through a secondary public offering of shares (follow-on). Therefore, the announcements to the market of the phases for the definition of the price and the effective percentage of the offered shares, as well as their 213 in Brazil. Benefits are expected, such as gains in scale and synergies and the sharing of efforts for technological development in a new energy frontier in Brazil. • Total: in 2018, a strategic partnership was established that included a collaboration agreement in the upstream and downstream segments and technological cooperation, covering the areas of operation, research and technology, in addition to the transfer of rights in the Iara concession area and the Lapa field, with the option to sell the remaining stake (10%) of Petrobras. In December 2018, the option to sell Petrobras' share was exercised and, in January 2020, the strategic partnership was terminated by the parties. • Murphy: partnership to operate in the Gulf of Mexico with the formation of a joint venture (Petrobras America Inc - PAI and Murphy Exploration & Production Company), with both contributing fully of their oil and natural gas assets in production located in the Gulf of Mexico. Murphy has technical-operational expertise in line with the company's interests, specializing in offshore operation and development through subsea tie-back production and presenting a portfolio of assets that meet the qualifications expected for the formation of the joint venture. This partnership contributes to Petrobras' business restructuring operations, as it reduces portfolio risk and adds value to operations in upstream. • CNPC: This strategic partnership was based on an integrated project concept, where the intention was to promote investments in the Comperj refinery, allowing for its resumption and completion, and investments in the Marlim cluster, in order to increase the production potential in the Campos Basin. However, according to a relevant fact published on December 18, 2019, an economic feasibility study was carried out, carried out by the parties, demonstrating the lack of economic attractiveness at the completion of COMPERJ, which resulted, therefore, in the closing of the partnership without the closing of the deal. In April 2019, the Board of Directors approved the new guidelines for asset portfolio management, in line with the guidelines of the Resilience Plan, released on 03/08/2019, notably the Downstream and Distribution segment, including the full sale of Petrobras Uruguay Distribución SA (PUDSA), the additional sale of the stake in Petrobras Distribuidora (BR) and the full sale of eight downstream units: Abreu e Lima Refineries (RNEST), Shale Industrialization Unit (SIX), Landulpho Alves Refinery (RLAM), Gabriel Passos Refinery (REGAP), Presidente Getúlio Vargas Refinery (REPAR), Alberto Pasqualini Refinery (REFAP), Isaac Sabbá Refinery ( REMAN) and Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR). The project regarding the additional sale of interest in Petrobras Distribuidora SA (“BR Distribuidora”) had its entry into the divestment portfolio approved by the Executive Board on March 28, 2019 and by the Board of Directors on May 22, 2019 and its closing on July 29, 2019, with the settlement of the main, additional and supplementary lots. This divestment did not follow the Divestment Scheme implemented by the Company due to its sale model being through a secondary public offering of shares (follow-on). Therefore, the announcements to the market of the phases for the definition of the price and the effective percentage of the offered shares, as well as their 213 realization, were subject to the approval of the internal bodies of Petrobras and to the analysis and approval of the regulatory entities, under the terms of the legislation applicable. In 2019, the company signed two agreements with the Administrative Council for Economic Defense (CADE) in the form of Settlement Negotiation Terms that (i) consolidate understandings between the parties about the execution of divestment in downstream assets in Brazil and (ii) another directed to promoting competition in the natural gas sector in Brazil. Downstream: With the execution of the downstream agreement, among other commitments, the Company undertakes to divest around 50% of our downstream capacity, which represents the sale of 8 downstream units (REPAR, REFAP, RLAM, RNEST, REGAP, LUBNOR, REMAN and the shale processing unit - SIX), with its associated logistics, through competitive processes. The agreement also provides that (i) RLAM and RNEST; (ii) REPAR and REFAP; and (iii) REGAP and RLAM cannot be acquired by the same buyer or companies in the same economic group. The monitoring of the schedule and compliance with the commitments undertaken with CADE will be monitored by an external agent who is being hired by the company, according to the specifications to be established by mutual agreement. Natural Gas: The agreement signed in July 2019 provides for the company's commitment to sell the following ownership interest: (i) Nova Transportadora do Sudeste S.A. (NTS) - 10%; (ii) Transportadora Associada de Gás S.A. (TAG) - 10%; (iii) Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG) - 51%; and (iv) Indirect stake in gas distribution companies, either by selling its 51% interest in Gaspetro, or by selling its indirect stakes in the distribution companies. In addition, the company has other projects in the structuring phase of our portfolio and we believe in a portfolio management strategy that keeps the focus on the core business, in order to improve capital allocation, reduce debt and the cost of capital and increase the generation of value for our shareholders. Continuing the ongoing competitive processes, the company disclosed teasers, and initiated non- binding and binding phases for assets that are currently part of our Divestment Portfolio. 214 realization, were subject to the approval of the internal bodies of Petrobras and to the analysis and approval of the regulatory entities, under the terms of the legislation applicable. In 2019, the company signed two agreements with the Administrative Council for Economic Defense (CADE) in the form of Settlement Negotiation Terms that (i) consolidate understandings between the parties about the execution of divestment in downstream assets in Brazil and (ii) another directed to promoting competition in the natural gas sector in Brazil. Downstream: With the execution of the downstream agreement, among other commitments, the Company undertakes to divest around 50% of our downstream capacity, which represents the sale of 8 downstream units (REPAR, REFAP, RLAM, RNEST, REGAP, LUBNOR, REMAN and the shale processing unit - SIX), with its associated logistics, through competitive processes. The agreement also provides that (i) RLAM and RNEST; (ii) REPAR and REFAP; and (iii) REGAP and RLAM cannot be acquired by the same buyer or companies in the same economic group. The monitoring of the schedule and compliance with the commitments undertaken with CADE will be monitored by an external agent who is being hired by the company, according to the specifications to be established by mutual agreement. Natural Gas: The agreement signed in July 2019 provides for the company's commitment to sell the following ownership interest: (i) Nova Transportadora do Sudeste S.A. (NTS) - 10%; (ii) Transportadora Associada de Gás S.A. (TAG) - 10%; (iii) Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG) - 51%; and (iv) Indirect stake in gas distribution companies, either by selling its 51% interest in Gaspetro, or by selling its indirect stakes in the distribution companies. In addition, the company has other projects in the structuring phase of our portfolio and we believe in a portfolio management strategy that keeps the focus on the core business, in order to improve capital allocation, reduce debt and the cost of capital and increase the generation of value for our shareholders. Continuing the ongoing competitive processes, the company disclosed teasers, and initiated non- binding and binding phases for assets that are currently part of our Divestment Portfolio. 214

Market Announcements* PHASES Summary Scope of Transactions Sale of the entire stake in the Papa-Terra field, located in deep waters in the Campos Basin Sale of the entire stake in the Merluza and Lagosta fields, located in shallow waters, in the Santos Basin Sale of the entire stake in two sets of maritime concessions in deep waters in the post-salt, called TEASER Golfinho Hub and Camarupim Hub, located in the Espírito Santo Basin. Full sale of the stake in Petrobras Colombia Combustibles (PECOCO) Full sale of interest (51%) in Petrobras Gas SA (Gaspetro) Full sale of stakes in companies Eólica Mangue Seco 1 and Eólica Mangue Seco 2 Full sale of interest (100%) in the Nitrogenated Fertilizer Unit III (UFN-III) NOT BINDING Sale of the remaining stake (10%) in Transportadora Associada de Gás SA (TAG) Full sale of interest in Petrobras Uruguay Distribuición SA (PUDSA) Sale of assets in downstream and associated logistics in the country: Gabriel Passos Refinery (REGAP) in Minas Gerais, Isaac Sabbá Refinery (REMAN) in Amazonas, Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR) in Ceará and Shale Industrialization Unit (SIX) in Paraná, as well as their corresponding logistics assets Sale of assets in downstream and associated logistics in the country: Abreu e Lima Refinery (RNEST) in Pernambuco, Landulpho Alves (RLAM) in Bahia, Presidente Getúlio Vargas (REPAR) in Paraná and Alberto Pasqualini (REFAP) in Rio Grande do Sul and their corresponding logistics assets Full divesture of a 34% interest in Companhia MEGA SA Total transfer of two land concessions, including drainage facilities, called Cupiúba and Carapanaúba Hub, located in the state of Amazonas Sale of all shares in nine onshore fields, located in Bahia, jointly called Miranga Hub Sale of all stakes in eight onshore upstream concessions, located in the state of Bahia, jointly BINDING known as Rio Ventura Hub Sale of all shares in 14 onshore upstream concessions, located in the state of Bahia, jointly called the Recôncavo Hub Total transfer of rights in 27 mature onshore fields, located in Espirito Santo, jointly called Cricaré Hub Total transfer of rights in four sets of onshore fields (reaching 12 concessions), in Ceará and Sergipe. Sale of all shares in the Peroá production fields and in the BM-ES-21 concession, located in the Espírito Santo Basin Sale of partial interest in up to four deepwater upstream blocks, located in the Sergipe Basin - Alagoas Sale of all shares in 11 production fields located in shallow waters in the Campos Basin, jointly known as Garoupa Hub * Information updated as of March 9, 2020. In addition to the divestments already announced, the company is also studying the potential sale of certain thermoelectric and pre-salt gas pipelines, post-salt assets and assets located in Bolivia, in addition to the sale of equity interest in BR Distribuidora and Braskem. However, studies are 215 Market Announcements* PHASES Summary Scope of Transactions Sale of the entire stake in the Papa-Terra field, located in deep waters in the Campos Basin Sale of the entire stake in the Merluza and Lagosta fields, located in shallow waters, in the Santos Basin Sale of the entire stake in two sets of maritime concessions in deep waters in the post-salt, called TEASER Golfinho Hub and Camarupim Hub, located in the Espírito Santo Basin. Full sale of the stake in Petrobras Colombia Combustibles (PECOCO) Full sale of interest (51%) in Petrobras Gas SA (Gaspetro) Full sale of stakes in companies Eólica Mangue Seco 1 and Eólica Mangue Seco 2 Full sale of interest (100%) in the Nitrogenated Fertilizer Unit III (UFN-III) NOT BINDING Sale of the remaining stake (10%) in Transportadora Associada de Gás SA (TAG) Full sale of interest in Petrobras Uruguay Distribuición SA (PUDSA) Sale of assets in downstream and associated logistics in the country: Gabriel Passos Refinery (REGAP) in Minas Gerais, Isaac Sabbá Refinery (REMAN) in Amazonas, Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR) in Ceará and Shale Industrialization Unit (SIX) in Paraná, as well as their corresponding logistics assets Sale of assets in downstream and associated logistics in the country: Abreu e Lima Refinery (RNEST) in Pernambuco, Landulpho Alves (RLAM) in Bahia, Presidente Getúlio Vargas (REPAR) in Paraná and Alberto Pasqualini (REFAP) in Rio Grande do Sul and their corresponding logistics assets Full divesture of a 34% interest in Companhia MEGA SA Total transfer of two land concessions, including drainage facilities, called Cupiúba and Carapanaúba Hub, located in the state of Amazonas Sale of all shares in nine onshore fields, located in Bahia, jointly called Miranga Hub Sale of all stakes in eight onshore upstream concessions, located in the state of Bahia, jointly BINDING known as Rio Ventura Hub Sale of all shares in 14 onshore upstream concessions, located in the state of Bahia, jointly called the Recôncavo Hub Total transfer of rights in 27 mature onshore fields, located in Espirito Santo, jointly called Cricaré Hub Total transfer of rights in four sets of onshore fields (reaching 12 concessions), in Ceará and Sergipe. Sale of all shares in the Peroá production fields and in the BM-ES-21 concession, located in the Espírito Santo Basin Sale of partial interest in up to four deepwater upstream blocks, located in the Sergipe Basin - Alagoas Sale of all shares in 11 production fields located in shallow waters in the Campos Basin, jointly known as Garoupa Hub * Information updated as of March 9, 2020. In addition to the divestments already announced, the company is also studying the potential sale of certain thermoelectric and pre-salt gas pipelines, post-salt assets and assets located in Bolivia, in addition to the sale of equity interest in BR Distribuidora and Braskem. However, studies are 215 ongoing and there is still no resolution by the company's internal bodies on the ideal structure of these transactions or on their effective execution, which will depend on market conditions and the Company's strategic repositioning. Main judicial and administrative decisions that impacted our transactions The sale of Liquigás Distribuidora SA to Ultragaz was judged and disapproved by CADE in February 2018. The purchase and sale contract, signed in 2016, was terminated, with a fine imposed on Ultragaz, in favor of Petrobras, in the amount of R$ 286.2 million. The project was again launched to the market in March 2019, with another configuration, which aims to mitigate the competitive risks experienced in the first attempt. In November 2019, the purchase and sale agreement was signed with Copagaz and Nacional Gás Butano. The closing of the transaction is subject to compliance with all precedent conditions, including approval by CADE. In July 2018, Petrobras decided to suspend three divestment proceedings due to a non-collegiate preventive order of the Supreme Court. They are: (i) forming partnerships in refineries in the Northeast and South of Brazil; (ii) total sale of interest in Araucária Nitrogenados SA (ANSA) and the Nitrogenated Fertilizer Unit III (UFN-III); and (iii) sale of 90% of the shareholding in Transportadora Associada de Gás SA (TAG), a wholly-owned subsidiary of Petrobras. In January 2019, after the issuance of an AGU opinion that understood that the company complied with the conditions early mentioned injunction, all the processes listed above were resumed. In May 2019, Minister Edson Fachin of the Supreme Court (STF) ordered the suspension of the competitive process of divesting 90% of the shareholding in TAG, reinstating the decision of the th Federal Court of the 5 Region that had suspended its sale in June 2018. Additionally, the Federal Court of Rio de Janeiro granted an injunction, in a lawsuit, determining the suspension of the sale process of 100% of the participation in ANSA and UFN-III. In June 2019, the STF Collegiate reversed the preventive order granted by Minister Ricardo Lewandowski in a Direct Action of Unconstitutionality (ADI) 5624, in the part that conditioned the operations of sale of control of subsidiaries and controlled companies of state companies to the previous authorization of the house of representatives and the bidding process. Thus, with respect to the sale of the 90% stake in TAG, Minister Edson Fachin revoked the injunction granted in May 2019, which allowed the completion of the transaction. th In relation to the sale of 100% of the shareholding of ANSA and UFN-III, the 24 Federal Court of Rio de Janeiro revoked the injunction, allowing Petrobras to resume the competitive process for the sale of these units. However, despite all efforts made by the company, in November 2019 the project had its negotiations underway with the Acron Group closed without the closing of the deal. As a result, on January 14, 2020, the Company informed, through a relevant fact, the hibernation of the fertilizer plant ANSA. 216 ongoing and there is still no resolution by the company's internal bodies on the ideal structure of these transactions or on their effective execution, which will depend on market conditions and the Company's strategic repositioning. Main judicial and administrative decisions that impacted our transactions The sale of Liquigás Distribuidora SA to Ultragaz was judged and disapproved by CADE in February 2018. The purchase and sale contract, signed in 2016, was terminated, with a fine imposed on Ultragaz, in favor of Petrobras, in the amount of R$ 286.2 million. The project was again launched to the market in March 2019, with another configuration, which aims to mitigate the competitive risks experienced in the first attempt. In November 2019, the purchase and sale agreement was signed with Copagaz and Nacional Gás Butano. The closing of the transaction is subject to compliance with all precedent conditions, including approval by CADE. In July 2018, Petrobras decided to suspend three divestment proceedings due to a non-collegiate preventive order of the Supreme Court. They are: (i) forming partnerships in refineries in the Northeast and South of Brazil; (ii) total sale of interest in Araucária Nitrogenados SA (ANSA) and the Nitrogenated Fertilizer Unit III (UFN-III); and (iii) sale of 90% of the shareholding in Transportadora Associada de Gás SA (TAG), a wholly-owned subsidiary of Petrobras. In January 2019, after the issuance of an AGU opinion that understood that the company complied with the conditions early mentioned injunction, all the processes listed above were resumed. In May 2019, Minister Edson Fachin of the Supreme Court (STF) ordered the suspension of the competitive process of divesting 90% of the shareholding in TAG, reinstating the decision of the th Federal Court of the 5 Region that had suspended its sale in June 2018. Additionally, the Federal Court of Rio de Janeiro granted an injunction, in a lawsuit, determining the suspension of the sale process of 100% of the participation in ANSA and UFN-III. In June 2019, the STF Collegiate reversed the preventive order granted by Minister Ricardo Lewandowski in a Direct Action of Unconstitutionality (ADI) 5624, in the part that conditioned the operations of sale of control of subsidiaries and controlled companies of state companies to the previous authorization of the house of representatives and the bidding process. Thus, with respect to the sale of the 90% stake in TAG, Minister Edson Fachin revoked the injunction granted in May 2019, which allowed the completion of the transaction. th In relation to the sale of 100% of the shareholding of ANSA and UFN-III, the 24 Federal Court of Rio de Janeiro revoked the injunction, allowing Petrobras to resume the competitive process for the sale of these units. However, despite all efforts made by the company, in November 2019 the project had its negotiations underway with the Acron Group closed without the closing of the deal. As a result, on January 14, 2020, the Company informed, through a relevant fact, the hibernation of the fertilizer plant ANSA. 216

b) Provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that are expected to materially influence the issuer's productive capacity In the first quarter of 2019, the platforms P-67, P-76 and P-77 started-up operations, and in the fourth quarter, the production of the P-68 started-up. The four platforms are located in the Santos Basin and have a daily processing capacity of 150,000 barrels of oil each. In 2020, the P-70 platform is expected to start-up operations, also with a daily processing capacity of 150 thousand barrels of oil. For other segments, there was no acquisition of plants, equipment, patents or other assets that are expected to materially influence the issuer's productive capacity in the period. c) New products and services, indicating: i. description of ongoing research already disclosed Petrobras invests in the research and development area as a way of expanding the search and creation of value in new production frontiers and achieving continuous improvements in its operations. Among our research, development and innovation priorities, we provide technologies for deep and ultra-deep waters, seek operational efficiency, seek optimization of the recovery factor and provide technologies for gas and energy and renewable energies for the long term. The company has a history of success in the development and implementation of innovative technologies, such as in the areas of drilling, completion and production of wells in deep waters. As a result, we won for the fourth time the main award of the oil and gas industry, the Distinguished Achievement Award for Companies, awarded annually by the Offshore Technology Conference (OTC), where we were awarded for the set of innovations developed to make production in the Búzios field viable, in the Santos Basin pre-salt. We previously obtained this international recognition in 1992, for the innovations developed for the Marlim field, in the Campos Basin; in 2001, for solutions designed for Roncador; in 2015, for the set of ten technologies specially created for pre-salt production. Also, in 2019, the Brazilian edition of the conference (OTC Brasil) also granted us the Distinguished Achieviement Award, for the set of innovations implemented during the Libra Long Term Test (TLD), in the Santos Basin pre-salt. Petrobras operates a center dedicated to research and development (Cenpes), which is one of the largest in the energy sector and also one of the largest in the southern hemisphere. Cenpes facilities 2 have a total area of 308,000 m , with 147 laboratories and more than 8,000 equipment, including state-of-the-art equipment. As of December 31, 2019, Cenpes had 1,358 employees, of which 1,216 were dedicated exclusively to the R&D area, 29% of which held master’s degrees and 21% doctorate degrees. With the mission of “imagining, creating and making the future of Petrobras today”, Cenpes has, in its facilities, several laboratories specially dedicated to pre-salt technologies, our main valuable asset. It also works in partnership with around 130 national and foreign universities and research institutions, suppliers and other operators and aims to develop technologies to enable compliance 217 b) Provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that are expected to materially influence the issuer's productive capacity In the first quarter of 2019, the platforms P-67, P-76 and P-77 started-up operations, and in the fourth quarter, the production of the P-68 started-up. The four platforms are located in the Santos Basin and have a daily processing capacity of 150,000 barrels of oil each. In 2020, the P-70 platform is expected to start-up operations, also with a daily processing capacity of 150 thousand barrels of oil. For other segments, there was no acquisition of plants, equipment, patents or other assets that are expected to materially influence the issuer's productive capacity in the period. c) New products and services, indicating: i. description of ongoing research already disclosed Petrobras invests in the research and development area as a way of expanding the search and creation of value in new production frontiers and achieving continuous improvements in its operations. Among our research, development and innovation priorities, we provide technologies for deep and ultra-deep waters, seek operational efficiency, seek optimization of the recovery factor and provide technologies for gas and energy and renewable energies for the long term. The company has a history of success in the development and implementation of innovative technologies, such as in the areas of drilling, completion and production of wells in deep waters. As a result, we won for the fourth time the main award of the oil and gas industry, the Distinguished Achievement Award for Companies, awarded annually by the Offshore Technology Conference (OTC), where we were awarded for the set of innovations developed to make production in the Búzios field viable, in the Santos Basin pre-salt. We previously obtained this international recognition in 1992, for the innovations developed for the Marlim field, in the Campos Basin; in 2001, for solutions designed for Roncador; in 2015, for the set of ten technologies specially created for pre-salt production. Also, in 2019, the Brazilian edition of the conference (OTC Brasil) also granted us the Distinguished Achieviement Award, for the set of innovations implemented during the Libra Long Term Test (TLD), in the Santos Basin pre-salt. Petrobras operates a center dedicated to research and development (Cenpes), which is one of the largest in the energy sector and also one of the largest in the southern hemisphere. Cenpes facilities 2 have a total area of 308,000 m , with 147 laboratories and more than 8,000 equipment, including state-of-the-art equipment. As of December 31, 2019, Cenpes had 1,358 employees, of which 1,216 were dedicated exclusively to the R&D area, 29% of which held master’s degrees and 21% doctorate degrees. With the mission of “imagining, creating and making the future of Petrobras today”, Cenpes has, in its facilities, several laboratories specially dedicated to pre-salt technologies, our main valuable asset. It also works in partnership with around 130 national and foreign universities and research institutions, suppliers and other operators and aims to develop technologies to enable compliance 217 with the Stategic Plan, in addition to anticipating trends and investing in technological routes aligned with its strategy. The main results in research and development obtained by Petrobras in 2018 and 2019 were: • Pioneering operation for the injection of fouling inhibitor in the pre-salt hub of the Santos Basin qualifies products and confirms the viability of the technique that can prevent production losses in the pre-salt of around 15,000 bpd; • Development of computational methodology for obtaining ownership values of reservoir rocks anticipates petrophysics results in 12 months and accelerates development of oil fields; • Barracuda's Helico-Axial Multiphase Pump (BMSHA) completes 6 years of flawless operation in 2018 and allows production of more than 4 million barrels of oil equivalent; • Development of bio-oil co-processing technology provides fuel production with renewable 2 content, using downstream assets, and contributes to the reduction of CO emissions by 70% in gasoline and diesel; • Computational tool developed (SimCAP) that contributes to the increase of asphalt production from pre-salt oils, providing greater competitiveness and guarantee of service to the market; • Metallic tubes, with internal coating in composite material, become an alternative to Superduplex steel in the construction of water and gas injector wells, and have a shorter supply period and greater local content; • New BOP (Blow Out Preventer) testing procedure, equipment that prevents leaks in oil wells, eliminates the stage of preparing the tests; • Qualification of bentonite pellets as an alternative barrier element to cement contributes to reducing the cost of permanent and temporary abandonment operations of 11,500 onshore wells; • Robot prototype for painting on large flat and vertical surfaces over the sea was successfully tested on the P-35, providing an 80% reduction in cost and 84% in service duration, in addition to an 88% reduction in human exposure to risk; • Discovery of the mechanism of formation of acids in pre-salt oils allows the reduction of corrosion on top of distillation towers and prevents losses by reducing loads during interventions; • Using drones to inspect the P-62 flare prevents accidents and unscheduled platform stop; • Automated mapping, through digital transformation, which allows technical advances in mineral quantification and visualization of textures in pre-salt rocks, 10 times faster and at 10% of the original cost; • Development of a methodology for the selection and injection of flow-improving chemicals that increase the production of wells in mature maritime fields (UN-RIO, UN-BC, UN-BS and UN-ES), promoting a daily gain of around 20 thousand barrels of oil; • Optimization of well hook-up, in the revitalization of reservoirs in the Marlim field, using the computational tool ICARO; 218 with the Stategic Plan, in addition to anticipating trends and investing in technological routes aligned with its strategy. The main results in research and development obtained by Petrobras in 2018 and 2019 were: • Pioneering operation for the injection of fouling inhibitor in the pre-salt hub of the Santos Basin qualifies products and confirms the viability of the technique that can prevent production losses in the pre-salt of around 15,000 bpd; • Development of computational methodology for obtaining ownership values of reservoir rocks anticipates petrophysics results in 12 months and accelerates development of oil fields; • Barracuda's Helico-Axial Multiphase Pump (BMSHA) completes 6 years of flawless operation in 2018 and allows production of more than 4 million barrels of oil equivalent; • Development of bio-oil co-processing technology provides fuel production with renewable 2 content, using downstream assets, and contributes to the reduction of CO emissions by 70% in gasoline and diesel; • Computational tool developed (SimCAP) that contributes to the increase of asphalt production from pre-salt oils, providing greater competitiveness and guarantee of service to the market; • Metallic tubes, with internal coating in composite material, become an alternative to Superduplex steel in the construction of water and gas injector wells, and have a shorter supply period and greater local content; • New BOP (Blow Out Preventer) testing procedure, equipment that prevents leaks in oil wells, eliminates the stage of preparing the tests; • Qualification of bentonite pellets as an alternative barrier element to cement contributes to reducing the cost of permanent and temporary abandonment operations of 11,500 onshore wells; • Robot prototype for painting on large flat and vertical surfaces over the sea was successfully tested on the P-35, providing an 80% reduction in cost and 84% in service duration, in addition to an 88% reduction in human exposure to risk; • Discovery of the mechanism of formation of acids in pre-salt oils allows the reduction of corrosion on top of distillation towers and prevents losses by reducing loads during interventions; • Using drones to inspect the P-62 flare prevents accidents and unscheduled platform stop; • Automated mapping, through digital transformation, which allows technical advances in mineral quantification and visualization of textures in pre-salt rocks, 10 times faster and at 10% of the original cost; • Development of a methodology for the selection and injection of flow-improving chemicals that increase the production of wells in mature maritime fields (UN-RIO, UN-BC, UN-BS and UN-ES), promoting a daily gain of around 20 thousand barrels of oil; • Optimization of well hook-up, in the revitalization of reservoirs in the Marlim field, using the computational tool ICARO; 218

• Successful completion of the first test of the new PDC drill concept for drilling pre-salt carbonate resulting in improved efficiency; • Implementation of the new concept of the Torpedo Stake Monitoring System that reduces instrument operation time in the field and eliminates the need for an on-board specialized technician, applied to the P-77 pilot docking unit; • Development of the SSV (Sliding Sleeve Valve), in conjunction with Welltec and Shell, which enables the configuration of an open well with intelligent completion and reduces the construction of wells with intelligent completion of two zones in nine days; • First application of the “Digital Twin” of the Riser Fatigue Monitoring System (SMFR), in the hook-up pipeline of the P-18 with the P-20, which contributes to the life extension of the risers; • Increased production of Heavy Diesel, verified in tests at a demonstration plant at the São Mateus do Sul Operational Unit (SIX) and in the industrial implementation of the operation at the REVAP Distillation Unit in São José dos Campos, made possible by the recirculation of Circulating Diesel (GOC) or Residual Diesel (GOR) to load the vacuum oven; • Development of a methodology to simulate the phenomenon of the formation of salt deposits in fractionation towers that contributes to operational safety and prevents unscheduled downtime; • Provision of a new commercial catalytic solution to meet the scenario of production of 100% S10 diesel in refineries in the Southeast. ii. total amounts spent by the issuer on research to develop new products or services Year 2017 2018 2019 R&D expenses (R$ billion) 1.831 2.345 2.268 iii. projects under development already disclosed See item 10.8.c.i. iv. total amounts spent by the issuer on the development of new products or services See item 10.8.c.ii. 10.9 - Other factors with relevant influence In this item, the company discloses information on advertising expenses, sponsorships, partnerships and agreements, as well as the criteria used by Petrobras to allocate resources for such expenses: Sponsorship Petrobras' sponsorship policy is structured around continuous corporate programs and lines of action that define the company's strategies and priorities in the cultural, sports and business, 219 • Successful completion of the first test of the new PDC drill concept for drilling pre-salt carbonate resulting in improved efficiency; • Implementation of the new concept of the Torpedo Stake Monitoring System that reduces instrument operation time in the field and eliminates the need for an on-board specialized technician, applied to the P-77 pilot docking unit; • Development of the SSV (Sliding Sleeve Valve), in conjunction with Welltec and Shell, which enables the configuration of an open well with intelligent completion and reduces the construction of wells with intelligent completion of two zones in nine days; • First application of the “Digital Twin” of the Riser Fatigue Monitoring System (SMFR), in the hook-up pipeline of the P-18 with the P-20, which contributes to the life extension of the risers; • Increased production of Heavy Diesel, verified in tests at a demonstration plant at the São Mateus do Sul Operational Unit (SIX) and in the industrial implementation of the operation at the REVAP Distillation Unit in São José dos Campos, made possible by the recirculation of Circulating Diesel (GOC) or Residual Diesel (GOR) to load the vacuum oven; • Development of a methodology to simulate the phenomenon of the formation of salt deposits in fractionation towers that contributes to operational safety and prevents unscheduled downtime; • Provision of a new commercial catalytic solution to meet the scenario of production of 100% S10 diesel in refineries in the Southeast. ii. total amounts spent by the issuer on research to develop new products or services Year 2017 2018 2019 R&D expenses (R$ billion) 1.831 2.345 2.268 iii. projects under development already disclosed See item 10.8.c.i. iv. total amounts spent by the issuer on the development of new products or services See item 10.8.c.ii. 10.9 - Other factors with relevant influence In this item, the company discloses information on advertising expenses, sponsorships, partnerships and agreements, as well as the criteria used by Petrobras to allocate resources for such expenses: Sponsorship Petrobras' sponsorship policy is structured around continuous corporate programs and lines of action that define the company's strategies and priorities in the cultural, sports and business, 219 science and technology areas. The strategies and priorities for action in cultural, sports and business sponsorship, science and technology, which are defined by the Executive Communication and Brand Management and approved by the Executive Board, are public and are available on the company's website. The company's sponsorship lines of action, as well as its advertising actions, aim to strengthen its image and reputation with its stakeholders. In our Culture line of work, sponsorships are made for Brazilian projects with outstanding cultural value, which are innovative, with high potential for return and alignment with Petrobras' brand strategy. The sponsored projects follow lines of action with a focus on Music, Performing Arts and Audiovisual, including sponsoring the production, circulation and expanding access to cultural products. In our Sports activity line, we sponsor opportunities for brand promotion and relationship actions, in addition to technological association. Three main lines of action were defined: Motor Sport, with support for motorsport, involving technological cooperation for product development; Performance Sport, which includes Olympic sports and participation sports, including the formation of a group of sponsored athletes called Petrobras Team; and Sports and Movement, which encompasses other sports initiatives. In addition to the Culture and Sport lines of action, the company has the Business, Science and Technology line of action, with sponsorships that offer the opportunity to relate and promote the Petrobras brand in the business sector, both in the market and in the field of knowledge. This line focuses on sponsoring projects linked to the exploration, production, downstream, distribution and trading of oil, gas and refined oil products and also contributes to Petrobras being perceived as deeply concerned with issues related to governance, compliance and management excellence strengthening the brand's positioning in the corporate world. In the field of knowledge, it supports research and development in search of innovation and education with a focus on science, technology, engineering and mathematics (STEM). Sponsorship proposals for the programs listed above are evaluated technically and collectively by Petrobras' Sponsorship and Events management. After the authorization of the competent bodies, contracting procedures initiated by independent negotiating committees are initiated. The hiring also requires the validation of the Special Secretariat for Social Communication of the Presidency of the Republic (SECOM), Petrobras measures the return obtained from sponsorship projects based on the evaluation of brand exposure, spontaneous media obtained and through image and reputation surveys that generate specific indicators for these activities. The amount realized in 2019 in the cultural sponsorship accounts, sports and business, science and technology events was R$ 120.92 million (Cultural: R$ 37.28 million; Sports: R$ 70.96 million; BST events: R$ 12.67 million). 220 science and technology areas. The strategies and priorities for action in cultural, sports and business sponsorship, science and technology, which are defined by the Executive Communication and Brand Management and approved by the Executive Board, are public and are available on the company's website. The company's sponsorship lines of action, as well as its advertising actions, aim to strengthen its image and reputation with its stakeholders. In our Culture line of work, sponsorships are made for Brazilian projects with outstanding cultural value, which are innovative, with high potential for return and alignment with Petrobras' brand strategy. The sponsored projects follow lines of action with a focus on Music, Performing Arts and Audiovisual, including sponsoring the production, circulation and expanding access to cultural products. In our Sports activity line, we sponsor opportunities for brand promotion and relationship actions, in addition to technological association. Three main lines of action were defined: Motor Sport, with support for motorsport, involving technological cooperation for product development; Performance Sport, which includes Olympic sports and participation sports, including the formation of a group of sponsored athletes called Petrobras Team; and Sports and Movement, which encompasses other sports initiatives. In addition to the Culture and Sport lines of action, the company has the Business, Science and Technology line of action, with sponsorships that offer the opportunity to relate and promote the Petrobras brand in the business sector, both in the market and in the field of knowledge. This line focuses on sponsoring projects linked to the exploration, production, downstream, distribution and trading of oil, gas and refined oil products and also contributes to Petrobras being perceived as deeply concerned with issues related to governance, compliance and management excellence strengthening the brand's positioning in the corporate world. In the field of knowledge, it supports research and development in search of innovation and education with a focus on science, technology, engineering and mathematics (STEM). Sponsorship proposals for the programs listed above are evaluated technically and collectively by Petrobras' Sponsorship and Events management. After the authorization of the competent bodies, contracting procedures initiated by independent negotiating committees are initiated. The hiring also requires the validation of the Special Secretariat for Social Communication of the Presidency of the Republic (SECOM), Petrobras measures the return obtained from sponsorship projects based on the evaluation of brand exposure, spontaneous media obtained and through image and reputation surveys that generate specific indicators for these activities. The amount realized in 2019 in the cultural sponsorship accounts, sports and business, science and technology events was R$ 120.92 million (Cultural: R$ 37.28 million; Sports: R$ 70.96 million; BST events: R$ 12.67 million). 220

The sponsorship budget, as well as several other areas, has been reduced in light of the Resilience Plan released on March 8, 2019. Thus, the sponsorship portfolio was reduced, through the non- renewal of some partnerships. Petrobras is revising its sponsorship policy to adjust its budget and in line with the company's brand positioning, with the intention of focusing more on the science & technology segments and seeking projects aimed at early childhood. In the socio-environmental sphere, the company seeks to strengthen its activities with communities, third sector institutions, public authorities and universities through the Petrobras Socio-Environmental Program, conducted by the executive management of Social Responsibility. This initiative contributes to the preservation of the environment and to the improvement of living conditions in the places where Petrobras operates and, in an expanded way, for society. The program is in line with the company's Social Responsibility Policy, which calls for a commitment to supply energy, respecting human rights and the environment, relating responsibly to communities and overcoming sustainability challenges. For more information on socio-environmental projects, see item 7.8 of this Reference Form CULTURE, SPORTS, AND SOCIO-ENVIRONMENTAL INVESTMENTS (R$ million) 133 121 116 87 82 60 2017 2018 2019 PaC tru olt cu ín re io , ss c pu olr ttu sr , ab is u,s ein sp eo ss rt , iv so cise e n c ae e v ae nn dt o te sc d he n o nle o g g ó yc ie ov , e cn iêtn s cs ia p o en ts eo cn rs o h lo ip g si a ** Social and environmental sponsorships Patrocínios e convênios socioambientais agreements * As of 2018, the company started to publish the values of sponsorships for business, science and technology events. For more information on Petrobras' sponsorships in 2018, see Sustainability 2018 available at the following address: https://www.investidorpetrobras.com.br/ptb/83/Sustentabilidade_2018.pdf. Advertising Petrobras' institutional advertising actions are: • strategically and tactically planned in annual cycles, fully aligned with the current communication plan, which, in turn, is unfolded in the company's 2020-2024 Strategic Plan. • developed in full alignment with the elements that define the positioning of the Petrobras brand. 221 The sponsorship budget, as well as several other areas, has been reduced in light of the Resilience Plan released on March 8, 2019. Thus, the sponsorship portfolio was reduced, through the non- renewal of some partnerships. Petrobras is revising its sponsorship policy to adjust its budget and in line with the company's brand positioning, with the intention of focusing more on the science & technology segments and seeking projects aimed at early childhood. In the socio-environmental sphere, the company seeks to strengthen its activities with communities, third sector institutions, public authorities and universities through the Petrobras Socio-Environmental Program, conducted by the executive management of Social Responsibility. This initiative contributes to the preservation of the environment and to the improvement of living conditions in the places where Petrobras operates and, in an expanded way, for society. The program is in line with the company's Social Responsibility Policy, which calls for a commitment to supply energy, respecting human rights and the environment, relating responsibly to communities and overcoming sustainability challenges. For more information on socio-environmental projects, see item 7.8 of this Reference Form CULTURE, SPORTS, AND SOCIO-ENVIRONMENTAL INVESTMENTS (R$ million) 133 121 116 87 82 60 2017 2018 2019 PaC tru olt cu ín re io , ss c pu olr ttu sr , ab is u,s ein sp eo ss rt , iv so cise e n c ae e v ae nn dt o te sc d he n o nle o g g ó yc ie ov , e cn iêtn s cs ia p o en ts eo cn rs o h lo ip g si a ** Social and environmental sponsorships Patrocínios e convênios socioambientais agreements * As of 2018, the company started to publish the values of sponsorships for business, science and technology events. For more information on Petrobras' sponsorships in 2018, see Sustainability 2018 available at the following address: https://www.investidorpetrobras.com.br/ptb/83/Sustentabilidade_2018.pdf. Advertising Petrobras' institutional advertising actions are: • strategically and tactically planned in annual cycles, fully aligned with the current communication plan, which, in turn, is unfolded in the company's 2020-2024 Strategic Plan. • developed in full alignment with the elements that define the positioning of the Petrobras brand. 221

• carried out pursuant to Petrobras' interests due to the dynamism and changes in the scenario in which the company operates; the market as a whole and, in particular, the oil and energy industry; the national and global geopolitical context; the imminence of opportunities or emergency situations; the need to make public and amplify the brand positioning; the need to communicate the corporation's attitudes and measures; of the company's business objectives and goals. In each of these cases, a communication problem or need must be defined, for which the advertising tool is the most efficient and technically appropriate, provided that this activation is in line with and contributes to the strategic objectives of the communication plan and the 2020-2024 Strategic Plan. • always carried out respecting and valuing ethnic, geographical, gender, age and people with disabilities diversity, in addition to combating any form of discrimination, disrespect or embarrassing situation, in compliance with the laws and the Brazilian Advertising Self- Regulation Code, which establishes the ethical standards applicable to publicity and advertising, in particular, to the articles listed below: “Article 1 - Every advertisement must be respectful and comply with the laws of the country; it must also be honest and true.” Article 2 - Every advertisement must be prepared with the proper sense of social responsibility, avoiding to accentuate, in a derogatory way, social differentiations resulting from the greater or lesser purchasing power of the groups to which it is intended or which may eventually reach. Article 20 - No advertisement shall favor or encourage any kind of racial, social, political, religious or nationality offense or discrimination. As governed by Decree No. 6,555/2008 in its Article 9 and Law 12,232 in its Article 4, advertising services must be contracted by the public administration through advertising agencies. Thus, the planning and execution of Petrobras' advertising actions are carried out by advertising agencies contracted through public competition, which follow technical criteria and quality levels established by the company, charged through periodic inspection and in line with SECOM Normative Instruction 2 of April 20, 2018, which regulates the advertising of the organs and entities of the Federal Executive Branch and provides additional guidance. The two current contracts with advertising agencies were the result of public competition and followed Petrobras' contracting procedures, according to Decree 2745/98 and the Petrobras Manual for Contracting (MPC), and, in a complementary manner, Laws 4680/1965, 8666/1993 and 12232/2010. The contracts were analyzed by the Statutory Committees and approved by the Executive Board and by the Board of Directors of Petrobras, with prior and subsequent opinions from the Compliance and Legal areas, which followed up the entire process. Competition for advertising services was also submitted to SECOM's prior and subsequent assessment, as determined by Normative Instruction No. 4 of December 21, 2010. Such contracts have as their purpose the execution of advertising services, such as the creation and production of advertising content and the purchase of media spaces in communication vehicles. 222 • carried out pursuant to Petrobras' interests due to the dynamism and changes in the scenario in which the company operates; the market as a whole and, in particular, the oil and energy industry; the national and global geopolitical context; the imminence of opportunities or emergency situations; the need to make public and amplify the brand positioning; the need to communicate the corporation's attitudes and measures; of the company's business objectives and goals. In each of these cases, a communication problem or need must be defined, for which the advertising tool is the most efficient and technically appropriate, provided that this activation is in line with and contributes to the strategic objectives of the communication plan and the 2020-2024 Strategic Plan. • always carried out respecting and valuing ethnic, geographical, gender, age and people with disabilities diversity, in addition to combating any form of discrimination, disrespect or embarrassing situation, in compliance with the laws and the Brazilian Advertising Self- Regulation Code, which establishes the ethical standards applicable to publicity and advertising, in particular, to the articles listed below: “Article 1 - Every advertisement must be respectful and comply with the laws of the country; it must also be honest and true.” Article 2 - Every advertisement must be prepared with the proper sense of social responsibility, avoiding to accentuate, in a derogatory way, social differentiations resulting from the greater or lesser purchasing power of the groups to which it is intended or which may eventually reach. Article 20 - No advertisement shall favor or encourage any kind of racial, social, political, religious or nationality offense or discrimination. As governed by Decree No. 6,555/2008 in its Article 9 and Law 12,232 in its Article 4, advertising services must be contracted by the public administration through advertising agencies. Thus, the planning and execution of Petrobras' advertising actions are carried out by advertising agencies contracted through public competition, which follow technical criteria and quality levels established by the company, charged through periodic inspection and in line with SECOM Normative Instruction 2 of April 20, 2018, which regulates the advertising of the organs and entities of the Federal Executive Branch and provides additional guidance. The two current contracts with advertising agencies were the result of public competition and followed Petrobras' contracting procedures, according to Decree 2745/98 and the Petrobras Manual for Contracting (MPC), and, in a complementary manner, Laws 4680/1965, 8666/1993 and 12232/2010. The contracts were analyzed by the Statutory Committees and approved by the Executive Board and by the Board of Directors of Petrobras, with prior and subsequent opinions from the Compliance and Legal areas, which followed up the entire process. Competition for advertising services was also submitted to SECOM's prior and subsequent assessment, as determined by Normative Instruction No. 4 of December 21, 2010. Such contracts have as their purpose the execution of advertising services, such as the creation and production of advertising content and the purchase of media spaces in communication vehicles. 222

The advertising actions are approved and authorized pursuant to the Matrix of Performance Limits and the Limits of Authority Chart in force in the company. The content of the advertising pieces and the media spaces to be contracted must obtain prior compliance from SECOM, as regulated by Normative Instruction No. 2 of April 20, 2018.

Expenses with Petrobras contracts are listed on its Transparency Portal, as well as total advertising expenditures in recent years. These advertising expenditures are not described in the financial statements. In the twelve-month period ended on December 31, 2019, advertising spending provided by Petrobras was around R$ 74 million, as shown in the table below.

MEDIA	AMOUNT
Open TV	R$ 49,040,285.26
Paid TV	R$ 1,313,493.50
Magazine	R$ 83,178.65
Newspaper	R$ 110,196.13
Radio	R$ 1,761,191.86
Internet	R$ 14,392,245.55
External Media	R$ 2,649,135.05
Cinema	R$ -
Production	R$ 4,453,150.99
TOTAL	R$ 73,802,876.99

Annual Advertising Expenses[1] (R$ million)


2019
74
2018
122
2017
170

[1] Data referring to advertising values published each year, including purchase of media spaces and production of advertising materials. The values corresponding to 2019 include updated data according to the progress of the checking process, whose consolidation date for this report occurred on 02/07/2020.

Partnerships and Covenants

With respect to Partnerships and Covenants, the company has Partnership and Covenant contracts in the following areas:

(i) In our investments in Research, Development and Innovation (RD&I) projects we have a network of technological partners involving around 130 universities and national and foreign research institutions, with an investment of around R$ 1.24 billion in partnership with them. In this sense, several channels of engagement and articulation with the scientific and academic community are used, among them:

223

• Establishment of technological partnerships through terms of cooperation with Science and Technology institutions and companies where resources are invested to boost productivity in R&DI; • Technical (periodic and occasional) meetings, with institutional representatives and researchers from the academic-scientific community, to align specific offers and technological demands; • Public calls (public notices) for the selection, presentation and execution of research projects in response to specific technological challenges; • Promotion of internal and external workshops for the Company to generate innovative ideas focused on critical technological bottlenecks and approximation between research groups at Universities/Research Institutes; • Lectures given to universities and research institutes in order to present our current technological demands. (ii) Activities to Promote Human Resources Training for the Oil, Gas, Energy and Biofuels sector take place through the Science Without Borders Program (PCSF) and the Human Resources Training Program (PFRH). The PFRH has invested, up to the current period, just over R$ 3.7 million in higher-level agreements signed between the company and Federal Universities, with just over 1.0 million in 2019. As of December 31, 2019, 4 higher education agreements were still active, in 4 educational institutions, distributed in 4 states in Brazil. In relation to the Science Without Borders Cooperation Protocol (PCSF), to which Petrobras, CAPES and CNPq are signatories, a second amendment was signed on December 20, 2017, in order to grant up to 214 Doctorate Sandwich scholarships and Full PhD, abroad, in order to train specialized labor, seeking to meet the demand and needs of the Oil, Gas, Energy and Biofuels sector, enabling scientific production in the company's lines of interest. For this Program, funds of R$ 123 MM were effectively paid in March 2018. In 2019, there was no funding. As of December 31, 2019, there were still 6 agreements in force regarding the claim of labor unions in ACT 2017, which provides in clause 25 of the Educational Benefits and Young University Program, - Paragraph 1 - The company will provide employees with agreements, signed with higher education institutions, which will allow discounts on tuition for higher education courses offered. The way defined by the company to comply with the aforementioned clause is the signing of agreements with higher education institutions to obtain discounts on tuition. The action aims to promote higher education for its employees and dependents. It is worth mentioning that this action does not establish a financial relationship with the Educational Institutions, as well as there is no allocation of resources for this type of agreement by Petrobras. The payment of monthly fees and other expenses resulting from the participation of beneficiaries and their dependents will be made solely and exclusively by the student or legal guardian, directly to the Agreement entity. It is worth noting that paragraph 1 of clause 25 of ACT 2017, which dealt with the signing of agreements with higher education institutions, is not present in ACT 2019-2020, so there will be no renewals or new agreements with this scope. 224 • Establishment of technological partnerships through terms of cooperation with Science and Technology institutions and companies where resources are invested to boost productivity in R&DI; • Technical (periodic and occasional) meetings, with institutional representatives and researchers from the academic-scientific community, to align specific offers and technological demands; • Public calls (public notices) for the selection, presentation and execution of research projects in response to specific technological challenges; • Promotion of internal and external workshops for the Company to generate innovative ideas focused on critical technological bottlenecks and approximation between research groups at Universities/Research Institutes; • Lectures given to universities and research institutes in order to present our current technological demands. (ii) Activities to Promote Human Resources Training for the Oil, Gas, Energy and Biofuels sector take place through the Science Without Borders Program (PCSF) and the Human Resources Training Program (PFRH). The PFRH has invested, up to the current period, just over R$ 3.7 million in higher-level agreements signed between the company and Federal Universities, with just over 1.0 million in 2019. As of December 31, 2019, 4 higher education agreements were still active, in 4 educational institutions, distributed in 4 states in Brazil. In relation to the Science Without Borders Cooperation Protocol (PCSF), to which Petrobras, CAPES and CNPq are signatories, a second amendment was signed on December 20, 2017, in order to grant up to 214 Doctorate Sandwich scholarships and Full PhD, abroad, in order to train specialized labor, seeking to meet the demand and needs of the Oil, Gas, Energy and Biofuels sector, enabling scientific production in the company's lines of interest. For this Program, funds of R$ 123 MM were effectively paid in March 2018. In 2019, there was no funding. As of December 31, 2019, there were still 6 agreements in force regarding the claim of labor unions in ACT 2017, which provides in clause 25 of the Educational Benefits and Young University Program, - Paragraph 1 - The company will provide employees with agreements, signed with higher education institutions, which will allow discounts on tuition for higher education courses offered. The way defined by the company to comply with the aforementioned clause is the signing of agreements with higher education institutions to obtain discounts on tuition. The action aims to promote higher education for its employees and dependents. It is worth mentioning that this action does not establish a financial relationship with the Educational Institutions, as well as there is no allocation of resources for this type of agreement by Petrobras. The payment of monthly fees and other expenses resulting from the participation of beneficiaries and their dependents will be made solely and exclusively by the student or legal guardian, directly to the Agreement entity. It is worth noting that paragraph 1 of clause 25 of ACT 2017, which dealt with the signing of agreements with higher education institutions, is not present in ACT 2019-2020, so there will be no renewals or new agreements with this scope. 224

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer